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TABLE OF CONTENTS
AKELA PHARMA INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AKELA PHARMA INC. Pro Forma Consolidated Statements of Operations (Unaudited) (in thousands of US dollars)

As filed with the Securities and Exchange Commission on October 22, 2007

Registration No. 333-146684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM F-1
 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Akela Pharma Inc.
(Exact name of registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

3333 Côte-Vertu, Suite 710, Saint-Laurent, Québec, Canada H4R 2N1, (514) 315-3330
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Andrew Reiter
Akela Pharma Inc.
11400 Burnet Road, Suite 4010, Austin, TX 78758
(512) 834-0449
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Name and Address of Company Counsel Barbara A. Jones, Esq. Kirkpatrick & Lockhart Preston Gates Ellis LLP One Lincoln Street Boston, MA 02111	Name and Address of Underwriters Counsel Mitchell S. Bloom, Esq. Robert E. Puopolo, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated October 22, 2007

5,250,000 Shares

AKELA PHARMA INC.

Common Shares

        This is the initial public offering of our common shares in the United States and no public market currently exists in the United States for our common shares. We are selling 5,250,000 common shares to investors in the United States and to certain institutional investors in certain countries outside the United States. We anticipate the initial public offering price will be between $6.00 and $8.00.

        Our common shares are currently listed on the Toronto Stock Exchange under the symbol "AKL." On October 5, 2007, the closing price of our shares on the Toronto Stock Exchange was C$6.44, or $6.56 in U.S. dollars based upon the noon buying rate in New York City on that date for cable transfers in foreign currencies as published by the Federal Reserve Bank of New York on such date of $1.00 = C$0.9815. We have applied to have our common shares listed on The NASDAQ Global Market under the symbol "AKLA." We expect that the public offering price for our shares will be determined by negotiations between us and the underwriters and will take into account, among other things, the price of our common shares on the Toronto Stock Exchange on the date this offering is priced.

        Investing in our common shares involves risks that are described in the "Risk Factors" section beginning on page 12 of this prospectus. You should read this prospectus carefully before you make an investment decision.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

        We have granted the underwriters the right to purchase up to 787,500 additional common shares from us at the public offering price, less underwriting discounts and commissions, within 30 days of the date of this prospectus, to cover over-allotments, if any.

        The underwriters expect to deliver the common shares in New York, New York, against payment in U.S. dollars on or about October     , 2007.

LAZARD CAPITAL MARKETS
OPPENHEIMER & CO.	BROADPOINT.

The date of this prospectus is October     , 2007.

        All monetary amounts are in United States dollars unless otherwise noted. All references to C$ are to Canadian dollars. On October 5, 2007, the noon buying rate in New York City for cable transfers in foreign currencies as published by the Federal Reserve Bank of New York was $1.00 = C$0.9815. The information in this prospectus assumes there will be no exercise by the underwriters of the over-allotment option discussed in "Underwriting—Over-allotment Option."

        In this prospectus, our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars.

        Akela Pharma, PharmaForm®, TAIFUN®, EDACS™, PHARMAFILM™, and our logo are some of our and our subsidiaries' trademarks. This prospectus also includes trademarks, trade names and service marks of other organizations.

        References in this prospectus to "LRI" are to LAB Research Inc., the result of a spin-off and disposal by us of our pre-clinical contract research services organization in 2006.

        All share prices, share numbers and per share amounts in this prospectus are presented after giving effect to a 1:7 reverse stock split effective October 10, 2007.

        You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying our common shares. You should read the entire prospectus carefully, especially the sections entitled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" and our financial statements and the related notes appearing at the end of this prospectus. Unless the context requires otherwise, references in this prospectus to "Akela," "we," "us" and "our" refer to Akela Pharma Inc. and its subsidiaries, as the context herein requires.

Overview

        We are an integrated product development company primarily focused on therapeutics for pain utilizing our proprietary drug delivery technologies. Our lead product candidate is Fentanyl TAIFUN®, a fentanyl formulation specifically designed to be delivered with our TAIFUN® Multi-Dose Inhaler. We are developing Fentanyl TAIFUN® as a rapid-acting inhaled opioid analgesic for treatment of break-through cancer pain. In June 2007, we entered into an exclusive license and development agreement with Janssen Pharmaceutica N.V. with respect to the continuing development and commercialization of Fentanyl TAIFUN®. We believe, based upon the results of our clinical trials to date, that our Fentanyl TAIFUN® product candidate, if approved by regulatory agencies, will deliver much faster onset of pain relief from break-through cancer pain at lower dosages than other non-injectable products currently indicated for break-through cancer pain.

        Our Phase IIb clinical trial, completed in August 2007, showed the median time to significant pain relief for patients using our Fentanyl TAIFUN® was 5.2 minutes. This result was statistically significant versus placebo (p=0.007). We believe this offers significant clinical benefits for patients and physicians due to its rapid onset compared to other non-injectable therapies for break-through cancer pain. We have an open Investigational New Drug (IND) submission for Fentanyl TAIFUN®, which was submitted to the U.S. Food and Drug Administration (FDA) in March 2006. We had an end-of-Phase II meeting with the FDA in August 2007 to present the data obtained and are now finalizing the design of the Phase III program required for submission of a New Drug Application, or NDA. We expect to commence our Phase III clinical trial during the first quarter of 2008.

        Break-through cancer-related pain has a severe impact on a patient's quality of life and can occur even if the individual is taking chronic pain medication on a regular basis. Break-through pain is a common component of chronic pain and is characterized by its rapid onset, intensity and relatively short duration. These intermittent flare-ups of intense pain "break-through" the effect of chronic pain medication. We believe currently available therapeutics targeted at break-through cancer pain are inadequate because of their higher dosage of fentanyl and comparatively longer time to onset. The current leading products in this market segment are Cephalon's Actiq® lozenge and Fentora® buccal tablet, both containing fentanyl as the active compound. According to data reported by the American Cancer Society, approximately 800,000 cancer patients in the United States will experience break-through pain in 2007. Data from EvaluatePharma shows that worldwide fentanyl sales in 2006 were $2.4 billion.

        We have developed a proprietary abuse-resistant delivery platform, which we call EDACS™, or Extruded Deterrence of Abusable Controlled Substances, to address opioid abuse. We intend to initiate a Phase I clinical trial for our first product using EDACS™ technology in late 2007 and expect to rely on a Section 505(b)(2) NDA approval process with the FDA, although no submissions have been made to date. EDACS™ is manufactured by hot-melt extrusion of a homogeneously blended powder that can be formulated to provide a variety of dosing options including once-a-day extended pain release. We believe that our technology is superior to other approaches for abuse deterrence because products manufactured with EDACS™ are crush resistant and slow to dose-release in alcohol. In addition, our product candidates do not contain opioid antagonists, such as naltrexone, which we believe may be vulnerable to unwanted leaking of the antagonist, thereby reducing the effect of the opioid. Our product candidates are intended to compete with the current market-leading oral controlled-release opioid products, including Oxycontin®, Avinza® and Opana®.

        Abuse of opioid pain medications is a significant medical and social problem. According to the National Survey on Drug Use and Health published in 2007 by the Substance Abuse and Mental Health Services Administration, during 2006 approximately 5.2 million people in the United States used prescription pain relievers for nonmedical purposes, an increase from the estimated 4.7 million in 2005. Current dosage forms of prescription pain relievers are often abused by dissolving them in alcohol or crushing and inhaling the tablets. The cost of U.S. opioid analgesic abuse (which includes costs relating to healthcare, criminal justice and the workplace) has been estimated by industry analysts in 2001 to be over $8.6 billion, which is the equivalent of $9.5 billion in 2005.

        In addition to our pain product candidates, our non-pain product candidates and our platform technologies include:

  •
  GHRH (growth hormone releasing hormone)—Our growth hormone releasing hormone is a synthetic analog of the natural human growth hormone releasing hormone, and is considered a new chemical entity. Our GHRH recently completed a pilot Phase II clinical trial outside the United States for the treatment of malnutrition associated with pre-dialysis stage chronic renal failure. The compound has been shown to have very high affinity for the pituitary GHRH receptor, and has a long circulating half life.

  •
  CGRP (calcitonin gene related peptide)—Our CGRP is a novel therapeutic currently in Phase IIb development outside the United States for the treatment of asthma. CGRP is a natural peptide (37 amino acids) produced in the lung in response to allergic stimuli. Unlike current asthma drugs, CGRP has been shown to possess a combination of bronchodilatory, bronchoprotective and anti-inflammatory properties in several preclinical animal models of allergic asthma. From a therapeutic point of view, if validated in human clinical trials, CGRP has the potential to become the first drug with these properties.

  •
  PHARMAFILM™—Our transmucosal drug delivery film, which delivers drugs by being placed on the gum tissue, is suitable for drugs with poor oral bioavailability, that is, drugs that are not well-absorbed or are quickly degraded or deactivated when ingested orally. Advantages of our PHARMAFILM™ technology include suitability for a wide variety of drugs, a simple manufacturing process (in which neither water nor solvent is necessary for production) and excellent content uniformity. An IND has been submitted to the FDA with respect to this technology.

        To date, no submissions have been made to the FDA with respect to GHRH or CGRP.

        Our clinical operations group supports our product development activities by facilitating timely access, in a cost-effective manner, to highly competitive clinical patient populations.

Strategy

        Our goal is to become a significant integrated product development company with a diversified product portfolio based on multiple drug delivery platforms. We intend to:

  •
  Focus on pain—We believe the pain market represents a substantial near-term opportunity as many existing therapeutics, such as fentanyl, have the potential to be delivered by inhalation technology and lead to improved clinical benefit. In addition, given the prevalence of opioid abuse, deterrent products are likely to be in demand. We believe our drug delivery technologies and formulation expertise will allow us to develop products that will meet these unmet medical needs.

  •
  Pursue 505(b)(2) approvals—We have selected the drugs incorporated in our proprietary delivery technologies, in part, due to their previously demonstrated safety and efficacy record in treating pain. We believe this will allow us to utilize the Section 505(b)(2) approval process with the FDA that may enable us to bring our product candidates to market more rapidly by relying for approval on studies conducted by others for which we have not obtained a right of reference.

  •
  Leverage our drug delivery expertise—We believe our proprietary technologies and drug delivery expertise will allow us to develop differentiated products that are faster acting, safer or less abusable than currently approved products. We intend to continue to identify therapies where our technology platform and expertise can be applied to improve the standard of care for patients.

  •
  Maximize partnership opportunities—We intend to enter into partnering arrangements with international pharmaceutical companies to market our product candidates worldwide. For our non-core product candidates, such as CGRP and GHRH, we intend to enter into partnership arrangements to advance clinical development prior to initiation of pivotal clinical trials.

  •
  Actively develop, in-license or acquire complementary products—We will continue to pursue the in-house development of additional product candidates complementary to our existing portfolio. We evaluate in-licensing and acquisition opportunities to broaden our pipeline in the core therapeutic areas and drug delivery platforms, as demonstrated by our recent acquisition of PharmaForm.

Risk Factors

        We are subject to a number of risks of which you should be aware before you decide to buy our common shares. These risks are more fully described under the heading "Risk Factors," and include, among others, the following:

  •
  All of our products are in the development stages;

  •
  Our competitors may be able to use their own proprietary technologies to launch products that are similar to our products but do not infringe our patents, which may negatively impact our ability to achieve our business objectives;

  •
  We have not received regulatory approval for, or generated commercial revenues from, any of our product candidates;

  •
  If we do not successfully obtain regulatory approval for, or commercialize any of, our product candidates, we will be unable to achieve our business objectives;

  •
  We have incurred net losses and, as of June 30, 2007, we had an accumulated deficit of $43.5 million;

  •
  We expect to continue to incur losses over the next several years, and we may never become profitable;

  •
  We do not expect to pay dividends in the near future, if at all; and

  •
  An active and liquid trading market in our common shares may not develop.

Recent Events

        In June 2007, we entered into an exclusive license and development agreement with Janssen Pharmaceutica N.V. with respect to the continuing development and commercialization of Fentanyl TAIFUN®.

        In January 2007, we acquired Texas-based Formulation Technologies, L.L.C., a specialty pharmaceutical company known as PharmaForm, for approximately $13.0 million, including $7.5 million of cash, common shares valued at $4.4 million and transaction costs. Additional consideration is payable by us upon completion of certain milestones relating to PharmaForm's drug development programs as discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        We spun off our preclinical contract research services business through an initial public offering in Canada in August 2006. In September and November 2006, we sold the balance of our holdings in that entity, now known as LAB Research Inc. (LRI).

        We have included in this prospectus an unaudited pro forma statement of operations for the 12 months ended December 31, 2006, and the six months ended June 30, 2007, which reflect the impact of the PharmaForm and LRI transactions on our consolidated financial statements as if both had occurred as of January 1, 2006.

Corporate Information

        Our registered office is at 3333 Côte-Vertu, Suite 710, Saint-Laurent, Québec, Canada H4R 2N1. Our telephone number is (514) 315-3330 and our facsimile number is (514) 315-3325. Our principal place of business and agent for service of process in the United States is Akela Pharma Inc., 11400 Burnet Road, Suite 4010, Austin, TX 78758, telephone number (512) 834-0449. We also maintain a website at www.akelapharma.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus.

THE OFFERING

Common shares we are offering	5,250,000 shares
Common shares to be outstanding after this offering	17,018,294 shares
Use of proceeds
We plan to use the net proceeds from this offering to fund the further research, development and expansion of our product candidates and for other working capital and general corporate purposes. See "Use of Proceeds."
Toronto Stock Exchange symbol	AKL
Proposed NASDAQ Global Market symbol	AKLA

        The number of common shares outstanding after this offering is based on 11,768,294 common shares outstanding as of September 30, 2007, and excludes:

  •
  1,118,934 common shares issuable on the exercise of options outstanding at September 30, 2007 at a weighted average price of C$7.36 per share;

  •
  252,898 common shares issuable upon exercise of warrants exercisable at $7.70 per share;

  •
  707,856 common shares reserved for future issuance under a stock-based compensation plan;

  •
  214,285 common shares issuable to the sellers of our Finnish subsidiary if it satisfies certain milestone criteria; and

  •
  a currently indeterminable number of common shares issuable to the sellers of Formulation Technologies, L.L.C. if it satisfies certain milestone criteria.

        Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

        All share prices, share numbers and per share amounts in this prospectus are presented after giving effect to a 1:7 reverse stock split effective October 10, 2007.

SUMMARY CONSOLIDATED FINANCIAL DATA

        In the table below, we provide a summary of our consolidated financial data. We have prepared this data using our audited consolidated financial information as of and for the year ended December 31, 2006, our unaudited consolidated financial information as of and for the six months ended June 30, 2007 and our unaudited pro forma consolidated financial information for the six months ended June 30, 2007. Our pro forma consolidated statement of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 reflects the impact on our financial statements of the disposal of our pre-clinical contract research services business in 2006 and our acquisition of PharmaForm in January 2007 as if these events had occurred as of January 1, 2006. You should read this data together with our audited and unaudited consolidated financial statements, the unaudited pro forma consolidated financial information, including the respective related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The summary consolidated balance sheet data is presented on an actual basis and on an as adjusted basis to reflect the sale of the 5,250,000 common shares offered at an assumed initial public offering price of $6.56 per share, after deducting underwriting discounts and commissions and estimated offering expenses, such price representing the U.S. dollar equivalent of the closing price of our common stock on the Toronto Stock Exchange on October 5, 2007. Since the scope of our continuing business is substantially different from that conducted by us prior to January 1, 2007 as reflected in our historical consolidated financial statements included in this prospectus, you should not view our historical consolidated financial statements or the financial data derived therefrom as predictive of our future financial position or results of operations.

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
	(U.S dollars in thousands, except share and per share data)
Pro forma(1) Consolidated Statement of Operations (unaudited):
Revenues	$11,809	$5,105
Cost of sales	6,828	2,768
Selling, general and administrative	14,234	7,377
Research and development	16,956	8,251
Operating leases	1,465	1,651
Impairment of property and equipment	3,523	—
Restructuring	335	264
Foreign exchange loss (gain)	1,047	(779)
Interest on long-term debt	905	113
Interest income	(547)	(425)
Change in fair value of derivative-related liability and warrants	1,204	—
Income taxes	66	138

Net earnings (loss)	$(34,207)	(14,253)

Earnings (loss) per share	$(3.04)	$(1.22)

(1)
After giving effect to the disposition of LAB Research Inc. (LRI) in 2006 and the acquisition of Formulation Technologies, L.L.C. (PharmaForm) in January 2007 as if both transactions took place on January 1, 2006.

	At December 31, 2006	At June 30, 2007 (unaudited)
	Actual	Actual		As adjusted(1)
	(U.S. dollars in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$35,304	$12,120	(2)	$41,321
Total assets	39,252	39,897		69,098
Current liabilities	8,280	9,743		9,743
Long-term obligations and redeemable common shares	4,736	9,739		9,739
Share capital	42,456	42,508		71,709
Accumulated deficit	(25,795)	(43,545)		(43,545)
Total stockholders' equity	26,236	9,449		38,650

(1)
A $1.00 increase (decrease) in the assumed public offering price of $6.56 would increase (decrease) each of current assets, total assets and total stockholders' equity by $4.9 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
In July 2007, we received an additional $10.8 million with the signing of our license and development agreement with Janssen Pharmaceutica N.V.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts, are forward-looking statements. In this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "plan," "predict," "potential" and similar expressions, as they relate to us, our business and our management, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

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  delays or unfavorable results from our current and planned clinical trials;

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  our ability to establish and maintain intellectual property protection for our product candidates;

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  our access to additional capital;

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  our ability to enter into and maintain relationships with third parties, such as licensors, manufacturers, suppliers and those who conduct clinical trials for us;

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  our ability to enroll patients for our clinical trials;

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  our ability to implement and manage our sales and commercialization initiatives;

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  the impact of competition and technological change;

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  the timing of necessary regulatory clearances;

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  coverage and reimbursement policies of governmental and private third-party payors, including the Medicare and Medicaid programs;

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  general economic and business conditions, both nationally and in our markets;

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  our ability to attract and retain key management and scientific personnel;

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  existing and future regulations that affect our business; and

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  other risk factors included under "Risk Factors" in this prospectus.

        In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

        Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a corporation organized under the laws of Canada. A majority of our directors, certain of our officers and certain of the experts named in this prospectus reside outside the United States. Because a substantial portion of our assets and all or a substantial portion of the assets of those persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon us or those persons. Furthermore, it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the experts named in this prospectus.

RISK FACTORS

        Investing in our common shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below before deciding to invest in our common shares. If any of the following risks materialize, our business, financial condition, results of operation and future prospects will likely be materially and adversely affected. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations and financial results. As a result, the market price of our common shares could decline and you could lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Financing Our Business

We have incurred operating losses and anticipate that we will continue to incur losses for the foreseeable future. We have never had any products available for commercial sale and we may never achieve or sustain profitability.

        We are an integrated product development company and our proposed products are currently in research and development. We are not profitable and have incurred operating losses. We have never had any products available for commercial sale and we have not generated any revenue from product sales. We do not anticipate that we will generate revenues from the sale of products for the foreseeable future, but we continue to incur expenses related to our operations. Our consolidated net loss for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 (unaudited) was $11.9 million, $11.1 million, $0.8 million and $17.8 million, respectively. For the year ended December 31, 2006, results include a capital gain on the disposal of LAB Research Inc. (LRI); our net loss excluding the gain was $33.6 million. As of June 30, 2007, we had an accumulated deficit of $43.5 million. We expect to continue to incur losses for the foreseeable future, and we expect these losses to persist as we continue our research activities and conduct development of, and seek regulatory approvals for, our product candidates, and prepare for and begin to commercialize any approved products. We may never become profitable. Even if we achieve profitability in the future, we may not be able to sustain profitability. Any failure to successfully develop and obtain regulatory approval for product candidates that are currently under development would have a material adverse effect on our business, financial condition and results of operations.

We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding. If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates or continue our clinical trials and other research and development programs.

        Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to:

  •
  continue and complete the clinical development of Fentanyl TAIFUN®;

  •
  initiate and complete the clinical development of our other product candidates;

  •
  develop, license or acquire additional product candidates;

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  launch and commercialize any product candidates for which we receive regulatory approval; and

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  continue our research and development programs.

        We expect that our existing capital resources and funds received from co-development and licensing agreements, together with the proceeds from this offering, will be sufficient to fund our operations through at least early 2010. Nonetheless, we estimate that it will cost approximately $67 million over the next five years to develop our current product and platform portfolio to the point where these products and platforms can be either commercialized or out-licensed. These costs will be financed using our current working capital, by funds received through co-development and licensing arrangements and through the issuance of shares and/or debt as required. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if we:

  •
  experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

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  experience setbacks in our progress with preclinical studies and clinical trials are delayed;

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  experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

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  experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

  •
  elect to develop, acquire or license new technologies and products.

        If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our clinical trials and/or research and/or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations. We may also seek collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available. We may be required to relinquish or license on unfavorable terms our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves.

If we raise additional financing, the terms of such transactions will cause dilution to existing shareholders and/or may contain terms that are not favorable to us or existing shareholders.

        We may seek to raise additional financing through private placements or public offerings of our equity or debt securities. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants, such as limitations on our ability to incur additional indebtedness, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Risks Related to Clinical Trials and Regulatory Approval

We are highly dependent on the success of our lead product candidate, Fentanyl TAIFUN®, and we cannot give any assurance that it or any of our other product candidates will receive regulatory approval or be successfully commercialized.

        We have invested a significant portion of our financial resources in the development of our lead product candidate, Fentanyl TAIFUN®. We anticipate that in the near term our ability to generate significant revenues will depend primarily on the successful development and commercialization of this product candidate, especially in Europe and the United States. Although we have several other products under development, they are at an earlier stage of development.

        We recently completed our Fentanyl TAIFUN® Phase IIb clinical trials. In order to market Fentanyl TAIFUN®, we will have to conduct additional clinical trials, including a Phase III clinical trial, to demonstrate safety and efficacy. We have not initiated any Phase III clinical trials with any of our product candidates; however, we expect to commence a Phase III clinical trial for Fentanyl TAIFUN® during the first quarter of 2008.

        Our other product candidates focusing on pain that utilize our abuse-deterrent EDACS™ technology are currently in preclinical development. Our other non-pain product candidates, a GHRH analog and a calcitonin composition, are also in Phase II clinical trials and are subject to the risk that Phase III clinical trials may be delayed, altered or not initiated, that regulatory approval may never be achieved and that these products, if commercialized, may not be successful. Our clinical development programs for each of these three product candidates may fail to receive regulatory approval if we are not able to demonstrate that the relevant product candidate is safe and effective in clinical trials, and consequently we may fail to obtain necessary approvals from the FDA, European Agency for the Evaluation of Medicinal Products (EMEA) or similar non-U.S. regulatory agencies in Canada and elsewhere.

The results of preclinical studies and previous clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later testing or trials.

        Preclinical tests and Phase I and Phase II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of products at various doses and schedules. Success in preclinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful and is not necessarily predictive of final results. Favorable results in early trials may not be repeated in later trials and positive interim results do not ensure success in final results.

        The results of preclinical tests and clinical trials are frequently susceptible to:

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  varying interpretations of results that may delay, limit or prevent regulatory approvals;

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  negative or inconclusive results or adverse medical events that may cause the clinical trial to be delayed, repeated or terminated; or

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  third-party actions that are outside of our control, including patients, investigators, contract research organizations (CRO), Institutional Review Boards (IRB) or ethics committees, Data Safety Monitoring Boards (DSMB), and government regulators.

        Even after the completion of Phase III clinical trials, the FDA, EMEA or other non-U.S. regulatory authorities may disagree with our clinical trial design and our interpretation of data, and may require us to conduct additional clinical trials to demonstrate the efficacy of our product candidates.

        Share prices for life sciences companies have declined significantly in instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly and could lead to shareholder lawsuits, Securities and Exchange Commission (SEC) inquiry and congressional investigation.

Clinical trials for our product candidates are expensive and time-consuming, and their outcome is uncertain.

        Before we can obtain regulatory approval for the commercial sale of any product candidate, we are required to complete extensive clinical trials to demonstrate the product's safety and efficacy. Clinical trials are very expensive and difficult to design and implement. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

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  the inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

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  delays arising from collaborative arrangements;

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  delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

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  delays, suspension, or termination of the clinical trials due to the independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

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  delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

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  difficulty recruiting and enrolling sufficient numbers of patients, which is affected by:

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  design of the protocol;

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  the size of the patient population;

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  eligibility criteria for the study in question;

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  perceived risks and benefits of the drug under study;

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  availability of competing therapies;

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  efforts to facilitate timely enrollment in clinical trials;

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  public reputation of the investigator(s) or study site(s);

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  patient referral practices of physicians; and

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  availability of clinical trial sites.

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  uncertain dosing issues;

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  inability or unwillingness of medical investigators to follow clinical protocols or drug control procedures;

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  variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

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  scheduling conflicts with participating clinicians and clinical institutions;

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  difficulty in maintaining contact with subjects after treatment, resulting in incomplete data;

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  unforeseen safety issues or side effects;

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  lack of efficacy during the clinical trials;

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  reliance on CROs to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; and

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  other regulatory delays.

        Break-through pain is a condition that typically occurs in patients with terminal cancer and a short life expectancy. During the clinical trials performed with Fentanyl TAIFUN®, we have encountered some difficulty enrolling patients in short-term controlled trials, due to the limited time that the patients may benefit from the trial product. To overcome the difficulty, we increased the number of study sites and clinical investigators in order to interview and screen more potential patients. In the planned Phase III trials for Fentanyl TAIFUN®, treatment may be extended up to three months, and hence we expect to provide a higher benefit to the enrolled patients and obtain faster patient enrollment. Nevertheless, if we have difficulty enrolling a sufficient number of patients to conduct clinical trials as planned, we may need to delay, suspend or terminate ongoing clinical trials.

        Our clinical trials may be suspended or terminated at any time by the FDA, EMEA or other regulatory authorities, the IRB or ethics committee overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site or us. Any failure or significant delay in completing clinical trials for our product candidates could materially harm our financial results and the commercial prospects for our product candidates.

Our product candidates may cause undesirable and potentially serious side effects during clinical trials that could delay or prevent their regulatory approval or commercialization.

        Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA, EMEA or other non-U.S. regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing our product candidates and generating revenues from their sale. In addition, if our product candidates receive marketing approval and we or others later identify undesirable side effects caused by the product:

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  regulatory authorities may withdraw their approval of the product;

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  we may be required to recall the product, change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

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  a product may become less competitive and product sales may decrease; or

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  our reputation may suffer.

        Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

        Fentanyl TAIFUN® is a potent opioid analgesic that may cause potentially life-threatening respiratory depression if administered in high doses. This risk may be increased with a product that produces a very rapid and high concentration of fentanyl, such as Fentanyl TAIFUN®. For this reason, all patients that receive Fentanyl TAIFUN® treatment must be tolerant to opioids, and the administration is started from low doses and increased to higher doses only if the patient requires a higher dose to achieve analgesia and has no undesirable effects, such as respiratory depression. With adherence to these precautions, no respiratory depression has been observed in patients receiving Fentanyl TAIFUN®.

        The FDA has indicated to us that we will need to submit a risk minimization action plan (RiskMAP) to address certain identified risks associated with the use of Fentanyl TAIFUN®. Generally speaking, a RiskMAP is a strategic safety program designed to achieve specific safety-related health outcomes or goals in minimizing known risks of a product, while preserving its benefits. We expect that our RiskMAP will fully address the risks identified by the FDA and our risk minimization program.

If new therapies become broadly used, we may need to conduct clinical trials of our product candidates in combination with these new therapies to demonstrate the safety and efficacy of the combination. Additional trials will delay the development of our product candidates and increase our costs. The failure of our product candidates to work in combination with these new therapies would have an adverse effect on our business.

        We will need to assess new therapies as they are developed to determine whether to conduct clinical trials of our product candidates in combination with them to demonstrate safety and efficacy of the combination. If we determine to conduct additional clinical trials of our product candidates in combination with these new therapies, the development of our product candidates will be delayed and our costs increased. If these clinical trials generate safety concerns or lack of efficacy, our business would be adversely affected.

        If our product candidates become approved in combination with a specific therapy that is broadly used and that therapy becomes displaced by another product, the market for our product candidate may decrease.

We rely, in part, on third parties to conduct clinical trials for our product candidates and plan to rely on third parties to conduct future clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates.

        To implement our product development strategies, we rely, in part, on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories, to conduct the clinical trials of our product candidates. One CRO, Allied Research International, conducted our CGRP Phase IIa clinical trial; Encorium Oy, a Finnish CRO, conducted our GHRH pilot Phase II clinical trial; and two CROs, Hyperphar N.V. and Pharos GmbH, conducted our Fentanyl TAIFUN® Phase II clinical trial. The types of services provided by these CROs include the preparation of case report forms, site management and monitoring, bio-statistics, data management and final report preparation and can be replaced with a minimum of operational disruption. Although the services our CROs currently perform are commodity services that can be easily relocated, we may rely more substantially on third parties in the future.

        Despite our utilization of third-party services to conduct our clinical trials, we are responsible for ensuring that each of our clinical trials is conducted in accordance with:

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  our investigational plan and protocol; and

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  regulations and standards for conducting, monitoring, recording and reporting the results of clinical trials.

Such regulations and standards, commonly referred to as Good Clinical Practices (GCPs) have been designed to ensure that the data and results of clinical trials are scientifically credible and accurate and that the clinical trial subjects are adequately informed of the potential risks of participating in clinical trials.

        If the third parties conducting our clinical trials do not perform their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to GCPs or for any other reason, we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated. In addition, a failure by such third parties to perform their obligations in compliance with GCPs may cause our clinical trials to fail to meet regulatory requirements, which may require us to repeat our clinical trials, and may lead to investigations or enforcement actions by federal or state government regulators against us or the third parties.

        In the future, we may conduct our own clinical trials in certain countries through either targeted acquisitions of certain existing clinical operations or the establishment of new operations. There can be no assurance that we will pursue this strategy or that such strategy would mitigate against this risk.

Our drug development and formulation services business is regulated by numerous federal, state, and local governmental authorities subjecting us to compliance costs and risks of non-compliance.

        Our operations in Austin, Texas provide pharmaceutical development and formulation services and pre-commercial manufacturing on a fee-for-service basis to third parties for their products. We expect that these capabilities, together with the intellectual property acquired by us in the PharmaForm acquisition, will allow us to accelerate our product development strategy, broaden our drug platform pipeline and provide for the eventual manufacture of our products within the United States. However, the manufacturing, distribution, processing, formulation, packaging, storage, and disposal functions in Austin are subject to numerous and complicated federal, state, and local governmental regulations including, but not limited to, Good Laboratory Practices (GLPs), GCPs, and current Good Manufacturing Practices (cGMP). We must maintain our facility's U.S. Drug Enforcement Agency (DEA) and FDA registrations. Failure to do so would require new testing and compliance inspections. Compliance with all federal, state, and local requirements is difficult and expensive. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply could result in:

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  penalties;

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  suspension of manufacturing, and/or testing;

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  costly changes to achieve compliance;

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  loss of permits or licenses; or

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  facility closure.

Each of the above-listed occurrences could have a material and adverse effect on our business, financial condition, and current operation, and could negatively affect our ability to service our third-party customers or meet contractual commitments, as well as significantly delay or prevent us from developing and commercializing our own product candidates.

        If our third-party customers file complaints about our services or our facilities, we could be subject to lawsuits and the DEA or FDA may impose restrictions or limitations on our activities or potentially close the facility. We are subject to ongoing periodic unannounced inspection by the FDA, DEA and non-U.S. regulatory authorities to ensure strict compliance with GLP, GCP and cGMP and other applicable government regulations and corresponding standards. There can be no assurance that the FDA, DEA or other regulatory agencies will find our contract research and development activities to be in compliance with GLP, GCP and cGMP requirements or other applicable requirements. If we fail to achieve and maintain high laboratory testing standards, clinical research standards, or manufacturing standards in compliance with GLP, GCP and cGMP regulations, we may experience testing, research or manufacturing errors or results leading to problems that could seriously harm our business, financial condition and reputation and could result in significant legal liability. In the future, PharmaForm may conduct commercial manufacturing activities for our products or for our third-party customers that would increase our risks and potential liabilities. In addition, significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve.

FDA review of our product candidates and, consequently, approval of our product candidates in the United States, may be subject to delay given the locations of our clinical studies.

        The FDA will generally accept an application for marketing approval based solely on non-U.S. clinical data meeting U.S. criteria if:

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  the non-U.S. data is applicable to the U.S. population and U.S. medical practice;

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  the studies have been performed by clinical investigators of recognized competence; and

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  the data may be considered valid without the need for an on-site inspection by the FDA, or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means.

        We have primarily conducted clinical trials for our lead product candidate, Fentanyl TAIFUN®, and our other product candidates outside the United States at study sites in Canada, Estonia, Finland, France, Germany, Italy, Latvia, Lithuania, Moldova, Poland, Romania, Serbia, the Netherlands, Ukraine, and the United Kingdom. To the extent the FDA deems it necessary to conduct an on-site inspection as described above, our applications for marketing approval may be delayed longer than similarly situated companies that have conducted trials in the United States. In addition, though we believe that our non-U.S. data is applicable to the U.S. population and U.S. medical practice, the FDA has not yet concluded so and if the FDA were to question our non-U.S. data, our applications for marketing approval might be delayed longer than similarly situated companies that have conducted trials in the United States or may not be approved at all.

        Should the FDA, contrary to our expectations, not consider our non-U.S. data applicable to the U.S. population, we would need to increase the number of U.S. study sites in the Phase III program, or conduct the Phase III program entirely in the United States, which consequences could result in a higher cost, a delay of the clinical program, or both.

FDA approval for our product candidates could be delayed if our competitors obtain FDA approval for a competitive product before we do.

        As an alternate path to FDA approval for new indications or improved formulations of previously approved products, a company may submit a Section 505(b)(2) New Drug Application (NDA), instead of a "stand-alone" or "full" NDA filing under Section 505(b)(1). Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (FFDCA), was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. This provision allows the FDA to rely for approval of the NDA on data not developed by the applicant, such as published literature or the agency's finding of safety and effectiveness of a previously approved drug.

        Under the Hatch-Waxman Amendments, newly approved drugs and indications benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Amendments prohibit the submission of an abbreviated new drug application (ANDA), or a Section 505(b)(2) NDA for a drug product that references the newly approved drug for a five-year period, except that the ANDA or 505(b)(2) application may be submitted after four years if it contains a Paragraph IV certification of patent invalidity or non-infringement. A Section 505(b)(2) application may itself be granted five years of exclusivity if it is for a new chemical entity. Protection under the Hatch-Waxman Amendments will not prevent the submission or approval of another "full" or "stand-alone" NDA; however, the applicant would be required to conduct its own non-clinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Amendments also provide three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages, or strengths of an existing drug, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are essential to the approval of the application containing those changes. The Hatch-Waxman Amendments prohibit the FDA's approval of an ANDA or a 505(b)(2) NDA for a drug product that references the newly approved drug for a three-year period. A 505(b)(2) NDA may itself be granted three years of exclusivity if it contains new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant and that are essential to the approval of the application. The five-year and three-year periods may be extended by up to two periods of six-month exclusivity for the submission of pediatric studies.

        If the FDA approves another company's version of our product candidates, such as GHRH, before it approves our product candidate, and awards that company five-year marketing exclusivity for a new chemical entity, then we could not submit a 505(b)(2) application for that product candidate for at least four years. However, since our GHRH has a unique amino acid sequence and is considered a new chemical entity different from other GHRH compounds, we will need to submit a full 505(b)(1) NDA. Therefore, data protection relating to other companies' GHRH compounds should not extend to our GHRH. In addition, if the FDA approves another company's version of our product candidates, such as a dry-powder form of inhaled fentanyl, before it approves our product candidate, such as Fentanyl

TAIFUN®, and awards that company three-year marketing exclusivity for a new clinical study, then we could not receive FDA approval of our 505(b)(2) application for that product candidate for at least three years.

The regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates.

        The research, testing, manufacturing, packaging, labeling, approval, storage, selling, marketing and distribution of drug products are subject to extensive regulation in the United States by the FDA, in Canada by the Therapeutics Products Directorate (TPD) and by similar regulatory authorities in the European Union, Japan and elsewhere, and regulations and requirements differ from country to country. We are not permitted to market our product candidates in the United States until we receive approval of an NDA, or Biologics License Application (BLA) from the FDA. We have not submitted an application for or received marketing approval for any of our product candidates. Obtaining approval can be a lengthy, expensive and uncertain process.

        The FDA has substantial discretion in the drug approval process. Despite the time and expense exerted by us, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional preclinical studies and clinical trials. The number of preclinical studies and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is designed to address, and the regulations applicable to any particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including:

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  a drug candidate may not be deemed safe or effective;

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  the FDA may not find the data from preclinical studies and clinical trials sufficient;

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  the FDA may not approve our third-party manufacturer's processes or facilities;

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  the FDA may change its approval policies or adopt new regulations; or

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  third-party products may enter the market and change approval requirements.

        Our operations and facilities are subject to ongoing governmental review. Development, manufacturing, labeling, and promotional activities are continually regulated by the FDA, DEA and certain foreign regulatory bodies, and we must also report certain adverse events involving our products and those we service to these agencies. Previously unidentified adverse events or an increased frequency of adverse events at our facility could result in costly and time-consuming alterations, including temporary shutdown of our operations. In addition, approvals may be withdrawn if compliance with regulatory standards is not maintained. The restriction, suspension, or revocation of regulatory approvals or any other failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition, and results of operations.

        We are required to follow cGMP requirements and are subject to routine unannounced periodic inspections by the FDA, DEA and certain state and foreign regulatory agencies for compliance with cGMP requirements and other applicable regulations. There can be no assurance that the FDA, DEA or other regulatory agencies will find our CRO or manufacturing process or facilities or other operations to be in compliance with cGMP requirements and other regulations. Our failure to maintain satisfactory compliance with cGMP could have a material adverse effect on our ability to continue to develop, produce, market and distribute our product candidates and, in the most serious cases, could result in the issuance of warning letters, seizure or recall of products, civil penalties or closure of our development and manufacturing facilities until such cGMP compliance is achieved.

Failure to comply with regulatory authorities or applicable regulatory requirements may, either before or after product approval, if any, subject us to administrative or judicially imposed sanctions.

        Failure to comply with FDA, EMEA or other applicable U.S. and non-U.S. regulatory requirements may, either before or after product approval, if any, subject us to administrative or judicially imposed sanctions, including:

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  restrictions on the products, manufacturers or manufacturing process;

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  warning letters or untitled letters;

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  civil and criminal penalties;

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  injunctions;

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  suspension or withdrawal of regulatory approvals;

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  suspension of or holds on clinical trials;

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  product seizures, detentions or import bans;

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  product recalls and publicity requirements;

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  total or partial suspension of production;

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  imposition of restrictions on operations, including costly new manufacturing requirements, via consent decrees or other administrative action; and

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  refusal to approve pending NDAs or BLAs or supplements to approved NDAs or BLAs.

        Regulatory approval of an NDA, NDA supplement, BLA or BLA supplement is not guaranteed, and the approval process is very expensive and may take several years, if it occurs at all.

Failure to maintain DEA registration and licensing or compliance with DEA requirements could prevent us from marketing our product candidates in the United States.

        Our product candidates may be strictly regulated by the DEA. The DEA closely regulates those drugs that are defined as controlled substances or listed chemicals by the Controlled Substances Act and its amendments and implementing regulations. Under U.S. federal law, a person, including an individual or corporation, who manufactures, distributes, dispenses, imports, or exports any controlled substance, or who proposes to engage in these activities, must register with the DEA, unless exempt. In addition, manufacturers are subject to DEA-established procurement, production, and manufacturing quotas. Registrants must comply with a series of regulatory requirements, and have detailed procedures in place, relating to drug labeling, packaging, security, shipment and disposal; customer, clinical investigator, or other shipee licensure; employee limitations and controls; transaction reporting; records accountability; inventory maintenance; and diversion control procedures. Although we have taken steps to ensure compliance with DEA requirements, including DEA registration and licensure, we cannot guarantee that DEA will determine that our activities comply with current or future DEA regulations. The DEA has the authority to enter and inspect our facilities at any time. There may be similar regulatory issues in other non-U.S. jurisdictions.

Failure to obtain regulatory approval outside the United States would prevent us from marketing our product candidates abroad.

        We intend to market certain of our product candidates in non-U.S. markets. In order to market our product candidates in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals. The approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain

FDA approval. Approval by the FDA or other regulatory authorities does not ensure approval by regulatory authorities in other countries, and approval by one or more non-U.S. regulatory authorities does not ensure approval by regulatory authorities in other countries or by the FDA. The non-U.S. regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain non-U.S. regulatory approvals on a timely basis, if at all. We may not be able to file for non-U.S. regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any market. Once we obtain regulatory approvals in non-U.S. jurisdictions, we will be subject to post-approval requirements and non-compliance with these requirements could result in enforcement actions against us.

Even if we obtain regulatory approvals for our product candidates, the terms of approvals and ongoing regulation of our product candidates may limit how we manufacture, distribute and market our product candidates, which could materially impair our ability to generate revenue.

        Even if we or our collaborators obtain regulatory approval for a drug candidate, we will be subject to post-marketing regulatory obligations, including requirements to:

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  maintain records regarding product safety; and

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  report to regulatory authorities adverse events.

        The occurrence of unanticipated serious adverse events or other safety problems could cause the regulatory authorities to:

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  impose significant restrictions on the indicated uses for which the product may be marketed;

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  impose other restrictions on the distribution or sale of the product;

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  require labeling changes that affect the risk-benefit ratio of the drug; or

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  require potentially costly post-approval studies.

        In addition, post-market discovery of any previously unknown safety problem could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing recordkeeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to commercialize approved product candidates.

        In addition, manufacturing of approved drug products must comply with extensive regulations governing cGMP. Manufacturers and their facilities are subject to continual review and periodic inspections. Failure to comply with cGMP requirements could result in a suspension of manufacturing, product recalls or even withdrawals from the market. As we will be dependent on third parties for manufacturing, we will have limited ability to ensure that any entity manufacturing products on our behalf is doing so in compliance with applicable cGMP requirements. Failure or delay by any manufacturer of our products to comply with cGMP regulations or to satisfy regulatory inspections could have a material adverse effect on us, including potentially preventing us from being able to supply products for clinical trials or commercial sales. In addition, manufacturers may need to obtain approval from regulatory authorities for product, manufacturing, or labeling changes, which requires time and money to obtain and can cause delays in product availability.

        There are extensive post-approval requirements related to the sale and marketing of pharmaceutical products in the United States including federal and state laws governing approved labeling, comparisons to competing products' off-label promotion, scientific/educational grants, gifts, and adverse event monitoring and post-marketing reporting.

        Compliance with extensive regulatory requirements requires training and monitoring of the sales force, which would impose a substantial cost on us and our collaborators. To the extent our products, when and if we have any, are marketed by our collaborators, the ability to ensure their compliance with applicable regulations will be limited. Failure to comply with applicable legal and regulatory requirements may result in:

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  issuance of warning or untitled letters by regulatory authorities, or both;

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  fines and other civil penalties;

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  criminal prosecutions and penalties;

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  injunctions, suspensions or revocations of marketing licenses or approvals;

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  suspension of any ongoing clinical trials;

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  suspension of manufacturing;

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  delays in commercialization;

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  refusal by regulatory authorities to approve pending applications or supplements to approved applications filed by us or our collaborators;

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  refusals to permit products to be imported or exported to or from the United States or Canada;

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  detention or destruction of the imported product;

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  restrictions on operations, including costly new manufacturing requirements; and

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  product recalls or seizures.

        In addition, the FDA, EMEA and non-U.S. regulatory authorities may change their policies and additional regulations may be enacted that could prevent or delay regulatory approval or impact the commercialization of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States, Canada or abroad. If we are not able to maintain regulatory compliance, we would likely not be permitted to market our product candidates and we may not achieve or sustain profitability.

Risks Related to Marketability and Commercialization

Our development strategy focuses on reformulations of off-patent drugs and others may develop similar reformulations of those same drugs.

        Our product development strategy involves the reformulation of existing drugs with active ingredients that are off-patent. Our products, when and if we have any, are likely to face competition from generic versions of such drugs. Regulatory approval for generic drugs may be obtained without investing in costly and time-consuming clinical trials. Because of substantially reduced development costs, manufacturers of generic drugs are often able to charge much lower prices for their products than the original developer of a product. If we face competition from manufacturers of generic drugs on products we may commercialize such as our lead product candidate, Fentanyl TAIFUN®, the prices at which such products are sold and the revenues we receive may be reduced. However, although the process of manufacturing the fentanyl drug powder used in our TAIFUN® inhalation device is patented, the composition of the powder is not, so our proprietary rights may not be sufficient to prevent others from commercializing an inhaled version of fentanyl for break-through cancer pain. We will, as a general principle, attempt to reduce the risk of generic competition by means of including proprietary drug delivery technology into all of our products and product candidates. However, our competitors may be able to use their own proprietary technologies to achieve similar results as our products and launch similar products which do not infringe our patents.

Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our products.

        Even if our product candidates obtain regulatory approval, resulting products may not gain market acceptance among physicians, patients, health care payors or the medical community. We believe that the degree of market acceptance will depend on a number of factors, including:

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  timing of market introduction of competitive products;

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  perceived extent of safety and efficacy of our product candidates;

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  prevalence and severity of any side effects;

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  potential advantages or disadvantages over alternative treatments;

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  strength of supply, marketing and distribution support;

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  price of our product candidates, both in absolute terms and relative to alternative treatments;

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  physician and patient willingness to participate in any FDA-required post-market surveillance program that is a prerequisite to prescribing or receiving the product candidate; and

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  availability of coverage and reimbursement from government and other third-party payors.

        In addition, by the time our products, if any, are ready to be commercialized there is risk that, any such product:

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  will not be economical to produce or market at prices that will allow us to achieve profitability;

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  will not be successfully marketed or achieve market acceptance;

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  will not be preferable to existing or newly developed products marketed by third parties;

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  will no longer be protected by patent terms; or

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  will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.

        The failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

We do not currently have our own marketing, sales and distribution capability needed to commercialize our product candidates and may not be able to develop it in the future.

        We do not currently have the resources to market, sell and distribute any of our product candidates. We intend, where possible and consistent with our strategy, to partner with local companies to market, sell and distribute our products. For example, we have licensed to SK Chemicals Co. Ltd. the rights to market Fentanyl TAIFUN® in South Korea and China (excluding Taiwan and Hong Kong), to Teikoku Seiyaku Co. Ltd. the rights to market Fentanyl TAIFUN® in Japan and to Janssen Pharmaceutica N.V. the right to market Fentanyl TAIFUN® in countries in the European Union, Eastern Europe, Russia and the former Soviet republics, the Middle East, Africa, Sri Lanka and Pakistan. Should any of these arrangements be terminated for any reason, we would need to find a new marketing partner or undertake this marketing on our own. Furthermore, we currently have no similar arrangement for the rest of the world. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We do not currently employ any sales personnel and we have no experience in hiring and managing such personnel. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time. If we fail to successfully find marketing partners or fail to develop a sales force, the sales of our products and, therefore, our revenues, results of operations and losses could be materially adversely affected.

If our competitors develop and market products that are more effective, safer or less expensive than our product candidates, our clinical trials and commercial opportunities will be negatively impacted.

        The life sciences industry is highly competitive, and we face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and marketing products designed to address the indications for which we are currently developing products or for which we may develop products in the future. We are aware of several other companies, including BioDelivery Sciences International, Nektar Therapeutics, Aradigm Corporation and Alexza Pharmaceuticals, Inc., that are developing multiple dose inhalers, and others, such as Cephalon Inc. and YM Biosciences Inc. that have developed, or are developing, products for break-through cancer pain. Any products we may develop in the future are also likely to face competition from other drugs and therapies. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies, in particular, have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research and marketing capabilities than we do. In addition, many universities and private and public research institutes are, or may become, active in inhalation therapy and pain research, the products of which may be in direct competition with us. If our competitors market products that are more effective, safer or less expensive than our product candidates, if any, or that reach the market sooner than our product candidates, if any, or achieve better market acceptance, we may not achieve commercial success.

Risks Associated with the Administration of Our Business

We may not be able to attract and retain key personnel to achieve our scientific and business objectives.

        As a technology-driven company, intellectual input from key management, particularly Halvor Jaeger, our Chief Executive Officer, Taneli Jouhikainen, our Vice President Corporate Development, and our other scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense. As a result, even though we have not to date experienced problems attracting or retaining key management or scientists, in the future we may not be able to attract and retain such individuals on acceptable terms, or at all. Mr. Jaeger's employment agreement expires in 2010. Material terms of employment arrangements we have with our other key executives, including Mr. Jouhikainen, are set forth in this prospectus under "Management—Employment Agreements." These arrangements are terminable at will by the Company or the executive.

        We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

        Further, we expect that our potential expansion into areas and activities requiring additional expertise, such as further clinical trials, governmental approvals, sales and marketing, will place additional requirements on our management, operational and financial resources. We expect these demands will require an increase in the number of management and scientific personnel and the development of additional expertise by existing management personnel. The failure to attract and retain such personnel, or to develop such expertise, could materially adversely affect prospects for our success.

        Our current personnel may be inadequate and we may fail to assimilate and train new employees. Highly skilled employees with the education and training that we require, especially employees with significant experience and expertise in drug delivery systems, are in high demand. Once trained, our employees may be hired by our competitors.

We may encounter difficulties in managing our expected growth and in expanding our operations successfully.

        As we advance our product candidates through development and clinical trials, we will need to develop or expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. Maintaining additional relationships and managing our future growth will impose significant added responsibilities on our management. We must be able to:

  •
  manage our development efforts effectively;

  •
  manage our clinical trials effectively;

  •
  hire, train and integrate additional management, development, administrative and sales and marketing personnel;

  •
  improve our managerial, development, operational and finance systems; and

  •
  expand our facilities.

Each of these responsibilities may impose a strain on our administrative and operational infrastructure. If we elect to manufacture our products ourselves, we would expose ourselves to numerous operational and regulatory risks.

        Furthermore, we may acquire additional businesses, products or product candidates that complement or augment our existing business. Integrating any newly acquired business, product or product candidate could be expensive and time-consuming. We may not be able to integrate any acquired business, product or product candidate successfully or operate any acquired business profitably. Our future financial performance will depend, in part, on our ability to manage any future growth effectively and our ability to integrate any acquired businesses. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

Our reliance on third parties to develop and distribute our products exposes us to a number of risks.

        We may rely on collaboration, distribution or other partnering agreements because we do not have our own capabilities. We intend to secure agreements relating to the marketing and distribution of our products for which we may receive regulatory approval. If we are unable to reach agreements with suitable partners, we may fail to meet our business objectives for the affected product or program. We face, and will continue to face, significant competition in seeking appropriate partners. Moreover, collaboration, distribution and other partnering arrangements are complex and time-consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement such partnering arrangements upon satisfactory terms or at all. Reliance on these agreements exposes us to a number of risks, including the following:

  •
  our partners may not devote sufficient resources to our products or product candidates;

  •
  disputes may arise with respect to strategy and payments that we believe are due under such partnering agreements;

  •
  we may face unwillingness on the part of partners to keep us informed regarding the progress of their activities, including development, commercialization or marketing activities, or to permit public disclosure of these activities;

  •
  our partners may terminate the relationship;

  •
  disputes may arise in the future with respect to the ownership of rights to technology developed with collaborators;

  •
  disagreements with partners could delay or terminate the research and development, regulatory approval, commercialization or marketing of product candidates, or result in litigation or arbitration;

  •
  our collaborators may elect to pursue the development of any additional product candidates and pursue technologies or products either on their own or in collaboration with other parties, including our competitors whose technologies or products may be competitive with ours;

  •
  our partners may pursue higher priority programs or change the focus of their programs, which could affect the collaborators' and distributors' commitments; and

  •
  our partners may develop or distribute products that compete with our products.

        The occurrence of any of these or other events may delay product development or impair commercialization of our product candidates.

We may encounter difficulties consolidating operations at our facility in Austin, Texas.

        A number of our activities designed to advance our product candidates through development and clinical trials have been, or are in the process of being, moved from their current locations, including in Finland, and consolidated in our facility in Austin, Texas. We anticipate that such transfer to our facility in Austin, Texas will be completed by October 31, 2007. Apart from the charges disclosed in Note 15 of the audited consolidated financial statements included elsewhere in this Prospectus, we anticipate incremental costs to be limited to those associated with (i) the transfer of key personnel to Austin, (ii) the use of consultants, where necessary, to validate the transfer of processes and (iii) the opportunity costs associated with having certain key PharmaForm personnel engaged in the relocation. We anticipate the remaining cost of the transfers of key personnel and the use of consultants will be approximately $500,000. Once the transfer is complete, PharmaForm will be responsible for the majority of our future product and platform development and our Finnish subsidiary will be primarily responsible for certain limited clinical trial management activities.

        The Austin relocation and consolidation will place added strain on our management capabilities and may detract from management's efforts to develop our product candidates or our development, regulatory, manufacturing, marketing and sales capabilities. Our future financial performance will depend, in part, on our ability to successfully establish and effectively run our integrated facility in Austin, Texas. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from advancing our product candidates through development, clinical trials and commercialization.

We may rely on third parties to manufacture and supply our product candidates.

        If, in the future, one of our product candidates is approved for commercial sale, we will need to manufacture that product candidate in commercial quantities and we do not expect to have the capability to do so on our own in the near term. We cannot assure you that the third-party manufacturers with which we contract will have sufficient capacity to satisfy our future manufacturing needs, or that we will be able to negotiate additional purchases of active pharmaceutical ingredient or drug product from manufacturers on terms favorable to us, or at all. Our contract manufacturers will have to employ precise, high-quality manufacturing processes and will be subject to ongoing periodic unannounced inspection by the FDA and non-U.S. regulatory authorities to ensure strict compliance with cGMP and other applicable government regulations and corresponding standards. Significant scale-up of manufacturing may require additional validation studies, which the FDA must review and approve. If we are unable to successfully increase the manufacturing capacity for a product candidate in conformity with cGMPs, the regulatory approval or commercial launch of any related products may be delayed or there may be a shortage in supply.

        Third-party manufacturers may fail to perform under their contractual obligations, or may fail to deliver the required commercial quantities of bulk drug substance or finished product on a timely basis and at commercially reasonable prices. Any performance failure on the part of our contract manufacturers could delay:

  •
  clinical development;

  •
  regulatory approval; or

  •
  commercialization

of our product candidates, depriving us of potential product revenue and resulting in additional losses. If our contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we may experience manufacturing errors resulting in:

  •
  patient injury or death;

  •
  product recalls or withdrawals;

  •
  delays or interruptions of production or failures in product testing or delivery;

  •
  delay or prevention of filing or approval of marketing applications for our product candidates;

  •
  cost overruns; or

  •
  other problems that could seriously harm our business.

If we are required to identify and qualify an alternate manufacturer, we may be forced to delay or suspend our:

  •
  clinical trials;

  •
  regulatory submissions;

  •
  required approvals; or

  •
  commercialization

of our product candidates, which may cause us to incur higher costs and could prevent us from commercializing our product candidates successfully. If we are unable to find one or more replacement manufacturers capable of production at a reasonably favorable cost, in adequate volumes, of adequate quality, and on a timely basis, we would likely be unable to meet demand for our product candidates and our clinical trials could be delayed or we could lose potential revenue. Our ability to replace an existing active pharmaceutical ingredient manufacturer may be difficult because:

  •
  the number of potential manufacturers is limited; and

  •
  the FDA or other non-U.S. regulatory authority must approve any replacement manufacturer before it can begin manufacturing our product candidates.

Such approval would require new testing and compliance inspections. It may be difficult or impossible for us to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all. We expect to continue to depend on third-party contract manufacturers for the foreseeable future.

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

        We may pursue product, technology or business acquisitions that could complement or expand our business. However, we may not be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, we may not be able to successfully negotiate the terms of any such acquisition or finance such acquisition. For example, in January 2007, we completed the acquisition of Formulation Technologies, L.L.C. (PharmaForm). We acquired our EDACS™ and PHARMAFILM™ technologies through this acquisition. The integration of PharmaForm and any similar acquisition could result in unanticipated costs or liabilities, diversion of management's attention from our core business, the expenditure of resources and the potential loss of key employees, particularly those of the acquired organizations. In addition, we may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced.

        Our product revenues will depend principally upon the reimbursement rates established by third-party payors, including:

  •
  government health administration authorities;

  •
  managed-care providers;

  •
  public health insurers;

  •
  private health insurers; and

  •
  other organizations.

These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. In some countries other than the United States, particularly the countries of the European Union and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval of a product for an indication. We may need to conduct costly and time-consuming post-marketing clinical trials in order to demonstrate the comparative cost effectiveness of our products, when and if we have any, as compared to available therapies. If reimbursement of such products is unavailable or limited in scope or amount or if pricing is set at unsatisfactory levels, our revenues could be reduced. Furthermore, we cannot predict whether similar governmental price controls may be implemented in the United States in the future.

        Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare generally, and government reimbursement in particular, including the cost of drugs. In the United States, there have been, and we expect that there will continue to be, federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reformed the way Medicare covers and reimburses for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. The Medicaid program and state healthcare laws and regulations may also be modified to change the scope of covered products and reimbursement methodology. Cost control initiatives could decrease the established reimbursement rates that we receive for any product candidates in the future, which would limit our revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products may change at any time, which could further limit or eliminate reimbursement rates for our product candidates.

Risks Associated with the Multinational Character of Our Business

We generate revenues and expenses in currencies other than the U.S. dollar and face exposure to adverse movements in foreign currency exchange rates.

        We intend to generate revenue and expenses internationally which are likely to be denominated in Euros and other foreign currencies. Effective as of January 1, 2007, we determined that our functional currency is the U.S. dollar. Previously, our functional currency was the Canadian dollar. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to our functional and reporting currency, the U.S. dollar, could result in losses from currency exchange rate fluctuations. To date, we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

We have international operations that expose us to additional business risks.

        We have expanded, and will continue to expand, our operations outside of Canada, primarily in the United States, in order to develop and eventually market and distribute our product candidates. Any expansion in international markets requires additional resources and management attention and subjects us to new business risks, including the following:

  •
  different regulatory requirements for approval of our product candidates;

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  dependence on local distributors;

  •
  longer payment cycles and problems in collecting accounts receivable;

  •
  adverse changes in trade and tax regulations;

  •
  the absence or significant lack of legal protection for intellectual property rights;

  •
  difficulty in managing widespread operations;

  •
  unfavorable labor regulations;

  •
  political and economic instability; and

  •
  currency risks.

        The occurrence of any of these or other factors may cause our international operations not to be successful or otherwise have an adverse effect on our operating results.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

        We are currently a foreign private issuer. As such, we are exempt from the proxy disclosure requirements of the Securities Exchange Act of 1934 (Exchange Act), and we are not required to comply with all the periodic disclosure requirements of the Exchange Act. We are, however, required to file similar information with regulators in our home country of Canada. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

We may not achieve our projected development goals in the time frames we announce and expect.

        We have and will set goals for and make public statements regarding our expected timing for meeting the objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. The actual timing of these forward-looking events can vary dramatically due to factors such as delays or failures in our clinical trials, the need to develop additional data required by regulators as a condition of approval, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates.

Risks Related to Our Intellectual Property

Rapid technological change could make our products or drug delivery technologies obsolete.

        Pharmaceutical technologies are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and drug delivery technologies uncompetitive or obsolete. The products and drug delivery technologies of our competitors may be more effective than the products and drug delivery technologies developed by us. As a result, our products may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any product.

Our proprietary rights may not adequately protect our technologies and product candidates.

        Our commercial success will depend, in part, on our ability and the abilities of our subsidiaries and licensors to obtain patents and/or regulatory exclusivity and maintain adequate protection for our technologies and product candidates in Canada, the United States, the European Union and other countries. Specific numbers of patents and applications are set forth product-by-product under the section entitled "Our Business—Intellectual Property." We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies and product candidates are covered by valid and enforceable patents or are effectively maintained as unpatented proprietary technology. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

        We and our subsidiaries and licensors apply for patents and regulatory exclusivity covering our technologies and product candidates, as we deem appropriate. However, we may fail to apply for patents or regulatory exclusivity on important technologies or product candidates in a timely fashion, or at all. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products and technologies. In addition, we do not control the patent prosecution of subject matter that we license from others. Accordingly, we are sometimes unable to exercise the same degree of control over this intellectual property as we would over our own. Moreover, the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. As a result, the validity and enforceability of our patents cannot be predicted with certainty. In addition, we cannot guarantee that:

  •
  we or our licensors were the first to make the inventions covered by each of our issued patents and pending patent applications;

  •
  we or our licensors were the first to file patent applications for these inventions;

  •
  others will not independently develop similar or alternative technologies or duplicate any of our technologies;

  •
  any of our or our licensors' pending patent applications will result in issued patents;

  •
  any of our or our licensors' patents will be valid or enforceable;

  •
  any patents issued to us or our licensors and collaboration partners will provide us with any competitive advantages, will not be challenged by third parties, or will not be invalidated;

  •
  any relevant patent will not expire or remain in force for sufficient time for us to capitalize on such patent;

  •
  we will develop additional proprietary technologies that are patentable; or

  •
  the patents of others will not have an adverse effect on our business.

        The actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including:

  •
  the type of patent;

  •
  the scope of its coverage;

  •
  the availability of regulatory related extensions;

  •
  the availability of legal remedies in a particular country; and

  •
  the validity and enforceability of the patents.

Our ability to maintain and solidify our proprietary position for our product candidates will depend on our success in obtaining effective claims and enforcing those claims once granted.

        We and our subsidiaries also rely on trade secrets to protect some of our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to maintain. While we use reasonable efforts to protect our trade secrets, our or our collaboration partners' employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our proprietary information to competitors. Enforcement of claims that a third party has illegally obtained and is using trade secrets is expensive, time-consuming and uncertain. In addition, non-U.S. courts are sometimes less willing than U.S. courts to protect trade secrets. If our competitors independently develop equivalent knowledge, methods and know-how, we would not be able to assert our trade secrets against them and our business could be harmed.

Certain existing patents may adversely impact our ability to commercialize our product candidates that utilize the TAIFUN® inhaler.

        We are aware of a granted European patent owned by another entity which contains claims directed to an inhalation device that could be asserted against our TAIFUN® inhalation device. We have initiated an Opposition proceeding before the European Patent Office in order to challenge this granted patent in view of certain prior art references not previously considered by the European Patent Office during the procurement process. An Opposition is an administrative inter partes proceeding, the outcome of which is appealable. Based on the advice and analysis of our European patent attorney, we reasonably believe that the outcome of this Opposition proceeding will be favorable to us; either the granted European patent will likely be withdrawn in its entirety or the claims that survive the Opposition likely will not cover our TAIFUN® inhalation device. However, if the outcome is not favorable to us, this may adversely affect our ability to commercialize our product candidates utilizing our TAIFUN® inhalation device in Europe. We are also aware of a counterpart patent that has issued in the United States. However, we reasonably believe that the claims of this U.S. patent, which are not the same as those in the European patent, do not cover our TAIFUN® inhalation device and that our device should not be found to infringe the claims of this U.S. patent.

Certain existing patents may adversely impact our ability to commercialize our EDACS™ technology.

        We are aware of certain issued U.S. patents and related foreign counterparts that contain claims that might be infringed by product candidates which embody our EDACS™ technology. We could modify our EDACS™ technology to circumvent these patents; but, such modifications may be time-consuming and costly or may not be successful. If an EDACS™ product candidate infringes, or is alleged to infringe, a valid claim of a third-party patent, including these patents, we may choose or may be required to obtain a license or licenses under such patents. We cannot guarantee that we would be able to secure such license(s) on favorable terms or at all. Alternatively, we can seek a court judgment that such patent claims are invalid. Claims of issued patents are presumed to be valid, and any finding of invalidity would come, if at all, only following litigation that could prove lengthy and costly and/or unsuccessful. These patents could materially affect our ability to develop product candidates or commercialize any product candidates based on our EDACS™ technology.

Certain existing patents may adversely impact our ability to commercialize our CGRP product candidate.

        We are aware of at least one issued U.S. patent owned by another entity relating to our CGRP product candidate which expires prior to 2012. Our CGRP product candidate is expected to enter the market no earlier than 2012 following completion of the requisite clinical trials and regulatory approval processes.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents and trademarks on all of our product candidates, products and product names, when and if we have any, in every jurisdiction would be prohibitively expensive. Competitors may use our technologies and our trademarks in jurisdictions where we, our subsidiaries or our licensors have not obtained patent and trademark protection. These products may compete with our products, when and if we have any, and may not be covered by any of our or our licensors' patent claims or other intellectual property rights.

        The laws of some non-U.S. countries do not protect intellectual property rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property protection, particularly those protections relating to biotechnology and pharmaceuticals, which could make it difficult for us to stop the infringement of our patents. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

We have assigned certain intellectual property to our Barbados subsidiary. There is no assurance these arrangements will be respected by the applicable authorities or that the relevant regulations will not be changed.

        We have assigned certain intellectual property to our Barbados subsidiary and organized our foreign operations in part based on assumptions about the application of various tax laws, foreign currency exchange and capital repatriation laws and other relevant laws of a number of jurisdictions. While we believe that such assumptions are reasonable, there can be no assurance that taxing or other authorities will reach the same conclusion. In addition, if such jurisdictions were to change or modify such laws, we could also suffer adverse tax and financial consequences.

The patent protection for our product candidates or products may expire before we are able to maximize their commercial value which may subject us to increased competition and reduce or eliminate our opportunity to generate revenue.

        The patents in our worldwide patent estate corresponding to our product candidates have U.S. expiration dates ranging from 2011 to 2020 and, when these patents expire, we may be subject to increased competition and we may not be able to recover our development costs. In some of the larger economic territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product candidate's regulatory review. However, we cannot be certain that an extension will be granted or, if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other exclusivity for a product candidate under its own laws and regulations, we may not be able to qualify the product candidate or obtain the exclusive time period.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights and we may be unable to protect our rights to, or use of, our technology.

        We are primarily responsible for the maintenance of our patents and enforcement of our rights with respect thereto, even where such patents are licensed from third parties. If we choose to go to court to stop someone else from using the inventions claimed in our patents or our licensed patents, that individual or company has the right to ask the court to rule that these patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of these patents. In addition, there is a risk that the court will decide that these patents are invalid or unenforceable and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of these patents is upheld, the court will refuse to stop the other party on the ground that its activities do not infringe our rights. In some cases, these lawsuits would involve the government's application of patent-related rules to our situation and, therefore, the lawsuits could include government entities such as the FDA.

        If we wish to use the technology or compound claimed in issued and unexpired patents owned by others, we will need to obtain a license from the owner, enter into litigation to challenge the validity or enforceability of the patents or incur the risk of litigation in the event that the owner asserts that we infringed its patents. The failure to obtain a license to technology or the failure to challenge an issued patent that we may require to discover, develop or commercialize our product candidates may have a material adverse impact on us.

        If a third party asserts that we infringed its patents or other proprietary rights, we could face a number of risks that could seriously harm our results of operations, financial condition and competitive position, including:

  •
  patent infringement and other intellectual property claims, which would be costly and time-consuming to defend, whether or not the claims have merit, and which could delay the regulatory approval process and divert management's attention from our business;

  •
  substantial damages for past infringement, which we may have to pay if a court determines that our product candidates or technologies infringe a competitor's patent or other proprietary rights;

  •
  a court prohibiting us from selling or licensing our product candidates or methods of use unless the third party licenses its patents or other proprietary rights to us on commercially reasonable terms, which it is not required to do; and

  •
  if a license is available from a third party, we may have to pay substantial royalties or lump-sum payments or grant cross licenses to our patents or other proprietary rights to obtain that license.

        The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use, and which patents must be listed with the FDA. We cannot be certain that others have not filed patent applications that cover technology similar to ours, or that we or our licensors were the first to invent the technology covered by our or our licensors' issued patents or pending applications. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates or methods of use either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do this. Proving invalidity, in particular, is difficult since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

        If another party files a U.S. patent application on an invention similar to ours, we may elect to participate in or be drawn into an interference proceeding declared by the U.S. Patent and Trademark Office (U.S. PTO) to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position with respect to such inventions. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations. We cannot predict whether third parties will assert these claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these claims, whether they are with or without any merit, whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements.

We may be subject to damages resulting from claims that we, or our employees or consultants, have wrongfully used or disclosed intellectual property rights of third parties.

        Many of our employees were previously employed, and certain of our consultants are currently employed, at universities or biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we have not received any claim to date, we may be subject to claims that these employees or consultants or employees of our partners or licensors of technology licensed by us have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of these current or former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

If we fail to protect our trademark rights, competitors may be able to take advantage of our goodwill, which would weaken our competitive position, reduce our revenues and increase our costs.

        We believe that the protection of our trademark rights is an important factor in product recognition, maintaining goodwill, and maintaining or increasing market share. We may expend substantial cost and effort in an attempt to register, maintain and enforce our trademark rights. If we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired.

        Third parties may claim that the sale or promotion of our products, when and if we have any, may infringe on the trademark rights of others. Trademark infringement problems occur frequently in connection with the sale and marketing of pharmaceutical products. If we become involved in any dispute regarding our trademark rights, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business. If the trademarks we use are found to infringe upon the trademark of another company, we could be liable for damages and be forced to stop using those trademarks, and as result, we could lose all the goodwill that has been developed in those trademarks.

Risks Related to Our Industry

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

        Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as us, and insurance costs are increasing as a result of this uncertainty.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

        We face an inherent risk of product liability lawsuits related to the products manufactured for third parties by PharmaForm and the testing of our product candidates. We will face an even greater risk if our product candidates are introduced commercially. An individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. Because we conduct clinical trials in humans, we face the risk that the use of our product candidates will result in adverse side effects. We cannot predict the possible harms or side effects that may result from our clinical trials. Although we have liability insurance in customary amounts with respect to each of our clinical trials, our insurance may be insufficient to cover any such events. We do not know whether we will be able to continue to obtain clinical trial coverage on acceptable terms, or at all. We may not have sufficient resources to pay for any liabilities resulting from a claim excluded from, or beyond the limit of, our insurance coverage.

        If we cannot successfully defend ourselves against a product liability claim, we may incur substantial liabilities. Such liabilities, including expenses of litigation or settlements, or both, and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares and could have a material adverse effect on our financial condition, business and results of operations. At present, we anticipate that the first of our product candidates will be commercialized in the latter part of 2010. Consequently, we have not currently obtained product liability insurance. Because of increasing cost and difficult underwriting standards, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.

        Regardless of merit or eventual outcome, liability claims either during clinical trials or following commercial introduction may result in:

  •
  decreased demand for our product candidates;

  •
  injury to our reputation;

  •
  withdrawal of clinical trial participants;

  •
  significant litigation costs;

  •
  substantial monetary awards to or costly settlement with patients;

  •
  product recalls;

  •
  loss of revenue; and

  •
  the inability to commercialize our product candidates.

        We could also be adversely affected if any of our product candidates or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers.

Litigation may result in financial losses or harm our reputation and may divert management resources.

        Public companies, like ours, may be the subject of certain claims, including those asserting violations of securities laws and derivative actions.

        We cannot predict with certainty the eventual outcome of any future litigation or third-party inquiry. We may not be successful in defending ourselves or asserting our rights in new lawsuits, investigations or claims that may be brought against us, and, as a result, our business could be materially harmed. These lawsuits, investigations or claims may result in large judgments or settlements against us, any of which could have a negative effect on our financial performance and business. Additionally, lawsuits and investigations can be expensive to defend, whether or not the lawsuit or investigation has merit, and the defense of these actions may divert the attention of our management and other resources that would otherwise be engaged in running our business.

We are subject to the risks associated with the use of hazardous materials in our research and development.

        Our research and development activities at our Austin, Texas facility involve the use of hazardous materials and chemicals. We are subject to federal, provincial, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, provincial, state, local and foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources and available insurance coverage. Currently, PharmaForm maintains general liability coverage in the amount of $1,000,000 per occurrence. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material adverse effect on our business, financial condition and results of operations.

We could be negatively impacted by the application or enforcement of federal and state fraud and abuse laws, including anti-kickback laws and other federal and state referral laws.

        We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including the Medicare, Medicaid, and Veterans Administration health programs. Because of the broad nature of these laws, we may be required to alter or discontinue one or more of our practices to be in compliance with these laws. Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. Any violation of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation, or administrative or judicial interpretations, we may have to change or discontinue our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

        We could also become subject to false claims litigation under federal statutes, which can lead to:

  •
  treble damages based on the reimbursements by federal health care programs;

  •
  civil money penalties (including penalties levied on a per false claim basis);

  •
  restitution, criminal fines and imprisonment; and

  •
  exclusion from Medicare and Medicaid and other federal and state healthcare programs.

These false claims statutes include the False Claims Act, which allows any person to bring suit on behalf of the federal government alleging the submission of false or fraudulent claims, or causing to present such false or fraudulent claims, under federal programs or contracts claims or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Pursuant to the federal Deficit Reduction Act of 2005, states are encouraged to enact state versions of the False Claims Act to establish liability for false and fraudulent Medicaid claims. We cannot assure you that we will not become subject to such litigation or, if we are not successful in defending against such actions, that such actions or the costs of defending claims or allegations will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering

Our common shares have no prior trading history in the United States, and an active market may not develop.

        Our common shares are currently listed on the Toronto Stock Exchange but are not listed on any U.S. stock exchange or quoted on any U.S. quotation system. Accordingly, prior to this offering, there has been no public market in the United States for our common shares. The initial U.S. public offering price for our common shares may bear no relationship to the price at which our common shares will trade upon the completion of this offering. The price of our common shares may be lower than the price of the shares sold in this offering. In addition, because the liquidity and trading patterns of securities listed on the Toronto Stock Exchange may be substantially different from those of securities quoted on The NASDAQ Global Market, historical trading prices may not be indicative of the prices at which our shares will trade in the future. Although we have applied to have our common shares approved for quotation on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained in the United States following this offering. If an active market for our common shares does not develop, it may be difficult for U.S. residents to sell the shares they purchase in this offering without depressing the market price for the shares or at all.

Our common share price will likely be highly volatile, and your investment could decline in value.

        Following this offering, the market price of our common shares is likely to be highly volatile and may fluctuate significantly in response to various factors and events, many of which we cannot control. The stock market in general, and the market for pharmaceutical and biotechnology company stocks in particular, has historically experienced significant price and volume fluctuations. Volatility in the market price for a particular company's shares has often been unrelated or disproportionate to the operating performance of that company. Market and industry factors may depress the market price of our common shares, regardless of our operating performance. Volatility in our share price also puts us at increased risk of securities class action litigation.

If you purchase our common shares in this offering, you will incur immediate and substantial dilution of your investment.

        The assumed public offering price of our common shares is $6.56 per share. This amount is substantially higher than the as adjusted net tangible book value that our outstanding common shares will have immediately after this offering. Accordingly, if you purchase our common shares at the public offering price, you will incur immediate and substantial dilution of $4.57 per share. If the holders of outstanding options exercise those options, you will suffer further dilution.

Future sales of our currently outstanding shares could cause the market price of our common shares to decrease significantly, even if our business is doing well.

        We have a substantial number of common shares currently outstanding. Our current shareholders will be able to sell such common shares in the future. Sales of a significant number of our common shares, or the perception that these sales could occur, particularly with respect to sales by affiliates, directors, executive officers or other insiders, could materially and adversely affect the market price of our common shares and impair our ability to raise capital through the sale of additional equity securities.

        After this offering, 17,018,294 common shares will be outstanding based on the number of shares outstanding as of September 30, 2007. This includes the 5,250,000 common shares that we are selling in this offering. Approximately 3.1 million common shares outstanding after this offering are currently restricted as a result of U.S. securities laws or will be subject to lock-up agreements in connection with this offering. However, the underwriters can waive the provisions of the lock-up agreements and allow the shareholders bound by the lock-up agreements to sell their common shares at any time, subject to applicable securities laws. Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rule 144, 144(k) and 701 and Regulation S will be as follows:

Days After Date of this Prospectus	Number of Shares Eligible for Sale in Public Market	Comment
Existing Public Float	7,630,404
Upon Effectiveness	12,888,404	Assuming 5,250,000 shares are sold in this offering
180 days after our common shares first commence trading on The NASDAQ Global Market	13,880,151	Lock-up period expires; includes 999,747 shares eligible for sale without Securities Act restrictions and excludes 3,138,143 shares eligible for sale under Rule 144 and 701 and Regulation S
Thereafter	13,880,151	Excludes 3,138,143 restricted securities held for one year or less or held by affiliates

        Certain holders of our previously issued common shares will have the right, subject to some conditions, to require us to file registration statements under the Securities Act of 1933, as amended (Securities Act), covering their shares or to include their shares in registration statements that we may file under the Securities Act for ourselves or other shareholders. We also intend to register with the SEC all common shares that we may issue upon exercise of the stock options we have granted under our stock option plan and all common shares reserved for issuance under our stock option plan. Once we register these common shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements discussed above and the restrictions imposed on our affiliates under Rule 144.

We will have broad discretion in the use of the net proceeds of this offering and may fail to use them to effectively manage our business.

        We will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from this offering. We may pursue collaborations, clinical trials or other activities that do not result in an increase in the market value of our common shares and may increase our losses.

We believe that we were a passive foreign investment company (PFIC) for U.S. federal income tax purposes for previous taxable years and expect that we will be a PFIC for the current taxable year, which may negatively affect U.S. investors.

        For U.S. federal income taxation purposes, we will be a PFIC if in any taxable year either: (i) 75 percent or more of our gross income consists of passive income; or (ii) 50 percent or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Because we are a clinical-stage biopharmaceutical company which has not yet recognized significant operating income and, as a result, our gross income consisted mostly of interest, we have been a PFIC in prior taxable years. We may also be a PFIC in the current taxable year as well as future taxable years. If you are a U.S. investor and we are considered a PFIC in any taxable year in which you hold common shares, we will be considered a PFIC with respect to such common shares held by you in subsequent taxable years even if we have operating income and are otherwise not a PFIC in such subsequent taxable years. Gain realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge. You may avoid these adverse tax consequences by timely making one of the tax elections described in the section titled "Material United States Federal Income Tax Consequences and Certain Canadian Income Tax Considerations."

        The PFIC rules are extremely complex. A U.S. investor is encouraged to consult his or her U.S. tax advisor before making an investment in our shares.

We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

        We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our common shares will be your sole source of gain for the foreseeable future. Accordingly, an investment in our common shares is not appropriate for investors who require dividend income.

USE OF PROCEEDS

        We estimate the net proceeds to us from the sale of the 5,250,000 common shares in this offering will be approximately $29.2 million, based upon an assumed initial public offering price of $6.56 per share and after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, we estimate the net proceeds to us will be approximately $34.0 million. A $1.00 increase (decrease) in the assumed initial public offering price of $6.56 would increase (decrease) the net proceeds to us from this offering by $4.9 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        We anticipate using the net proceeds from this offering, together with our available cash resources, revenues, if any, and funding from co-development agreements, as follows:

  •
  up to $18 million to complete manufacturing method validation, complete our Phase III clinical trial of Fentanyl TAIFUN®, submit a New Drug Application to the FDA and initiate product commercialization;

  •
  up to $34 million to develop and commercialize three product candidates utilizing our EDACS™ technology and complete our Phase II clinical trial for our PharmaFilm™ technology;

  •
  up to $13 million to complete clinical trials of our calcitonin composition (Phase II) and GHRH analog (Phase III);

  •
  up to $15 million to fund additional capital equipment; and

  •
  the balance, if any, for general corporate purposes and working capital.

        As of December 31, 2006 and June 30, 2007, we had cash and cash equivalents of approximately $35.3 million and $12.1 million, respectively. In addition, in July 2007 we received an additional $10.8 million with the signing of our license and development agreement with Janssen Pharmaceutica N.V. We expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to maintain currently planned operations through early 2010.

        We will need to raise substantial additional capital to fund our operations and to complete development of our product candidates. We may obtain this funding through a variety of means in the future, including, among other means, corporate partnering arrangements and collaborations and through debt and equity financings.

        The actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon the clinical indication targeted, the development strategy pursued and the results of preclinical studies and earlier clinical trials. The amounts and timing and the allocation of resources among our existing clinical development programs, as well as our other expenditures, will depend upon numerous factors, including the status of our product candidate development and commercialization efforts, the amount of proceeds actually raised in this offering, competition, any strategic partnership arrangements we may enter into and any additional product candidates we may in-license. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

        Net proceeds allocated to general corporate purposes and working capital may be used for, among other things: furthering our currently planned clinical trials, planning and initiating additional clinical trials, capital expenditures or general and administrative expenses. In addition, we may use a portion of such net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. We have not yet determined the manner in which we will allocate this portion of the net proceeds. Pending application of the net proceeds, we expect to invest the funds in readily marketable, short-term, investment-grade, interest-bearing deposits and securities.

DIVIDEND POLICY

        Although there are currently no restrictions that prevent us from paying dividends, we currently intend to retain all future earnings, if any, for use in our business. We have not paid any dividends to date and do not anticipate paying dividends on our common shares. Any determination to pay dividends in the future will remain at the discretion of our board of directors and will be made after taking into account our financial condition and other factors deemed relevant by the board of directors. In the future, we may enter into transactions, including debt financings, credit facilities and equity issuances that may preclude us from paying dividends on our common shares.

CAPITALIZATION

        The following table sets forth, as of June 30, 2007, our capitalization:

  •
  on an actual basis; and

  •
  as adjusted to reflect the sale of common shares by us in this offering at an assumed initial offering price of $6.56 per common share, and the receipt of the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' over-allotment option.

        This information should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this prospectus.

	As of June 30, 2007 (unaudited)
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$12,120	$41,321

Current portion of long-term debt	1,270	1,270
Long-term debt	5,360	5,360
Redeemable common shares	4,379	4,379
Stockholders' equity:
Preference shares(2)	—	—
Common shares(1)(3)	42,508	71,709
Warrants	488	488
Additional paid-in capital	7,380	7,380
Accumulated other comprehensive income	2,618	2,618
Accumulated deficit	(43,545)	(43,545)

Total stockholders' equity(1)	9,449	38,650
Total capitalization(1)	$20,458	$50,358

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $6.56 would increase (decrease) each of cash and cash equivalents, common shares, total stockholders' equity and total capitalization by $4.9 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
An unlimited number of preference shares are authorized, none of which are outstanding.

(3)
An unlimited number of common shares are authorized, of which 11,762,937 were issued and outstanding as of June 30, 2007, including 862,791 common shares issued in connection with the acquisition of PharmaForm classified as redeemable common shares.

DILUTION

        Our net tangible book value as of June 30, 2007, was $4.7 million or $0.40 per common share. Our net tangible book value per common share is determined by dividing our tangible net worth (tangible assets less liabilities) by the number of common shares outstanding before giving effect to the offering. Assuming the sale by us of 5,250,000 common shares in the offering and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2007 would have been $33.9 million or $1.99 per common share. This represents an immediate increase in net tangible book value of $1.59 per common share to existing shareholders and an immediate dilution of $4.57 per common share to new investors purchasing common shares in this offering. The following table illustrates this per share dilution:

	Per Common Share
Assumed public offering price per share			$6.56
Net tangible book value as of June 30, 2007	0.40	*
Increase in net tangible book value attributable to this offering	1.59

As adjusted net tangible book value after this offering			1.99

Dilution to new investors			$4.57

        The following table summarizes as of June 30, 2007 the total number of common shares issued by us, the total consideration received by us and the average consideration paid per common share by the existing shareholders and by the investors purchasing common shares in this offering, based upon the offering price of $6.56 per common share.

	Common Shares Issued			Total Consideration
							Average Price Per Common Share
	Number		Percent	Amount		Percent
Existing shareholders	11,762,937	*	69%	$46,887,000	*	62%	$3.99
New investors	5,250,000		31	29,201,000		38	5.56

Total	17,012,937		100%	$76,088,000		100%	$4.47

*
Includes 862,791 redeemable common shares in the amount of $4,379,000.

        If the underwriters exercise their over-allotment option in full to purchase 787,500 additional common shares in this offering, the as adjusted net tangible book value per share after the offering would be $2.18 per share, the increase in net tangible book value per share to existing shareholders would be $1.78 per share and the dilution to new investors purchasing shares in this offering would be $4.38 per share.

        A $1.00 increase (decrease) in the assumed initial public offering price of $6.56 would result in no change to our net tangible book value per share before this offering, would increase (decrease) the as adjusted net tangible book value per share after this offering by $0.29 per share and would increase (decrease) the dilution to new investors by $0.71 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The foregoing discussion and tables assume no exercise of any stock options or warrants and no issuance of any common shares reserved for issuance under our stock option plan. As of September 30, 2007, we had outstanding options to purchase a total of 1,118,934 common shares at a weighted average exercise price of C$7.36 per share, outstanding warrants to purchase a total of 252,898 common shares at an exercise price of $7.70 per share, 707,856 common shares reserved for issuance under our stock-based compensation plan and 214,285 common shares issuable to the sellers of our Finnish subsidiary if it meets certain milestone criteria. In addition, a currently indeterminable number of common shares are issuable to the sellers of PharmaForm upon the satisfaction of certain milestone criteria. To the extent any of these options or warrants are exercised, or shares are issued to satisfy contingent payment obligations to the sellers of PharmaForm, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        Selected consolidated financial data are set forth below as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 and are derived from our consolidated financial statements, and the notes thereto, which appear elsewhere in this registration statement and have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP), and which have been audited by KPMG LLP, an independent registered public accounting firm, as indicated in their report. Selected consolidated financial data for 2002 and 2003 are not readily available in U.S. GAAP without undue burden or expense. Pro forma consolidated financial data for the year ended December 31, 2006 are derived from our unaudited pro forma consolidated financial statements and notes thereto included elsewhere in this prospectus. The pro forma consolidated statement of operations data reflects the disposition of LRI and the acquisition of PharmaForm as if these events had occurred as of January 1, 2006. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the unaudited pro forma consolidated financial statements and respective notes thereto included elsewhere in this registration statement. The historical results are not necessarily indicative of the results to be expected for any future period.

        The selected pro forma consolidated statement of operations data for the six-month period ended June 30, 2007 has been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited interim consolidated financial statements for June 30, 2007 have been prepared on the same basis as the audited consolidated financial statements and notes thereto, which include, in the opinion of our management, all adjustments (consisting of normal recurring adjustments), necessary for a fair statement of the information for the unaudited interim period. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period.

        The scope of our continuing business is substantially different from that conducted by us prior to January 1, 2007. You should not view our historical consolidated financial statements or the financial data derived therefrom as predictive of our future financial position or results of operations.

	Year Ended December 31,				Six Months Ended June 30, 2007
				2006 Pro forma(1)
	2004	2005	2006		Actual	Pro forma(4)
					(unaudited)
	(In thousands, except share and per share amounts)
Consolidated Statements of Operations:
Pharma revenues	$1,042	$2,566	$2,281	$11,809	$4,358	$5,105
Pharma operating costs and expenses:
Cost of sales	—	—	—	6,828	2,580	2,768
Selling, general and administrative	4,633	7,523	10,251	14,234	6,761	7,377
Research and development	9,710	9,580	13,356	16,956	11,851	8,251
Operating leases	811	821	1,168	1,465	1,621	1,651
Impairment of property and equipment(3)	—	—	3,523	3,523	—	—
Restructuring(3)	—	—	335	335	264	264
Foreign exchange loss (gain)	98	83	1,047	1,047	(779)	(779)
Interest on long-term debt	95	1,647	785	905	97	113
Interest income	—	(38)	(530)	(547)	(425)	(425)

Segment earnings (loss) from Pharma operations before undernoted	(14,305)	(17,050)	(27,654)	(32,937)	(17,612)	(14,115)
Change in fair value of derivative-related liability and warrants	—	(669)	1,204	1,204	—	—
Net earnings (loss) before income taxes from Pharma operations	(14,305)	(16,381)	(28,858)	(34,141)	(17,612)	(14,115)

Total revenues	19,353	38,333	25,438	11,809	4,358	5,105
Net earnings (loss) before income taxes	(11,278)	(11,683)	(26,350) (2)	(34,141)	(17,612)	(14,115)
Net earnings (loss)	(11,913)	(11,132)	(804)	(34,207)	(17,750)	(14,253)

Earnings (loss) per share basic and diluted	$(2.23)	$(1.41)	$(0.08)	$(3.04)	$(1.52)	$(1.22)

Basic and diluted weighted average common shares	5,338,366	7,905,772	10,388,586	11,251,377	11,674,505	11,674,505

	At December 31,
				At June 30, 2007
	2004	2005	2006
				(unaudited)
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$10,024	$13,989	$35,304	$12,120	(5)
Total assets	$37,963	$60,734	$39,252	$39,897
Long-term obligations and redeemable common shares	$9,512	$20,075	$4,736	$9,739
Share capital	$20,976	$35,714	$42,456	$42,508
Accumulated deficit	$(13,859)	$(24,991)	$(25,795)	$(43,545)
Total stockholders' equity	$17,949	$18,753	$26,236	$9,449

(1)
After giving effect to the disposition of LAB Research Inc. (LRI) in 2006 and the acquisition of PharmaForm in January 2007, as if both transactions took place on January 1, 2006.

(2)
Excludes gain on disposition of LRI of $32,759.

(3)
Impairment loss and restructuring recorded in connection with termination of operations in Finland.

(4)
After giving effect to the acquisition of PharmaForm as if it had occurred on January 1, 2006.

(5)
In July 2007, we received an additional $10.8 million with the signing of our license and development agreement with Janssen Pharmaceutica N.V.

PRO FORMA CONSOLIDATED SUMMARIZED INFORMATION

        We disposed of LRI through a series of transactions in 2006 and acquired PharmaForm on January 25, 2007. Our consolidated financial statements reflect these transactions from the dates at which they occurred in 2006 and 2007, respectively. The pro forma summarized consolidated statement of operations for the year ended December 31, 2006 and the six-month period ended June 30, 2007 give effect to the disposition of LRI and the acquisition of PharmaForm as if both of these transactions had taken place on January 1, 2006.

        The pro forma summarized consolidated statements of operations are not necessarily indicative of the results of operations that would have been realized for the year and interim period presented, does not purport to project our results of operation for any future periods, and does not include the expected benefits and cost savings that may arise from the business acquisition.

        The pro forma summarized financial information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2006 and June 30, 2007 and the financial statements of PharmaForm for the year ended December 31, 2006 and our unaudited pro forma consolidated financial results of operations for the year ended December 31, 2006 and the six months ended June 30, 2007.

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
	(U.S. dollars in thousands)
Revenues(1)	$11,809	$5,105
Cost of sales(2)	6,828	2,768
Selling, general and administrative(3)	14,234	7,377
Research and development(4)	16,956	8,251
Operating leases(5)	1,465	1,651
Impairment of property and equipment(6)	3,523	—
Restructuring(6)	335	264
Foreign exchange loss (gain)(6)	1,047	(779)
Interest on long-term debt(6)	905	113
Interest income	(547)	(425)
Change in fair value of derivative-related liability and warrants	1,204	—
Income taxes	66	138

Net earnings (loss)	$(34,207)	$(14,253)

(1)
Pro forma year ended December 31, 2006 revenues include $2.3 million primarily from development and license agreements relating to Fentanyl TAIFUN® and $9.5 million in PharmaForm contract service activities including:

•
specialty drug manufacturing and formulation;

•
drug development;

•
process optimization;

•
QC testing/methods validation;

•
analytical methods development;

•
stability, storage and testing; and

•
consulting (IP validation and contestation).

Pro forma revenue for the six-month period ended June 30, 2007 includes $0.6 million from development and license agreements related to Fentanyl TAIFUN® and $4.5 million from PharmaForm contract services activities.

(2)
Cost of sales are expenses directly associated with fee for services revenue and include depreciation expense. To conform to our statement of operations presentation, PharmaForm's cost of sales expense for the year ended December 31, 2006 included in these pro forma results were reclassified from PharmaForm's audited statement of operations which included these expenses as research and development expenses.

(3)
Excluding amortization of intangibles, PharmaForm's selling, general and administrative (SG&A) expenses represents $2.3 million for the year ended December 31, 2006.

(4)
Research and development (R&D) for the year ended December 31, 2006 includes approximately $3.6 million for the excess purchase price over the net book value of PharmaForm's net assets acquired that has been allocated to EDACS™ as "acquired in process research and development." Starting on the date of acquisition, we began to move our research and development operations from our Finnish subsidiary to PharmaForm. We estimate that this transfer will be complete by October 31, 2007.

(5)
On March 1, 2007, our Finnish subsidiary agreed to an early termination of their lease agreement. The agreement required a lump-sum payment of $2.8 million which included $1.9 million covering the base rent for the period from February 1, 2007 to September 30, 2008, $0.3 million for maintenance costs and the repayment of the unsecured long-term debt of $0.6 million. The lump-sum payment for rent and maintenance costs less the monthly rent charges for July 1, 2007 to October 31, 2007, the cease-use date, was expensed in 2007.

(6)
For additional details relating to impairment loss, restructuring, foreign exchange and interest on long-term debt, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of the financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our audited consolidated financial statements as of December 31, 2005 and 2006 and for the three years ended December 31, 2006, 2005 and 2004, our unaudited interim consolidated financial statements as of and for the six month periods ended June 30, 2007 and 2006, and our unaudited pro forma consolidated financial statements, including the related notes, included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). All amounts are stated in U.S. dollars. Except for the historical information contained herein, the discussion in this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions such as statements of our plans, objectives, expectations and intentions. We generally use words such as "believes," "intends," "expects," "anticipates," "plans," and similar expressions to identify forward-looking statements. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results, levels of activity, performance, achievements and prospects could differ materially from those discussed below. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.

Overview

Background

        We are an integrated product development company primarily focused on therapeutics for pain that utilize our proprietary drug delivery technologies. Our lead product candidate is Fentanyl TAIFUN®, a fentanyl formulation specifically designed to be delivered with our TAIFUN® Multi-Dose Inhaler. We are developing Fentanyl TAIFUN® as a rapid-acting inhaled opioid analgesic for treatment of break-through cancer pain. We believe, based upon the results of our clinical trials to date, that our Fentanyl TAIFUN® product candidate, if approved by regulatory authorities, will deliver much faster onset of pain relief from break-through cancer pain at lower dosages than other non-injectable products indicated for break-through cancer pain. We expect to commence our Phase III clinical trial during the first quarter of 2008.

        We have developed a proprietary abuse-resistant delivery platform, which we call EDACS™, or Extruded Deterrence of Abusable Controlled Substances, to address opioid abuse. EDACS™ prevents dissolution in alcohol, known as dose dumping, and is crush-resistant, minimizing abusive dissolution and administration of controlled substances. We intend to initiate a Phase I clinical trial for our first product using EDACS™ technology in the second half of 2007.

        In addition to our pain product candidates, our non-pain product candidates and our platform technologies include:

  •
  CGRP (calcitonin gene related peptide)—an anti-asthmatic currently in a Phase IIb trial;

  •
  GHRH (growth hormone releasing hormone)—a synthetic growth hormone analog which has recently completed a pilot Phase II trial for treatment of patients with chronic renal failure; and

  •
  PHARMAFILM™—a transmucosal drug delivery film, suitable for drugs with poor oral bioavailability, that is, drugs that are not well absorbed or are quickly degraded or deactivated when ingested orally.

        Our intellectual property portfolio, owned by or licensed to us or our subsidiaries, includes 6 issued U.S. patents and 68 foreign patents, as well as 12 pending U.S. applications and 34 pending foreign applications relating to our technologies and product candidates.

        In 2006, we effected a corporate reorganization that included the transfer to our newly incorporated subsidiary, LRI, of our preclinical contract research services business. In August and September 2006, we sold 64% of LRI in an initial public offering in Canada and in November 2006 we sold the balance of our holdings in LRI. The corporate reorganization and disposition of LRI is referred to as the LRI Spin-off. We recognized a gain of $32.8 million on the disposal of LRI, which we are using for product research and development, opportunistic acquisitions and working capital.

        In January 2007, we acquired Formulation Technologies, L.L.C. (PharmaForm), a Texas limited liability company, based in Austin, Texas, engaged in the business of research and development of specialty pharmaceutical products, for approximately $13 million, including $7.5 million of cash, common shares valued at $4.4 million and transaction costs. Under the agreement, additional consideration is payable by us upon completion of certain milestones relating to PharmaForm's drug development programs as discussed below under "Liquidity and Capital Resources." To the extent that PharmaForm meets or exceeds pre-defined milestones, we are obligated to make additional payments in cash or shares as discussed below under "Liquidity and Capital Resources." Our pro forma consolidated financial statements and notes thereto, included elsewhere in this prospectus, reflect the impact of PharmaForm on our business had it been acquired on January 1, 2006.

        Our headquarters are in Saint-Laurent, Québec, Canada, and we have historically operated our research and development activities at our facilities in Turku, Finland. However, as a result of the PharmaForm acquisition, we are consolidating our principal research, development and manufacturing activities from Finland to our facilities in Austin, Texas, which were acquired in that transaction.

Functional and Reporting Currency

        As of January 1, 2007, our functional currency is the U.S. dollar. Historically, we have reported our financial performance in Canadian dollars. In this prospectus, the reporting currency is the U.S. dollar. Our consolidated financial statements included herein have been translated into the U.S. dollar using the current rate method. Under this method, the consolidated financial statements are converted as follows: assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate for the reporting period. All adjustments resulting from the translation of the financial statements into the reporting currency are included in accumulated other comprehensive income.

Critical Success Factors, Risks and Uncertainties

        Critical to our success will be our ability to meet product and platform development milestones on a timely and cost effective basis, secure commercial partners to co-develop, license and or market and distribute our products and platforms, replenish and expand our product pipeline by identifying, securing and commercializing new drug reformulation candidates and delivery systems, access to reasonably priced capital and attract and retain highly skilled personnel.

        Our business and prospects must also be considered in light of the risks and uncertainties frequently encountered by companies like ours that operate in the pharmaceutical industry. The successful development of our product candidates is highly uncertain. We cannot, with certainty, estimate or know the nature, timing and estimated expenses of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from, any of our product candidates. Further, we may never develop safe, effective and commercially viable products, in which event we will not be able to generate any revenue or profits from our product development activities. You are encouraged to read the section entitled "Risk Factors" beginning on page 12 of this prospectus for a discussion of the risks and uncertainties we consider may impact our ongoing success and operating results.

        The sale of our Contract Research business in 2006 and the acquisition of PharmaForm in January 2007 have impacted, and will continue to impact, significantly our future sources of revenues and the nature and magnitude of our expenses.

        Revenues are comprised of up-front and milestone payments and co-development and testing service fees earned under licensing and co-development agreements with our collaborative partners. Up-front and milestone payments earned under agreements which require our ongoing involvement is deferred and recognized into revenues over the estimated period of service. Product co-development and testing services may be based on hourly rates or contracted fees and is recognized as revenue as work is performed and amounts are earned under the applicable agreement. We also receive contract research and development services fees in connection with work performed for third parties. These fees for services are recognized as revenue as work is performed and amounts are earned under the relevant contract. If Fentanyl TAIFUN® is approved for marketing, we will receive fees for its manufacture from our collaborative partners and royalties on sales of the product. Manufacturing revenue is expected to be disclosed separately on our consolidated statement of operations.

        R&D expenses will consist primarily of preclinical and clinical studies, chemical manufacturing and control expenses, drug platform development, scale-up of our manufacturing capabilities and staff-related costs for the scientific, medical, statistical, and technical experts necessary to further our product development strategy. R&D expenses also include costs related to the fee for service revenue which will include raw material, direct labor and indirect overhead expenses. Also included is amortization of licenses and patents and depreciation of fixed assets consisting of lab testing equipment, computer hardware and software. R&D expenses will also include acquired "in process" R&D expenses relating to EDACS™, representing the excess of the purchase price over the net book value of the EDACS™ assets we acquired in the PharmaForm acquisition.

        SG&A expenses consist of salary and benefits for executives, accounting, administrative and business development personnel, stock-based compensation, investor relations expenses, and professional fees. SG&A also includes amortization expenses relating to the intangible assets, such as customer lists and non-competition agreements recognized on the acquisition of PharmaForm.

        We anticipate that research and development, or R&D, expenditures will increase significantly as product candidates finish development and clinical trials. However, because of the stage of development of our R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects or the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with cGMP and in sufficient quantities both for large-scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (seven years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to conduct and finance clinical trials. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Our Operating Results

        As a result of the LRI Spin-off, our business operations are distinctly different from our historical operating results as reflected in our 2006 and prior consolidated financial statements and related notes thereto included elsewhere in this prospectus. This is principally due to the fact that the preclinical contract research services business, which we disposed of in the LRI Spin-off, provided a revenue and expense base substantially different from our continuing operations. In addition, the acquisition of PharmaForm resulted in a new revenue and cost base starting in late January 2007.

        You are also encouraged to review our unaudited pro forma financial information, included elsewhere in this prospectus, which reflects our consolidated financial results for the year ended December 31, 2006 and the six months ended June 30, 2007 had we effected the LRI Spin-off and the PharmaForm acquisition as of January 1, 2006. We have summarized this information below to assist your understanding of our current business.

Pro Forma Financial Information

	Year Ended December 31, 2006	Six Months Ended June 30, 2007
	(U.S. dollars in thousands)
Revenues	$11,809	$5,105
Cost of sales	6,828	2,768
Selling, general and administrative	14,234	7,377
Research and development	16,956	8,251
Operating leases	1,465	1,651
Impairment of property and equipment	3,523	—
Restructuring	335	264
Foreign exchange loss (gain)	1,047	(779)
Interest on long-term debt	905	113
Interest income	(547)	(425)
Change in fair value of derivative-related liability and warrants	1,204	—
Income taxes	66	138

Net earnings (loss)	$(34,207)	$(14,253)

        See "Pro Forma Consolidated Summarized Information" for comments on our pro forma financial information for the year ended December 31, 2006 and the six-month period ended June 30, 2007.

Six Months Ended June 30, 2007 compared to Six Months Ended June 30, 2006

        The following discussion of our consolidated operating results for the six months ended June 30, 2007 is based on comparison to our relevant historical segmented results which are referred to below as the "Pharma" segment. The term "Contract Research" is used to refer to the activities constituting our former LRI preclinical contract research services business segment, and, as a result, has not been discussed herein.

        Our results of operations for the six months ended June 30, 2007 include the operations of PharmaForm since the date of acquisition on January 25, 2007. All amounts are presented in thousands of U.S. dollars unless otherwise noted.

	Six Months Ended June 30, 2006 (unaudited)			Six Months Ended June 30, 2007 (unaudited)
	Pharma Segment	Contract Research Segment	Consolidated	Consolidated
Revenues	$360	$19,941	$20,301	$4,358
Cost of sales	—	11,236	11,236	2,580
Selling, general and administrative	2,240	7,079	9,319	6,761
Research and development	5,097	—	5,097	11,851
Operating leases	473	802	1,275	1,621
Restructuring charges	—	—	—	264
Foreign exchange loss (gain)	414	(51)	363	(779)
Interest income	(44)	—	(44)	(425)
Interest on long-term debt	706	675	1,381	97
Change in fair value of derivative related liability and warrants	1,554	—	1,554	—
Income taxes	—	185	185	138

Net earnings (loss)	$(10,080)	$15	$(10,065)	$(17,750)

Total assets			$58,382	$39,897

Total long-term liabilities (excluding long-term deferred revenue)			$24,357	$5,360

        Our loss for the six-month period ended June 30, 2007 was $17.8 million compared to $10.1 million in the corresponding period in 2006. The period-over-period increase in the net loss was due to a higher rate of spending on research and development, higher selling, general and administrative expenses, offset by contract services revenues generated from the acquisition of PharmaForm as discussed below.

        Revenues.    We derive our revenues from licensing and co-development agreements and through providing contract research services such as drug formulation, drug development and limited run drug manufacturing for pharmaceutical and biotech companies. Revenues for the six months ended June 30, 2007 and 2006 are as follows:

	2006	2007	Change
Co-development revenue	$360	$583	$223
Contract services revenue	—	3,775	3,775

Total revenue	$360	$4,358	$3,998

        Co-development revenue.    We have entered into development and license agreements for our Fentanyl TAIFUN® inhaler, a fast-acting fentanyl formulation delivered using our TAIFUN® dry-powder inhaler platform. Under these agreements, we have granted development, marketing and distribution rights to our Fentanyl TAIFUN® inhaler in specified world markets in return for co-development fees in the form of up-front payments, fees for development activities and payments tied to meeting development milestones. Also under the agreements, we will earn revenues for supplying the finished product, along with royalties on future sales, once commercialization begins. We currently have agreements for the South Korean, Chinese (excluding Hong Kong and Taiwan) and Japanese markets and in June 2007 signed a development and licensing agreement for Europe, the Middle East and Africa as discussed below. Co-development revenue increased to $0.6 million for the six months ended June 30, 2007 from $0.4 million for the six months ended June 30, 2006, reflecting the acceleration of our Fentanyl TAIFUN® inhaler development which has completed a Phase IIb clinical trial.

        In June 2007, we signed a licensing and development agreement with Janssen Pharmaceutica N.V. ("Janssen") for Fentanyl TAIFUN®. The licensing agreement covers countries in the European Union, Eastern Europe, Russia and the former Soviet republics, the Middle East, Africa, Sri Lanka and Pakistan. We will collaborate with Janssen to develop the product for the initial indication of break-through cancer pain. We are responsible for the manufacture of the product and Janssen will market and distribute the product. Under the terms of the agreement, we received a signing fee of $10.8 million (€8.0 million) which has been deferred and is being recognized ratably over the estimated development period. In addition, we can receive up to an additional $33.6 million (€25.0 million) for meeting development and regulatory milestones. We could receive additional payments on the achievement of certain commercial sales milestones and could receive royalty revenues and revenues from the sales of the product to Janssen. The signing fee of $10.8 million was received in July 2007 and is presented as "receivable from collaborative agreement" in the consolidated balance sheets at June 30, 2007.

        Contract services revenue.    Contract services revenue was $3.8 million for the six months ended June 30, 2007. This contract services revenue base was acquired in the acquisition of PharmaForm in January 2007 and, accordingly, no such revenue was recorded in 2006. Revenue from service contracts with milestone delivery terms are recognized as milestones are reached. As such, contract services revenue can fluctuate between quarters.

        Cost of sales.    Cost of sales for the six months ended June 30, 2007 related to costs associated with providing contract services and include the cost of raw materials, direct and indirect labor, supplies and related equipment and facility overheads including related depreciation. These contract services are associated with activities acquired in the acquisition of PharmaForm in January 2007; therefore, no such expense was recorded in 2006.

        Sales, general and administrative expense (SG&A).    SG&A expenses consisted of salary and benefits for the executive, accounting, administrative and business development personnel, stock-based compensation, professional fees, depreciation, amortization and other corporate expenses. The $4.5 million year-over-year increase in SG&A is due to the acquisition of PharmaForm which resulted in additional depreciation and amortization as well as increased salary and overhead associated with supporting the expansion of our development operations. These costs were offset, in part, by reductions in SG&A associated with the transfer of our Finnish operations which we expect to complete by October 31, 2007.

        Research and development expense (R&D).    R&D expenses consisted primarily of third-party clinical trial providers, salary and benefits for scientists and technicians, testing material, consultants and related overheads. R&D costs of $11.9 million for the six months ended June 30, 2007 were 132.5% more than in 2006. The increase in R&D expenses related to increased third-party preclinical and clinical trial provider fees, salaries and benefits, material and overhead associated with the advancement and finalization of TAIFUN® Phase II trial program and the development of our other product candidates.

        Operating leases.    Operating leases included a charge for the early termination of our lease agreement in Finland. On March 1, 2007, our Finnish subsidiary agreed to an early termination of their lease agreement. The agreement required a lump-sum payment of $2.8 million which included $1.9 million covering the base rent for the period from February 1, 2007 to September 30, 2008, $0.3 million for maintenance costs and the repayment of the unsecured long-term debt of $0.6 million. The lump-sum payment for rent and maintenance costs less the monthly rent charges for July 1, 2007 to October 31, 2007, the cease-use date, was expensed in 2007.

        Restructuring expense.    We recorded approximately $0.3 million in restructuring expense in the six-month period ended June 30, 2007 associated with changes in the estimate of severance expense associated with the downsizing of our Finnish operations.

        Foreign exchange gains and losses.    Although our functional currency is the U.S. dollar, a significant portion of our assets and liabilities are in Canadian dollars and Euros. Foreign exchange gains during the six months ended June 30, 2007 reflect the strengthening of the Euro and Canadian dollar against the U.S. dollar. Foreign exchange losses from the prior year reflect the foreign exchange loss component on the early settlement of a convertible debenture during 2006.

        Interest income.    Interest income related to interest earned on invested cash balances. The increase in interest income was due to an increase in invested cash balances.

        Interest expense.    Long-term interest expense of $0.7 million for the first six months of 2006 included $0.4 million of interest on a convertible debenture. By August 3, 2006, this debenture had been fully converted into 659,777 of our common shares resulting in lower interest expense in 2007.

        Change in fair value of derivative related liability and warrants.    The change in fair value of derivative related liability and warrants during the six months ended June 30, 2006 reflects a $1.2 million loss related to the partial settlement of the convertible debenture and an additional $0.3 million charge for the change in fair value of embedded derivatives and detachable warrants associated with this debt instrument. In August 2006, we issued 659,777 common shares to settle the outstanding principal of the convertible debenture.

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 31, 2005

        We have summarized below relevant financial information for our Pharma business for the twelve-month periods ended December 31, 2006, 2005 and 2004. All amounts are presented in thousands of U.S. dollars unless otherwise noted.

				Percent Change
	2004	2005	2006	2005 vs 2004	2006 vs 2005
Revenues	$1,042	$2,566	$2,281	146.3	(11.1)
Selling, general and administrative	4,633	7,523	10,251	62.4	36.3
Research and development	9,710	9,580	13,356	(1.3)	(39.4)
Operating leases	811	821	1,168	1.2	42.3
Impairment of property and equipment	—	—	3,523	n/a	n/a
Restructuring charges	—	—	335	n/a	n/a
Foreign exchange loss	98	83	1,047	(15.3)	1,161.4
Interest income	—	(38)	(530)	n/a	1,294.7
Interest on long-term debt	95	1,647	785	1,633.7	(52.3)
Segment earnings (loss)	$(14,305)	$(17,050)	$(27,654)	19.2	62.2
Total assets	$14,559	$17,774	$39,252	22.1	120.8
Total long-term liabilities	$2,832	$6,966	$4,736	146.0	(32.0)

  Pharma Segment

        The Pharma segment loss for 2006 was $27.7 million compared to a loss of $17.1 million for 2005. The year-over-year increase in the net loss was due to a higher rate of spending on research and development, LRI Spin-off and related charges, fixed asset impairment charges and increased foreign exchange expenses as discussed below.

        Revenues.    We derived our revenues primarily from our licensing and co-development agreements. We have entered into development and license agreements for our Fentanyl TAIFUN® inhaler, a fast-acting fentanyl formulation delivered using our approved TAIFUN® dry-powder inhaler platform. Under these agreements, we granted development, marketing and distribution rights to our Fentanyl TAIFUN® inhaler in specified world markets. We have received or will receive up-front payments, funding for development costs, milestone payments and revenues for supplying the finished product once commercialization begins, along with royalties on future sales. We have agreements for the South Korean, Chinese (excluding Hong Kong and Taiwan) and Japanese markets. Revenues of $2.3 million for 2006 were 11% lower than in 2005. Of the total amount, $1.5 million consisted of fees from development and license agreements relating to Fentanyl TAIFUN® and $0.8 million from the sale of formulation dossiers. Revenues for 2005 of $2.6 million included $2.4 million (92%) generated from a co-development and licensing agreement with Grupo Ferrer Internacional, S.A. (Ferrer). We encountered irreconcilable differences of opinion with Ferrer relating to the execution of the Fentanyl TAIFUN® development plan. As a result, we terminated our agreement with Ferrer. At December 31, 2005, we recorded a reserve of $1.9 million against the amount receivable from Ferrer. In December 2006, we agreed to accept $0.3 million from Ferrer as full and final settlement of amounts owing under the agreement.

        Expenses.    SG&A expenses consisted of salary and benefits for the executive, accounting, administrative and business development personnel, stock-based compensation, professional fees and other corporate expenses. The $2.7 million year-over-year increase in Pharma segment SG&A was net of a $1.9 million provision against receivables from Ferrer recorded at the end of 2005. The $4.6 million increase, excluding this provision, included a special bonus on the sale of LRI of $2.4 million that was paid to Halvor Jaeger, our CEO, and Andrew Reiter, our CFO; $0.8 million in severance, $0.2 million of incremental stock option related compensation expense (a greater number of options granted than in the previous year), higher professional fee spending in the pursuit of various strategic initiatives and the hiring of several senior operational and scientific personnel to accelerate our product development plan.

        R&D expenses consisted primarily of third-party clinical trial providers, salary and benefits for scientists and technicians, testing material, consultants and related overheads. R&D costs for the year ended 2006 of $13.4 million were 39% more than in 2005. The clinical advancement of each product candidate serves to reduce its overall risk but increases the amount of funding required. During 2006, we incurred approximately $7.4 million ($4.0 million—2005) in third-party product candidate development costs, $6.7 million ($2.6 million—2005) or 90% (65%—2005) of which related directly to Fentanyl TAIFUN®. On July 12, 2006, we announced positive results for the Phase IIa trial of our lead product, Fentanyl TAIFUN®. The remaining third-party product candidate development expenses were primarily for CGRP and GHRH development. On October 4, 2006, we announced positive results from the Phase IIa clinical trial of our CGRP product candidate. R&D amortization and depreciation expense includes the amortization of licenses, patents and fixed assets consisting of lab testing equipment, computer hardware and software. To date, we have not had substantial capital expenditure requirements. This is expected to change as we prepare for the commercial launch of Fentanyl TAIFUN®. The value of the fixed assets located in Turku, Finland was written down to their estimated recoverable value as part of the restructuring charge described below.

        The increase in operating lease expense relates specifically to the additional leased space we added in 2006 at our Finnish facility.

        The impairment of property and equipment charge consisted of a $3.5 million write-down of equipment located in Finland to reflect its estimated net recoverable value. The restructuring charge of $0.3 million related to employees of our Finnish subsidiary. The majority of the equipment write-down relates to moulds and jigs for the manufacture of the TAIFUN® inhaler that were rendered obsolete by design changes to meet FDA requirements. Please refer to Note 15 of the audited consolidated financial statements for additional details.

        The increase in the foreign exchange loss over the previous year reflected the strengthening of the euro in 2006 compared to 2005. Our Finnish subsidiary had a significant net euro liability position which adds to the foreign exchange loss when there is an increase in the value of the euro against the functional currency. The foreign exchange charge for the year also included the foreign exchange loss component on the early settlement of a convertible debenture.

        Long-term interest expense included $0.5 million of interest on a convertible debenture.

        The benefit of non-capital losses to reduce the taxable income in future years has been fully reserved against since the criteria for recognition of these tax assets were not met at December 31, 2006. With respect to future income tax assets, we have recorded a valuation allowance of approximately $19.2 million related to deferred income tax assets that we determined had a realization probability less than "more likely than not." Our ability to ultimately realize these future income tax assets is dependent upon future profitability within the allowable carry-forward period, thereby creating sufficient taxable income to realize the benefit of these deferred tax assets.

  Contract Research Segment

        The segment earnings of the Contract Research segment for the seven-month period ended August 3, 2006 was $2.2 million and included the impact of a less profitable study mix, a weakening U.S. dollar and a revenue shortfall at our Canadian operations.

        Revenues consisted of short- and long-term preclinical non-human studies conducted primarily for the biotech industry. Consolidated revenues for the Contract Research segment were $23.2 million to the date of the closing of the initial public offering of LRI (IPO) on August 3, 2006. Revenues from Canadian operations were under pressure for most of the period due to an 8% year-over-year decrease in the value of the U.S. dollar, a higher mix of longer-term studies and organizational changes to our business development and scientific groups which took place during the first half of the year. Revenues from Danish operations were $11.8 million, approximately 36% more than in 2005. Danish operations were at full capacity for most of the reporting period. Revenues from Hungarian operations were $2.6 million for the first seven months of the year and 12% lower than the same 2005 period. The year-over-year decrease relates specifically to the use of the Hungarian operation's inhalation toxicology capacity by the Pharma Segment and a 16% decrease in the value of the local currency.

        The decrease in gross margin percentage of the Contract Research segment was due primarily to the building lease for Canadian operations, which began on November 1, 2005, and lower revenue from Canadian operations. The direct costs of Danish operations as a percentage of its revenues were higher than that of either our Canadian or Hungarian operations. This was attributable to higher Danish labor costs. Salaries and benefits represented approximately 61% (62%—2005) of direct costs during the first seven months of the year and were semi-variable over the short term. The direct costs and gross margins of Hungarian operations were in line with prior periods given the level of inter-company volume.

        SG&A consists primarily of executive, finance, administrative and business development salaries and benefits, stock option compensation, professional fees and office overhead. SG&A expenses through the closing of the IPO were in line with prior periods.

        Amortization expense for the first seven months of the year was in line with prior periods. Long-term interest expense related to the secured long-term debt of each of the Contract Research operations. The income tax provision was incurred as part the LRI Spin-off.

Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended December 31, 2004

  Pharma Segment

        The Pharma segment loss for 2005 was $17.1 million compared to a Pharma segment loss of $14.3 million in 2004. The increase in the loss for the year was the result of the higher rate of product candidate development spending (excluding the impact of the "in process" R&D adjustment), SG&A expenses and the increase in long-term interest expense due to the convertible debenture as discussed below.

        We derived revenues primarily from our licensing and co-development agreements. Pharma segment revenues of $2.6 million for 2005 were generated principally from the co-development and licensing agreement with Ferrer (92%; 87%—2004). At the end of 2005, we recorded a provision of $1.9 million against the amount receivable from Ferrer which was charged to SG&A expenses in the year. We and Ferrer had irreconcilable differences relating to the execution of the Fentanyl TAIFUN® development plan and, in December 2006, we agreed to accept $0.3 million from Ferrer as full and final settlement of amounts owing under the agreement.

        SG&A expenses consisted of salary and benefits for the executive, accounting, administrative and business development personnel, stock-based compensation, professional fees and other corporate expenses. The 62% year-over-year increase in SG&A to $7.5 million was primarily the result of the $1.9 million reserve noted above. The increasing complexity associated with pharmaceutical product development, coupled with a broadening of program scope as earlier clinical milestones were achieved and initiatives advanced, necessitated a larger investment in the human capital required to effectively manage and control the growth of the business. In addition, during 2005, more funds were allocated towards investor relation activities and creating increased market awareness about us.

        R&D expenses consisted primarily of third-party clinical trial providers, salary and benefits for scientists and technicians, testing material, consultants and related overheads. R&D represented costs incurred by us for the development of our product pipeline. R&D expenses of $9.7 million in 2004 included a $4.3 million charge relating to "in process R&D" acquired as part of the acquisition of our Finnish subsidiary on January 1, 2004. Excluding this adjustment, R&D costs for 2005 of $9.6 million were 78% more than the adjusted 2004 amount of $5.4 million. During 2005, we incurred approximately $4.0 million ($1.0 million—2004) in third-party product candidate development costs, of which $2.6 million ($0.2 million—2004) or 65% (20%—2004) related directly to Fentanyl TAIFUN®. The remaining third-party product candidate development expenses were primarily for CGRP and GHRH development. R&D amortization and depreciation expense includes the amortization of licenses, patents and fixed assets consisting of lab testing equipment, computer hardware and software, and furniture and fixtures. The increase in amortization expense for 2005 was consistent with the increase in the value of licenses and the incremental amortization relating to the customer list.

        Operating lease expense for 2005 was in line with 2004.

        The year-over-year increase in long-term interest expense related specifically to the convertible debenture.

        We recorded a full valuation allowance against our tax assets in Canada and Finland since the criteria for recognition of these assets were not met at December 31, 2005.

  Contract Research Segment

        The Contract Research segment earnings of $4.7 million for 2005 were 55.2% higher than in 2004 due to a higher rate of organic revenue growth and the acquisition of the Danish operation on February 9, 2005.

        Revenues consisted of short and long-term preclinical non-human studies conducted primarily for the biotechnology industry. The $35.8 million in revenues generated by our Contract Research segment during 2005 were 95% higher than the previous year and included $15.0 million from our Danish operation.

        Revenues from Canadian operations for the year were $14.1 million compared to $13.6 million a year earlier. In Canadian dollars there was a year-over-year decrease of 3%. This decrease was caused by the significant drop in value of the U.S. dollar and the postponement of a major study for which capacity was reserved for most of the fourth quarter but which only began in January 2006.

        The $5.4 million in revenues generated by Hungarian operations were 49% higher year-over-year despite the increase in inter-segment work and a major decline in the value of the euro. The majority of new business was generated from the pharmaceutical industry.

        Revenues from U.S. operations were $1.3 million for 2005 and were 56% higher than in 2004, reflecting the gradual ramp-up of a substantial animal support contract.

        Approximately 69% (49%—2004) of direct costs were labor related and considered variable over the short term. Direct costs increased at a higher rate than revenues on both a year-over-year and quarter-over-quarter basis. As a percentage of sales, direct costs for Danish operations were more than that of either Canadian or Hungarian operations. This was attributable to higher Danish labor costs. During the first half of 2005, the Canadian operation added technical staff to enhance study turnaround times and customer support. The Hungary operation implemented a series of salary and benefit increases during the latter part of 2004 in an effort to retain its highly skilled workforce and meet growing demand.

        SG&A expenses consisted primarily of executive, finance, administrative and business development salaries and benefits, stock option compensation, professional fees and office overhead. The increase in Contract Research segment SG&A expenses related directly to the acquisition of the Danish operation. SG&A expenses consisted primarily of administrative and sales salaries and benefits, business development expenses professional fees and office overhead.

        Long-term interest expense related to the secured long-term debt of each of the Contract Research operations. The year-over-year increase in long-term interest expense reflected the additional debt assumed in connection with the acquisition of the Danish operation.

Liquidity and Capital Resources

        Historically, the Pharma segment's cash requirements were provided by the cash flow generated by the Contract Research segment and by the capital raised through the issuance of shares and/or debt. From January 1, 2004 to August 3, 2006 the Contract Research segment generated approximately $16 million in cash flow from operations. The LRI Spin-off may increase our reliance on capital market funding. Cash and cash equivalent balances at June 30, 2007 were $12.1 million compared with $35.3 million for the Pharma segment as of December 31, 2006. In July 2007, we received an additional $10.8 million with the signing of our license and development agreement with Janssen.

        We believe that our existing capital resources and expected future cash generated from operations, together with the proceeds from the offering, will be sufficient to fund our operations through at least early 2010. Nonetheless, we anticipate that it will cost approximately $67 million over the next five years to develop our current product and platform portfolio to the point where they can either be commercialized or out-licensed. These costs will be financed using our current working capital, by funds received through co-development and licensing arrangements and through the issuance of shares and/or debt as required.

        The following summarizes the equity private placements and debt financing completed by us over the three-year period ended December 31, 2006 and the six-month period ended June 30, 2007 (unaudited):

  •
  Tekes, a Finnish governmental agency, which supports Finnish biotech industries, provided approximately $4.0 million in unsecured loans towards inhalation product development and $1.6 million in the form of grants.

  •
  On December 30, 2004, we issued 988,462 units for gross proceeds of $5.3 million. Each unit consisted of one common share and one-half of one warrant. Each whole warrant was exercisable to purchase one common share at $8.68 at any time prior to December 30, 2006. The agents received a commission of $0.49 million along with broker warrants which were exercisable to acquire 69,192 shares at $6.30 prior to December 30, 2006. All of the warrants expired unexercised.

  •
  On January 13, 2005, we issued 207,653 units for gross proceeds of $1.27 million. Each unit consisted of one common share and one-half-of-one share purchase warrant. Each whole warrant was exercisable to purchase one common share for $8.68 until December 30, 2006. The agents received total commissions of $0.03 million along with 2,250 broker's warrants. Each whole broker's warrant was exercisable to purchase one common share at $6.30 per share prior to December 30, 2006. All of the warrants expired unexercised.

  •
  On January 17, 2005, we issued 114,286 units for gross proceeds of $0.7 million. Each unit consisted of one common share and one-half-of-one share purchase warrant. Each whole warrant was exercisable to purchase one common share for $8.68 until January 17, 2007. The agents received total commissions of $0.02 million along with 1,000 broker's warrants. Each whole broker's warrant was exercisable to purchase one common share at $6.30 per share prior to January 17, 2007. All of the warrants expired unexercised.

  •
  On April 22, 2005 we entered into a securities purchase agreement providing for the issuance of a secured convertible term note (the Note) in the aggregate principal amount of $5.0 million and a warrant and embedded derivatives consisting of an interest rate reset forward, an equity forward sale, a conversion holder option and a contingent put option which were all initially recorded as liabilities at their respective fair values. The $1.2 million ($0.7 million—2005) change in fair value of derivative related liability and the warrant reflects the revaluation of fair value at each reporting date. During 2006, we issued 659,777 common shares as settlement of the Note having a carrying value of $3.9 million. Please refer to Note 11 of the audited consolidated financial statements for additional details.

  •
  On October 17, 2005, we entered into a sale and leaseback transaction for our facility located in Laval, Quebec. The total sales price was $6.6 million, and generated proceeds of approximately $2.1 million net of a $0.8 million balance of sale and the repayment of the related mortgage and fees. The balance of sale was repayable in equal annual installments over ten years. The triple net lease associated with the transaction has a 21 year term with a renewal option for an additional 10 years. Under the terms of the transaction, we remained as guarantor of the lease subsequent to the LRI Spin-off. On March 8, 2007, LRI announced that it had entered into an agreement with the landlord to purchase the building that is subject to the lease agreement and the guarantee.

  •
  On December 12, 2005, we raised gross proceeds of $10.7 million through the non-brokered private placement of 1,999,498 common shares at a price of $5.34 per share. The private placement was equally divided between investment funds managed by Great Point Partners, LLC and Atlas Venture.

  •
  On May 18, 2007, we repaid $1.2 million of debt acquired in the PharmaForm acquisition as well as the payments under existing debt facilities with $1.2 million in new borrowings. Our new long-term debt bears interest at 8.75% and is payable in monthly installments over the next 5 years. Under the terms of the debt agreement, we are required to maintain $0.6 million in a restricted certificate of deposit account. The debt is secured by a first lien on the accounts receivable and property and equipment of PharmaForm.

        Our consolidated balance sheet at June 30, 2007 includes $1.3 million of short-term and $11.0 million of long-term deferred revenue which represent amounts billed and/or collected but which have not been earned including approximately $10.7 million associated with our contract with Janssen Pharmaceutica N.V.

        The addition of PharmaForm is expected to be accretive to both earnings and cash flow and allow for substantial cost synergies as a result of the transfer-in of product development and formulation expertise from our Finnish subsidiary.

        Fixed asset additions for the Pharma segment during 2006 were $0.3 million ($0.3 million—2005), and were primarily for computer hardware and software, and office equipment. Fixed asset expenditures are expected to increase significantly to accommodate the additional specialized manufacturing space and equipment required for the commercialization of Fentanyl TAIFUN®.

        On April 27, 2005, July 5, 2005 and October 16, 2006, we issued 27,649, 238,096 and 192,617 common shares, respectively, in connection with research and development milestones (achieved in connection with calcitonin gene related peptide (CGRP). The aggregate market value of these common shares at the date of their issuance was $2.2 million. This amount was expensed as "in process" R&D.

        On January 25, 2007, we acquired all of the outstanding membership interests of PharmaForm. The aggregate purchase price amounted to approximately $13.0 million, including $7.5 million of cash, common shares valued at $4.4 million and transaction costs. Under the agreement, additional consideration is payable by us upon completion of certain milestones relating to PharmaForm's drug development programs as discussed below. In total, the maximum contingent consideration payable by us is approximately $13 million most of which is payable in common shares. The results of PharmaForm are consolidated from the date of acquisition. We are in the process of finalizing our valuation of the net assets acquired; accordingly, the allocation of the purchase price is subject to final modifications. The purchase price is based upon management's best estimate of the fair values of the identifiable assets and liabilities assumed.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$
(in thousands)
Net assets acquired
Current assets, including cash of $0.4 million	$2,036
Property and equipment	2,680
In process research and development	3,600
Intangible assets
Non-competition agreement	1,400
FDA/DEA	1,000
Customer contracts and relationships	2,000
Goodwill	2,280
Current liabilities	(1,682)
Long-term liabilities	(331)

$12,983

Consideration
Cash	$7,500
862,791 common shares	4,379
Transaction costs	1,104

$12,983

        The contingent payments required to be made to the PharmaForm sellers are as follows:

  (a)
  A payment (the Phase I Share Payment) is required to be made on the date which is the later of six months following the closing date and the date when an IND application dossier is filed with the FDA for the first proprietary non-inhalation product developed by PharmaForm.

  (b)
  A payment (the Phase II Share Payment) is required to be made if PharmaForm's gross revenue (as defined in the PharmaForm acquisition agreement) within 12 months of January 1, 2007 equals or exceeds $10 million, within 18 months equals or exceeds $15 million or within 24 months equals or exceeds $20 million.

  (c)
  A final payment (the Phase III Share Payment) is required to be made on the date which is the later of 18 months following the closing date and either (i) the date any proprietary non-inhalation product developed by PharmaForm completes the first Phase III clinical study or for which PharmaForm enters into a binding contractual arrangement with a third party, or (ii) the date of issuance to PharmaForm by the U.S. PTO of a notice that would allow PharmaForm to develop, produce and market an EDACS™ product candidate.

        Each of the Phase I Share Payment, Phase II Share Payment and the Phase III Share Payment will be made in common shares in an amount equal to $4,375,000, plus an additional $100,000 per phase, which additional amounts will be payable either in cash or in common shares at the option of the PharmaForm purchasers. In each case, the number of common shares will be calculated by dividing the applicable amount by the average closing price of the common shares on the primary market for the common shares for the ten trading day period ending on the last trading day immediately preceding the triggering event but subject to a minimum price equal to 70% of the Closing Value (the ascribed value per share equal to C$5.75477, which was the average trading price of the common shares on the Toronto Stock Exchange for the 10 trading days ended October 24, 2006) and a maximum of 130% of the Closing Value for the Phase I Share Payment, 60% and 140% for the Phase II Share Payment and 30% and 170% for the Phase III Share Payment.

        The PharmaForm acquisition agreement contains the following additional provisions relevant to our obligations to make the Phase I Share Payment, the Phase II Share Payment and the Phase III Share Payment (collectively, the Contingent Payments) and the rights of the PharmaForm sellers with respect to the common shares:

1.
All of our obligations to make the Contingent Payments will terminate on January 25, 2012 (60 months following the closing date).

2.
The number of common shares issuable to the PharmaForm sellers in connection with the Contingent Payments will be adjusted to reflect any subdivision or consolidation of the issued common shares, capital reorganization, merger or similar event.

3.
Subject to applicable law, if we fail to either (i) have the common shares listed and posted for trading on the Toronto Stock Exchange, on The NASDAQ Stock Market (NASDAQ) or another nationally recognized U.S. stock exchange or, if none of the foregoing is commercially reasonable, on an internationally recognized stock exchange, or (ii) use commercially reasonable efforts to have the common shares listed for trading on NASDAQ or another nationally recognized U.S. stock exchange within a reasonable time after the closing date, then any PharmaForm seller will have the right to elect within the next 180 days to sell to us all of the common shares issued to such PharmaForm seller. Each PharmaForm seller will have the right to make the same election in connection with each Contingent Payment if we are not in compliance with paragraph (i) or (ii) above. If such right is exercised, the purchase price for the common shares will be the Closing Value or the value used for purposes of calculating the Contingent Payment, as the case may be, and all subsequent Contingent Payments made to such PharmaForm seller will be in cash.

4.
If the PharmaForm sellers, together with their successors and assigns (collectively, the Vendor Group), collectively own 20% or more of our issued common shares as a result of a Contingent Payment, then we will have the right, but not the obligation, to purchase from the Vendor Group on a pro rata basis the fewest number of common shares required to reduce the total number of common shares owned by the Vendor Group to less than 20% of the total number of our issued common shares at a price equal to the price used for purposes of calculating the most recent Contingent Payment.

5.
If the value of the common shares calculated for purposes of making any Contingent Payment is the minimum price, we will have the right, but not the obligation, to pay that Contingent Payment in cash instead of common shares.

        In June 2007, we signed a licensing and development agreement with Janssen for Fentanyl TAIFUN®, our fast-acting Fentanyl formulation using our TAIFUN® dry- powder inhaler, for the treatment of break-through cancer pain. The licensing agreement covers countries in the European Union, Eastern Europe, Russia, and the former Soviet republics, the Middle East, Africa, Sri Lanka and Pakistan. We and Janssen will collaborate to develop the product for the initial indication of break-through cancer pain. We are responsible for manufacture of the product and Janssen will market and distribute the product. Under the terms of the agreement, we received a signing fee of $10.8 million (€8.0 million) which has been deferred and is being recognized ratably over the estimated development period. We can receive up to an additional $74.4 million (€55.0 million) for meeting development, regulatory and commercial sales milestones. We could also receive royalty revenues and revenues from the sale of the product to Janssen. The signing fee of $10.8 million was received in July 2007 and is presented as "receivable from collaborative agreement" in the unaudited consolidated balance sheets at June 30, 2007.

Contractual Obligations

        The aggregate maturities of the contractual obligations are as follows:

	Payment due by period
	2007	2008	2009	2010	2011+	Total
	(in thousands)
Operating lease obligations	$428	$407	$259	$—	$—	$1,094
Service contract obligations	9	—	—	—	—	9
Management fee obligations	236	236	236	157	—	865
Consulting agreements	574	599	560	560	607	2,900
Clinical study obligations	2,647	—	—	—	—	2,647

	3,894	1,242	1,055	717	607	7,515
Long-term debt obligations and associated interest	550	765	402	402	4,776	6,895

Total	$4,444	$2,007	$1,457	$1,119	$5,383	$14,410

        We entered into operating leases for premises, cars and service contracts related to property and equipment. Minimum lease payments under these agreements are as follows: 2007—$0.4 million; 2008—$0.4 million; 2009—$0.3 million.

        We entered into one exclusive worldwide master license agreement whereby we were granted licenses to further develop and exploit commercial applications to be derived from a specific invention bearing a U.S. patent serial number. Under the license agreement, we undertook to pay a royalty of 1.5% to 5% of specified sales, with a minimum annual amount of $9,000. This license agreement will expire when the last of the patent rights expire.

        We entered into a service agreement with a company controlled by a shareholder, which will provide the services of our chief executive officer for a period of five years commencing on September 1, 2005. The amount payable under this agreement is $236,000 per year.

        We entered into consulting agreements with three of the former owners of PharmaForm. Under the agreements, the former owners will perform consulting services for which two will be paid $23 per month for an aggregate $560 per year for five years and one will be paid $5 per month for 18 months.

        To pursue the development of our pharmaceutical products, we entered into various agreements. Under these agreements, we are committed to make minimum payments of $2.6 million in 2007.

        We entered into two license agreements and obtained exclusive rights to test an inhalation device process. Under the first agreement, we are committed to paying royalties based on a percentage of sales derived from commercial products developed using the licensed process. The license expires when the last of the patent rights expires. Under the second agreement, we are committed to paying royalties based on a percentage of sales derived from commercial products developed using the licensed product with a minimum amount of: 2008—$43,000; 2009—$65,000 and thereafter—$129,000 each year.

        As part of the PharmaForm acquisition, additional consideration is payable by us upon completion of certain milestones relating to PharmaForm's drug development programs. In total, the maximum contingent consideration payable is approximately $13 million, most of which is payable in common shares. As part of the 2004 acquisition of our Finnish subsidiary, we may contingently issue up to 214,285 additional common shares to the principal vendors should other specified regulatory milestones be achieved for the development of Fentanyl TAIFUN®. As part of a 2003 acquisition, we are committed to pay royalties based on a percentage of future sales derived from commercial products developed using the licensed process with a minimum amount of $43,000 one year after commercialization and $86,000 every year thereafter.

        Our Finnish subsidiary has received certain low interest loans and subsidies from Tekes, a Finnish governmental agency. Following our decision to transfer certain activities from Finland to our facilities in Austin, Texas, we recently have been notified that this agency is reviewing loans and subsidies previously granted to us totalling €2,556 and €954, respectively. Discussions with the agency are ongoing and we cannot, at this time, determine if such review will lead to changes to the terms of the original agreement or demands for repayment of all or a portion of amounts received. Accordingly, all loans received from Tekes continue to be presented as long-term debt in accordance with the original terms of the agreement and no additional provision has been made with respect to this matter.

        At June 30, 2007, we had commitments to buy foreign currencies using foreign exchange contracts as follows:

Buy or Sell	Notional Amount	Exchange Rate	Maturity	Notional US$ Equivalent
Buy	€500	1.443	7/3/07	$722
Buy	600	1.428	9/4/07	$857
Buy	500	1.440	8/1/07	$720

	€1,600			$2,299

        All outstanding forward exchange contracts are reported on a mark-to-market basis and the gains or losses, which were not significant, are included in earnings.

Qualitative and Quantitative Disclosures About Market Risk

        We operate internationally and a substantial portion of our expense activities and capital expenditures are in U.S. dollars, whereas our revenue from research contracts and licensing arrangements is primarily in euros. A significant adverse change in foreign currency exchange rates between the U.S. dollar and the euro could have a material effect on our consolidated results of operations, financial position or cash flows. Effective from January 1, 2007, we have used the U.S. dollar as our functional currency.

        During 2006, the value of the euro increased against the Canadian dollar by approximately 11% and against the U.S. dollar by approximately 12%. During 2005, it decreased by approximately 15% and 13%, respectively. These fluctuations in exchange rates equated to a net decrease in our earnings of $1.1 million in the year ended December 31, 2006 and a net increase of $14,000 for the year ended December 31, 2005. The increase in the euro against the U.S. dollar in 2006 translated into an approximate increase in the euro denominated debt at December 31, 2006 of $0.5 million.

        We enter into forward and option contracts to mitigate our foreign currency exchange risk as part of our ongoing operations when we deem necessary. We do not currently expect to enter into foreign currency exchange contracts for trading or speculative purposes.

        We had cash and cash equivalents totaling $12.1 million at June 30, 2007. These amounts were primarily invested in money market funds and held for working capital purposes. We do not enter into investments or investment contracts for trading or speculative purposes. Due to the short-term nature of these investments, we do not believe that we have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income. We do not believe that we have any material exposure to changes in the fair value of our debt facilities.

Related Party Transactions

        We incurred $0.4 million in 2006 (2005—$0.3 million; 2004—$0.2 million) in expenses with firms connected with our outside directors for professional services rendered. We incurred $2.9 million

(2005—$0.5 million; 2004—$0.2 million) as remuneration for services rendered by companies connected to certain shareholders and an outside director, including $2.6 million (2005—$0.3 million; 2004—$0.2 million) to PRI International Consulting Inc., a company directly controlled by our Chief Executive Officer (CEO) under the agreement referred to in Note 17 to our consolidated financial statements. In 2005, we issued 28,571 common shares with a fair value of $0.2 million in connection with the purchase of a customer list from a company whose chief executive officer is a member of our Board of Directors.

        In 2006, we incurred $0.9 million (2005—$0.7 million; 2004—$0.7 million) to non-controlling shareholders for rent expense and services rendered. In addition, we incurred $0.1 million (2005—$0.1 million; 2004—$0.1 million) to non-controlling shareholders for interest expense on long-term debt.

        From August 3, to November 9, 2006, we purchased $362,000 of inhalation toxicology services from LRI. Included in accounts payable are amounts due to related parties of $0.3 million (2005—$0.4 million; 2004—$0.1 million).

        During the six months ended June 30, 2007, we incurred legal and tax consulting fees $0.3 million from two firms associated with members of our Board of Directors. In addition, we incurred fees totaling $0.2 million from a company directly controlled by our CEO for CEO related services. We also incurred IT consulting fees totaling $0.1 million from a firm owned by an affiliate of our CEO.

        As of June 30, 2007, our long-term debt included $1.0 million due to a non-controlling shareholder bearing interest of 8% due in October 2007. During the six months ended June 30, 2007, we incurred interest expense of $44,000 associated with the loan. We also incurred rent expenses of $1.6 million associated with a facilities lease held by this non-controlling shareholder.

        During the six-month period ended June 30, 2007, we incurred expenses totaling $0.3 million for consulting services paid to three current shareholders and the former principal owners of PharmaForm. One of these shareholders is also a member of our Board of Directors.

        These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Outlook

        The most important trends affecting the healthcare products industry are demographic changes and the growing influence of managed care. Shifting demographics will drive industry growth in the years ahead as an aging population provides further stimulus for industry demand.

        The search for improved routes of administration and the desire for non-invasive delivery methods for self-medication of chronic conditions represent therapeutic application opportunities for developers of inhalation drug delivery based products like us.

        Advances in inhaler design and powder engineering should drive growth in dry-powder inhalation for both upper respiratory tract and systemic applications. The inherent advantages of dry-powder formulations for large molecule drug compounds and new dry-powder inhalers specifically engineered to deliver these expensive new chemical entities to the deep lung should serve as a catalyst for the adoption of dry-powder inhalers as the technology of choice.

        Inhalation forms the basis for the treatment and control of upper respiratory tract diseases such as asthma and chronic obstructive pulmonary disease and is expected to continue to experience steady growth over the next several years. The systematic delivery of drugs through the lungs is now a reality for diabetes, paving the way for other major indications such as cancer and post-operative pain, Parkinson's disease and erectile dysfunction.

        In summary, the factors that will influence the total demand for inhalation-based therapeutics include:

  •
  the growth in the number of cases of upper respiratory disease;

  •
  the expected increase in self-administration for the treatment of chronic conditions;

  •
  the pulmonary administration of therapeutics for systemic delivery; and

  •
  technological improvements in inhalation delivery.

        We are well positioned to take advantage of these and other trends such as the growing demand for drug abuse deterrence solutions, given our current product development and drug delivery platform portfolios. We will continue to focus on those therapeutic opportunities which can be accelerated to market and facilitate licensing and co-development agreements to offset product development costs and risk. The acquisition of PharmaForm is key to our strategy, by adding FDA and DEA approved specialized drug formulation and manufacturing capabilities and unique patent pending abuse deterrent and transmucosal drug delivery systems.

        In order to maximize value creation in the short-term, we intend to:

  •
  Initiate the Fentanyl TAIFUN® Phase III clinical trial;

  •
  Centralize all formulation, manufacturing and product/platform development in Austin, Texas;

  •
  Complete CGRP Phase IIb clinical trials;

  •
  Analyze GHRH pilot Phase II data and determine appropriate next steps;

  •
  Accelerate the development of PharmaForm's abuse deterrent platforms;

  •
  Out-license our products and inhalation platforms in the United States;

  •
  Broaden delivery platforms and product offerings with a focus on reformulated generics for pain through co-sponsored programs, and/or strategic alliances;

  •
  Aggressively pursue other synergistic acquisition opportunities; and

  •
  Develop our clinical operations capabilities to support our clinical study programs.

Critical Accounting Policies

        In preparing our consolidated financial statements in conformity with U.S. GAAP, management is required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which we consider to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating our consolidated financial statements. These accounting policies are discussed in the following paragraphs.

        Property, equipment and intangible assets are stated at cost and are amortized over their estimated useful lives on a straight-line basis. We regularly review property, equipment and intangible asset costs for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from their uses and disposal. Management's judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of our property, equipment or intangible asset costs are impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. In 2006, we recorded an impairment loss of $3.6 million related to property and equipment in Finland.

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management provides valuation allowances against the deferred tax assets for amounts which are not considered "more likely than not" to be realized. In assessing the realizability of tax assets, management considers whether it is more likely than not that some portion or all of the tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. We have recorded a valuation allowance of $19.2 million as of December 31, 2006 due to uncertainties relating to our ability to utilize our deferred tax assets, consisting primarily of non-capital losses and unclaimed deductions, before they expire.

        Research and development costs consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with our various research and development programs. Research and development costs are expensed as incurred. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology and human resources. We review and accrue clinical trial expenses based on work performed and an estimated cost of such work. Our determination of the amount of expense to accrue is based on our knowledge of the cost of various clinical activities, including the completion of patient studies and other events. We follow this method of accrual accounting because reasonable and dependable estimates of the costs applicable to various stages of a clinical trial can be made. Accrued clinical costs are subject to revisions as trials progress to completion. Revisions are charged to expense in the period in which the facts that give rise to the revision become known.

        Stock-based compensation is recorded using the fair value based method for all issued options. Under this method, compensation cost is measured at fair value at the date of grant and is expensed over the requisite service period. We use the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on our earnings.

        Revenue consists of development services performed on behalf of third parties. Revenues are recognized at the time research activities are performed under the agreement. Revenue from development and license agreements that include multiple elements are considered to be revenue arrangements with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values or using the residual method. Payments received under these agreements may include up-front payments, regulatory based milestones for specific achievements as well as fees for development funding, sales and royalties. Up-front and regulatory milestones payments, which require our ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. When a milestone is achieved, a portion of the milestone revenue equal to the progress toward completion of the contract is recognized. The remaining portion of the milestone is amortized into future periods as additional progress toward completion is achieved. To measure performance, we compare the direct labor costs incurred to estimated total direct labor contract costs through completion. We believe that direct labor costs reliably track the progress toward completion and is the best indicator of the performance under the contract obligations because our service is people intensive. Therefore, such costs directly correspond to the level of effort necessary to perform the service. The estimated total direct labor costs to complete a project are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Fees for development funding, sales and royalties are recognized when the service is rendered or the product is delivered and the amount is determinable and collectibility is reasonably assured.

        PharmaForm's revenues are included from the date of acquisition, January 25, 2007. PharmaForm revenue for contract services is recognized as work is performed, and amounts are earned. The timing of cash received from our contract services agreements can differ from when revenue is recognized. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. For contracts with fees based on time and materials, we recognize revenue over the period of performance. For fixed price contracts, depending on the specific contractual provisions and the nature of the deliverables, revenue may be recognized as milestones are achieved or when final deliverables have been provided. At times, our arrangements with customers involve multiple elements. The deliverables in each arrangement are evaluated at contract inception to determine whether they represent separate units of accounting. The total fee for the arrangement is allocated to each unit of accounting based on its relative fair value, taking into consideration any performance, cancellation or termination provisions. Fair value for each element is generally established based on the sales price charged when the same or similar services are sold separately to customers. Revenue is recognized when revenue recognition criteria for each unit of accounting are met.

Recent Accounting Pronouncements

Recently Issued Accounting Standards

SFAS No. 159

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which is effective for us beginning January 1, 2008. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. We are currently assessing what impact, if any, this statement, if adopted, will have on our financial statements.

SFAS No. 157

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value ranking used to classify the source of the information. This statement is effective beginning in January 1, 2008. We are evaluating whether adoption of this statement will result in a change to our fair value measurements.

FIN 48

        In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." This interpretation, among other considerations, creates a two-step approach for evaluating uncertain tax positions. Recognition occurs when an enterprise concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Measurement determines the amount of benefit that more likely than not will be realized upon ultimate settlement. De-recognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The statement was effective January 1, 2007 and we adopted this statement at that time.

FAS 123(R)

        Effective January 1, 2006, we adopted the fair value recognition provisions of Statement 123(R) using the modified retrospective application method as previously explained.

SAB 108

        In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 requires analysis of misstatements using both an income statement (rollover approach) and a balance sheet (iron curtain approach) in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for our fiscal year 2006 annual financial statements. The application of this guidance did not have a material impact on its consolidated results of operations, financial position or cash flows.

Disclosure Controls and Procedures

        Management, along with our CEO and our Chief Financial Officer (CFO), concluded that our disclosure controls and procedures were designed to provide reasonable assurance that material information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure for the periods ended December 31, 2006 and June 30, 2007. Our CEO and our CFO are responsible for establishing and maintaining disclosure controls and procedures. Based on an evaluation of our disclosure controls and procedures, the CEO and CFO have concluded that these disclosure controls and procedures were effective as of December 31, 2006.

Changes in Internal Controls over Financial Reporting

        The CEO and CFO are responsible for designing internal control over financial reporting or causing it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The CEO and CFO assessed the design of our internal control over financial reporting as of December 31, 2006 and June 30, 2007. As a result of the LRI Spin-off, we were left with fewer office employees and will require additional resources in our administrative office to assist with the quarterly and annual process of preparing our financial statements. In addition, in January 2007, we acquired PharmaForm, which impacted our internal controls over financial reporting. Subsequent to the LRI Spin-off and the acquisition of PharmaForm, we supplemented our resources through the use of outside consultants. In April 2007, we hired Richard Martin as our Vice President Finance. We are actively working to strengthen our accounting and finance team in 2007 and plan to increase the number of skilled individuals involved in the accounting function.

OUR BUSINESS

Overview

        We are an integrated product development company primarily focused on therapeutics for pain utilizing our proprietary drug delivery technologies. Our lead product candidate is Fentanyl TAIFUN®, a fentanyl formulation specifically designed to be delivered with our TAIFUN® Multi-Dose Inhaler. We are developing Fentanyl TAIFUN® as a rapid-acting inhaled opioid analgesic for treatment of break-through cancer pain. In June 2007, we entered into an exclusive license and development agreement with Janssen Pharmaceutica N.V. with respect to the development and commercialization of Fentanyl TAIFUN®. We believe, based upon the results of our clinical trials to date, that our Fentanyl TAIFUN® product candidate, if approved by regulatory agencies, will deliver much faster onset of pain relief from break-through cancer pain at lower dosages than other non-injectable products currently indicated for break-through cancer pain.

        Our Phase IIb clinical trial, completed in August 2007, showed the median time to significant pain relief for patients using our Fentanyl TAIFUN® was 5.2 minutes. This result was statistically significant versus placebo (p=0.007). We believe this offers significant clinical benefits for patients and physicians due to its rapid onset compared to other non-injectable therapies for break-through cancer pain. We have an open Investigational New Drug (IND) submission for Fentanyl TAIFUN®, which was submitted to the FDA in March 2006. We had an end-of-Phase II meeting with the FDA in August 2007 to present the data obtained and are now finalizing the design of the Phase III program required for submission of a New Drug Application, or NDA. We expect to commence our Phase III clinical trial during the first quarter of 2008.

        Break-through cancer-related pain has a severe impact on a patient's quality of life and can occur even if the individual is taking chronic pain medication on a regular basis. Break-through pain is a common component of chronic pain and is characterized by its rapid onset, intensity and relatively short duration. These intermittent flare-ups of intense pain "break-through" the effect of chronic pain medication. We believe currently available therapeutics targeted at break-through cancer pain are inadequate because of their higher dosage of fentanyl and comparatively longer time to onset. The current leading products in this market segment are Cephalon's Actiq® lozenge and Fentora® buccal tablet, both containing fentanyl as the active compound. According to data reported by the American Cancer Society, approximately 800,000 cancer patients in the United States will experience break-through cancer pain in 2007. Data from EvaluatePharma shows that worldwide fentanyl sales in 2006 were $2.4 billion.

        We have developed a proprietary abuse-resistant delivery platform, which we call EDACS™, or Extruded Deterrence of Abusable Controlled Substances, to address opioid abuse. EDACS™ prevents dissolution in alcohol, known as dose dumping, and is crush-resistant, minimizing abusive dissolution and administration of controlled substances. We intend to initiate a Phase I clinical trial for our first product using EDACS™ technology in late 2007 and expect to rely on the Section 505(b)(2) NDA approval process with the FDA, although no submissions have been made to date.

        Abuse of opioid pain medications is a significant medical and social problem. According to the National Survey on Drug Use and Health published in 2007 by the Substance Abuse and Mental Health Services Administration, during 2006 approximately 5.2 million people in the United States used prescription pain relievers for nonmedical purposes, an increase from the estimated 4.7 million in 2005. Current dosage forms of prescription pain relievers are often abused by dissolving them in alcohol or crushing and inhaling the tablets. The cost of U.S. opioid analgesic abuse (which includes costs relating to healthcare, criminal justice and the workplace) has been estimated by industry analysts in 2001 to be over $8.6 billion, which is the equivalent of $9.5 billion in 2005.

        In addition to our pain product candidates, our non-pain product candidates and our platform technologies include:

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  GHRH (growth hormone releasing hormone)—a synthetic growth hormone analog that recently completed a pilot Phase II trial outside the United States for treatment of patients with chronic renal failure;

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  CGRP (calcitonin gene related peptide)—an anti-asthmatic currently in a Phase IIb trial outside the United States; and

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  PHARMAFILM™—a transmucosal drug delivery film, suitable for drugs with poor oral bioavailability, that is, drugs that are not well absorbed or are quickly degraded or deactivated when ingested orally. An IND has been submitted to the FDA with respect to this technology.

        To date, no submissions have been made in the United States to the FDA with respect to GHRH or CGRP.

        Our intellectual property portfolio, owned by or licensed to us or our subsidiaries, includes 6 issued U.S. patents and 68 foreign patents, as well as 12 pending U.S. patent applications and 34 pending foreign patent applications relating to our technologies and product candidates. The components of our intellectual property portfolio are discussed more specifically below under "Intellectual Property."

        In January 2007, we acquired PharmaForm, based in Austin, Texas. PharmaForm not only expanded our product portfolio but also added registered FDA and DEA manufacturing capabilities.

        Our clinical operations group supports our product development activities by facilitating timely access in a cost-effective manner to highly competitive clinical patient populations.

Strategy

        Our goal is to become a significant integrated product development company with a diversified product portfolio based on multiple drug delivery platforms. We intend to:

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  Focus on pain—We believe the pain market represents a substantial near-term opportunity for our business as many existing therapeutics, such as fentanyl, have the potential to be delivered by inhalation technology and lead to improved clinical benefit. In addition, given the prevalence of opioid abuse, we believe abuse deterrent products are likely to be in demand. We believe our drug delivery technologies and formulation expertise will allow us to develop products that will meet these unmet medical needs.

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  Pursue 505(b)(2) approvals—We have selected the drugs incorporated in our proprietary delivery technologies, in part due to their previously demonstrated safety and efficacy record in treating pain. We believe this will allow us to utilize the Section 505(b)(2) registration and approval process with the FDA that may enable us to bring our product candidates to market more rapidly by relying for approval on studies conducted by others for which we have not obtained a right of reference.

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  Leverage our drug delivery expertise—We believe our proprietary technologies and drug delivery expertise will allow us to develop differentiated products that are faster acting, safer or less abusable than currently approved products. We intend to continue to identify therapies where our technology platform and expertise can be applied to improve the standard of care for patients.

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  Maximize partnership opportunities—We intend to enter into partnering arrangements with international pharmaceutical companies to market our product candidates worldwide. For our non-core product candidates, such as CGRP and GHRH, we intend to enter into partnering arrangements to advance clinical development prior to initiation of pivotal clinical trials.

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  Actively develop, in-license or acquire complementary products —We will continue to pursue the in-house development of additional product candidates complementary to our existing portfolio.

    We evaluate in-licensing and acquisition opportunities to broaden our pipeline in the core therapeutic areas and drug delivery platforms, as demonstrated by our recent acquisition of PharmaForm.

Our Pain Product Candidates

Fentanyl TAIFUN®—Break-through Cancer Pain

  Overview

        Fentanyl TAIFUN® is a rapid-acting inhaled opioid analgesic that targets break-through cancer pain. Break-through cancer pain is experienced by large numbers of cancer patients. Based upon data published by the American Cancer Society, approximately 800,000 cancer patients in the United States will experience break-through cancer pain in 2007. This cancer-related pain has a severe impact on a patient's quality of life and can occur even if the individual is taking pain medication on a regular basis. These intermittent flares of intense pain are called break-through pain because the pain "breaks through" the effect of the regular pain medication. The number of break-through pain episodes typically varies from one to eight per day. The duration of these break-through pain episodes varies from minutes to hours, with median and average duration typically reported as 30 and 60 minutes, respectively. Ideally, medication for break-through pain management should be easily administered, bring rapid pain relief and have minimal side effects.

        We have developed a proprietary formulation of fentanyl to allow it to be used with our proprietary TAIFUN® inhalation delivery platform. We believe that inhalation is the fastest non-injection absorption route for fentanyl and may provide a faster analgesic effect than any other currently approved non-injection product. Our clinical studies to date have demonstrated that Fentanyl TAIFUN® provides significant pain relief with the lowest dose in the shortest amount of time compared to currently approved products.

        We believe that the clinical performance of Fentanyl TAIFUN® will enable us to capture a significant share of the overall break-through cancer pain market. In particular, the dosage success and fast onset of action obtained with Fentanyl TAIFUN® compare favorably with data published from trials on transmucosal fentanyl preparations. In these transmucosal trials, higher doses were required to achieve the desired results. Even with such higher doses of transmucosal fentanyl medication, the proportion of patients who were successfully titrated was lower, and the onset of efficacy much slower. In contrast, the apparent opioid-sparing effect of Fentanyl TAIFUN®, with a narrow range of titration, is most likely due to its unique pharmacokinetic profile, which combines an essentially immediate absorption of the drug with a prolonged and relatively steady concentration for the duration of a typical break-through pain attack.

  Clinical Development of Fentanyl TAIFUN®

        Fentanyl TAIFUN® completed a Phase IIb clinical trial in August 2007. We are now finalizing the design of our Phase III clinical trial, which is expected to begin during the first quarter of 2008. As currently contemplated, our Phase III protocol calls for approximately 100 patients in the efficacy phase and approximately 300 patients in the safety phase. We anticipate that the efficacy phase will consist of a double-blind controlled study followed by an open-label follow-up extension study to evaluate safety. Our Phase III clinical study will be coordinated by our Austin, Texas facility.

        Our Phase IIb trial for Fentanyl TAIFUN® was a multi-centered, multinational trial in cancer patients with severe persistent pain on maintenance opioid therapy. The first part of the trial was a single arm, open-label dose titration study to evaluate the effective individual dose for significant pain relief with Fentanyl TAIFUN® in the treatment of break-through cancer pain. Titration is the process of progressively increasing the dosage of pain medication until a therapeutic response is achieved. Titration is important in clinical trials for pain in order to ensure an adequate dose to achieve pain relief, while minimizing the dose for safety. The second part of the trial was a randomized, double-blind, cross-over and placebo-controlled efficacy study, which was completed in August 2007.

        In the second part of the trial, the Fentanyl TAIFUN® dose was individually titrated for each patient to an effective dose between 100µg and 800µg. Five pain episodes were treated after dose titration followed by a placebo-controlled part comprising an additional six pain episodes. In the placebo-controlled part, patients were allocated to receive 3 titrated doses of Fentanyl TAIFUN® and 3 doses of placebo in a cross-over fashion. Of the 50 patients that completed the protocol, 38 patients were titrated to a dose of 400µg or less (100µg, 7 patients; 200µg, 19 patients; 400µg, 12 patients), whereas the rest of the patients required 600 or 800µg doses for effective pain relief.

        The primary efficacy variable, that is the median time to significant pain relief, was 5.2 minutes in the Fentanyl TAIFUN® group, and statistically significantly different from placebo (p=0.007). Of the secondary efficacy variables, the mean difference in sum of pain intensity difference (SPID60) between Fentanyl TAIFUN® and placebo was 3.6 points (p=0.050). During the first 15 minutes, the numerical pain scores (NPS) decreased by approximately 5 points (1 to 10 scale) in the patients receiving Fentanyl TAIFUN®, with a mean difference to placebo of approximately 1 on the NPS scale at 15 minutes (p=0.008). The magnitude of the difference is consistent with earlier trials with transmucosal fentanyl, but efficacy is reached significantly faster with Fentanyl TAIFUN®.

        The results from the first part of our Fentanyl TAIFUN® Phase IIb clinical trial in the first 24 patients demonstrated successful dose titration. All 24 patients were successfully titrated to a dose of 400µg or less. From these first 24 patients, 9 patients titrated to 100µg, 10 patients titrated to 200µg and 5 patients titrated to 400µg. The patients experienced significant pain relief (defined as a decrease of at least 2 points on the Numerical Pain Scale, a commonly used clinical measurement of pain) in 95% of the pain episodes treated. In addition, 83% of patients experienced significant pain relief in all treated pain episodes and 86% were treated successfully, that is, without the need for "rescue" medication. Further, 65% did not use any rescue medication in any of their treated pain episodes. The estimate of the median time to significant pain relief was seven minutes. Based on the interim adverse event data, Fentanyl TAIFUN® appears to have been well tolerated and adverse events recorded (nausea, dizziness and constipation) suggested a satisfactory safety profile in opioid tolerant cancer patients.

        Based on recommendations and comments previously obtained from the FDA, our Phase IIa clinical trial protocol was designed to be a multi-centered, randomized, double-blind, placebo-controlled, parallel group trial to establish formal dose response data of Fentanyl TAIFUN® without the usual per patient initial specific dose titration. The primary efficacy end points were time to significant pain relief and the degree of pain relief. Fentanyl TAIFUN® was administered at doses of 100µg, 200µg, and 400µg per dose during two episodes of break-through pain with rescue medication available upon request. A total of 122 cancer patients on maintenance opioid therapy for persistent pain were enrolled in the Phase IIa trial. This trial showed that Fentanyl TAIFUN® met its primary efficacy end points in the Per Protocol (PP) analysis. In this Phase IIa trial, the analgesic efficacy in the responding patients was rapid with an average time to significant pain relief of 7.8 to 11.6 minutes, depending on the dose in the PP analysis. The difference to placebo was statistically significant with the 100µg and 400µg doses of Fentanyl TAIFUN® (p=0.013, and p=0.002, respectively). However, the 200µg results were not statistically significant (p=0.589). We believe the absence of proper initial dose titration to be largely responsible for a higher than expected placebo effect that resulted in this absence of statistically significant difference. Similarly, the degree of pain relief measured as the Sum of Pain Intensity Difference (SPID) was significantly better with Fentanyl TAIFUN® compared to placebo in the PP analysis (difference of 5.5 in SPID of Fentanyl TAIFUN® pooled SPID data vs. placebo, p=0.011). A dose of 100µg was efficacious in a significant number of patients (p=0.013), and the maximum effect was observed with the 400µg dose (p=0.002). Fentanyl TAIFUN® was generally well tolerated. With the exception of mild to moderate somnolence in a minority of the patients, the occurrence of adverse events did not differ significantly from placebo.

        Following our submission to the FDA of third-party data on fentanyl under an IND, we initiated and completed two Phase I pharmacokinetic trials. The first Phase I trial, completed in 2002, was designed to assess the pharmacokinetic profile of Fentanyl TAIFUN® and to compare the bioavailability of the inhaled formulation with intravenous administration of fentanyl. The results of the study, performed in 16 healthy volunteers, demonstrated that the absorption of fentanyl from Fentanyl TAIFUN® was very rapid. Only 5 minutes after administration, the plasma concentrations reached an average of 73% of the respective maximum concentrations. This profile indicates a very high instantaneous absorption in the deep lung, subsequently complemented by absorption via the upper airways, oral mucosa, and the gastrointestinal tract. The rapid absorption was well reflected in the appearance of the first opiate related effects, observed 6.5 minutes (median Tmax) after the administration of Fentanyl TAIFUN® 200µg, as compared with 4 minutes (median Tmax) after the start of the intravenous infusion at 50µg. The absolute bioavailability was on average 80%. Fentanyl TAIFUN® was well tolerated and safety data did not reveal any safety concerns for the inhaler.

        The second Phase I trial, completed in 2005, was an additional comparative trial where we compared the pharmacokinetics of Fentanyl TAIFUN® with Actiq® 200µg, the commercially available fentanyl lozenge. The study results indicated that the absorption of fentanyl after a single inhalation of 200µg Fentanyl TAIFUN® was very rapid, with an average peak concentration of 945 pg/ml (geometric mean Cmax) reached in one minute (median Tmax). Comparatively for the 200µg Actiq® lozenge, the average peak concentration of 371 pg/ml (geometric mean Cmax) was reached one hour (median Tmax) after the start of administration of the lozenge. Subsequent to the rapid peak with the Fentanyl TAIFUN®, the concentration dropped within the first 15 minutes to a plateau at the same level as compared to the peak obtained with Actiq®. The plateau lasted at least one hour after the administration.

        The time from the start of a break-through pain episode to the peak of the pain intensity is typically very short, on average only a few minutes. Accordingly, the bioavailability of fentanyl during the early part of the pharmacokinetic curve is of special importance. The bioavailability of Fentanyl TAIFUN® as indicated by the AUC0-20min (geometric mean area under the curve during the first 20 minutes from the start of the administration) and AUC0-30min of fentanyl with Fentanyl TAIFUN® was 140 h*pg/ml and 202 h*pg/ml, respectively, as compared to 17 h*pg/ml and 51 h*pg/ml, respectively, with Actiq®. This corresponds to an eight-fold and four-fold relative bioavailability of fentanyl in the circulation during the first 20 and 30 minutes, respectively, a period that is critical to an analgesic response in an intensive but usually relatively short lasting pain attack.

        The absorption of fentanyl using Fentanyl TAIFUN® was shown to be dose dependent in a linear fashion across the dose range of 100µg—800µg per dose; the highest dose representing four inhalations from the 200µg per dose inhaler. After the absorption, therapeutic concentrations of Fentanyl TAIFUN® were maintained over a period of several hours. There were no local pulmonary adverse events observed.

EDACS™—Opioid Abuse Deterrent System

        Our EDACS™ technology is being developed as an opioid abuse deterrent formulation system for delivery of opioids used in the treatment of chronic pain in multiple products and formulations. EDACS™ is manufactured by hot-melt extrusion of a homogeneously blended powder that can be formulated to provide a variety of dosing options including once-a-day extended pain release. We believe that our technology is superior to other approaches for abuse deterrence because products manufactured with EDACS™ are crush resistant and slow to dose-release in alcohol. In addition, our product candidates do not contain opioid antagonists, such as naltrexone, which we believe may be vulnerable to unwanted leaking of the antagonist, thereby reducing the effect of the opioid. Our product candidates are intended to compete with the current market-leading oral controlled-release opioid products, including Oxycontin®, Avinza® and Opana®.

        We expect our first indication applying EDACS™ to an existing opioid therapy for pain relief to enter Phase I clinical trials in late 2007. Our regulatory strategy for FDA approval of this product candidate is expected to be based on the Section 505(b)(2) NDA approval process, which allows us to rely on clinical studies from third parties and conduct pharmacokinetic studies. We expect to begin early stage clinical trials on two additional therapeutics applying the EDACS™ formulation system during the first half of 2008. We expect that one will be an opioid therapy and one will be a Schedule II controlled substance.

        Abuse of opioid pain medications is a significant medical and social problem. According to the National Survey on Drug Use and Health published in 2007 by the Substance Abuse and Mental Health Services Administration, during 2006 approximately 5.2 million people in the United States used prescription pain relievers for nonmedical purposes, an increase from the estimated 4.7 million in 2005. Current dosage forms of prescription pain relievers are often abused by dissolving them in alcohol or crushing and inhaling the tablets. The cost of U.S. opioid analgesic abuse (which includes costs relating to healthcare, criminal justice and the workplace) has been estimated by industry analysts in 2001 to be over $8.6 billion, which is the equivalent of $9.5 billion in 2005.

        Recent approvals of many opioid products in the United States have included risk-management plans to reduce abuse and diversion. New technologies that deter or prevent the abuse of opioids are expected to be of interest to the FDA and other drug regulatory agencies. We anticipate that the majority of the opioid market will shift over time to abuse deterrent products.

Our Non-Pain Product Candidates

GHRH—Chronic Renal Failure

  Overview

        Our growth hormone releasing hormone, or GHRH, is a synthetic analog of the natural human growth hormone releasing hormone, and is presently classified by the FDA as a new chemical entity. Our GHRH is currently in a pilot Phase II clinical trial for the treatment of malnutrition associated with pre-dialysis stage chronic renal failure. GHRH has been shown to have high affinity for the pituitary GHRH receptor and has a long circulating half-life.

        Growth hormone (GH) is a major element controlling multiple complex physiological processes, including growth and metabolism. GH stimulates the liver and other tissues to secrete insulin-like growth factor IGF-1 to aid body and muscle growth. For conditions where GH is not secreted in sufficient quantity, recombinant GH has been used as a replacement. The significant cost of producing recombinant GH, the long-term safety concerns of GH therapy and the disruption of the endogenous GH releasing rhythm limit the clinical uses of GH. As an alternative, GHRH provides for an increase in GH secretion without disturbing the body's own GH releasing pattern.

  Clinical Development Strategy

        In July 2007, we completed a placebo-controlled pilot Phase II trial in three centers in Europe, investigating the efficacy and safety of GHRH when applied twice daily subcutaneously for 28 days for the treatment of malnutrition in patients with advanced pre-dialysis chronic renal failure. The primary objective of the trial was to determine the effect of treatment of protein turnover as measured by C-leucine kinetics. The secondary objectives were to determine the effects of GHRH on GH and IGF-1, fat-free mass and fat mass, biochemical parameters of nutritional and metabolic state, spontaneous nutrient intake and safety and tolerability in subjects with chronic kidney disease. Based on data analyzed to date, the study demonstrates the statistically and clinically significant efficacy of GHRH in improving the nutritional and metabolic status of chronic renal failure patients. As measured on day 28, an injection of GHRH in the morning caused more than a 10-fold increase in the amount of mean circulating growth hormone (GH) in the first 4 hours after administration, while there was no change from baseline for the placebo group (p=0.0025). The results demonstrated that GHRH did not disturb the natural pulsatile release of GH (pronounced night secretion), but effectively stimulated additional secretion of GH following exogenous subcutaneous administration.

        GH mediates many of its anabolic and growth functions indirectly through mediators such as insulin-like growth factors IGF-1. In this trial, GHRH nearly doubled the levels of IGF-1 by day seven of treatment and the levels remained elevated throughout the entire treatment duration. No such increase was observed after placebo administration (p<0.0001).

        GH exerts its effects on fat tissue directly by stimulating breakdown of triglycerides and suppressing the uptake and accumulation of circulating lipids. In this trial, the administration of GHRH for four weeks decreased the mean fat mass, measured by DEXA scan, by 0.5 kg (1.28%) from the baseline, whereas it increased by 1.2 kg (1.91%) in the placebo group (p=0.02). Similarly, GHRH increased the mean fat free mass by 1.83 kg (1.28%) from the baseline, as compared to a decrease of 1.39 kg (1.91%) in the placebo group (p=0.03).

        In a Phase I/II clinical proof-of-concept trial in healthy elderly men, our GHRH analog was shown to significantly increase the release of GH in a dose-dependent manner (p<0.01 for all GHRH doses compared to baseline). Repeated administration also appeared to increase the levels of IGF-1, although the study was not primarily designed to demonstrate this effect. The drug was generally well tolerated with no serious adverse events observed.

        The balance of the data from this pilot Phase II trial is still being statistically analyzed and calculated. We intend to continue our study of GHRH and ultimately out-license the product candidate for commercialization.

CGRP—Asthma

  Overview

        Our CGRP is a novel therapeutic currently in a Phase IIb clinical trial for the treatment of asthma. CGRP is a natural peptide (37 amino acids) produced in the lung in response to allergic stimuli. Unlike many current asthma drugs, CGRP has been shown to possess a combination of bronchodilatory, bronchoprotective, and anti-inflammatory properties in several preclinical animal models of allergic asthma. From a therapeutic point of view, these properties of CGRP, if validated in human clinical trials, indicate the potential for CGRP to become the first drug with anti-inflammatory bronchodilative and bronchoprotective properties.

        Our first CGRP target indication is the treatment of seasonal allergic asthma in children and adults. The objective of the study is to document the efficacy and safety of CGRP as a monotherapy, started several weeks before a season of known allergic exposure, and then continued throughout the allergen exposure period. If the product proves successful in this target indication, we may investigate broader indications in the context of allergic asthma.

        In the United States, the Centers for Disease Control and Prevention estimate that over 20 million people are asthma sufferers. Recent evidence suggests alarming trends in the prevalence of asthma in the pediatric population. Asthma is a major cause of hospital emergency visits every year. We believe that the ideal asthma drug is one that provides rapid bronchodilation and demonstrates a clear bronchoprotective effect while also targeting airway inflammation. We also believe there is a clinical need for add-on therapy in patients with mild to moderate persistent asthma who do not obtain adequate relief from inhaled corticosteroids. According to a report published by Datamonitor in July 2007, the total asthma/COPD market in the seven major markets (United States, Japan, France, Germany, Italy, Spain and United Kingdom) was worth just over $18.5 billion in 2006.

  Clinical Development Strategy

        Our Phase IIb clinical trial is a multi-centered, double-blind, placebo-controlled, randomized cross-over study to evaluate the effects of inhaled CGRP on clinical and inflammatory parameters in adult patients with mild asthma following an allergen challenge test. The aim of the planned study is to demonstrate anti-inflammatory efficacy of CGRP in seasonal allergic asthma. A total of 16 patients will be enrolled in two randomized one-week treatment periods.

        In a recent Phase IIa placebo-controlled study, our CGRP showed statistically significant broncho-protective effects compared to placebo and a similar safety profile to placebo except for transient and mild headaches and flushing in some of the patients. The objectives of our randomized, double-blind, cross-over Phase II study were to investigate the protective efficacy of our CGRP on metacholine induced bronchial hyper-responsiveness in adult patients with mild to moderate asthma, to compare this efficacy to salbutamol, a generic asthma treatment, and placebo, and to evaluate the safety and tolerability of our CGRP in asthma patients. The trial enrolled a total of 12 patients and reached statistical significance.

        Each patient received one dose of our CGRP (5mg), one dose of salbutamol sulphate (500µg), and one dose of placebo. The doses were given in a randomized order and study agents were compared in terms of absolute provocative concentration of methacholine causing at least a 20% fall in forced expiratory ventilation volume (PC20). Our CGRP increased PC20 in a majority of patients (7 out of 12) while salbutamol and placebo, respectively, achieved 11 and 2 out of 12. On average, the PC20 with our CGRP was approximately twofold as compared to placebo (geometric mean 1.97mg/ml, and 0.95mg/ml, respectively p<0.05).

        CGRP is being developed using a liquid solution for nebulization until clinical proof-of-concept has been established. In a Phase I single dose pharmacokinetic and safety study with healthy volunteers, CGRP was shown to be well tolerated up to the maximum studied dose of 5mg. A measurable serum peak of CGRP was observed with the two highest doses, 1mg and 5mg, indicating that the pulmonary CGRP receptors were saturated and systemic absorption of part of the dose occurred. Pre-treatment with intrapulmonary CGRP completely abolished airway hyper-responsiveness to allergen challenge in sheep and mouse models. CGRP blocked both the acute and late-phase bronchial response associated with such experimental asthma attacks, and also protected against metacholine induced bronchio-constriction.

        We intend to develop CGRP to a stage of clinical proof-of-concept, and subsequently out-license the product candidate for further development.

Drug Delivery Technologies

        We have developed a portfolio of three proprietary drug delivery technologies:

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  TAIFUN® dry-powder multi-dose inhaler—inhalation technology;

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  EDACS™ (Extruded Deterrence of Abusable Controlled Substances)—abuse deterrent system; and

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  PHARMAFILM™—transmucosal film technology.

TAIFUN® Inhalation Technology

        The search for improved routes of administration and the desire for non-invasive delivery methods for self-medication of chronic conditions represent opportunities for developers of inhalation drug delivery based products. We believe that inhalation drug delivery is the fastest, non-injectable route of administration for many therapeutic agents. This makes it a preferred route of administration when a fast onset of action is required. In addition, for products that are orally unstable or undergo significant first-pass-metabolism, such as opioids, inhalation is a preferred route of administration.

        Important characteristics for systemic drug delivery via dry-powder inhalers include the following:

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  efficient delivery to the deep lungs for effective systemic or local delivery of the drug;

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  dose-to-dose reproducibility;

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  stable aerosol performance over life of the inhalation device; and

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  reliable function in all environmental conditions, including high humidity.

  Advantages of Our TAIFUN® Technology

        We believe that our TAIFUN® technology provides a number of technical improvements and clinical benefits compared to current leading inhaled drug delivery systems. In particular, TAIFUN® enables reliable and efficient delivery of pharmaceuticals into patients' lungs in a wide range of clinical and environmental conditions. The TAIFUN® technology with salbutamol has been approved for use in 10 European countries. We believe that the unique combination of strong technical performance and user friendliness offers a competitive product platform for a variety of inhaled drugs.

        In contrast to competing inhaler technologies that are being used or developed for the pulmonary administration of many systemically active drugs, the TAIFUN® inhaler is a simple, all mechanical, small device that is inexpensive to manufacture. Despite its relative simplicity, the TAIFUN® inhaler incorporates advanced technology as well as the regulatory requirements of modern dry-powder inhalers. In particular, it can be adapted for a variety of small molecule drugs, economically manufactured, and introduced into market segments where pricing is competitive.

        We believe that the key advantages of TAIFUN® technology are:

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  advanced powder formulations with high physical and chemical stability;

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  high lung deposition of active drug independent of inhalation flow rate;

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  high resistance to humidity;

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  dose uniformity and accurate dose metering complying with FDA requirements;

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  modern style and ease of use; and

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  flexible dosing to accommodate patient variability.

EDACS™ Opioid Abuse Deterrent System

        Industry analysts estimate that the costs of prescription opioid analgesic abuse in the United States alone during 2001 were $8.6 billion (the equivalent of $9.5 billion in 2005), including costs related to healthcare, the criminal justice system and the workplace. The reasons most often cited for this level of prescription drug abuse include: prescription drugs are easier to acquire than illicit drugs (particularly in rural and suburban areas); the use/abuse of prescription drugs is more socially acceptable than illicit substances; and the purity and dosage are predictable and consequently safer to use.

        Drug abusers typically prefer opioid formulations that provide rapid absorption of the drug in order to obtain the desired euphoric effect. Sustained release oral formulations are not ideally suited for abusers when used correctly, but abusers can bypass the sustained release features of current products by crushing and mixing them with alcoholic drinks or by crushing and snorting or dissolving and injecting the drug. As a result, there is an increasing need to introduce sustained release formulations resistant to these types of physical abuse.

        There are two classes of abuse deterrent technologies in development with different principles of abuse deterrence. One class, which includes our EDACS™ technology, is based on formulations that are resistant to alcohol dissolution or physical tampering. The other class employs a combination of opioid analgesics and opioid antagonist/aversive agent.

        One potential drawback with the use of a sustained release opioid antagonist preparation is that, if a tampered product is used by an opioid dependent person, even small doses of the antagonist can precipitate an abstinence syndrome, resulting in drug withdrawal. Opioid withdrawal symptoms can be severe, requiring hospitalization and reinstitution of the opioid agonist. Similarly, abuse deterrent pharmaceutical compositions containing sequestered aversive substances have the potential to cause harm if injected intravenously. Such formulations are also likely to release at least small amounts of the "sequestered" aversive agent under conditions of chronic normal use. Finally, abuse deterrent capsule formulations with sequestered opioid antagonists or aversive agents may be vulnerable to dose dumping, or rapid release, when co-ingested with alcohol.

        Although abuse deterrent products provide no clinical benefit to the patients, we believe such products will likely be endorsed by the FDA and DEA as a matter of public policy. As a result, it is our expectation that, if approved, abuse deterrent formulations will eventually be the technology of choice for extended release opioid formulations.

  Advantages of Our EDACS™ Technology

        Our EDACS™ technology is a solid oral dosage form designed to deter abuse of controlled substances or other drugs and to address the growing problem of prescription drug abuse. It has the following features:

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  prevents alcohol-induced dose-dumping by maintaining its oral sustained release characteristics in 40% alcohol for more than three hours;

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  is significantly harder than conventional oral dosage forms and, as a result, it is very difficult to crush or chew in an attempt to bypass the sustained release characteristics; and

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  prevents dissolution and injection since it contains a polymer that forms a viscous gel not miscible in common solvents.

        EDACS™ products are manufactured by hot-melt extrusion of a homogeneously blended powder. The powder for extrusion can be formulated to yield targeted release characteristics much like other controlled release solid dose formulations. EDACS™ products can be formulated either with hydrophobic or hydrophilic drugs, in various sizes, shapes and colors with a wide range of sustained release profiles. We believe it is ideally suited to sustained release opioid formulations.

Our PHARMAFILM™ Transmucosal Film Technology

        The market for bio-adhesive films for drug delivery is growing, with many potential opportunities for market differentiation. The benefits of oral transmucosal drug delivery include improved bioavailability, or absorption into the body, for certain therapeutic ingredients, site specific delivery, better patient compliance and extended dosing intervals.

  Advantages of Our PHARMAFILM™ Technology

        PHARMAFILM™ is an oral transmucosal drug delivery film that is placed on the gum tissue. It is a bio-adhesive hot-melt extruded transmucosal film that features a simple manufacturing process, as neither water nor solvent is necessary for production. Key advantages of the film include:

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  suitability for a wide variety of drugs;

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  improved bioavailability for certain therapeutic ingredients;

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  small size for improved patient compliance;

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  delivery for patients with difficulty swallowing;

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  oral and systemic delivery;

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  dose removal possible in emergency situations; and

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  excellent content uniformity.

        The film is customizable (size, shape and color) and multiple release profiles are possible through multiple layers (immediate or controlled release). The formulation and processing flexibility of our PHARMAFILM™ technology greatly increase the adaptability of its biodegradable characteristics for application to a variety of transmucosal sites.

Competition

        We are engaged in a business characterized by extensive research efforts, rapid technology developments and intense competition. Our competitors include large and small pharmaceutical and biotechnology companies, universities and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals and existing pharmaceuticals, some of which may compete with our product candidates. We expect that successful competition will depend, among other things, on product efficacy, safety, reliability, availability, timing and scope of regulatory approval and price.

        A large part of our business is based upon the reformulation of existing drugs. As a result, our product candidates will face competition from generic and branded formulations of the existing drugs we reformulate. Our drug delivery technologies will compete with existing drug delivery technologies, as well as new drug delivery technologies that may be developed or commercialized in the future. Any of these drugs and drug delivery technologies may receive government approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become non-competitive or obsolete.

        We believe that our ability to successfully compete will depend on, among other things:

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  the efficacy, safety and reliability of our product candidates;

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  the timing and scope of regulatory approval;

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  the speed at which we develop product candidates;

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  our ability to manufacture and sell commercial quantities of a product to the market;

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  product acceptance by physicians and other health care providers;

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  the quality and breadth of our technology;

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  the skills of our employees and our ability to recruit and retain skilled employees; and

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  the protection of our intellectual property.

Break-through Cancer Pain

        The current market leader for break-through cancer pain treatment is Cephalon Inc., the approved manufacturer of Fentora and Actiq. We understand that YM Biosciences Inc., Aradigm Corporation and Alexza Pharmaceuticals Inc. each have an inhaled formulation of fentanyl in clinical trials. In addition, we understand that Biodelivery Sciences has a dissolvable formulation of fentanyl using a buccal tablet which is in late stage clinical trials and that Insys Therapeutics Inc. is developing a nasal spray formulation of fentanyl which is in early clinical trials.

        Of the three known competing inhaled fentanyl projects, we believe our Fentanyl TAIFUN® product candidate is currently in a lead position, and we anticipate it will become the first approved inhaled fentanyl product. In addition to inhaled fentanyl, several new oral and intranasal products are in development. These products are expected to increase substantially the market for fentanyl in the treatment of break-through cancer pain. We do not believe that any of them are able to provide for onset of pain relief as fast as an inhaled formulation.

        We believe that the clinical performance of Fentanyl TAIFUN® will enable us to capture a significant share of the overall break-through cancer pain market. In particular, the excellent dosage success and very fast onset of action obtained with Fentanyl TAIFUN® compare favorably with data published from trials on transmucosal fentanyl preparations. In these transmucosal trials, higher doses have been required to achieve the desired results. Even with such higher doses of medication, the proportion of patients that were successfully titrated was lower, and onset of efficacy much slower. This apparent opioid sparing effect of Fentanyl TAIFUN®, with a narrow range of titration, is most likely due to its unique pharmacokinetic profile, which combines an essentially immediate absorption of the drug with a prolonged and relatively steady concentration for the duration of a typical break-through pain attack.

Abuse Deterrence

        It is our understanding that several companies are currently developing abuse deterrent systems using the combination of opioid and opioid antagonist/irritant, including Alpharma Inc., Acura Pharmaceuticals Inc., Purdue Pharma L.P. and Elite Pharmaceuticals Inc.

        We also understand that companies such as Egalet A/S, Pain Therapeutics Inc., Durect Corporation, TheraQuest Biosciences, LLC and Collegium Pharmaceutical Inc. are developing products using non-crushable or chemical resistant technologies.

Growth Hormone

        Based upon information publicly available, we understand that Theratechnologies Inc. is currently in clinical trials with TH9507 (natural 44 amino acid sequence of human GRF with a hexenoyl moiety) in HIV-associated lipodystrophy. It is administered via intravenous injection and increases endogenous secretion of GH from the pituitary gland in a pulsatile fashion. We anticipate that the effective therapeutic dose of our GHRH agonists may have a longer duration of action than TH9507. This should result in improved convenience and greater cost effectiveness for our GHRH product candidate.

        We understand that other companies have GH compounds in development, including Conjuchem Inc., Aeterna Zentaris Inc., Sapphire Therapeutics Inc. and QLT Inc.

Asthma

        We understand that many established companies' products currently command large market shares in the mild to moderate asthma market, including Merck & Co., Inc.'s Singulair®, GlaxoSmithKline plc's Advair® and inhaled corticosteroid products. These therapies are also used in combination with, or as add-on therapies to, oral and injectable steroid treatments in the severe asthma market. One product, Xolair®, developed jointly by Novartis AG, Genentech, Inc. and Tanox, Inc., was approved in 2004 for severe allergic asthma. We may also face competition from pharmaceutical companies seeking to develop new drugs for the asthma market. For example, in July 2006, AstraZeneca Co, LLC announced the approval of Symbicort®, a twice-daily asthma therapy combining budesonide, an inhaled corticosteroid, and formoterol, a beta2-agonist, that is expected to compete in the moderate and severe asthma markets. AstraZeneca has stated it expects to launch Symbicort® in mid-2007.

Inhalation Technology

        Our most significant competitors as technology providers are pulmonary drug delivery companies. Skyepharma Plc and Vectura Group Plc are both developing multiple dose dry-powder inhalers. In addition, Ventaira Pharmaceuticals, Inc. is emerging into the field with a liquid based inhaler using an electrical aerosolization system.

        In the United States, the key competitors are Nektar Therapeutics, Aradigm Corporation, Alkermes Inc. and Alexza Pharmaceuticals Inc. The most significant of these, Nektar, is developing several products that apply its proprietary Enhance® multiple-unit dose inhaler that is targeted at the delivery of protein compounds. Nektar developed Exubera, the first inhaled insulin. Its approval in the United States and in Europe may facilitate the broader acceptance of inhaled therapies for systemic treatments.

        Aradigm Corporation has a sophisticated liquid based multiple unit dose inhaler, which is being developed for the administration of insulin via the lungs. Alkermes is using its AIR® technology to develop inhaled insulin. Alexza's most advanced program is a treatment for migraine using its Staccato device, which is currently in clinical trials.

Transmucosal Delivery

        We understand that many companies, including BioDelivery Sciences International Inc., Biovail Corporation and Cephalon Inc., are developing transmucosal formulations, as transmucosal drug delivery is potentially very convenient to use and versatile in terms of application.

Licensing and Development

        On June 20, 2007, we entered into an Exclusive License, Development and Supply Agreement with Janssen Pharmaceutica N.V. (Janssen) with respect to the continuing development and commercialization of Fentanyl TAIFUN®. Janssen and its affiliates are the originators of a fentanyl product that was successfully marketed worldwide as DUROGESIC®, the fentanyl transdermal patch.

        Under the agreement, Janssen has been granted an exclusive license in the field of pulmonary administration to humans of fentanyl and related compounds to certain of our patents, know-how and trademarks to develop, make, use, market, sell, promote and distribute the Fentanyl TAIFUN® metered dose dry-powder inhaler (the Device) containing 30 doses of powder formulation of fentanyl citrate in two separate strengths of 100 and 200 micrograms per dose and any improvements relating thereto (collectively defined in the agreement as the Product) in countries in the European Union, Eastern Europe, Russia and the former Soviet republics, the Middle East, Africa, Sri Lanka and Pakistan (collectively defined in the agreement as the Territory). Janssen may market the Product either directly, through its affiliates, or through sublicensees. For a period of two years after the month following the first commercial sale of the Product within the Territory, Janssen has the right of first negotiation to extend the exclusive license to other territories. Janssen has been granted additional rights with respect to the ability to extend the scope of its license under the agreement.

        We have specifically not reserved any right, beyond our obligations under the agreement, to develop, make, use, market, sell, promote or distribute the Product ourself, directly or indirectly, in the Territory. However, the agreement does not preclude us from developing and manufacturing (i) the Device in the Territory for use by us or third parties in or outside the Territory and (ii) the Product in the Territory for use by us or third parties outside the Territory.

        Under the agreement, ownership of any improvements resulting from the development of the Product will be owned by the party that developed the improvement. In general, an improvement is any change or modification of the characteristics and features of the Product. In the case of improvements made by us or jointly with Janssen, we have agreed to grant Janssen an exclusive, royalty-free and sub-licensable license in the field within the Territory. With respect to improvements made solely by Janssen or jointly with us, Janssen has agreed, if such improvements cannot be used separately from the Product, to grant us a royalty-free, non-exclusive license in the field outside the Territory, as well as for manufacturing and development purposes in the Territory. To the extent that improvements can be used separately from the Product, Janssen has agreed to grant us a royalty-free, non-exclusive license in and outside the field on a worldwide basis, subject to certain limitations.

        We have agreed to collaborate exclusively with Janssen to develop the Product for the initial indication of managing break-through cancer pain; Janssen is responsible for developing any additional indications. We are responsible exclusively for manufacturing and supplying the Product to Janssen or its designees for all territories. The agreement also provides for other development projects relating to Fentanyl TAIFUN®.

        We are responsible for enforcing applicable patent rights relating to the Product within the Territory. In the event the Product is alleged to infringe or constitutes an infringement of intellectual property rights of third parties, subject to certain limitations, in the Territory, we will work with Janssen to develop a strategy that will enable Janssen to continue marketing the Product in the Territory.

        Under the terms of the agreement, we received an initial fee of $10.8 million (€8.0 million) and are entitled to receive:

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  payments aggregating up to $33.6 million (€25.0 million) upon achievement of specified development and regulatory milestones;

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  payments upon achievement of specified commercial sales milestones; and

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  payments of royalty revenues and revenues from the sale of product to Janssen.

        The agreement is for a term expiring upon the last to occur of: (i) 10 years from the date of the first commercial sale of the Product in the Territory, (ii) the expiration of the longest lasting patent owned by us relating to the Product, or (iii) the expiration of the longest lasting regulatory exclusivity period for the Product in the Territory. The term may be extended by Janssen for subsequent two-year periods on the same terms and conditions upon 12 months written notice prior to the expiration of the term.

        The agreement is subject to termination upon the occurrence of standard events, including, but not limited to, bankruptcy, winding-up or an uncured material breach. Under the agreement, each party has provided certain standard representations, warranties and indemnities to the other.

        On December 16, 2004 and October 18, 2005, we entered into certain funding arrangements with Tekes, the Finnish Funding Agency for Technology and Innovation. These arrangements provided for funding grants and loans, payable to us in installments, with respect to inhalation technology development. Tekes provided approximately $1.6 million (€1.1 million) in loans and grants during 2006 and $0.6 million (€0.4 million) in January 2007. No additional funding is anticipated under either of these arrangements. The financing was provided to us on a loan-weighted basis whereby 30% of the funds were provided by way of grants and 70% by way of long-term loans with favorable repayment terms. Each loan bears an interest rate of 1% below the prime rate, but not less than 3%, over a term of eight years and repayments under the loans are payable only at such time as the costs of the underlying development project have been recouped and profits are available.

        On January 20, 2003, LAB Pharma Oy (f/k/a Focus Inhalation Oy) entered into a development and manufacturing agreement with Medifiq Healthcare (f/k/a Perlos Oy) of Finland with respect to the TAIFUN® inhaler. The agreement provides that Medifiq will manufacture inhaler components, as well as assemble, fill and pack the final TAIFUN® products in an integrated operational framework. The agreement also provides that the parties will jointly invest in associated machinery and automated processes. The agreement is terminable by either party on 12 months prior notice, insolvency of either party or 30 days following failure to cure a breach.

        We have entered into licensing and development agreements with SK Chemicals Co. Ltd. in Korea in 2004 and Teikoku Seiyaku Co. Ltd. in Japan in 2005 for the development and registration of Fentanyl TAIFUN® in the South Korean/Chinese (excluding Taiwan and Hong Kong) and Japanese markets, respectively. Under these agreements, we received a signing fee and are entitled to development milestone payments and reimbursements for our development activities. In addition, the licensees will pay us royalties on sales and manufacturing revenues, if any, for supplying the finished product. We will enter into additional licensing and development agreements in other markets for our product candidates as suitable opportunities arise. Information relating to amounts received under these agreements in 2005 and 2006 can be found in Note 5 of Notes to Consolidated Financial Statements included elsewhere in this Prospectus.

        At the academic level, we maintain strong ties with our licensors including:

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  In relation to our GHRH analog technology, L'Université de Montréal and Centre Hospitalier de L'Université de Montréal, Canada, where the product candidate was initially discovered and developed and in-licensed during 2000. We are obligated to pay licensing fees on milestones achieved and royalties, if products subject to this licensing arrangement are commercialized.

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  In relation to the CGRP technology, the University of Sherbrooke, Québec, Canada and the National Jewish Medical Research Center of Denver, Colorado, from which the product candidate was in-licensed and also acquired in connection with our purchase of Seyvika Holding Inc. in 2003. We will be obligated to pay licensing fees on milestones achieved and royalties, if products subject to this licensing arrangement are commercialized.

Pharmaceutical Development and Manufacturing

        Our Pharmaceutical Development and Manufacturing Operations (PharmaOps) is headquartered in Austin, Texas and executes the pharmaceutical development of our proprietary product candidates and platforms. It also provides development, scale-up and manufacturing services for us. Additionally, PharmaOps provides available specialized development services to selected clients and partners. This activity generates additional opportunities for service and manufacturing revenues.

        PharmaOps consists of three key operational areas:

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  Inhalation Technology.  This group is dedicated to the development of formulation technology and devices as required for the delivery of drug substances via inhalation, and is composed of three technology-based teams:

  (i)
  Formulation Technology—staffed with scientists skilled in powder formulation and processing technology and skilled in the development of inhalation-specific formulas including the refinement of such formulas to achieve device-specific modifications.

  (ii)
  Analytics—manned by personnel experienced in the development, validation and industrialization of inhalation-specified methods of analysis.

  (iii)
  Device Technology—composed of engineers, scientists and designers focused on all aspects of inhalation device design, testing, development, and manufacturing.

        The Inhalation Technology group is staffed with PharmaForm personnel possessing inhaled product experience and external hires with inhalation technology backgrounds and supported by our experienced personnel in Turku, Finland.

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  Oral and Transmucosal Technologies.  This group is responsible for all aspects of the development of these product candidates and is staffed primarily with scientists experienced in pre-formulation, small-scale process development, material science, and analytical methods development and validation.

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  Industrial Operations.  This group is primarily responsible for the scale-up, industrialization and commercial sale operation of manufacturing processes. This group oversees the cGMP production facility and analytical laboratories, warehousing and distribution/logistics, stability chambers, supply chain management, facilities maintenance, process scale-up and industrialization, project/equipment engineering, project management, set-up and management of commercial-scale manufacturing, maintenance of all required regulatory permits (DEA/EPA/FDA).

        In addition to the operational groups, PharmaOps includes our regulatory and quality assurance function as well as our quality control group.

        Our PharmaForm drug development and formulation business provides pharmaceutical development and laboratory testing services and pre-commercial manufacturing on a fee-for-service basis to third parties for their products. As such, the manufacturing, distribution, processing, formulation, packaging, storage, and disposal functions are subject to numerous and complicated federal, state, and local governmental regulations including, but not limited to, good laboratory practices, good clinical practices, and good manufacturing practices, and are strictly regulated by FDA, DEA and state governmental agencies.

Fentanyl TAIFUN® Manufacturing Plan

        The Phase III clinical trial supply for Fentanyl TAIFUN® will be manufactured at our facility in Austin, Texas following the transfer of the manufacturing process to Austin in 2007.

        A continuous series of three successful 600g batches will be utilized as the NDA registration batches. Once registration batches are placed on stability, the scale-up to 6kg batch size and the optimization of this scale process will be outsourced.

        The plastic components for the TAIFUN® device are currently produced by Medifiq in low-volume, development moulds. During the industrialization phase of the TAIFUN® program, leading to the production of commercial quantities of the device, the device supply chain will be established with a moulder possessing U.S. manufacturing capabilities. We expect to specify and acquire all moulds, one sub-assembly and one filling line for delivery by mid-2009. All equipment and moulds are expected to be installed and validated by late 2009.

Clinical Operations

        Our Clinical Operations Group supports our product development activities by facilitating timely access in a cost-effective manner to highly competitive clinical patient populations. The worldwide competition for suitable patients, especially in pain trials, requires us to seek greater control over costs and quality in our clinical trials. We expect to establish clinical operations sites in lower-cost countries such as Poland, Moldova and India in the near term to create a controlled environment to perform rapid and efficient drug development.

Intellectual Property

        Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, as well as operate without infringing on the proprietary rights of others and to prevent others from infringing the proprietary rights for our product candidates. We have the primary responsibility for the maintenance of our patents and enforcement of our rights with respect thereto, even where such patents are licensed from third parties.

        Our Fentanyl TAIFUN® product is the subject of four U.S. patents and granted foreign patents in countries, including numerous European states, Australia, Japan, Canada, China and Korea, as well as pending foreign patent applications. The claims of the issued U.S. patents cover aspects of the TAIFUN® inhalation device, including the dispensing unit (vortex chamber) (expires 2012), the dose metering unit (expires 2011), the dessicant system (expires 2015) and the powder processing method (expires 2018); and the fentanyl drug powder and the use of our inhalable fentanyl technology in treating break-through cancer pain are the subject of a pending U.S. application. Elaborations upon our TAIFUN® technology are the subject of pending U.S. and foreign patent applications directed generally to dessicant systems and carrier particles for inhalation. We expect to file related worldwide patent applications during 2007 and 2008.

        Our EDACS™ abuse deterrent technologies are the subject of at least seven pending U.S. patent applications. In the case of these patent applications, we expect to file related worldwide patent applications during the 2007-2008 time period.

        Our GHRH program is the subject of one pending U.S. patent application, and foreign patent applications in regions including Europe, Asia, South America and China. These patent applications are directed to specific analogs of GHRH, including the GHRH analog in Phase II clinical trials described above. Our Barbados subsidiary has an exclusive license to these patent applications from L'Université de Montréal and Centre Hospitalier de l'Université de Montréal. Our rights are exclusive subject to certain teaching and non-commercial research rights retained by the licensors. Under the license agreement, the licensors oversee patent prosecution; we are responsible for payment of all fees and costs related to the licensed patents and applications.

        Our CGRP program is the subject of one issued U.S. patent (expires 2019) and one foreign patent (expires 2021), a pending U.S. patent application, and other pending foreign patent applications. Our Barbados subsidiary has an exclusive license for this technology from University of Sherbrooke and from National Jewish Medical and Research Center. The agreement with the University of Sherbrooke grants our Barbados subsidiary exclusive rights to certain of its CGRP patents and patent applications and the use of calcitonin gene related peptides in the protection and alleviation of asthma and related bronchiospastic pulmonary diseases as described in the licensed patents and patent applications. The University has retained certain non-commercial research rights. Under the agreement, the University oversees patent prosecution with advice from us, and we are responsible for payment of fees and costs related to the preparation, filing, prosecution and maintenance of the licensed patents and applications. The agreement with National Jewish Medical and Research Center (National Jewish) grants our Barbados subsidiary exclusive rights to certain of its CGRP patents and patent applications. This license is subject to certain rights retained by the U.S. government, the sponsor of research from which the licensed intellectual property arose; and National Jewish also retains certain non-commercial research rights. Under the agreement, National Jewish oversees patent prosecution with advice from us, and we are responsible for payment of fees and costs related to the preparation, filing, prosecution and maintenance of the licensed patents and applications.

        Our PHARMAFILM™ technology is the subject of one issued U.S. patent (expiring in 2020 and co-owned by the University of Texas and the University of Mississippi) and one pending international patent application by us. One of our subsidiaries has license rights to the issued U.S. patent.

        Individual patents have terms of protection depending on the laws of the countries in which the applications are made. Generally, patents issued in the United States are effective for 20 years from the earliest non-provisional filing date, if the application from which the patent issues was filed on or after June 8, 1995. Otherwise, the term is the longer of 17 years from the issue date and 20 years from the earliest non-provisional filing date. The duration of patent terms for non-U.S. patents is typically 20 years from the earliest corresponding national or international filing date. Patent term extensions, specifically to make up for regulatory delays, are available in the United States, Europe, and Japan, and are under review in some other jurisdictions. Although we believe that our product candidates will meet the criteria for patent term extensions, there can be no assurance that we will obtain such extensions. We expect that the currently pending patent applications in our worldwide patent estate, should one or more mature into a patent, would provide patent protection for our product candidates through at least 2023 without the benefit of extensions.

        Our primary trademarks are TAIFUN®, AKELA PHARMA™, and the AKELA PHARMA™ design logo. Our subsidiaries have registered the TAIFUN® mark in the United States, Canada, Australia, New Zealand and in several European countries, including Austria, the Benelux countries, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland and the United Kingdom. We have pending trademark applications in Canada for AKELA PHARMA™ and the AKELA PHARMA™ design logo. We and our subsidiaries own trademark registrations for various other marks, primarily in the United States and Canada, including JETHALER™ (Canada), LABHALER® (U.S., Canada and Europe), L.A.B. PHARMACOLOGICAL RESEARCH INTERNATIONAL INC. (Canada), the LAB design logo (Canada and Europe), PHARMAFORM® (U.S.) and LURUX™ (Finland). We and our subsidiaries also have several other pending trademark applications in the United States and Canada including CURECAP™ (Canada), EDACS™ (U.S. and Canada), PF design (U.S.), and PHARMAFILM™ (Canada).

Regulatory Matters

        The pharmaceutical industry is regulated by the FDA in the United States and by corresponding regulatory authorities in foreign jurisdictions. Regulation by governmental authorities in the United States and other countries will be a significant factor in the development, production, and marketing of our product candidates and our ongoing R&D activities. All of our product candidates require rigorous preclinical and clinical testing and regulatory approval by government agencies prior to commercialization and are subject to pervasive and continuing regulation upon approval. The lengthy process of seeking approval and the subsequent compliance with applicable statutes and regulations, if approval is obtained, is very costly and requires the expenditure of substantial resources.

        These agencies and other federal, state and local entities regulate research and development activities and the testing, approval, manufacture, quality control, safety, effectiveness, packaging, labeling, storage, recordkeeping, distributing, advertising and promotion of our product candidates. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market, or other enforcement actions.

        In the United States, the FDA regulates therapeutic drug products under the Federal Food, Drug, and Cosmetic Act (FFDCA), and the Public Health Service Act, as amended, and the regulations promulgated thereunder. The process required by the FDA before our drug and biologic product candidates may be marketed in the United States generally involves the following steps:

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  completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies primarily performed in accordance with FDA's current Good Laboratory Practice, regulations to ensure the quality and integrity of the safety data;

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  submission to the FDA's Center for Drug Evaluation and Research (CDER), or the Center for Biologics Evaluation and Research (CBER), of an investigational new drug application, or IND, which must become effective before human clinical trials may begin. The IND contains the plan for the clinical trials. FDA specialists carefully review the IND application to determine whether there are any flaws in the initial studies and whether the overall development plan is feasible;

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  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication, as approved by an institutional review board, or IRB, that assesses human subject protections;

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  submission to the FDA of an NDA or a BLA;

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  satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product is produced to assess compliance with cGMP regulations; and

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  FDA review and approval of the NDA or BLA prior to any commercial marketing, sale or shipment of the drug or biologic.

        The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

        Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as animal studies (to evaluate potential safety and efficacy). Violations of the regulations related to these activities can, in some cases, lead to invalidation of the studies, requiring them to be replicated as well as other regulatory actions against us, our employees and the study investigator(s).

        The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND to the FDA. Typically an IND requires a three-phase human-clinical testing program which itself is subject to numerous laws and regulatory requirements, including adequate monitoring, reporting, recordkeeping, and informed consent. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trials, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trials can begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development.

        Also, an IRB for each medical center or clinical study site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center or site and it conducts additional reviews of the clinical trial until completed. An IRB is a separate board of scientists, physicians, and nurses (or other pharmaceutical industry stakeholders) who are not associated with the clinical trial. Once approved by the board, the clinical trial's human subject protections procedures and safety-related information are given a formal review each year, or other interval, depending on the length of the clinical trial.

        The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP regulations, including regulations for informed consent.

Clinical Trials

        The human clinical trials that are conducted pursuant to an IND and included in the NDA or BLA are typically done in four sequential phases, which may overlap:

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  Phase I Clinical Trials.  Trials are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

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  Phase II Clinical Trials.  Trials are generally conducted in the intended patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product candidate for the specific targeted indications and to determine dose tolerance and optimal dosage.

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  Phase III Clinical Trials.  These are commonly referred to as pivotal or registration trials, when designed to provide the principal basis for approval. When Phase II clinical trials demonstrate that a dose range of the product candidate is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

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  Phase IV Clinical Trials.  In some cases, the FDA may condition approval of an NDA or a BLA for a product candidate on the sponsor's agreement to conduct additional clinical trials to further assess the drug's safety and effectiveness after NDA or BLA approval. Such post-approval trials are typically referred to as Phase IV clinical trials.

        The time and expense required to perform clinical testing can vary and is substantial. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Additionally, clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated, suspended, or terminated (e.g., if side effects become too severe, the clinical trial may be cancelled). In addition, clinical results may be affected by third-party actions that are outside of our control, including patients, investigators, CROs, IRBs, DSMBs, and government regulators.

New Drug Applications and Biologics License Applications

        The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA or BLA, depending upon whether the therapeutic product is regulated as a drug or biologic, for marketing and commercial shipment approval. Section 505 of the FFDCA describes three types of new drug applications: (i) an application that contains full reports of investigations of safety and effectiveness (section 505(b)(1)); (ii) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference (section 505(b)(2)); and (iii) an application that contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product (section 505(j)). We expect to seek FDA approval of our product candidates via the 505(b)(2) NDA route, although the FDA could in certain circumstances require that we file a 505(b)(1) NDA. We do not expect to seek product candidate approval via the 505(j) route for abbreviated new drug applications for generic drugs.

        Although the 505(b)(1) and 505(b)(2) NDAs must meet the same standards for approval, they differ in the source of information that supports the product candidate's safety and effectiveness, the patent certification requirements, bioavailability or bioequivalence evidence, marketing exclusivity bars, and processing within the FDA. A 505(b)(2) NDA is one for which one or more of the investigations relied upon by the applicant for approval "were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted" (21 U.S.C. 355(b)(2)). In other words, Section 505(b)(2) of the FFDCA permits reliance for new drug approvals on published literature or on an Agency finding of safety and effectiveness for a previously approved drug product. This statutory provision expressly permits the FDA to rely, for approval of an NDA, on data not developed by the applicant. Because the 505(b)(2) NDA applicant is not required to develop all of its own data, the product research and development process may be shorter and less expensive as compared to the 505(b)(1) NDA. For example, for a well-known chemical compound, the 505(b)(2) NDA applicant may not be required to develop preclinical animal data or extensive clinical safety data in humans. However, it is within the FDA's scientific discretion to require an animal study program or extensive human clinical study program even for a 505(b)(2) NDA. In addition, a 505(b)(2) NDA must include an identification of those portions of the application that rely on information the applicant does not own or to which the applicant does not have a right of reference, an identification of any and all listed drugs that will be referenced in the application, a bioavailability and bioequivalence study comparing the proposed product to the listed drug, and any other studies necessary to support the proposed product's change or modification from the listed drug.

        Unlike a 505(b)(1) NDA for which the sponsor has conducted or obtained a right of reference to all the data essential to approval, the filing or approval of a 505(b)(2) NDA may be delayed due to patent or exclusivity protections covering an approved product. Section 505(b)(2) applications must include patent certifications on any patents listed with the FDA that pertain to the listed drug and must provide notice of certain patent certifications to the NDA holder and patent owner.

        A 505(b)(2) application may itself be granted three years of marketing exclusivity if one or more of the clinical investigations, other than bioavailability and bioequivalence studies, was essential to approval of the application and was conducted or sponsored by the applicant. A 505(b)(2) application may also be granted five years of marketing exclusivity if it is for a new chemical entity, and may be eligible for orphan drug exclusivity or pediatric exclusivity. A 505(b)(2) application must contain information on any patents claiming the drug or its method of use. NDA and BLA applications must also contain extensive manufacturing information. With certain limited exceptions, submission of an application with clinical data requires payment of a user fee (for fiscal year 2007, $896,200). We anticipate that our applications will require payment of a use fee. Once the application has been accepted for filing, the FDA targets 10 months to review the application and respond to the applicant. This 10-month review time from the date of the receipt of the application is in accordance with the performance goals related to the Prescription Drug User Fee Act. However, the review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. There is no statutory limit to the time for which the FDA may continue to extend the review process.

        The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaborators interpret data. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the end product reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the safety effects of approved products which have been commercialized, and the FDA can try to prevent or limit further marketing of a product based on the results of these post-marketing programs or other information.

        We cannot be certain that the FDA or other regulatory agencies will approve any of our product candidates on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. We cannot take any action to market a new drug or biologic product in the United States until our marketing application has been approved. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications or uses. Delays in obtaining, or failures to obtain regulatory approvals would have a materially adverse effect on our business. We will also be required to obtain separate approval for the use of any products for indications other than those initially approved, which may require the conduct of additional preclinical studies or clinical trials. In addition, side effects or adverse events that are reported during clinical trials can delay, impede, or prevent marketing approval. Similarly, adverse events that are reported after marketing approval can result in additional limitations being placed on the product's use and, potentially, withdrawal of the product from the market. Any adverse event, either before or after marketing approval, can result in product liability claims against us.

        In addition to regulating human clinical trials and the marketing of drugs and biologics, the FDA regulates and inspects equipment, facilities, laboratories, and processes used in the manufacturing and testing of such products prior to providing approval to market a product. If after receiving FDA approval we make a material change in manufacturing equipment, location or process, additional regulatory review and approval may be required.

Fast-Track

        Fast-track products are those products intended for the treatment of a serious or life-threatening condition and which demonstrate the potential to address unmet medical needs for such conditions. If fast-track designation is obtained, the FDA may initiate review of sections of an NDA before the application is complete. This "rolling review" is available if the applicant provides and the FDA approves a schedule for the remaining information. Fast-track designation also makes a product eligible for accelerated approval under FDA regulations, that is, the product may be approved on the basis of either a clinical objective or a surrogate objective that is reasonably likely to predict clinical benefit. Approvals of this kind typically include requirements for appropriate post-approval Phase IV clinical trials to validate the surrogate objective or otherwise confirm the effect of the clinical objective. Our product candidates may be eligible for "priority review," if we can demonstrate that they offer major advances in treatment, or provide treatment where no adequate therapy exists. Priority review can apply both to drugs that are used to treat serious diseases, and to drugs for less serious illnesses. FDA's goal for completing a priority review is six months. Because we are studying our product candidates for the treatment of serious and life-threatening conditions, we regularly assess the potential for using these programs. However, there can be no assurance that any of our product candidates in development will receive fast-track designation, be eligible for accelerated approval, or qualify for priority review and thereby will be reviewed or approved more expeditiously than would otherwise have been the case.

Special Protocol Assessment and Agreement

        In the United States, certain clinical trial protocols can be submitted to the FDA for Special Protocol Assessment (SPA). Under an SPA, we can reach an agreement with the FDA on the design and size of a clinical trial. This agreement is in writing and cannot be changed after the clinical trial begins except: (i) with written agreement between us and the FDA; or (ii) if the director of the FDA reviewing division determines that "a substantial scientific issue essential to determining the safety or effectiveness of the drug" was identified after testing began. This SPA agreement, however, will not apply to approvals outside the United States. We may submit one or more of our protocols to the FDA for SPA in the future.

Other Regulatory Requirements

        Any products manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to pervasive and continuing regulation and inspection by the FDA, including requirements related to recordkeeping and reporting sampling and distribution, manufacturing or labeling changes, and promotion and advertising. Adverse experiences with the product that are known by us must be reported to the FDA in a timely fashion and pharmacovigilance programs to proactively look for these adverse events may be mandated by the FDA. Manufacturers of drugs and biologics, and their subcontractors, are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, recalls, suspension of manufacturing, import or export restrictions, revocation of marketing licenses, seizure of product, injunctive action or possible civil or criminal sanctions.

        The FDA closely regulates the labeling, post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, comparisons to competing products off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Drugs and biologics may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA or BLA, which may require us to develop additional data or conduct additional preclinical studies and clinical trials. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. The FDA does, however, impose stringent restrictions on manufacturers' communications regarding off-label use.

        In addition to the FDA, our products may be strictly regulated by the DEA. The DEA closely regulates those drugs that are defined as controlled substances or listed chemicals by the Controlled Substances Act or its amendments and implementing regulations. Under U.S. federal law, a person, including an individual or corporation, who manufactures, distributes, dispenses, imports, or exports any controlled substance, or who proposes to engage in these activities, must register with the DEA, unless exempt. In addition, manufacturers are subject to DEA-established procurement, production, and manufacturing quotas. Registrants must comply with a series of regulatory requirements, and have detailed procedures in place, relating to drug labeling, packaging, security, shipment and disposal; customer, clinical investigator, or other shipee licensure; employee limitations and controls; transaction reporting; records accountability; inventory maintenance; and diversion control procedures. Although we have taken steps to ensure compliance with DEA requirements, including DEA registration and licensure, we cannot guarantee that DEA will determine that our activities comply with current or future DEA regulations. The DEA has the authority to enter and inspect our facilities at any time.

        We and our product candidates are subject to a variety of other federal and state laws and regulations which may hinder our ability to market our product candidates or products. Some examples include those relating to safe working conditions, manufacturing practices, environmental protection, import and export controls, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with these laws and regulations.

        The regulatory framework under which we operate will inevitably change in light of scientific, economic, demographic, and policy developments. Additional government regulation may be enacted which could delay regulatory approval of our product candidates. We cannot predict the likelihood, nature, or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad, and such changes may have a material adverse effect on our business.

Marketing Exclusivity

        Our product candidates may be eligible for FDA-administered grants of marketing exclusivity that would block competition for the same product in the United States for a period of time. These periods of marketing exclusivity may last five years for a "new chemical entity" or three years for a product that is approved on the basis of essential, new clinical studies. During a period of marketing exclusivity, the FDA is prohibited by statute from accepting for review any abbreviated new drug applications (ANDAs) for a generic version of our product, or a 505(b)(2) NDA that references our approved product. The new chemical entity exclusivity is reduced to four years if the ANDA or 505(b)(2) application contains a certification of patent invalidity or non-infringement. Marketing exclusivity does not prevent the FDA from approving a future competitor's full 505(b)(1) NDA for the same product. We may be able to extend our marketing exclusivity by conducting pediatric clinical studies. Pediatric studies are conducted in response to a written request from the FDA to determine if the use of the drug could have meaningful health benefits in the pediatric population. Pediatric exclusivity attaches a period of six months to a drug's existing exclusivity and patent protections. A drug may qualify for a second six-month period in response to a second written request, but only if the response is a supplement for a new use (such as, a new pediatric population). We cannot predict whether our product candidates would be eligible for, or granted, marketing exclusivity in the future.

        Similarly, if we seek approval of a product candidate on the basis of a 505(b)(2) NDA, wherein we reference a third party's approved drug, then our filing of and FDA approval of our product candidate's application may be delayed by that third party's existing marketing exclusivity. If that occurred, FDA would not grant approval of our application until the third party's marketing exclusivity expired. In addition, near to the expiration of the third party's marketing exclusivity, the third party may seek to extend its marketing exclusivity by conducting pediatric clinical studies and obtaining the FDA's grant of up to two periods of six-month pediatric exclusivity. We cannot predict whether our product candidate application approvals would be delayed by a third party's marketing exclusivity period.

International Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates. Whether or not we obtain FDA approval for a product candidate, we must obtain approval for product candidates by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product candidate in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. We may incur significant costs to comply with these laws and regulations now or in the future.

        Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or a mutual recognition or a decentralized procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union Member States. Use of the centralized procedure is mandatory for drugs developed by means of certain biotechnological processes; drugs containing a new active substance, if the substance has not been authorized in the Community before November 20, 2005, and the therapeutic indication is AIDS, cancer, neurodegenerative disorder, diabetes and orphan drugs. It is optional for new active substances or products that constitute a significant therapeutic, scientific, or technical innovation, or if the granting of a single authorization is in the interest of patients; and for generic or similar biological products. The mutual recognition procedure provides for recognition by the European Union Member States of an approval granted by one Member State, the reference Member State. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining Member States, and the reference Member State provides the assessment report together with the approved summary of product characteristics, labeling, and package leaflet to the other Member States. Within 90 days of receiving the applications and assessment report, each Member State must decide whether to recognize approval. The decentralized procedure is used in order to obtain marketing authorizations in several Member States where the product in question has not yet received a marketing authorization in any Member State. The applicant must submit an application to each Member State where a marketing authorization is sought, and one Member State will act as the reference Member State and prepare a draft assessment report on the product. The concerned Member States have 90 days to approve the draft assessment report, labeling and package leaflet.

        In Canada, applications for marketing authorizations are submitted to Health Canada, which is a centralized regulatory body overseeing prescription drug approvals for all of Canada. At present, Health Canada targets 355 days for application review and approvals. Once approved, the sponsor has the right to sell the drug in Canada; however, placement on the reimbursement formularies to qualify for reimbursement under provincial public drug plans in the various Canadian provinces may take an unspecified amount of time and, in any event, may be denied by the provincial authority.

        In addition to regulations in the United States, Europe and Canada, we will be subject to a variety of foreign regulations governing clinical trials, product approval, manufacturing, labeling, reporting, recordkeeping and commercial distribution of our future product candidates. Failure to substantially comply with these ongoing requirements could lead to government action against us, the product, and our representatives.

Third-Party Reimbursement

        Sales of pharmaceutical products depend in significant part on the availability of coverage and adequate reimbursement from government and other third-party payors, including the Medicare and Medicaid programs. Third-party payors are increasingly challenging the pricing of pharmaceutical products and may not consider our product candidates cost effective or may not provide coverage of and adequate reimbursement for our product candidates, in whole or in part. In the United States, there have been, and we expect there will continue to be, legislative and regulatory proposals to change the health care system in ways that could significantly affect our business. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (MMA) established, among other things, a major expansion of the prescription drug benefit under Medicare Part D which went into effect on January 1, 2006 and changed reimbursement for certain oncology drugs under existing benefits. It is not clear what effect the MMA will have on the prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006. Government payment for some of the costs of prescription drugs may increase demand for product candidates for which we receive marketing approval. However, any negotiated prices for our product candidates covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while the MMA only applies to drug benefits for Medicare beneficiaries, private payors may follow Medicare coverage policy and payment limitations in setting their own payment rates.

        Third-party payors are increasingly challenging established prices and new products that are more expensive than existing treatments may have difficulty finding ready acceptance unless there is a clear therapeutic benefit. We cannot assure you that any of our product candidates will be considered cost effective or that reimbursement will be available sufficient to allow us to sell them competitively and profitably.

United States Anti-Kickback and False Claims Laws

        We are also subject to various federal, state, and international laws pertaining to health care "fraud and abuse," including anti-kickback and false claims laws. The federal Anti-Kickback Law makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. The federal government has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Law. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Law, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Law will be pursued. Violations of the law are punishable by up to five years in prison, criminal fines, administrative civil money penalties, and exclusion from participation in federal healthcare programs.

        Many states have adopted laws similar to the federal Anti-Kickback Law. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any source, not only the Medicare and Medicaid programs. Due to the breadth of these laws, and the potential for additional legal or regulatory change addressing some of our practices, it is possible that our sales and marketing practices or our relationships with physicians might be challenged under anti-kickback laws, which could harm us. In anticipation of commercializing a product candidate that may be reimbursed under a federal healthcare program and other governmental healthcare programs, we will be required to develop a comprehensive compliance program that will seek to establish internal controls to facilitate adherence to the rules and program requirements to which we may be or may become subject.

        False claims laws prohibit anyone from knowingly presenting, or causing to be presented, for payment to third-party payors (including Medicare and Medicaid) claims for reimbursed items or services, including drugs, that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, when and if we have any, the reporting of Medicaid rebate information and other information affecting federal, state and third-party reimbursement of such products, and the sale and marketing of such products, are subject to scrutiny under these laws. In addition, pharmaceutical companies have been prosecuted under the federal False Claims Act in connection with their off-label promotion of drugs.

        Suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individuals (known as "relators" or, more commonly, as "whistleblowers") may share in the amounts paid by the entity to the government in fines or settlement. Penalties for a violation include three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,000 and $10,000 for each separate false claim. In addition, certain states have enacted laws modeled after the federal False Claims Act. If the government were to allege that we were or our partners were, or convict us or our partners of, violating these false claims laws, we could be harmed, be subject to a substantial fine and suffer a decline in our stock price. In addition, the federal government enacted the Deficit Reduction Act of 2005 (DRA) which encourages states to enact state versions of the False Claims Act that establish liability to the state for false and fraudulent Medicaid claims and that provide for, among other things, claims to be filed by qui tam relators. To date, two states, Hawaii and Virginia, have enacted state laws that the Office of the Inspector General (OIG) has approved as meeting the requirements pursuant to the DRA, but it is likely that more states will enact such laws and receive OIG approval.

        Even an unsuccessful challenge could cause adverse publicity, be costly to respond to and have a materially adverse effect on our business, results of operations, and financial condition. We will consult counsel concerning potential application of these and other laws to our business and will make good faith efforts to comply with them. However, given their broad reach and the increasing attention given by law enforcement authorities, we cannot assure you that some of our activities will not be challenged or deemed to violate some of these laws.

Information Privacy and Security Laws and Regulations

        Some of the information we obtain and retain may be subject to various state and federal laws including the federal Health Insurance Portability and Accountability Act (HIPAA) regulations governing the privacy and security of individually identifiable health information. HIPAA mandates, among other things, the adoption of standards with respect to the confidentiality and security of the health information and will require ongoing surveillance to ensure compliance. Sanctions for failure to comply with HIPAA include civil penalties of $100 per violation, up to $25,000 per violation per year, and criminal penalties of up to $250,000 and 10 years imprisonment.

Insurance

        We maintain director and officer insurance, key person insurance for certain individuals, general liability insurance for each of our facilities, including those that use hazardous materials, and liability insurance for our clinical trials. We intend to expand our insurance coverage to include product liability insurance with respect to the sale of commercial products if marketing approval is obtained for any of our product candidates.

Employees

        We have approximately 130 employees, substantially all of whom are full-time. Our clinical, regulatory affairs, business development, administration, accounting and finance activities are located in our Austin, Texas facility. Most of our employees from our offices in Saint-Laurent, Québec, Canada and certain of our employees from our facility in Turku, Finland will relocate to our Austin, Texas facility prior to October 31, 2007.

        All of our employees have entered into non-disclosure agreements with us regarding our intellectual property, trade secrets and other confidential information. None of our employees are represented by a labor union or covered by a collective bargaining agreement, nor have we experienced any work stoppages. We believe that we maintain satisfactory relations with our employees.

        We intend to staff clinical studies for our product candidates as well as discovery and development activities for our early stage product candidates through arrangements with CROs. Under these arrangements, our contract researchers will be responsible for employing or otherwise contracting sufficient researchers and other clinical personnel having the requisite level of experience to perform services for our benefit. These contract researchers will be responsible for paying the salaries for such personnel, as well as making the required tax withholdings under applicable law.

        From time to time, we also use outside consultants to provide advice on our clinical development plans, research programs and potential acquisitions of new technologies.

Facilities

        We have business offices located in Austin, Texas, Saint-Laurent, Québec, Canada, Turku, Finland, and Christ Church, Barbados. In our Austin, Texas office, we lease approximately 41,995 square feet, currently at a basic rent of approximately $347,078 per annum plus additional occupancy charges determined on an annual basis. This lease expires on December 31, 2009. In our Saint-Laurent office, we lease approximately 3,790 square feet, at a base rent of approximately C$36,952 per annum, plus occupancy costs and other rents of approximately C$51,632 per annum. This lease expires on December 31, 2008 with an option to renew the lease for a further term of two years.

Legal Proceedings

        In February 2007, we initiated an Opposition proceeding before the European Patent Office to challenge a European patent granted to an unrelated third party. This granted European patent contains claims directed to an inhalation device that could be asserted against our TAIFUN® inhalation device. We initiated the Opposition proceeding in order to challenge this granted patent in view of certain prior art references not previously considered by the European Patent Office during the procurement process. An Opposition is an administrative inter partes proceeding, the outcome of which is appealable. Based on the advice and analysis of our European Patent Attorney, we reasonably believe that the outcome of this Opposition proceeding will be favorable to us; either the granted European patent will likely be withdrawn in its entirety or the claims that survive the Opposition likely will not correspond to our TAIFUN® inhalation device. However, an unfavorable outcome may adversely affect our ability to commercialize products utilizing our TAIFUN® inhalation device in Europe. We are also aware of a counterpart patent that has issued in the United States. However, we reasonably believe that the claims of this U.S. patent, which are not the same as those in the European patent, do not cover our TAIFUN® inhalation device and that our device should not be found to infringe the claims of this U.S. patent. We are not involved in any other legal proceedings that are material.

        From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

History and Development

Our History

        We started as LAB Gesellschaft für pharmakologische Untersuchungen GmbH, a contract research organization (CRO) established by Dr. Halvor Jaeger in Germany in 1979. We opened our first North American operation in 1982 in New Jersey and our first Canadian operation in Vaudreuil (near Montreal), Québec in 1992. In 1996, the German operations were sold and its former subsidiary in Canada became the headquarters. The clinical CRO business was sold in 1999, and from 1999 to 2002, we focused on increasing its preclinical CRO operations.

        On May 9, 2002, then known as LAB International Holdings, Inc. (LAB Holdings), we went public by way of a reverse take-over transaction and became listed on the Toronto Stock Exchange. Our name was changed to LAB International Inc. The objective of the reverse take-over was to facilitate the growth of our CRO activities as well as to enable us to start developing our own pipeline of therapeutic products. Over the next five years, we completed a number of private placements and acquisitions to grow our pipeline and CRO activities. In June 2007, our name was changed to Akela Pharma Inc.

Corporate Reorganization and Sale of Contract Research Organization Business

        As a result of various acquisitions, we operated two distinct business units, Pharma and Contract Research. The Pharma business was developing and manufacturing novel inhalation therapeutic products and consisted of three separate wholly-owned subsidiaries in Finland, Barbados, and Canada. The Contract Research business engaged in provided CRO services to the pharmaceutical and biotechnology industry. It consisted of four separate wholly-owned subsidiaries in Canada, Hungary, Denmark, and California. This business model was unique in the pharmaceutical industry and was based upon using our ongoing access to the capital generated by Contract Research to fund the development of novel therapeutics for the inhalation market by Pharma.

        On May 24, 2006, we incorporated LRI. Between June 30, 2006 and August 3, 2006, we effected a corporate reorganization to facilitate the public offering of the Contract Research business. Between August and November 2006, we sold all of our holdings in LRI.

Acquisition of PharmaForm

        On January 25, 2007, we completed the acquisition of PharmaForm. On closing, we paid to the sellers of PharmaForm $7.5 million in cash and $4,379,000 by issuing 862,791 common shares at an ascribed value of $5.075 per share. The ascribed value per share was equal to C$5.75477 (being the weighted average trading price of the common shares on the Toronto Stock Exchange for the 10 trading days ended October 24, 2006 (Closing Value) which preceded the first public announcement of the transaction, converted into U.S. dollars based on the average exchange rate during the same period). Additional payments are required to be made to the PharmaForm Vendors. For a detailed discussion, see "Management's Discussions and Analysis of Financial Condition and Operating Results—Liquidity and Capital Resources."

General Information

        Our registered office is at 3333 Côte-Vertu, Suite 710, Saint-Laurent, Québec, Canada H4R 2N1. Our telephone number is (514) 315-3330 and our facsimile number is (514) 315-3325. Our principal place of business and agent for service of process in the United States is Akela Pharma Inc., 11400 Burnet Road, Suite 4010, Austin, TX 78758, telephone number (512) 834-0449. We also maintain a website at www.akelapharma.com. The information contained in, or that can be assessed through, our website is not a part of this prospectus.

MANAGEMENT

Directors and Executive Officers

Directors

        The following table sets forth, for each of our directors, his name, place of residence, age, principal occupation and the period during which he has served as a director of our Company. Each director holds office until the next annual meeting or until his successor is elected or appointed. The Canada Business Corporations Act requires that at least 25% of our directors are Canadian residents.

Name and Principal Residence	Age	Principal Occupation	Director Since
Dr. Peter Barrett(1)(2) Waltham, Massachusetts	54	Partner, Atlas Venture, investment fund manager	December 2005
Yves Glaude(2)(5)(6) Beaconsfield, Quebec	48	Chief Financial Officer, SolVision, Inc., automated visual inspection equipment manufacturer	June 2007
Dr. Hans-Rainer Hoffmann(1)(2) Neuwied, Germany	58	Chairman, LTS Lohmann Therapie-Systeme AG, transdermal products manufacturer	May 2002
Dr. Halvor Jaeger(7) Christ Church, Barbados	62	Chief Executive Officer of the Corporation	May 2005
Dr. Günter Knorr(3)(4) Munich, Germany	58	Partner, Knorr Rechtsanwaelte AG, law firm	May 2002
Rolf Reininghaus(1)(2)(5)(6) Toronto, Ontario	61	Business Development Consultant	June 2006
Dr. Maurice St. Jacques(2)(4)(5)(6)(7) Brossard, Québec	66	Professor, (Retired) and former Vice President Research, University of Montreal	May 2002
Robert O. Williams, III, Ph.D(4)(7) Austin, Texas	50	Professor of Pharmaceutics, University of Texas at Austin	January 2007

(1)
Member of Compensation Committee

(2)
Independent Director

(3)
Chairman of the Board

(4)
Member of Corporate Governance Committee

(5)
Member of Audit Committee

(6)
Member of Nominating Committee

(7)
Member of Scientific Committee

        Peter Barrett, Director.    Peter Barrett, Ph.D. has served as a Partner of Atlas Venture, a venture capital firm, since January 2002. From August 1998 to December 2001, he served as Executive Vice President and Chief Business Officer of Celera Genomics, a biopharmaceutical company, which he co-founded. Dr. Barrett is a member of the board of directors of Momenta Pharmaceuticals, Inc,. Helicos BioSciences Corporation and a number of privately-held companies. He is also the President of the Autism Consortium Board of Directors and is Vice Chairman of the Advisory Council of the Barnett Institute of Chemical and Biological Analysis at Northeastern University. Dr. Barrett received his B.S. in Chemistry from Lowell Technological Institute (now known as the University of Massachusetts,

Lowell) and his Ph.D. in Analytical Chemistry from Northeastern University. He also completed Harvard Business School's Management Development Program.

        Yves Glaude, Director.    Mr. Glaude received the designation of Chartered Accountant from the University of Montreal in 1982. Over the last 11 years, Mr. Glaude has served in various senior management positions in the pharmaceutical development, contract research and high-technology industries. Since 2006, Mr. Glaude has been Chief Financial Officer of SolVision, Inc., a designer and manufacturer of high-performance automated visual inspection equipment for the microelectronics industry. Mr. Glaude served as Vice President Finance for MDS Pharma Services in Montreal from 2001 to 2005.

        Hans-Rainer Hoffmann, Ph.D., Director.    Dr. Hoffmann has been a scientist and manager in the pharmaceutical industry for over 20 years. He received his Ph.D. in Medicinal Chemistry from the Philipps-University of Marburg, Germany. A pioneer in transdermal drug delivery, Dr. Hoffmann served as Vice President, Managing Director of LTS Lohmann Therapy Systems until December 2005. LTS Lohmann Therapy Systems is the largest manufacturer of transdermal products in the world. Presently an Adjunct Professor at the University of Rhode Island, Dr. Hoffmann is the inventor or co-inventor on more than 40 patents and co-author of the new edition of "Pharmazeutische Technologie." Dr. Hoffmann is Chairman of the Executive Board of LTS Lohmann Therapie-Systeme AG, Chairman of the Supervisory Board of ECS Environment Care Systems GmbH, and Chairman of the Supervisory Board of SCS Skin Care Systems GmbH.

        Halvor Jaeger, M.D., F.C.P., Director and Chief Executive Officer.    After receiving an M.D. degree from the University of Ulm in Germany in 1976, Dr. Jaeger started a scientific career at this university. In 1979, he founded LAB Holdings and as its CEO developed it as of one of the leading CROs in Germany. In addition, he lectured in pharmacology for several years. After selling the German operations in 1995 to a worldwide provider of pharmaceutical services, he relocated its operations to Canada. In 1998, he sold the Phase I/Bioanalytical business to a Toronto-based public company, and the pharmaceutical arm to a French company. In 2002, LAB Holdings became a public company as a result of a reverse takeover transaction. The aim of the public company was to develop products with funds generated through its CRO business. Dr. Jaeger has written and collaborated on over 100 scientific publications. He acted as Expert Agréé for the French Health Authorities in pharmacokinetics. In 1996, he was appointed Fellow of the American College of Clinical Pharmacology.

        Günter Knorr, Chairman of the Board.    Dr. Knorr has practiced law in Germany since 1975. For more than 20 years, he has provided legal and business advice in contract research and development of pharmaceutical products, acting as counsel to German, Swiss and American companies. He has also acted on advisory boards of German information technology companies and was involved in the publication of commentary to the German Drug Act in 2001. Dr. Knorr's law office has represented us in Europe since our inception.

        Rolf Reininghaus, Director.    Mr. Reininghaus graduated from the business program at the Swiss Mercantile School in London, England in 1971. He relocated to Toronto, Canada to begin his career in retail management. In 1976, Mr. Reininghaus began working in the pharmaceutical industry holding positions in sales and marketing management with companies such as USV Canada Inc. (then a division of Revlon Health Care), ICI Pharma Canada (currently AstraZeneca) and Miles Pharmaceuticals Canada, a division of Bayer AG. In 1987, Mr. Reininghaus co-founded a company that has become known as Biovail Corporation (Biovail). He held a number of senior executive positions at Biovail and was appointed to the board of directors in 1994. He served as Senior Vice President of Biovail since its inception, and from 1997 to 1999, he served as the President of Biovail Pharmaceuticals, a subsidiary of Biovail. In 2000, Mr. Reininghaus served as President of Biovail Ventures, a division of Biovail, and he concurrently served as Senior Vice President, Corporate and

Strategic Development of Biovail. Mr. Reininghaus retired from Biovail in March 2005 and relinquished his board seat in June 2005.

        Maurice St. Jacques, Ph.D., Director.    Professor St. Jacques received a B.Sc. from the University of Ottawa and a Ph.D. (Chemistry-NMR) from the University of California at Los Angeles. He is presently a Professor in the University of Montreal Chemistry Department, and has also served as Chairman of the Chemistry Department, Vice-Dean of the Faculty of Graduate Studies, Associate Vice-Rector for Research and Vice-Rector for Research and Planning. Professor St. Jacques was responsible for setting up the Office of University Industry Liaison, and he has been a Board Member of many interdisciplinary research centers. Throughout his career, he has been involved in the financial planning and management of various public and private research based initiatives. He retired from the University of Montreal at the end of 2006.

        Robert O. Williams, III, Ph.D., Director.    Dr. Williams received his B.Sc. in Biology from Texas A&M University in 1979 and in 1986 earned his Ph.D. in Pharmaceutics from the University of Texas at Austin. After earning his Ph.D., Dr. Williams served as an executive at various pharmaceutical companies before joining the faculty of the pharmaceutics department of the University of Texas at Austin, where he has instructed since 1995. Dr. Williams has authored and co-authored hundreds of articles and abstracts in the pharmaceuticals sciences area. In addition to his academic responsibilities, Dr. Williams served as the President of PharmaForm from 1996 through 2006 and serves as a consultant to us on intellectual property matters.

Executive Officers

        The following table sets forth, for each of our executive officers, his or her name, municipality of residence, age, and position(s) held with us.

Name and Principal Residence	Age	Position(s) Held
Dr. Halvor Jaeger, MD Christ Church, Barbados	62	Chief Executive Officer
Stephen Lermer Austin, Texas	50	Senior Vice President, Manufacturing; President, LAB Finland and PharmaForm
Andrew Reiter CA(1) Austin, Texas	45	Chief Financial Officer
Josef Bossart Ph.D. Austin, Texas	55	Senior Vice President, Business Development
Dr. Taneli Jouhikainen(2) Austin, Texas	41	Senior Vice President, Corporate Development
Richard Martin Austin, Texas	39	Vice President Finance
Barbara Lead Shenfield, Essex, U.K.	56	Vice President, Program Management
Dr. Roman Denk Austin, Texas	45	Vice President, Corporate Support

(1)
Mr. Reiter was Chief Financial Officer of Silonex Inc. when it filed for protection from its creditors on March 9, 2004 and until it was released from creditor protection status on September 3, 2004.

(2)
Mr. Jouhikainen was Chairman of the board of directors of Spectrum Medical Services Oy when it filed for bankruptcy in 2002.

        Halvor Jaeger, M.D., F.C.P., Chief Executive Officer.    Dr. Jaeger's biographical information is included with the biographies of our directors above.

        Stephen Lermer, Senior Vice President, Manufacturing; President, LAB Finland and PharmaForm.     Mr. Lermer joined us in May 2006 as Vice President, Marketing. He has served in his current position since January 2007. From November 2004 through May 2006, he was Vice President of Manufacturing, Auxilium Pharma Ltd, a specialty pharmaceutical company, and, prior to May 2003, was Vice President of Industrialization, Orion Pharma Corporation, a drug development company. From May 2000 to January 2005, Mr. Lermer was a principal of Global Technica, Inc., a consulting firm that specializes in strategic planning and implementing supply chain efficiencies improving product quality.

        Andrew Reiter, C.A., Chief Financial Officer.    Mr. Reiter joined us as Chief Financial Officer in November 2004 and is an accomplished senior financial executive with extensive experience in publicly traded corporations. During his career, Mr. Reiter has held various executive financial positions for private and public companies, including Silonex Inc. where he acted as the Chief Financial Officer, SR Telecom as the Director of Finance/Corporate Controller, The Yellow Pages Group as the Corporate Controller, Dicom Express Inc. as the Vice-President, Finance & Administration and Deloitte & Touche where he was a Senior Manager. Mr. Reiter holds a C.A. designation with a Diploma in Public Accountancy from McGill University and a Bachelor of Commerce from Concordia University.

        Josef Bossart, Ph.D., Senior Vice President, Business Development.    Dr. Bossart joined us as Senior Vice President, Business Development in January 2007 and brings to us many years of experience as a senior executive. Dr. Bossart has held various directorships and executive positions for various companies including President of Bionumbers Inc. from October 2002 to 2007, Senior Director of the Sage Group since March 2005, Vice President Business Development of Enzon, Inc. from July 1999 to August 2002 and President of SCA Ventures, a subsidiary of Enzon, Inc., from March 1999 to August 2002. In 1977, Dr. Bossart earned his Doctor of Philosophy in Medical Chemistry from The Ohio State University, College of Pharmacy and, in 1977, he was awarded a Bachelors of Science (Hon.) in Chemistry from Carleton University, Ottawa, Canada. Dr. Bossart regularly publishes articles and gives presentations on drug delivery systems and the pharmaceutical industry.

        Taneli Jouhikainen, M.D., Ph.D., MBA, Senior Vice President, Corporate Development.    Dr. Jouhikainen joined us in January 2004 and is an experienced executive in the medical and pharmaceutical industry. Since 1996, Dr. Jouhikainen has occupied management positions with increasing responsibilities. During his career, Dr. Jouhikainen has held executive positions for various companies including President and CEO for Focus Inhalation Oy (which we acquired effective January 1, 2004) from July 2003 to January 2004, Vice-President, Business Development & Strategy for Focus Inhalation Oy from January, 2001 to July 2003, Chairman of the Board for Spectrum Medical Sciences from February 2002 to December 2002 and Director of Clinical Research, Leiras Oy, Research & Development from April 1999 to December 2000. Dr. Jouhikainen is a licentiate of Medicine, Doctor of Medical Sciences and MBA. Dr. Jouhikainen is also a published author in scientific publications in peer-reviewed scientific journals.

        Richard Martin, Vice President Finance.    Mr. Martin joined us as Vice President of Finance in May 2007. Prior to joining us, Mr. Martin served as the Vice President, Controller and Chief Accounting Officer of Broadwing Corporation (NASDAQ: BWNG), formerly Corvis Corporation, since 2003 where he was responsible for the accounting, tax and internal control functions. From 2000 to 2003, Mr. Martin served in the Controller's office of Corvis Corporation where he managed key aspects of the company's IPO in which it raised over $1 billion. Mr. Martin also has experience as a public accountant, working at KPMG, LLP for eight years, where he developed a specialty in public, or soon to be public, company audit and related services.

        Barbara Lead, Vice President, Program Management.    Ms. Lead has served as a consultant to us since March 2007 in the capacity of Vice President, Program Management and is an accomplished senior executive with more than 20 years' experience in the pharmaceutical industry. Ms. Lead held executive positions for various companies, including a directorship of PharmOps Consulting Ltd. from January 2002 to the present, Director of Development of SmartLife Technology from January 2005 to December 2006, Vice President, Head of Respiratory Business Unit from January 1999 to December 2001, and Senior Director Industrialization Americas of Rhône Poulene Rorer USA from January 1997 to December 1998. In 1978, Ms. Lead became a Member of the Royal Society of Chemistry and was elected as a Fellow in 1990.

        Roman Denk, Vice President, Corporate Services.    Dr. Denk joined us in January 2007 as Vice President, Corporate Services. Prior to joining us, Dr. Denk was the managing director of CeloNova BioSciences Germany, GmbH (previously Polyzenix GmbH, Germany), an innovative medical device company that he founded in 2000. From 1996 to 2001, Mr. Denk served as the Innovations Manager of Technologie Lizenz Büro der baden-württembergischen Hochschulen GmbH where he established three new departments during his tenure.

Board Composition

        Our directors are elected at each annual meeting of shareholders and serve until their successors are elected or appointed, unless they resign. The most recent annual meeting at which directors were elected was held on June 22, 2007. Our articles provide for a board of directors consisting of a minimum of three and a maximum of ten directors. The directors have the authority to establish by resolution the number of directors, within the minimum and maximum, to be elected at a meeting of shareholders. The directors can also increase the size of the board by up to one-third and have the authority to appoint directors to fill the vacancies created by doing so.

Board Committees

        Our board of directors currently has six committees: the audit committee, the compensation committee, the corporate governance committee, the nominating committee, the qualified legal compliance committee and the scientific committee.

Audit Committee

        The members of our audit committee are Mr. Reininghaus, Dr. St. Jacques and Mr. Glaude. Mr. Glaude chairs the committee and is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). Our board of directors has determined that each of the members is independent under the audit committee requirements of The NASDAQ Global Market and the rules and regulations of the SEC and Canadian provincial securities regulatory authorities.

        Our audit committee is responsible for overseeing our financial reporting processes and control systems on behalf of our board of directors. Our independent auditors report directly to our audit committee. The duties of our audit committee are set forth in a written audit committee charter. Specific responsibilities of our audit committee include:

  •
  evaluating the performance, and assessing the qualifications, of our independent auditors and recommending to our board of directors the appointment of our independent auditors for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services;

  •
  subject to the appointment of our independent auditors by our shareholders, determining and approving the engagement of, and compensation to be paid to, our independent auditors;

  •
  determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our independent auditors to perform any proposed permissible non-audit services;

  •
  reviewing our financial statements and management's discussion and analysis of financial condition and results of operations;

  •
  conferring with our independent auditors and with our management regarding the scope, adequacy and effectiveness of internal financial reporting controls in effect;

  •
  reviewing and discussing with our management that appropriate procedures exist for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

  •
  reviewing and assessing our risk management policies and procedures with regard to identification of our principal risks annually, including the adequacy of the implementation of appropriate systems to mitigate and manage these risks, and to report periodically to the board of directors.

The audit committee also serves as our Qualified Legal Compliance Committee.

Compensation Committee

        The members of our compensation committee are Dr. Barrett, Dr. Hoffmann and Mr. Reininghaus. Mr. Reininghaus chairs the committee. Our board of directors has determined that each of the members is an independent director for purposes of the compensation committee requirements of The NASDAQ Global Market and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

        The duties of our compensation committee are set forth in a written compensation committee charter. Specific responsibilities of our compensation committee include:

  •
  reviewing and making recommendations to our board of directors for the compensation of our chief executive officer and other executive officers, including salary, incentives, benefits and other perquisites;

  •
  reviewing and making recommendations to our board of directors regarding general compensation philosophy and guidelines for all executive officers, including our CEO, including incentive plan design and other remuneration; and

  •
  reviewing any executive compensation report to be included in our periodic filings or proxy statement.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee have, at any time during the prior three years, been an officer or employee of ours. None of our directors have, at any time during the prior three years, been employed as one of our executive officers while concurrently serving as a director or member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another issuer, when such issuer has had any of its executive officers serving on our compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, our entire board of directors) or as one of our directors. None of our directors or officers have at any time during the prior three years been indebted to us or, except as otherwise disclosed in this prospectus, had an interest in a material transaction involving the Company.

Corporate Governance Committee

        The members of our corporate governance committee are Dr. Knorr, Dr. St. Jacques and Dr. Williams. Dr. Knorr chairs the committee. Our board of directors has determined that Dr. St. Jacques is an independent director for purposes of the corporate governance and nominating committee requirements of The NASDAQ Global Market and as defined in the rules and regulations of the Canadian provincial securities regulatory authorities.

        The duties of our corporate governance committee are set forth in a written committee charter. Specific responsibilities of our corporate governance committee include:

  •
  reviewing the appropriateness of our board structure, composition and practices, and making recommendations on these matters to our board of directors;

  •
  reviewing and recommending to our board of directors appropriate corporate governance policies;

  •
  overseeing compliance with our insider trading policies, and with our code of business conduct and ethics;

  •
  reviewing the adequacy, amount and form of compensation to be paid to directors; and

  •
  reviewing and making recommendations to the board regarding orientation and education programs to be undertaken for all new members of the board and continuing education programs to be made available to members of the board.

Nominating Committee

        The members of our nominating committee are Mr. Reininghaus, Dr. St. Jacques and Mr. Glaude. Mr. Reininghaus chairs the committee. Our board of directors has determined that each member of the nominating committee is independent.

        The duties of our nominating committee are set forth in a written committee charter. Specific responsibilities of our nominating committee include:

  •
  defining the roles and expectations of board members; and

  •
  making recommendations to our board of directors to fill any vacancies on the board.

Qualified Legal Compliance Committee

        Our Qualified Legal Compliance Committee (QLCC) consists of three independent members of our board of directors. Currently, the members of our Audit Committee also serve as the members of the QLCC. The QLCC is responsible for reviewing, investigating and addressing reports from any laywer employed or retained by us or our subsidiaries of a material violation of U.S. federal or state securities law, a material breach of fiduciary duty arising under U.S. federal or state law or a similar material violation of any U.S. federal or state law.

Scientific Committee

        The members of our Scientific Committee are Dr. Jaeger, Dr. St. Jacques and Dr. Williams. Dr. St. Jacques serves as the Chairman.

Compensation of Directors

        Directors who are not officers are entitled to (i) C$1,500 for each meeting of the directors attended in person and C$750 for each telephone meeting, (ii) C$750 for each meeting of a committee of the directors attended in person and C$375 for each telephone meeting, and (iii) compensation to the extent that they provide services to us at rates that would be charged by such directors for providing such services to arm's-length parties. Additional compensation of C$1,500 per day, or the respective amount per hour, spent for board work performed for us outside of board meetings is paid to all members of the board of directors. Directors are eligible to participate in the stock option plan described below. During the year ended December 31, 2006, options to purchase an aggregate of 44,097 common shares were granted to a total of seven non-management directors, of which one former director received options to purchase an aggregate of 7,143 common shares and six current directors received options to purchase an aggregate of 36,964 common shares at an exercise price of C$7.28 per share.

        Dr. Günter Knorr is a partner of a law firm which provided legal services to us in 2006. We paid total fees of $161,216 to such law firm in respect of services provided during the first six months of 2007, and €134,000 in financial year ended December 31, 2006.

        Jean-Marie Pomerleau is a partner of an accounting firm which provided tax services to us in 2006. We paid total fees of $121,624 to such accounting firm in respect of services provided during the first six months of 2007, and C$225,858 in financial year ended December 31, 2006. As of our most recent annual meeting in June 2007, Mr. Pomerleau no longer serves as a director.

Employment Agreements

  Dr. Halvor Jaeger

        Our Barbados subsidiary has a consulting agreement dated September 1, 2005 (the PRI Consulting Agreement) with PRI International Consulting Inc. (PRI Bahamas), a company controlled by Dr. Halvor Jaeger, pursuant to which PRI Bahamas provides to our Barbados subsidiary and to us the services of Dr. Halvor Jaeger as Chief Executive Officer. The services provided by PRI Bahamas also include the marketing and sale of the products developed by us as well as finding possible target companies and new products to acquire and develop. The PRI Consulting Agreement is for a five-year term and may be renewed by mutual agreement of the parties. The PRI Consulting Agreement may be terminated (i) by our Barbados subsidiary in the event that PRI Bahamas fails to provide the services of Dr. Jaeger for a consecutive period of 25 weeks in the 12 months preceding the termination (subject to certain exceptions) or for cause, or (ii) without cause by our Barbados subsidiary by paying an amount equal to the entire remuneration for the remaining term. PRI Bahamas is entitled to (i) an annual base compensation up to C$275,000, increased annually on the basis of inflation and performance, (ii) a bonus of up to 50% of the annual base compensation, (iii) reimbursement of out-of-pocket expenses, and (iv) participate in any of our long-term incentive plans, including our stock option plan described below. The agreement contains a confidentiality and non-competition covenant of PRI Bahamas and a non-competition covenant of Halvor Jaeger.

        Dr. Halvor Jaeger and our Barbados subsidiary have a separate employment agreement, which includes the above terms and the following additional terms: (i) an annual base salary of C$100,000, increased annually on the basis of inflation and the performance of Dr. Jaeger, (ii) a housing allowance of $6,000 per month, (iii) use of an automobile, (iv) computing resources and (v) a $2 million life insurance policy.

Other Executive Officers

        We have entered into an employment agreement with each of our officers, other than Dr. Halvor Jaeger. Each of the employment agreements provides that the applicable executive officer is subject to certain confidentiality, non-competition and non-solicitation restrictions, which restrictions continue for a period of 12 to 24 months after termination. Each of the employment agreements continues until terminated by either party and provides for termination pay of up to 12 months salary from the termination date in the event of termination without cause except where otherwise noted.

  Stephen Lermer

        Mr. Stephen Lermer is entitled to (i) an annual base salary of $285,000, increased annually on the basis of inflation and performance of Mr. Lermer and us, (ii) a bonus of up to 40% of his base salary subject to the achievement of predetermined objectives, (iii) the use of an automobile and (iv) other benefits including health coverage. On Mr. Lermers's relocation to Austin, Texas, he assumed the additional position of President of PharmaForm and received a lump-sum moving allowance and educational allowances for his children. Mr. Lermer is entitled to receive 18 months of severance including salary and bonuses (if applicable) and up to $25,000 reimbursement of moving costs upon termination without cause or at his option upon a change in our control.

        Mr. Lermer entered into an employment agreement effective May 2006 for a period of three years. If the agreement is not terminated or extended before the expiration of the term, the agreement will continue for an indeterminate term. Mr. Lermer's agreement shall terminate if he is unable to perform his duties for a period of three consecutive months or an aggregate of six months in a 12-month period due to illness or physical or mental incapacity. We may terminate Mr. Lermer for any other reason constituting cause upon 15 days written notice.

  Andrew Reiter

        On relocating to Austin, Texas, Mr. Reiter assumed the additional position of Chief Financial Officer of PharmaForm. He is entitled to (i) an annual base salary of $265,000 (which automatically increases to $285,000 on the date that is six months following Mr. Reiter's relocation to Texas), (ii) a bonus of up to 40% of the base salary subject to the achievement of predetermined objectives, (iii) the use of an automobile, and (iv) other such benefits including a lump-sum moving allowance, educational allowances for his children and health coverage. Mr. Reiter is entitled to 18 months of severance including salary and bonuses (if eligible) and up to $25,000 reimbursement of moving costs upon termination without cause or, at his option, upon a change in our control.

  Richard Martin

        Mr. Martin is entitled to (i) an annual base salary of $180,000, (ii) a bonus of up to 20% of his base salary subject to the achievement of mutually agreed objectives, (iii) use of an automobile, and (iv) such other benefits including health coverage and pensions, as are generally available to our employees.

        Mr. Martin's employment agreement is for an indefinite period. Mr. Martin is entitled to up to one year's base salary upon termination unless he is terminated for cause. If there is a change in our control and Mr. Martin is terminated without cause, he may receive one year's salary plus the annual target bonus then in effect. At the time the agreement was entered into, Mr. Martin received options to purchase 10,714 common shares.

  Taneli Jouhikainen

        Mr. Jouhikainen is entitled to (i) an annual base salary of $240,000, (ii) a bonus of up to 40% of the base salary subject to the achievement of predetermined objectives, (iii) the use of an automobile, and (iv) other such benefits including a lump-sum moving allowance, educational allowances for his children and health coverage. Mr. Jouhikainen is entitled to 18 months of severance including salary and bonuses (if eligible) and up to $25,000 reimbursement of moving costs upon termination without cause or, at his option, upon a change in our control.

  Josef Bossart, Ph.D.

        Dr. Bossart was hired on January 31, 2007 as our Senior Vice President, Business Development. He is entitled to (i) an annual salary of $250,000, increased annually on the basis of inflation and his and our performance, (ii) an annual bonus of 40% of his base salary upon the achievement of predetermined annual objectives, (iii) an increased bonus in excess of 40% of his base salary subject to certain specific business development objectives that are obtained or exceeded and (iv) a one-time relocation payment of $50,000. At the time he was hired, Dr. Bossart received options to purchase 42,857 common shares that will vest in three equal annual installments beginning on January 31, 2008. In the event that he is terminated by us without cause during the first 24 months of his employment, we will be required to pay him six months of base salary.

  Barbara Lead

        We have a consulting agreement, dated March 8, 2007, with Barbara Lead pursuant to which she acts as our Vice President, Program Management at a salary of $215,000 per year. Ms. Lead will be eligible for a bonus of 30% of her salary and stock options that will be awarded based on performance of mutually agreed criteria. At the time the agreement was entered into, Ms. Lead was granted options to purchase 7,142 common shares.

  Dr. Roman Denk

        Dr. Roman Denk became the Vice President, Corporate Services effective January 1, 2007. Dr. Denk's employment services are to be performed in Canada or the United States. His salary is C$160,000 per year and may be adjusted upon agreement between the parties, but may include switching the salary denomination from Canadian to U.S. dollars. After 2007, Dr. Denk will be eligible for an annual bonus of up to 30% of his base salary, based on performance targets set by our Barbados subsidiary. In the event Dr. Denk is terminated by our Barbados subsidiary without cause, he will be entitled to one year's base salary, depending on how many years of employment he has served. Dr. Denk is also entitled to receive up to C$10,000 relocation costs to move back to Germany.

Compensation of Executive Officers

Summary Compensation Table

        The following table presents compensation information in Canadian dollars for our fiscal years ended December 31, 2006, 2005 and 2004 paid to or accrued for our Chief Executive Officer, our Chief Financial Officer, and our other executive officers whose total cash compensation exceeded $100,000 during the year ended December 31, 2006, who we refer to as our named executive officers. No information is provided for Josef Bossart, Richard Martin, Barbara Lead, or Roman Denk, as none of these executives was employed by us prior to 2007.

								Long-Term Compensation Awards
								Shares Underlying Number of Options Granted
		Annual Compensation(1)
Name						Other Annual Compensation			All Other Compensation
	Year	Salary		Bonus
Halvor Jaeger, M.D.(2)	2006 2005 2004	$ $ $	375,000 325,000 300,000	$ $ $	2,700,725(3) 168,750 135,000	$	— 56,000 —	10,714 12,857 8,571	$ $	102,263 48,884 —	(6)
Stephen Lermer(4)	2006		$206,293		$62,434		56,460	64,285		—
Andrew Reiter(5)	2006 2005 2004	$ $ $	175,000 145,833 14,269	$ $ $	317,000(3) 32,229 3,452		— — —	21,428 20,357 7,142	$ $	12,000 12,000 —	(7)
Taneli Jouhikainen	2006 2005 2004	$ $ $	199,318 165,990 177,859	$ $ $	63,782 29,878 34,796		— — —	5,714 17,500 45,428	$ $ $	12,642 12,653 12,363	(7)

(1)
All amounts are in Canadian dollars.

(2)
All amounts paid or payable partially to PRI Bahamas, a company controlled by Dr. Jaeger, and partially to Dr. Jaeger directly in connection with his employment by our Barbados subsidiary.

(3)
Includes special bonuses of $2,545,714 and $282,857 paid to Dr. Jaeger and Mr. Reiter, respectively, on the successful initial public offering of LRI. Dr. Jaeger's special bonus consisted of 287,679 common shares of LRI having a value of approximately $1,150,714 and $1,395,000 in cash. Mr. Reiter's special bonus consisted of 32,671 common shares of LRI having a value of approximately $127,857 and cash of $155,000.

(4)
Mr. Lermer joined us in May 2006.

(5)
Mr. Reiter joined us in November 2004.

(6)
Includes moving, housing and vehicle allowances.

(7)
Includes vehicle allowance.

Stock Option Plan

        Our stock option plan (the Plan) provides that options may be granted to our directors, officers, employees, consultants or personal holding corporations controlled by one of our directors or officers as designated from time to time by the board of directors. The number of common shares reserved for issuance under the Plan cannot exceed 10% of the number of our issued and outstanding common shares on a non-dilutive basis at the time of the grant.

        The maximum number of common shares which may be reserved for issuance to any one person and his or her associates under the Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of common shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism. The maximum number of common shares which may be reserved for issuance to our "Insiders" (as such term is defined in the Plan) is limited to 10% of the common shares outstanding immediately prior to the time of the issuance (calculated on a non-diluted basis) excluding common shares issued under the Plan or any other share compensation arrangement.

        The option price of any common shares cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the day immediately preceding the day upon which the option is granted. Options granted under the Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be our employee, officer, director or consultant, or upon the retirement, permanent disability or death of an optionee. Options granted under the Plan are non-transferable. The Plan contains provisions for adjustment in the number of common shares issuable upon the exercise thereof in the event of a reorganization, recapitalization, subdivision, consolidation, merger or change in the capital structure or of the common shares. The board of directors may from time to time amend or revise the terms of the Plan or may terminate the Plan at any time. The Plan does not contain any provision for financial assistance by us in respect of options granted thereunder.

2007 Stock Incentive Plan

        Our board of directors has approved the 2007 Stock Incentive Plan (the "2007 Plan") and it was approved by the vote of a majority of our shareholders at our annual meeting in June 2007. The 2007 Plan is administered by the board of directors, or, at the discretion of the board of directors, a committee thereof consisting of not less than two independent directors (the board or such committee, collectively the "Administrator"), and provides that awards may be granted to our directors, officers, employees, consultants, advisors or other service providers. The number of common shares reserved for issuance under the 2007 Plan is currently fixed at 707,856. Any increase in the number of shares reserved for issuance under the 2007 Plan would require shareholder approval. The maximum number of common shares that may be reserved for issuance to any one person under the 2007 Plan is 71,428 per calendar year. Awards under the 2007 Plan are not assignable, except on death of the grantee.

        The Administrator may, at any time, amend or terminate the 2007 Plan or any outstanding award, but no such action will adversely affect rights under any outstanding award without the holder's consent unless to comply with applicable law. No such action of the Administrator, unless taken with the approval of our shareholders, may: (a) increase the maximum number of common shares for which awards granted under the 2007 Plan may be issued; (b) amend the 2007 Plan in any other manner that the Administrator determines would require approval of the shareholders under any applicable law, rule or regulation to become effective even though such shareholder approval is not expressly required by the 2007 Plan; or (c) alter the class of employees eligible to receive awards under the 2007 Plan. No termination or amendment of the 2007 Plan will affect any outstanding award unless expressly provided or as determined by the board of directors. The 2007 Plan will continue in effect until the earlier of: (i) 10 years after it is approved by the board of directors, (ii) its termination by the Administrator, or (iii) the date on which all of the common shares available for issuance under the 2007 Plan have been issued and all restrictions on such shares under the terms of the 2007 Plan and the agreements covering the Awards granted thereunder have lapsed.

Stock Options

        The exercise price per share for the common shares covered by a stock option under the 2007 Plan will be determined by the Administrator at the time of grant, but cannot be less than 100% of the Fair

Market Value (as defined in the plan) on the grant date, provided that, if the stock option is granted to an individual, who owns more than 10% of the voting rights attaching to all of our voting securities (a "10% Owner"), such exercise price cannot be less than 110% of the Fair Market Value on the grant date. "Fair market value" means the closing price of the common shares on the U.S. national securities exchange, or the Toronto Stock Exchange if not listed on a U.S. national securities exchange, on which our common shares are listed. The term of each stock option will be fixed by the Administrator, but cannot be exercised more than 10 years after the date of grant (five years in the case of a 10% Owner). In the event of termination, a stock option will be exercisable, to the extent it was exercisable at the date of termination, (i) for 12 months, if the termination is by reason of death or disability, (ii) for 3 months, if the termination is not covered by (i) and is other than for cause, and (iii) immediately, if the termination is for cause.

        The Administrator may agree to provide financial assistance to enable or assist a grantee to exercise a stock option, in which event the financial assistance will be evidenced by a promissory note and secured by a pledge of the common shares purchased with the proceeds thereof. The Administrator may also permit the grantee to exercise a stock option on a cashless basis by withholding a number of common shares having a Fair Market Value equal to the aggregate purchase price of the common shares in respect of which the stock option is being exercised.

Restricted Stock Awards

        A Restricted Stock award is an award pursuant to which the Administrator may grant or sell common shares, at a price that may be less than Fair Market Value, subject to such restrictions and conditions as the Administrator may determine at the time of grant. Any purchase price will be payable in cash or, if the Administrator agrees to provide financial assistance, on the same basis as described above. Conditions may be based on continuing employment and/or achievement of pre-established performance goals and objectives. Restricted Stock may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided in the 2007 Plan or in the agreement applicable to the Restricted Stock award. The Administrator at the time of grant will specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the Restricted Stock will become vested.

Unrestricted Stock Awards

        The Administrator may grant or sell an Unrestricted Stock award, at a price that may be less than Fair Market Value, to any award recipient, pursuant to which such grantee may receive common shares free of any vesting restrictions under the 2007 Plan. Unrestricted Stock awards may be granted or sold in respect of past services or other valid consideration, or in lieu of any cash compensation due to such individual. Upon the request of a grantee and with the consent of the Administrator, such grantee may, pursuant to an advance written election delivered to us no later than the date specified by the Administrator, receive a portion of the cash compensation otherwise due to such grantee in the form of shares of Unrestricted Stock either currently or on a deferred basis.

        The following table sets forth stock options granted under the Plan during the fiscal year ended December 31, 2006 to each of our executive officers:

Option Grants During the Year Ended December 31, 2006

Name	Securities Under Options Granted(1)	% of Total Options Granted to Employees in 2006	Exercise Price (C$/Security)	Market Value of Securities Underlying Options on Date of Grant (C$/Security)	Expiration Date
Dr. Halvor Jaeger	10,714	4%	7.28	78,000	03/2017
Stephen Lermer	64,289	25%	21,428@7.28	156,000	05/2017
			42,857@10.98	270,000	12/2017
Andrew Reiter	21,429	8%	7.28	156,000	03/2017
Taneli Jouhikainen	5,714	2%	7.28	41,600	03/2017
Hanns-Christian Palka(2)	7,143	3%	7.28	52,000	03/2017

(1)
The securities underlying the options granted are common shares.

(2)
Mr. Palka was our Vice President, Corporate Services until his termination on December 31, 2006. His severance agreement provides for payments of C$120,000 and C$24,000, representing, respectively, nine months of salary and a bonus payment for 2006.

        The following table sets forth details of the value of unexercised options on an aggregated basis as of December 31, 2006:

Aggregate Option Exercises During 2006
and Option Values at December 31, 2006

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2006(1) ($) Exercisable/ Unexercisable
Dr. Halvor Jaeger	Nil	Nil	32,143/0	Nil/Nil
Stephen Lermer	Nil	Nil	0/64,285	Nil/Nil
Andrew Reiter	Nil	Nil	22,738/26,190	Nil/Nil
Taneli Jouhikainen	Nil	Nil	61,429/7,413	Nil/Nil
Hanns-Christian Palka(2)	Nil	Nil	32,738/11,904	Nil/Nil

(1)
The closing price of the common shares on the Toronto Stock Exchange on December 31, 2006 was C$6.30 per share.

(2)
Mr. Palka was terminated by us on December 31, 2006.

Equity Compensation Plan Information

        The following table sets forth certain information concerning our equity compensation plans as of September 30, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options (A)	Weighted-average exercise price of outstanding options (B)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (A)) (C)
Equity compensation plans approved by security holders	1,118,934	C$	7.36	707,856
Equity compensation plans not approved by security holders	NA		NA	NA

Indebtedness of Directors and Officers

        None of our directors or officers or any associate of such director or officer is, or at any time since January 1, 2006 was, indebted to us or any of our subsidiaries.

Directors and Officers Liability Insurance

        We maintain directors and officers liability insurance for the officers and directors which provides coverage in the amount of C$20,000,000 in each policy year. The deductible amount on the policy is C$100,000 and the total annual premium for the policy is C$108,000.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

        None of our directors or executive officers nor any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of our outstanding common shares or any associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since January 1, 2004 that has materially affected or will materially affect us, except as follows:

1.
In December 2004, we purchased a license portfolio (Enalapril generic—human) from PRI Pharmaceutical Research International Inc., a company controlled by Dr. Halvor Jaeger, for C$250,000.

2.
On December 18, 2004, we finalized a marketing agreement with LTS Lohmann Therapy Systems AG, a company in which Dr. Hans-Rainer Hoffmann, a Director, is President and a member of its executive board. Under the agreement, we purchased a customer list which was paid for by the issuance of 28,571 common shares having a fair value at that date of C$254,000.

3.
In November 2006, Halvor Jaeger and Andrew Reiter received a bonus of C$1,395,000 and C$155,000, respectively, upon the completion of the public offering of LRI. The bonus was equal to 5% of the net proceeds received by us from the secondary public offering of LRI common shares (including the exercise by the underwriters of their over-allotment option). Messrs. Jaeger and Reiter were also entitled to a bonus of 5%, payable in LRI common shares, of the LRI common shares retained by us following the completion of the public offering. In November 2006, this bonus was paid in cash as to C$1,150,714 to Halvor Jaeger and as to C$127,857 to Andrew Reiter based on the number of common shares of LRI underlying the special warrants sold by us to which each of them was entitled.

4.
Dr. Günter Knorr, the Chairman of our board of directors, is a partner in a law firm which provided legal services to us in 2007, 2006, 2005 and 2004. We paid total fees of $161,216 in the first six months of 2007 (2006: €134,000; 2005: €154,000; 2004: €76,000) to such firm.

5.
Jean-Marie Pomerleau, a former director, is a partner of an accounting firm which provided tax services to us in 2007, 2006 and 2005. We paid fees to such firm of $121,624 in the first 6 months of 2007 (2006: C$225,858; 2005: C$13,525). As of our most recent annual meeting in June 2007, Mr. Pomerleau no longer serves as a director.

6.
During the six-month period ended June 30, 2007, we paid $118,631 in consulting fees to Robert O. Williams III, one of our directors and a former co-owner of PharmaForm.

7.
During the six months ended June 30, 2007, we incurred IT consulting fees totaling $0.1 million from a firm owned by an affiliate of our CEO, Halvor Jaeger.

        You should also read the information contained under "Management—Employment Agreements" for a discussion of contractual arrangements with our executive officers.

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding beneficial ownership of our common shares as of September 30, 2007 by:

  •
  each person known by us to be the beneficial owner of more than 5 percent of our common shares;

  •
  our executive officers;

  •
  our directors; and

  •
  all of our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

        Unless otherwise noted below, the address of the persons and entities listed in the table is c/o Akela Pharma Inc., 11400 Burnet Road, Suite 4010, Austin, Texas 78758.

        In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, we deemed outstanding common shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 2007. We did not deem these shares outstanding, however, for purposes of computing the percentage ownership of any other person.

        As of September 30, 2007, there are 72 U.S. record holders holding 18.5% of the common shares.

        The table below lists the applicable percentage ownership based on 11,768,294 common shares outstanding as of September 30, 2007. The number of common shares to be outstanding after the closing of this offering is expected to be 17,018,294.

	Before the Offering		After the Offering
Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Outstanding	Shares Beneficially Owned	Percentage of Shares Outstanding(1)
5% Shareholders
Astrid Jaeger(2) Cora Lynn Harts Gap Christ Church, Barbados	1,198,546	10.18	1,198,146	7.04
Atlas Venture(3)(4) 890 Winter Street Suite 320 Waltham, MA 02451	999,747	8.50	999,747	5.87
Great Point Partners, LLC(3) 2 Pickwick Plaza Suite 450 Greenwich, CT 06830	999,747	8.50	999,747	5.87
Sitra Itamerentori 2 Helsinki, Finland 00180	781,250	6.64	781,250	4.59

Directors and Officers
Peter Barrett(4)	1,007,783	8.57	1,007,367	5.92
Yves Glaude	—	—	—	—
Hans-Rainer Hoffmann(5)	24,881	*	24,881	*
Halvor Jaeger(6)	1,230,689	10.42	1,230,689	7.23
Günter Knorr(7)	34,167	*	34,167	*
Rolf Reininghaus(8)	12,083	*	12,083	*
Maurice St. Jacques(9)	35,884	*	35,884	*
Roman Denk	—	—	—	—
Barbara Lead	—	—	—	—
Josef Bossart	—	—	—	—
Taneli Jouhikainen(10)	71,731	*	71,731	*
Stephen Lermer(11)	17,857	*	17,857	*
Richard Martin	—	—	—	—
Andrew Reiter(12)	34,983	*	34,983	*
Robert O. Williams III	351,483	2.99	351,483	2.07
Directors & Officers as a group (15 persons)	2,821,542	23.99	2,821,542	16.58

*
Less than 1%.

(1)
Assumes the sale of 5,250,000 shares in this offering.

(2)
Astrid Jaeger is the wife of our Chief Executive Officer, Halvor Jaeger.

(3)
Each of Atlas Venture and Great Point Partners, LLC has certain registration rights with respect to their shareholdings, which Atlas Venture has agreed to waive in respect of this offering.

(4)
Includes 999,747 shares in the aggregate held by Atlas Venture Fund VI, L.P. ("Atlas VI"), Atlas Venture Entrepreneurs' Fund VI, L.P. ("AEF VI"), and Atlas Venture Fund VI-GmbH & Co. KG ("Atlas GmbH" and together with Atlas VI and AEF VI, the "Atlas Investing Entities"). Atlas Venture Associates VI, L.P. ("AVA VI LP") is the general partner of the Atlas Investing Entities. The general partner of AVA VI LP is Atlas Venture Associates VI, Inc., ("AVA VI Inc."). The directors of AVA VI, Inc. are Axel Bichara, Jean-Francois Formela and Christopher Spray (the "Directors"). Each of the Directors disclaims beneficial ownership of the shares held by the Atlas Investing Entities, except to the extent of such Director's pecuniary interest therein. Dr. Barrett, one of our directors, is a partner with Atlas Venture and thus may be deemed to beneficially own these shares. Dr. Barrett disclaims beneficial ownership to the shares held by the Atlas Investing Entities except to the extent of his pecuniary interest therein.

(5)
Consists of shares underlying options exercisable within 60 days of September 30, 2007.

(6)
Includes 1,198,546 shares owned by Dr. Jaeger's wife, Astrid Jaeger, and 32,143 shares underlying options exercisable within 60 days of September 30, 2007.

(7)
Consists of shares underlying options exercisable within 60 days of September 30, 2007.

(8)
Includes 6,389 shares underlying options exercisable within 60 days of September 30, 2007.

(9)
Includes 33,928 shares underlying options exercisable within 60 days of September 30, 2007.

(10)
Includes 68,642 shares underlying options exercisable within 60 days of September 30, 2007.

(11)
Includes 7,142 shares underlying options exercisable within 60 days of September 30, 2007.

(12)
Includes 32,262 shares underlying options exercisable within 60 days of September 30, 2007.

CAPITAL STRUCTURE

        Our authorized capital consists of an unlimited number of preference shares and an unlimited number of common shares, of which, as of September 30, 2007, no preference shares and 11,768,294 common shares were issued and outstanding.

        The following is a description of the material characteristics of our preference shares and common shares.

Preference Shares

        The preference shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of our board of directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preference shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

        The preference shares of each series will, with respect to payment of dividends and the distribution of assets in the event of our liquidation, dissolution or winding up, rank on a parity with the preference shares of every other series and be entitled to preference over our common shares and over any other shares ranking junior to the preference shares. The preference shares of any series may also be given such other preferences over our common shares and over any other shares ranking junior to the preference shares as may be fixed by our directors.

Common Shares

        The holders of common shares are entitled:

  (a)
  to vote at all meetings of shareholders except meetings at which only holders of a specified class of shares are entitled to vote;

  (b)
  to receive dividends as and when declared by our board of directors out of moneys properly applicable thereto subject to the rights of the holders of the preference shares; and

  (c)
  to receive our remaining property upon our dissolution, subject to the rights of the holders of the preference shares.

Key Provisions of our Articles and Bylaws and the CBCA

        The following is a summary of certain key provisions of our articles and bylaws and certain related sections of the Canada Business Corporations Act (CBCA), our governing corporate statute. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of our articles and bylaws which are included as an exhibit to the registration statement of which this prospectus is a part.

Stated Objects or Purposes

        Our articles and bylaws do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors and Executive Officers

        Power to Vote on Matters in Which a Director is Materially Interested.    The CBCA states that a director or an officer shall disclose to us the nature and extent of any interest (a disclosable interest) that he or she has in a material contract or material transaction, whether made or proposed, with us, if the director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Furthermore, any director that has a disclosable interest is not entitled to vote on any resolution to approve that contract or transaction, unless the contract or transaction relates primarily to his or her remuneration as a director, officer, employee or agent of our company or an affiliate of our company; is for indemnity or insurance under the CBCA; or is with an affiliate of our company.

        Under the CBCA, in the event that we enter into a material contract or transaction in which a director or officer has a disclosable interest, the contract or transaction is not invalid, and the director or officer is not accountable to us or our shareholders for any profit realized from the contract or transaction, because of the director's or officer's interest in the contract or transaction or because the director or officer was present or was counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, if (i) disclosure of the interest was made in accordance with the provisions of the CBCA, (ii) the directors approved the contract or transaction, and (iii) the contract or transaction was reasonable and fair to us when it was approved. Even if such disclosure was not provided, the director or officer with a disclosable interest, if he or she acted honestly and in good faith, is not accountable to us or to our shareholders for any profit realized from a contract or transaction for which disclosure is required under the CBCA, and the contract or transaction is not invalid by reason only of the interest of the director or officer in the contract or transaction, if (i) the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders, (ii) disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed, and (iii) the contract or transaction was reasonable and fair to us when it was approved or confirmed.

        Directors' Power to Determine the Compensation of Directors.    Our bylaws provide that our directors shall be paid such remuneration for their services as our board of directors may, from time to time, determine. Although nothing in the bylaws precludes any of our directors from serving us in any other capacity and receiving remuneration for such services, such service and remuneration would preclude such director from serving on the Audit Committee and may impact such director's independence.

        Borrowing Powers Exercisable by the Board of Directors.    The CBCA and our bylaws provide that our board of directors may borrow money on our credit; issue, reissue, sell or pledge bonds, debentures, notes or other evidence of our indebtedness or guarantee; subject to the CBCA, issue a guarantee on our behalf to secure performance of an obligation of any person; and charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any of our owned or subsequently acquired property and undertaking, to secure any present or future indebtedness or liability of ours. The board of directors may delegate these borrowing powers to one or more directors or officers of our company.

        Retirement or Non-Retirement of Directors Under an Age Limit Requirement.    Our articles and bylaws do not impose any mandatory age-related retirement or non-retirement requirement for our directors.

        Number of Shares Required to be Owned by a Director.    Our articles and bylaws do not require a director to be a shareholder of the Company.

Action Necessary to Change the Rights of Holders of Our Shares

        Our shareholders can authorize the alteration of our articles to create or vary the rights or restrictions attached to any of our shares by passing a special resolution. A special resolution will not be effective until articles of amendment are filed with Industry Canada.

Shareholder Meetings

        We must hold an annual meeting of our shareholders at such time in each year as is not more than 15 months after the preceding annual general meeting and no later than six months after the end of our preceding financial year and at such place as our board of directors, the chairperson of the board or our president may, from time to time, determine.

        A meeting of our shareholders may be held at our registered office or, if the board of directors shall so determine, at some other place in Canada.

        Under our bylaws, our board of directors, the chairperson of the board or our president may, at any time, call a special meeting of our shareholders. Under the CBCA, shareholders holding not less than five percent of our issued voting shares may also require our directors to call a shareholders meeting.

        Under the CBCA, our by-laws and applicable securities legislation, a notice convening a general meeting, specifying the date, time, and location of the meeting, shareholder record date, and, where a meeting is to consider special business, the general nature of the special business, must be given to shareholders not less than 21, and not more than 50, days prior to the meeting.

        A quorum for general meetings is two persons entitled to vote present in person or by proxy. If within 15 minutes from the time set for a general meeting, a quorum is not present, the shareholder present or represented by proxy may adjourn the meeting from time to time not exceeding one month.

        Holders of our common shares are entitled to attend shareholder meetings. Our directors and our auditors are also entitled to be present at such meetings, but are not entitled to vote, except to the extent that they are shareholders. In addition, others who, although not entitled to vote, are entitled or required under any provision of the CBCA, our articles or our bylaws, to be present at such meetings, may attend, but not vote at, such meetings.

Limitations on the Right to Own Securities

        Neither our articles nor our bylaws provide for any limitations on the rights to own our securities.

Change of Control

        Neither our articles nor our bylaws contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Ownership Disclosure

        Although U.S. and Canadian securities laws regarding shareholder ownership by certain persons require certain disclosure, neither our articles nor our bylaws provide for any ownership threshold above which shareholder ownership must be disclosed.

Options and Warrants

        As of September 30, 2007, there were outstanding options to purchase 1,118,934 common shares at a weighted average exercise price of C$7.36 per share and warrants to purchase 252,898 common shares at $7.70.

Transfer Agent and Registrar

        The transfer agent and registrar for the common shares is Equity Transfer and Trust Company, Suite 400, 200 University Avenue, Toronto, Canada M5H 4H1 and the co-transfer agent for the common shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 02016.

NASDAQ Global Market and Toronto Stock Exchange

        Our common shares are listed on the Toronto Stock Exchange under the symbol "AKL" and we have applied to list such securities on The NASDAQ Global Market under the symbol "AKLA." Such listing will be subject to us fulfilling all the listing requirements of the The NASDAQ Global Market.

Statement of NASDAQ Corporate Governance Differences

        NASDAQ's Marketplace Rule 4350(a) permits a foreign private issuer, such as our company, to follow its home country practice in lieu of certain of the requirements of Marketplace Rule 4350, provided that the company discloses in its initial registration statement filed with the SEC and in its annual reports filed with the SEC each requirement of Marketplace Rule 4350 that it does not follow and describes the home country practice that it follows in lieu of such requirements.

        Marketplace Rule 4350(f) requires that the quorum for a meeting of the common shareholders of a NASDAQ-listed company be not less than 33 1/3% of the company's outstanding common shares. As permitted by the laws of Canada and the rules of the Toronto Stock Exchange (which defer to the laws of our jurisdiction of incorporation in respect of this matter), the quorum for a meeting of our shareholders is two persons present in person or represented by proxy holding in the aggregate not less than 5% of the outstanding shares entitled to vote at the meeting. We have applied for an exemption from Marketplace Rule 4350(f) because NASDAQ's requirements regarding Marketplace Rule 4350(f) are contrary to generally accepted business practices in Canada.

        Marketplace Rule 4350(i) specifies certain types of transactions in which a NASDAQ-listed company must obtain shareholder approval in advance of an issuance of securities, including a change of control transaction, the issuance of shares representing more than 20% of the company's total voting power, certain acquisitions in which officers, directors or substantial shareholders have an economic interest, and the creation or material amendment of an equity compensation plan available to the company's officers, directors, employees or consultants. Marketplace Rule 4350(i) differs in certain ways from the laws of Canada and the rules of the Toronto Stock Exchange relating to shareholder approval. For example, the Toronto Stock Exchange does not require shareholder approval for a private placement of shares representing more than 20% of the company's total voting power, but will generally require shareholder approval of a private placement if it would materially affect the control of the issuer or: (a) would provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the company and has not been negotiated at arm's length; (b) that is made at below-market price and would involve the issuance of more than 25% of the outstanding listed shares; or (c) that is made to insiders which would, when aggregated with all placements made to insiders during any six month period, involve greater than 10% of the number of securities of the company which are outstanding on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six month period. A further example is that, in certain circumstances, the Toronto Stock Exchange will not require shareholder approval of an amendment to an equity-based compensation arrangement, including where the arrangement contains amendment provisions that specify shareholder approval is not required for the amendment in question. In the event that we enter into a transaction that is treated differently under the NASDAQ and Toronto Stock Exchange rules, we intend to comply with the shareholder approval requirements of the Toronto Stock Exchange.

Exchange Controls

        There are no governmental laws, decrees, regulations or other legislation in Canada that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interest or other payments by us to non-resident holders of our common shares, other than withholding tax requirements. There is no limitation imposed by Canadian law or our by-laws or articles on the right of non-residents to hold or vote our common shares.

Limitations of Liability and Indemnification

        Under the CBCA, we may indemnify an individual who:

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  is or was our director or officer; or

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  at our request, is or was a director or officer of, or acted in a similar capacity for, another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which that individual is involved because of that association with us or other entity.

        However, we are prohibited from indemnifying an individual under the CBCA unless:

  •
  such individual acted honestly and in good faith with a view to our best interests (or to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request, as the case may be); and

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  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual's conduct was lawful.

        The CBCA allows us to advance moneys to the individual for the costs, charges and expenses of any civil, criminal, administrative, investigative or other proceeding, but the individual must repay the moneys if the individual does not fulfill the conditions listed above.

        We may not indemnify or pay the expenses of the individual in respect of an action brought against the individual by or on behalf of us unless such indemnity or payment has been approved by the appropriate court.

        We or the individual or other entity may apply to the appropriate court for an order approving an indemnity under section 124 of the CBCA and the court may so order or make any further order that it sees fit. An applicant in such court application must give the Director under the CBCA notice of the application and the Director is entitled to appear and be heard in person or by counsel.

        The CBCA provides that we may purchase and maintain insurance for the benefit of the individual against any liability incurred by the individual in his capacity as one of our directors or officers or as a director or officer, or someone a similar capacity, of another entity, if he acts or acted in that capacity at our request.

        Our by-laws provide that, subject to the CBCA, we shall indemnify our directors and officers, our former directors or officers against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with us or other entity if:

  •
  the individual acted honestly and in good faith with a view to our best interest, or as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at our request; and

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  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

        We maintain liability insurance which insures our directors and officers against certain losses and which insures us against our obligations to indemnify our directors and officers.

        Our bylaws provide indemnification protection to our directors and officers which provide, among other things, that we will indemnify each of them against certain expenses incurred in respect of a proceeding in which such person is or may be joined as a party by reason of his or her corporate status. Such persons will be indemnified against all expenses, judgments, penalties, fines and amounts paid in settlement, provided that we will not indemnify such person if he or she did not act honestly and in good faith with a view to our best interests and, in the case of a criminal proceeding, the person did not have reasonable grounds for believing that his or her conduct in respect of which the proceeding was brought was lawful.

        In the event a claim is brought against an indemnified person by us or in our right, if applicable law so provides, we will not indemnify such person if he or she is finally adjudged to be liable to us, unless and to the extent that a court of competent jurisdiction determines that such indemnification will be made, and in such event we will indemnify such person in respect of certain legal expenses, which will not include any amounts to be paid in respect of any judgments, penalties, fines or amounts paid in settlement.

        Notwithstanding the foregoing, in the event that the indemnified person is substantially successful in the defense of a proceeding, we will indemnify such person in respect of certain legal expenses actually and reasonably incurred by him or her up to the maximum extent permitted by law for such expenses incurred in connection with each successfully resolved claim, issue or matter. Additionally, we will indemnify such persons against certain expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred including, without limitation, in respect of liability arising out of the negligence or active or passive wrongdoing of such indemnified person, provided that such payment may be limited as prescribed by law.

        Each of our officers and directors are indemnified against any and all charges and claims brought or made by any person or organization, and against expenses, penalties or fines incurred by such person in connection with the execution of his duties as an officer or director, provided, however, that the officer or director acted in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative proceeding, that he had reasonable grounds for believing that his conduct was lawful.

        Notwithstanding the foregoing, we will not indemnify such person if, among other things, a court of competent jurisdiction finds that such person did not act honestly and in good faith with a view to our best interests, in the case of a criminal proceeding enforced by a monetary penalty, the person did not have reasonable grounds for believing that his or her conduct in respect of which the proceeding was brought was lawful, in the case of any act, error or omission of such person, such person acted fraudulently or maliciously, or for any liabilities for which such person is entitled to indemnity pursuant to any valid or collectible policy of insurance obtained and maintained by us, to the extent of the amounts actually collected by such indemnified person under such policy.

        At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

MARKET INFORMATION

        Our common shares are traded on the Toronto Stock Exchange under the symbol "AKL". We have applied to have our common shares listed on The NASDAQ Global Market under the symbol AKLA. As of September 30, 2007, there were 384 holders of record of our outstanding common shares, of which there are 71 holders in the United States holding approximately 18.5% of our outstanding common shares. The following table sets forth, for the periods indicated, the high and low closing prices per common share in Canadian dollars and the average daily trading volume for our common shares on the Toronto Stock Exchange. However, you should not view this presentation as an indication that the market price of our common shares will continue at such levels.

	C$ Share Price
			Average Daily Trading Volume
	High	Low
Fiscal Year Ended December 31,
2002 (from May 9, 2002)	21.70	8.96	1,582
2003	10.36	6.16	2,475
2004	11.20	6.44	7,866
2005	8.19	4.62	7,140
2006	12.60	5.32	17,623
2007 (through October 5, 2007)	8.40	6.30	70,944
Quarter Ended
March 31, 2005	8.19	6.86	6,314
June 30, 2005	7.63	4.62	5,480
September 30, 2005	7.00	5.11	5,909
December 31, 2005	8.05	5.74	10,857
March 31, 2006	11.41	6.72	24,195
June 30, 2006	12.60	7.28	25,680
September 30, 2006	8.54	5.60	9,042
December 31, 2006	7.28	5.32	11,576
March 31, 2007	8.40	6.30	15,461
June 30, 2007	8.40	6.58	10,180
September 30, 2007	7.98	6.30	47,554
Last Six Months
April 2007	8.40	6.58	7,771
May 2007	7.56	6.72	5,485
June 2007	7.42	6.58	17,600
July 2007	7.70	6.72	12,542
August 2007	7.07	6.30	4,485
September 2007	6.86	6.30	23,600

        On October 5, 2007, the last reported sale price for the common shares on the Toronto Stock Exchange was C$6.44 per share, or $6.56 per share, based upon the noon buying rate in New York for cable transfers in foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York on such date of US$1 = C$0.9815.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common shares in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common shares in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

United States Resale Restrictions

        Based on shares outstanding as of September 30, 2007, upon the closing of this offering, we expect 17,018,294 common shares will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these outstanding shares, the 5,250,000 shares to be sold in this offering and 7,630,404 shares previously sold by us outside the United States pursuant to Regulation S under the Securities Act, other than shares subject to lock-up agreements or otherwise subject to restrictions under applicable securities laws (including shares held by affiliates), will be freely tradable without restrictions or further registration under the Securities Act.

        The remaining 3,138,143 common shares are restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered, if sold outside the United States pursuant to Regulation S under the Securities Act, or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 and Regulation S will be as follows:

Days After Date of this Prospectus	Number of Shares Eligible for Sale in Public Market	Comment
Existing Public Float	7,630,404
Upon Effectiveness	12,880,404	Assuming 5,250,000 shares sold in this offering
180 days after our common shares first commence trading on The NASDAQ Global Market	13,880,151	Lock-up period expires; includes 999,747 shares eligible for sale without Securities Act restrictions and excludes 3,138,143 shares eligible for sale under Rule 144 and 701 and Regulation S
Thereafter	13,880,151	Excludes 3,138,143 restricted securities held for one year or less or held by affiliates

        Additionally, (i) 252,898 shares are eligible for sale on exercise of a common share purchase warrant; and (ii) of the 1,118,934 shares issuable upon exercise of options to purchase our common shares outstanding as of September 30, 2007, approximately 740,606 shares will be vested and eligible for sale upon release of the lock-up.

Regulation S

        We are a foreign private issuer as defined in Regulation S. As a foreign private issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Therefore, except to the extent such shares are held by our affiliates or are subject to lock-up agreements, the 7,630,404 shares previously sold by us outside the United States pursuant to Regulation S, and any additional shares issued by us upon exercise of stock options or otherwise outside the United States pursuant to Regulation S, may be immediately resold in the public market without registration or restriction under the Securities Act.

        In addition, provided that we remain a foreign private issuer, and subject to any applicable lock-up agreements, the holders of our outstanding restricted securities may immediately resell such securities outside the United States without registration under the Securities Act pursuant to Regulation S. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an "offshore transaction" (which would include a sale through the Toronto Stock Exchange that is not pre-arranged with a U.S. buyer) if neither the seller nor any person acting on the seller's behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than a usual and customary broker's commission. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

  •
  one percent of the number of common shares then outstanding, which will equal approximately 170,183 shares immediately after this offering; or

  •
  the average weekly trading volume of our common shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell our common shares in the U.S. public market that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale of restricted shares and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Restricted shares acquired upon the exercise of stock options granted under our stock option plan or our 2007 Stock Incentive Plan in the United States pursuant to Rule 701 may be resold, beginning 90 days after the date of this prospectus, to the extent not subject to lock-up agreements, by:

  •
  persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and

  •
  our affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144.

        As of September 30, 2007, an aggregate of 1,826,790 common shares were authorized for issuance under our stock option plan. As of September 30, 2007, options to purchase a total of 1,118,934 common shares were outstanding (of which approximately 728,458 were vested) and 707,856 shares were available for future grants.

Form S-8 Registration Statements

        We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the common shares that are issuable upon exercise of outstanding stock options granted under our stock option plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, to the extent applicable, or subject in certain cases to vesting of such shares and to Rule 144 limitations applicable to affiliates.

Canadian Resale Restrictions

        Under the securities laws of the provinces of Canada, a person who owns our common shares will generally be able to freely sell those common shares in Canada. Any of our directors, officers and employees who purchase common shares from us pursuant to the exercise of options granted at any time prior to the date of this prospectus will generally be able to freely resell those common shares in Canada following the date of this prospectus, subject to the terms of applicable lock-up agreements.

Lock-up Agreements

        Each of our directors, officers and certain holders of 5% or more of our common shares ("5% Holders") have agreed not to sell or otherwise dispose of, directly or indirectly (for example, through a hedging or monetization transaction), any of our common shares (or any security convertible into or exchangeable or exercisable for our common shares), whether now owned or later acquired, without the prior written consent of Lazard Capital Markets LLC for a period of 180 days from the date our common shares first commence trading on the NASDAQ Global Market.

        Notwithstanding the foregoing and provided that such transferees agree in writing with Lazard Capital Markets LLC to be bound by the same transfer restrictions, our directors, officers and 5% Holders may nevertheless transfer securities without the prior written consent of Lazard Capital Markets LLC:

  •
  pursuant to a bona fide gift;

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  by way of disposition to any trust for the direct or indirect benefit of such holders and/or the immediate family of such holders;

  •
  pursuant to transfers occurring by bequest by will, operation of law, such as rules of descent and distribution, or statutes governing the effects of merger or qualified domestic order;

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  pursuant to transfers by such holders between or among any of its affiliates, and, if a limited partnership, limited liability company or corporation, to any limited or general partner, member or corporate subsidiary; or

  •
  by way of transactions relating to our common shares or other securities acquired in open market transactions after the completion of this offering.

        The lock-up agreements do not apply to any common shares purchased by our shareholders in this offering or through the facilities of the Toronto Stock Exchange or NASDAQ.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
AND CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

Overview

        The following is a summary of the anticipated material U.S. federal income tax consequences and certain Canadian income tax considerations generally applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. or Canadian federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. or Canadian federal income tax consequences of the acquisition, ownership, and disposition of common shares.

        This summary is not intended to be, and should not be construed as, legal or U.S. or Canadian federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares.

        IN ADDITION, TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE ("IRS") CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES HEREIN IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (B) SUCH DISCUSSION IS NOT INTENDED OR WRITTEN TO BE USED AND CANNOT BE USED BY ANY PERSON FOR THE PURPOSE OF AVOIDING ANY TAX PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

Scope of this Summary

Authorities

        This summary is based on the Code, Treasury Regulations (the Regulations) (whether final, temporary, or proposed), published rulings and administrative positions of the IRS, the Canada-U.S. Income Tax Treaty (the Treaty), U.S. court decisions that are applicable and current provisions of the Income Tax Act (Canada) (the Tax Act) the regulations thereunder and the current administrative and assessing practices of the Canada Revenue Agency and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

        For purposes of this summary, a U.S. Holder is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (iii) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

        For purposes of the Canadian federal income tax discussion herein, this summary is generally applicable to a U.S. Holder who, at all relevant times, for purposes of the Tax Act and the Treaty is neither resident nor deemed to be resident in Canada, is not affiliated with us for purposes of the Tax Act, deals at arm's length with us for the purposes of the Tax Act, holds the common shares as capital property and does not use or hold, and is not deemed to use or hold the common shares in connection with carrying on business in Canada. Special rules which are not discussed in this summary may apply to a non-Canadian holder that is an issuer that carries on an insurance business in Canada and elsewhere.

Non-U.S. Holders

        For purposes of this summary, a non-U.S. Holder is a beneficial owner of common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax or Canadian federal income tax consequences of the acquisition, ownership, and disposition of our common shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state, provincial, territorial and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (i) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (iii) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (iv) U.S. Holders that have a functional currency other than the U.S. dollar; (v) U.S. Holders that are liable for the alternative minimum tax under the Code; (vi) U.S. Holders that own our common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vii) U.S. Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (viii) U.S. Holders that hold our common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (ix) U.S. Holders that own (directly, indirectly, or constructively) 10 percent or more of the total combined voting power of all classes of our shares entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

        This summary does not address U.S. state, provincial, territorial and local or U.S. federal estate and gift tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult its own tax advisor regarding U.S. state, provincial, territorial and local and U.S. federal estate and gift tax consequences of the acquisition, ownership, and disposition of our common shares.

        For purposes of the Canadian federal income tax discussion herein, it is noted that this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, investors should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other taxes of any country, province, territory, state or local tax authority.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

  General Taxation of Distributions

        Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated earnings and profits. To the extent that a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and, thereafter, as gain from the sale or exchange of such common shares. (See "Disposition of common shares" below). Dividends received on the common shares generally will not be eligible for the dividends received deduction.

  Reduced Tax Rates for Certain Dividends

        For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (i) we are a qualified foreign corporation (as defined below), (ii) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (iii) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

        We generally will be a qualified foreign corporation under Section 1(h)(11) of the Code (a QFC) if (i) we were incorporated in a possession of the U.S., (ii) we are eligible for the benefits of the Treaty, or (iii) the common shares are readily tradable on an established securities market in the U.S. However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a PFIC for the taxable year during which we pay a dividend or for the preceding taxable year. In 2003, the IRS announced that it intended to issue Regulations providing procedures for a foreign corporation to certify that it is a QFC. Although these Regulations have not yet been issued, the IRS has confirmed its intention to issue these Regulations. It is expected that these Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a PFIC for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

        As discussed below, we believe that we were a PFIC for previous taxable years, and expect that we will be a PFIC for the current taxable year. (See "Passive Foreign Investment Company" below). Accordingly, we do not expect to be a QFC for the current or subsequent taxable year.

  Distributions Paid in Foreign Currency

        The amount of a distribution received on the common shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

        A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder's adjusted tax basis in the common shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year.

        Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

Canadian Tax Considerations on Disposition of Common Shares

        A U.S. Holder will not be subject to tax under the Tax Act with respect to any capital gain realized on a disposition of our common shares unless (i) such common shares constitute taxable Canadian property, as defined in the Tax Act, of the U.S. Holder and (ii) the U.S. Holder is not entitled to relief under the Treaty. Provided the common shares are then listed on a prescribed stock exchange, which currently includes the Toronto Stock Exchange and The NASDAQ Global Market, the common shares generally will not constitute taxable Canadian property of a U.S. Holder, unless at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder together with all such persons owned, in aggregate 25 percent or more of the issued shares of any class or series of shares of our capital stock. In this case, the common shares will constitute taxable Canadian property to the U.S. Holder. U.S. Holders whose common shares are taxable Canadian property should consult their own advisors. It is also noted that in certain circumstances set out in the Tax Act, our common shares could be deemed to be taxable Canadian property. Accordingly, U.S. Holders should consult their own tax advisers to determine whether the common shares will constitute taxable Canadian property in their particular circumstances.

Dividends—Foreign Tax Deduction or Credit

        Canada generally imposes a 25% withholding tax on dividends paid or credited or deemed to be paid or credited, by a Canadian corporation to non-residents of Canada. However, under the Treaty the rate of non-resident withholding tax on dividends, paid or credited or deemed to be paid or credited to U.S. Holders that are entitled to benefits under the Treaty will generally be reduced to:

  •
  5 percent of the gross amount of the dividends if the beneficial owner is a company which owns at least 10 percent of our voting stock; and

  •
  15 percent of the gross amount of the dividends in all other cases.

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or, subject to applicable limitations referred to below, a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's foreign source taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. In addition, this limitation is calculated separately with respect to specific categories of income. For taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to the passive category income and the general category income (and other previous categories of income are eliminated). Gains or losses recognized by a U.S. Holder on the sale or other taxable disposition of common shares and foreign currency gains generally will be treated as U.S. source for purposes of applying the foreign tax credit rules.

        Dividends received on the common shares generally will be treated as foreign source and generally will be categorized as passive income or, in the case of certain U.S. Holders, financial services income that is categorized as general category income for purposes of applying the foreign tax credit rules. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

        Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, our common shares generally will be subject to information reporting and backup withholding tax, at the rate of 28 percent, if a U.S. Holder (i) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Passive Foreign Investment Company

        We generally will be a PFIC under Section 1297(a) of the Code if, for a taxable year when, (i) 75 percent or more of our gross income for such taxable year is passive income or (ii) on average, 50 percent or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and make an election). Passive income includes, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

        For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another corporation, we will be treated as if we (i) held a proportionate share of the assets of such other foreign corporation and (ii) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a related person (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

        Because we are a clinical-stage biopharmaceutical company which has not yet recognized significant operating income and our gross income consists mostly of interest, we have been a PFIC for previous taxable years. We may also be a PFIC in the current taxable year as well as future taxable years until we generate significant operating income. A U.S. Holder can avoid the adverse U.S. federal income tax consequences of holding shares in a PFIC by making a qualified electing fund (QEF Election) election (see below). Under a QEF Election, generally, an electing U.S. Holder will be required each taxable year in which we are a PFIC to recognize, as ordinary income, a pro rata share of our earnings, and to recognize, as capital gain, a pro rata share of our net capital gain. Accordingly, because we expect that we only will be a PFIC in taxable years in which we do not generate any net income, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election. Furthermore, in any taxable year in which we generate significant operating income, we may cease to be a PFIC and the QEF Election will not be applicable.

        The determination of whether we were, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether we will be a PFIC for the current taxable year and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we were not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

        If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes a QEF Election under Section 1295 of the Code or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a Non-Electing U.S. Holder.

        A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (i) any gain recognized on the sale or other taxable disposition of common shares and (ii) any excess distribution received on the common shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125 percent of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the common shares, if shorter).

        Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution received on our common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for such common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the common shares (other than years prior to our first taxable year beginning after December 31, 1986 for which we were not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as personal interest, which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

        If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent taxable years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold on the last day of the last taxable year for which we were a PFIC.

        In addition, if we are a PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by us of the shares of such other foreign corporation or a distribution received by us from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

QEF Election

        A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code as discussed above. A U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares. Furthermore, for each taxable year in which we are a PFIC, an electing U.S. Holder will recognize, for U.S. federal income tax purposes, such U.S. Holder's pro rata share of (i) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (ii) and our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Accordingly, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election so long as we do not generate any net income. Generally, net capital gain is the excess of net long-term capital gain over net short-term capital loss, and ordinary earnings are the excess of earnings and profits over net capital gain. A U.S. Holder that makes a QEF Election will include such U.S. Holder's pro rata share of our net capital gain and ordinary earnings for each taxable year in which we are a PFIC, even though such amounts may not be distributed to such U.S. Holder by us. A U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as personal interest, which is not deductible.

        A U.S. Holder that makes a QEF Election generally (i) may receive a tax-free distribution from us to the extent that such distribution represents our earnings and profits that were previously included in income by the U.S. Holder because of such QEF Election and (ii) will adjust such U.S. Holder's tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.

        The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election generally will be timely if it is made for the first year in a U.S. Holder's holding period for our common shares in which we are a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder's U.S. federal income tax return for such first year. However, if we were a PFIC in a prior year in a U.S. Holder's holding period for the common shares, then in order to be treated as making a timely QEF Election, such U.S. Holder must elect to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date for an amount equal to the fair market value of the common shares on the qualification date. The qualification date is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

        A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in our common shares. Accordingly, if such U.S. Holder reacquires an interest in our common shares, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we were a PFIC.

        In the event we are a PFIC, we will satisfy recordkeeping requirements that apply to a QEF and supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedures for making, a QEF Election.

Mark-to-Market Election

        A U.S. Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be marketable stock if the common shares are regularly traded on a qualified exchange or other market. For this purpose, a qualified exchange or other market includes (i) a national securities exchange that is registered with the SEC, (ii) the national market system established pursuant to section 11A of the Exchange Act, or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (a) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced) and (b) the rules of such foreign exchange effectively promote active trading of listed stocks. If the common shares are traded on such a qualified exchange or other market, the common shares generally will be regularly traded for any calendar year during which the common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

        A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be marketable stock or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

        A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares.

        A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (i) the fair market value of the common shares as of the close of such taxable year over (ii) such U.S. Holder's adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the (ii) common shares over the fair market value of such common shares as of the close of such taxable year or the excess, if any, of the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

        A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder's tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

        The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

UNDERWRITING

        Our common shares are being offered in the United States by Lazard Capital Markets LLC, Oppenheimer & Co., Inc., Broadpoint Capital, Inc. and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the common shares outside of the United States.

        Lazard Capital Markets LLC, Oppenheimer & Co., Inc. and Broadpoint Capital, Inc. are acting as representatives for the several underwriters. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the number of common shares listed opposite their names below.

Underwriters	Number of Shares
Lazard Capital Markets LLC
Oppenheimer & Co., Inc.
Broadpoint Capital, Inc.

Total Shares	5,250,000

        Except for the underwriters' over-allotment option described below, the underwriters have agreed to purchase all of the common shares sold pursuant to the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The public offering price for our common shares offered in the United States is payable in U.S. dollars, except as we and the underwriters may otherwise agree.

        Pursuant to the terms of the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Public Offering Price, Commissions and Discounts and Offering Expenses

        The underwriters will initially offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession in the United States not in excess of $       per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $       per share to other dealers. If all of the common shares are not sold at the initial public offering price, the underwriters may change the initial public offering price and the other selling terms.

        The following table shows the initial public offering price, underwriting discount and proceeds before expenses to the Company. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase up to an additional 787,500 common shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

        The expenses of the offering payable by us, not including the underwriting discounts and commissions, are estimated at $3.0 million.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Over-allotment Option

        We have granted an option to the underwriters to purchase up to 787,500 additional common shares at the public offering price set forth in the table above. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter's initial amount reflected in the above table. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the underwriters' exercise of this over-allotment option.

Lock-Up Agreements

        We have agreed, with exceptions, not to sell or transfer any of our common shares for at least 180 days, subject to extension as described below, after the date our common shares first commence trading on The NASDAQ Global Market without first obtaining the written consent of Lazard Capital Markets LLC. Excluding existing obligations under contracts or agreements to which we are a party, we have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any of our common shares;

  •
  sell any option or contract to purchase any of our common shares;

  •
  purchase any option or contract to sell any of our common shares;

  •
  grant any option, right or warrant for the sale of any of our common shares, except pursuant to existing compensation, benefit or stock option plans;

  •
  lend or otherwise dispose of or transfer any of our common shares;

  •
  request or demand that we file a registration statement related to our common shares; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any of our common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to our common shares and to securities convertible into or exchangeable or exercisable for or repayable with our common shares.

        In addition, each of our directors and officers and certain shareholders holding more than 5% of our common shares have agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly (for example, through a hedging or monetization transaction), any of our common shares (or any security convertible into or exchangeable or exercisable for our common shares), whether now owned or later acquired (other than common shares purchased in this offering or through the facilities of the Toronto Stock Exchange or NASDAQ), without the prior written consent of Lazard Capital Markets LLC for a period of 180 days from the date our common shares first commence trading on The NASDAQ Global Market.

        If we issue an earnings release or announce significant news or a significant event during the 16-day period beginning on the last day the restrictions would otherwise apply, then the restrictions under the lock-up agreements will continue to apply for 15 calendar days plus three business days from the date we issue the earnings release or the date the significant news or event occurs. At any time and without public notice, Lazard Capital Markets LLC may in its sole discretion release all or some of the securities from these lock-up agreements.

Listing on The NASDAQ Global Market

        We have applied to list our common shares on The NASDAQ Global Market under the symbol "AKLA". Such listing will be subject to us fulfilling all the listing requirements of The NASDAQ Global Market.

        An active trading market in the United States for the common shares may not develop. It is also possible that after the offering the common shares will not trade in the public market at or above the initial public offering price.

        The underwriters do not expect to sell more than five percent of the common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the common shares is completed, SEC and NASDAQ rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the underwriters may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price, subject to certain conditions described below.

        If the underwriters create a short position in our common shares in connection with the offering, i.e., if they sell more common shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. Covered short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make naked short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of the common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of our common shares to stabilize their price or to reduce a short position may cause the price of our common shares to be higher than it might be in the absence of such purchases.

        Lazard Capital Markets LLC may also impose a penalty bid on underwriters and selling group members. This means that if Lazard Capital Markets LLC purchases common shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the common shares in that it discourages resales of those shares.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Market Making

        In connection with this offering, some underwriters who are qualified market makers on The NASDAQ Global Market may engage in passive market making transactions in our common shares on The NASDAQ Global Market. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common shares. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common shares; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specific percentage of the passive market maker's average daily trading volume in our common shares during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common shares to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Internet Offering

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

No Public Offering Outside the United States

        We have filed a non-offering version of this prospectus with the Ontario Securities Commission under the securities laws of the Province of Ontario to address possible future resales of the common shares in the Province of Ontario. That prospectus does not qualify the distribution of our common shares to purchasers in Ontario.

        No action has been or will be taken in any other jurisdiction outside the United States that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to our company or our common shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

        Purchasers of the common shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Notice to Residents of European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of our common shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe for our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Residents of the United Kingdom

        Each of the underwriters severally represents, warrants and agrees as follows:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

Notice to Residents of Germany

        Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the Act) of the Federal Republic of Germany has been or will be published with respect to our common shares. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common shares otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

        Our common shares are being issued and sold outside the Republic of France and, in connection with their initial distribution, each underwriter has represented that it has not offered or sold and will not offer or sell, directly or indirectly, any of our common shares to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to our common shares, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

        Our common shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, Professional Investors), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common shares is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common shares, and this prospectus or any other offering material relating to our common shares may not be considered an offer or the prospect of an offer to sell or exchange our common shares.

Notice to Residents of Italy

        The offering of our common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the CONSOB) pursuant to Italian securities legislation and, accordingly, our common shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to our common shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the Regulation No. 11522), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the Financial Service Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of our common shares or distribution of copies of this prospectus or any other document relating to our common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the Italian Banking Law), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing our common shares in the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in the offering occurs in compliance with applicable laws and regulations.

        This prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has only partially implemented the Prospectus Directive; the provisions under the heading "Notice to Residents of European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Relationship Between Our Company And Certain Underwriters

        Some of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may in the future receive, customary fees.

Expenses Related to this Offering

        Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of our common shares. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

        We estimate that we will pay approximately $3.0 million of expenses for this offering, consisting of the following:

SEC registration fee	$1,216
Financial Industry Regulatory Authority filing fee	7,450
NASDAQ Global Market listing fee	100,000
Accounting fees and expenses	850,000
Legal fees and expenses	1,300,000
Printing, mailing and administrative fees	500,000
Transfer agent and registrar fees	100,000
Miscellaneous	141,334

Total	$3,000,000

        The address of Lazard Capital Markets LLC is 30 Rockefeller Plaza, New York, New York 10020.

        The address of Oppenheimer & Co., Inc. is 125 Broad Street, 16th Floor, New York, New York 10004.

        The address of Broadpoint Capital, Inc. is One Penn Plaza, 42nd Floor, New York, New York 10119.

LEGAL MATTERS

        Legal matters relating to Canadian law, the offering and the validity of the common shares offered in this offering are being passed upon for us by Gowling Lafleur Henderson LLP, Toronto, Ontario. Legal matters relating to U.S. law and the offering are being passed upon for us by Kirkpatrick & Lockhart Preston Gates Ellis LLP, Boston, Massachusetts and New York, New York. Legal matters relating to Canadian law and the offering are being passed upon for the underwriters by Osler,

Hoskin & Harcourt LLP. The underwriters have been advised by Goodwin Procter LLP, Boston, Massachusetts with respect to certain legal matters relating to this offering involving U.S. law.

EXPERTS

        KPMG LLP, 600 de Maisonneuve Boulevard West, Suite 1500, Montréal, Québec, Canada H3A OA3, an independent registered public accounting firm, has audited our consolidated balance sheets as of December 31, 2005 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended December 31, 2004, 2005 and 2006, as set forth in their report thereon appearing elsewhere herein. We have included our consolidated financial statements in the prospectus in reliance on KPMG LLP's report, given on their authority as experts in accounting and auditing.

        KPMG LLP, United States, an independent registered public accounting firm, has audited the consolidated balance sheet of Formulation Technologies, L.L.C. as of December 31, 2005 and 2006 and the related statements of operations, members' equity and cash flows for the years then ended, as set forth in their report thereon appearing elsewhere herein. We have included these financial statements in the prospectus in reliance on KPMG LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form F-1 under the Securities Act, with respect to our common shares offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common shares, we refer you to the registration statement and the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

        We are a foreign private issuer as defined under Rule 3b-4 under of the Exchange Act. As a result, although upon completion of the offering we will become subject to the informational requirements of the Exchange Act, as long as we qualify as a foreign private issuer, we will be exempt from certain informational requirements of the Exchange Act which domestic issuers are subject to, including the proxy rules under Section 14 of the Exchange Act and the insider reporting and short-profit provisions under Section 16 of the Exchange Act. We will also be subject to the full informational requirements of the securities commissions in certain of the provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the Canadian provincial securities commissions. These filings are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system. We also intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

AKELA PHARMA INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Akela Pharma Inc.

        We have audited the accompanying consolidated balance sheets of Akela Pharma Inc., (formerly LAB International Inc.) and subsidiaries (the "Company") as of December 31, 2005 and 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.

        We also reported separately on March 21, 2007, to the stockholders of the Company, on our audit conducted in accordance with Canadian generally accepted auditing standards, where we expressed an opinion without reservation on the December 31, 2005 and 2006 consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants

Montréal, Canada
April 13, 2007, except for
note 22(b) which is as of
October 10, 2007

Akela Pharma Inc.

Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$13,989	$35,304	$12,120
Cash held in escrow	465	—	—
Accounts receivable (note 6)	7,149	1,347	2,861
Receivable from collaborative agreement (note 5)	—	—	10,828
Work in progress	1,990	—	—
Research tax credits receivable	1,146	—	—
Prepaid expenses	1,085	713	776

Total current assets	25,824	37,364	26,585
Restricted cash	—	—	600
Property and equipment (note 7)	24,448	397	3,568
Goodwill	—	—	2,280
Intangible assets (note 8)	3,085	663	4,633
Other assets (note 9)	1,468	828	2,231
Deferred income taxes (note 12)	5,909	—	—

Total assets	$60,734	$39,252	$39,897

Liabilities
Current liabilities
Bank loan	$371	$—	$—
Accounts payable	4,904	2,624	3,166
Accrued liabilities	4,924	2,317	3,830
Income taxes payable	—	277	—
Deferred revenue	5,209	1,606	1,477
Current portion of long-term debt (note 10)	2,002	1,456	1,270
Current portion of convertible debenture (note 11)	1,298	—	—
Due to selling shareholders of LAB Denmark	465	—	—
Deferred income taxes (note 12)	592	—	—

Total current liabilities	19,765	8,280	9,743
Deferred revenue	—	—	10,966
Long-term debt (note 10)	16,933	4,248	5,360
Convertible debenture (note 11)	1,353	—	—
Deferred income taxes (note 12)	2,141	—	—
Warrants (note 11)	720	488	—
Derivative-related liability (note 11)	1,069	—	—

Total liabilities	41,981	13,016	26,069

Redeemable common shares (862,791 common shares outstanding with no par value at June 30, 2007) (note 22)	—	—	4,379
Stockholders' Equity
Share capital (9,997,476, 10,891,218 and 10,900,146 common shares outstanding with no par value at December 31, 2005 and 2006 and June 30, 2007 (unaudited) (note 13))	35,714	42,456	42,508
Warrants (note 13)	1,571	95	488
Additional paid-in capital	4,883	6,862	7,380
Accumulated other comprehensive income	1,576	2,618	2,618
Accumulated deficit	(24,991)	(25,795)	(43,545)

Total stockholders' equity	18,753	26,236	9,449

Total liabilities and stockholders' equity	$60,734	$39,252	$39,897

Commitments and contingencies (note 17)
Subsequent events (note 22)

See accompanying notes to these consolidated financial statements.

Akela Pharma Inc.

Consolidated Statements of Operations

(in thousands of U.S. dollars, except share and per share data)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues
Research services	$18,311	$35,767	$23,157	$20,301	$—
Pharma	1,042	2,566	2,281	—	4,358

	19,353	38,333	25,438	20,301	4,358

Operating expenses
Cost of sales	8,828	20,477	12,857	11,236	2,580
Selling, general and administrative	9,501	15,653	16,763	9,319	6,761
Research and development	9,710	9,580	13,356	5,097	11,851
Operating leases	2,239	2,620	1,894	1,275	1,621
Impairment of property and equipment (note 15)	—	—	3,523	—	—
Restructuring charges (note 15)	—	—	335	—	264
Foreign exchange loss (gain)	(45)	(14)	1,069	363	(779)

	30,233	48,316	49,797	27,290	22,298

Earnings (loss) before undernoted items	(10,880)	(9,983)	(24,359)	(6,989)	(17,940)

Other
Gain on disposal of LAB Research Inc. (note 3)	—	—	32,759	—	—
Share in net income of a company subject to significant influence	—	—	265	—	—
Change in fair value of derivative-related liability and warrants (note 11)	—	669	(1,204)	(1,554)	—
Interest on long-term debt	(398)	(2,407)	(1,582)	(1,381)	(97)
Interest income	—	38	530	44	425

	(398)	(1,700)	30,768	(2,891)	328

Earnings (loss) before income taxes	(11,278)	(11,683)	6,409	(9,880)	(17,612)

(Provision for) recovery of income taxes
Current	(1,236)	(1,763)	(2,520)	(1,062)	(138)
Deferred	601	2,314	(4,693)	877	—

	(635)	551	(7,213)	(185)	(138)

Net earnings (loss) for the year	$(11,913)	$(11,132)	$(804)	$(10,065)	$(17,750)

Basic and diluted loss per common share (note 16)	$(2.23)	$(1.41)	$(0.08)	$(1.00)	$(1.52)

Basic and diluted weighted average common shares (note 16)	5,338,366	7,905,772	10,388,586	10,076,525	11,674,505

Consolidated statements of comprehensive income
Net earnings (loss) for the year	$(11,913)	$(11,132)	$(804)	$(10,065)	$(17,750)
Foreign currency translation adjustments	2,639	(1,042)	(86)	616	0

Comprehensive earnings (loss)	$(9,274)	$(12,174)	$(890)	$(9,449)	$(17,750)

See accompanying notes to these consolidated financial statements.

Akela Pharma Inc.

Consolidated Statements of Stockholders' Equity

(in thousands of U.S. dollars, except share data)

	Number of shares	Share capital	Share capital issuable	Additional paid-in capital	Warrants	Accumulated deficit	Accumulated other comprehensive income	Total stockholders' equity
Balance—December 31, 2003	4,777,065	$9,075	$—	$2,240	$1,509	$(1,946)	$(21)	$10,857
Fair value of broker warrants issued as compensation to agents	—	—	—	—	192	—	—	192
Expiration of broker units	—	—	—	177	(177)	—	—	—
Stock-based compensation	—	—	—	755	—	—	—	755
Issued in connection with acquisition of LAB Pharma	718,339	4,772	—	—	—	—	—	4,772
Issued in connection with private placements, net of issuance costs of $741	988,462	4,184	—	—	1,098	—	—	5,282
Other issuances for cash	520,089	2,909	—	—	—	—	—	2,909
Shares issuable to principal vendors of LAB Pharma	—	—	2,212	—	—	—	—	2,212
Shares issuable for purchase of a customer list	—	—	208	—	—	—	—	208
Exercise of warrants	1,429	10	—	—	—	—	—	10
Issued in connection with services rendered	3,571	26	—	—	—	—	—	26
Foreign currency translation adjustment	—	—	—	—	—	—	2,639	2,639
Net loss for the year	—	—	—	—	—	(11,913)	—	(11,913)

Balance—December 31, 2004	7,008,955	$20,976	$2,420	$3,172	$2,622	$(13,859)	$2,618	$17,949
Fair value of broker warrants issued as compensation to agents	—	—	—	—	8	—	—	8
Stock-based compensation	—	—	—	379	—	—	—	379
Expiration of brokers units	—	—	—	196	(196)	—	—	—
Expiration of warrants	—	—	—	1,136	(1,136)	—	—	—
Issued in connection with private placements, net of issuance costs of $1,235	2,321,437	11,158	—	—	273	—	—	11,431
Shares issued to principal vendors of LAB Pharma	372,768	2,212	(2,212)	—	—	—	—	—
Issued in connection with the purchase of a customer list	28,571	208	(208)	—	—	—	—	—
Issued in connection with the acquisition of Seyvika	265,745	1,160	—	—	—	—	—	1,160
Foreign currency translation adjustment	—	—	—	—	—	—	(1,042)	(1,042)
Net loss for the year	—	—	—	—	—	(11,132)	—	(11,132)

Balance—December 31, 2005	9,997,476	$35,714	$—	$4,883	$1,571	$(24,991)	$1,576	$18,753

See accompanying notes to these consolidated financial statements.

	Number of shares	Share capital	Share capital issuable		Additional paid-in capital	Warrants	Accumulated deficit	Accumulated other comprehensive income	Total stockholders' equity

Balance forward	9,997,476	$35,714	$		$4,883	$1,571	$(24,991)	$1,576	$18,753
Stock-based compensation	—	—		—	619	—	—	—	619
Expiration of broker units	—	—		—	177	(177)	—	—	—
Expiration of warrants	—	—		—	1,276	(1,276)	—	—	—
Shares issued on settlement of convertible debentures	659,778	5,264		—	—	—	—	—	5,264
Milestone payment, net of services rendered of $39	192,617	1,069		—	—	—	—	—	1,069
Other	2,857	25		—	—	—	—	—	25
Exercise of warrants	15,714	145		—	—	(23)	—	—	122
Exercise of options	22,776	239		—	(93)	—	—	—	146
Foreign currency translation adjustment	—	—		—	—	—	—	(86)	(86)
Disposal of LAB Research Inc.	—	—		—	—	—	—	1,128	1,128
Net loss for the year	—	—		—	—	—	(804)	—	(804)

Balance—December 31, 2006	10,891,218	$42,456		$—	$6,862	$95	$(25,795)	$2,618	$26,236
Services rendered in exchange for shares	8,928	52		—	—	—	—	—	52
Expiration of warrants	—	—		—	95	(95)	—	—	—
Reclass of warrant liability on January 1, 2007 as a result of change in functional currency (note 11)	—	—		—	—	488	—	—	488
Stock-based compensation	—	—		—	423	—	—	—	423
Net loss	—	—		—	—	—	(17,750)	—	(17,750)

Balance—June 30, 2007 (unaudited)	10,900,146	$42,508		$—	$7,380	$488	$(43,545)	$2,618	$9,449

See accompanying notes to these consolidated financial statements.

Akela Pharma Inc.

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from
Operating activities
Net loss for the year	$(11,913)	$(11,132)	$(804)	$(10,065)	$(17,750)
Adjustments for
Amortization of property and equipment	1,302	2,694	2,194	1,548	409
Amortization of intangible assets	67	443	393	316	558
Amortization of other assets	7	5	266	11	—
Change in fair value of derivative-related liability and warrants	—	(669)	1,204	1,554	—
Accretion expense on convertible debentures	—	786	495	509	—
Stock-based compensation	755	379	619	355	423
Impairment of property and equipment	—	—	3,523	—	—
Intellectual property and R&D acquired in exchange for shares	4,591	1,288	1,017	—	—
Gain on disposal of LAB Research Inc. (note 3)	—	—	(32,759)	—	—
Share in net income of a company subject to significant influence	—	—	(265)	—	—
Gain on disposal of long-term investment	—	—	(129)	—	—
Services rendered in exchange for shares	26	—	24	24	52
Unrealized foreign exchange loss (gain)	—	(170)	957	459	(779)
Deferred income taxes	(601)	(2,314)	4,693	(877)	—
In-process research and development expense	—	—	—	—	3,600
Changes in operating assets and liabilities (note 18(a))	937	2,286	(234)	(541)	(818)

	(4,829)	(6,404)	(18,806)	(6,707)	(14,305)

Financing activities
Restricted cash	—	—	—	—	(600)
Proceeds from exercise of stock options and warrants	10	—	269	294	—
Proceeds from private placements	6,023	12,666	—	—	—
Share issuance costs	(741)	(1,235)	—	—	—
Proceeds from issue of convertible debentures	4,374	4,958	—	—	—
Repayment of convertible debentures	—	(891)	(458)	(507)	—
Deferred financing fees	(436)	(316)	—	—	—
Proceeds from issuance of long-term debt	3,984	2,151	1,423	628	1,200
Repayment of long-term debt	(569)	(4,401)	(1,309)	(1,114)	(1,860)
Repayment of capital leases	—	(257)	—	—	—
Proceeds from bank loan	—	357	197	(184)	—
Repayments under bank credit facilities	(334)	(44)	(381)	—	—
Proceeds from finance obligation under sale-lease back transaction	—	5,158	—	—	—
Fees on sale-lease back transaction	—	(250)	—	—	—

	12,311	17,896	(259)	(883)	(1,260)

Investing activities
Acquisition of PharmaForm, net of cash	—	—	—	—	(7,076)
Proceeds from disposal of LAB Research Inc. (note 3)	—	—	50,490	—	—
Fees on sale of LAB Research Inc. (note 3)	—	—	(5,185)	—	—
Deferred corporate transaction costs	—	—	(851)	—	(1,403)
Business acquisition, net of cash acquired	490	(5,003)	—	—	—
Payment to TRC shareholders	(384)	—	—	—	—
Costs related to acquisition of LAB Denmark	(39)	—	—	—	—
Cash balance transferred to LAB Research Inc. upon sale	—	—	(847)	—	—
Payment of holdback payable	—	(54)	—	—	—
Additions to property and equipment	(2,535)	(2,350)	(1,830)	(1,120)	(869)
Proceeds from disposal of property and equipment	36	—	—	—	—
Additions to intangible assets	(31)	(270)	(391)	(55)	—
Other assets	6	(1,225)	(150)	(1,844)	295

	(2,457)	(8,902)	41,236	(3,019)	(9,053)

Net increase (decrease) in cash and cash equivalents	5,025	2,590	22,171	(10,609)	(24,618)
Cash and cash equivalents—Beginning of period	4,363	10,024	13,989	13,989	35,304
Effect of exchange rate changes	636	1,375	(856)	433	1,434

Cash and cash equivalents—End of period	$10,024	$13,989	$35,304	$3,813	$12,120

See accompanying notes to these consolidated financial statements.

Akela Pharma Inc.

Notes to Consolidated Financial Statements

(in thousands of U.S. dollars, except share and per share data)

1.    Nature of operations

        Until August 2006, Akela Pharma Inc., formerly LAB International Inc., (the "Company") was a fully integrated drug development company operating in two distinct business units. The Pharma business unit ("Pharma") continues the development of novel therapeutics and platforms with a focus on inhalation delivery. Pharma's drug development activities were supported by the scientific expertise, infrastructure and cash flows derived from the Company's second business unit, LAB Research Inc. ("LRI"), a pre-clinical contract research services organization with operations in North America and Europe. In August 2006, the Company sold a majority interest in LRI as part of a public offering for this segment. In September and November 2006, the Company sold its remaining interests in LRI. In total, the Company realized aggregate proceeds of $50,490 (C$56,891) from the disposal of its entire interest in LRI. Following these disposal transactions, the Company is now exclusively a drug development company, whose primary business activity is the development of therapeutics and platforms with a focus on inhalation delivery. Subsequent to year-end the Company acquired Formulation Technologies, L.L.C. (see note 22), and the shareholders approved a change in the name of the Company to Akela Pharma Inc.

        The following summarizes financial information for the ongoing combined Pharma and corporate segments (see also note 21—Segment disclosures):

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Revenues	$1,042	$2,566	$2,281	$360	$4,358
Cost of sales	—	—	—	—	(2,580)
Selling, general and administrative	(4,633)	(7,523)	(10,251)	(2,240)	(6,761)
Research and development	(9,710)	(9,580)	(13,356)	(5,097)	(11,851)
Operating leases	(811)	(821)	(1,168)	(473)	(1,621)
Impairment of property and equipment	—	—	(3,523)	—	—
Restructuring	—	—	(335)	—	(264)
Foreign exchange gain (loss)	(98)	(83)	(1,047)	(414)	779
Interest expense	(95)	(1,647)	(785)	(706)	(97)
Interest income	—	38	530	44	425

Segment loss	$(14,305)	$(17,050)	$(27,654)	$(8,526)	$(17,612)

	December 31,		June 30,
	2005	2006	2007
			(unaudited)
Current assets
Cash	$11,249	$35,304	$12,120
Accounts receivable	1,329	1,347	2,861
Receivable from collaborative agreement	—	—	10,828
Other current assets	285	713	776

	12,863	37,364	26,585
Restricted cash	—	—	600
Property and equipment	4,137	397	3,568
Goodwill	—	—	2,280
Intangible assets	554	663	4,633
Other assets	220	828	2,231

	$17,774	$39,252	$39,897

Current liabilities
Accounts payable and accrued liabilities	$3,674	$4,941	$6,996
Income taxes payable	—	277	—
Deferred revenue	1,192	1,606	1,477
Current portion of long-term debt	—	1,456	1,270
Current portion of convertible debenture	1,298	—	—
Due to selling shareholders of LAB Denmark	465	—	—

	6,629	8,280	9,743
Deferred revenue	—	—	10,966
Long-term debt	3,824	4,248	5,360
Convertible debenture	1,353	—	—
Deferred income taxes	—	—	—
Warrants	720	488	—
Derivative-related liability	1,069	—	—
Equity	4,179	26,236	13,828

	$17,774	$39,252	$39,897

        The balance sheets at December 31, 2006 and June 30, 2007 presented above already reflect the disposal of LRI. The balance sheet at December 31, 2005 presents only the Pharma business.

        The Company is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Company anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing will be sufficient to meet the Company's requirements for the next year.

2.    Significant accounting policies

Basis of presentation

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted ("U.S. GAAP") in the United States. The significant accounting policies of the Company are summarized below.

Principles of consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. As described in note 3, the Company disposed of a majority interest in LRI on August 3, 2006. The results of operations of LRI are consolidated with those of the Company up until the date of loss of control. From August 3 up until November 9, 2006, the date of sale of the remaining interest in LRI, the Company accounted for its interest in LRI using the equity method. Under the equity method, the carrying value of the investment is adjusted for the Company's share of earnings or losses less dividends. All significant intercompany balances and transactions have been eliminated on consolidation.

Cash and cash equivalents

        All highly liquid investments with an original maturity of three months or less at the time of acquisition are accounted for as cash equivalents.

Property and equipment

        Property and equipment are recorded at cost. Assets under capital leases are recorded at the present value of minimum lease payments. Amortization is computed using the straight-line method over the following periods:

Buildings	11 to 33 years
Laboratory equipment	5 to 10 years
Manufacturing equipment	5 to 10 years
Computer equipment and software	3 to 5 years
Furniture and office equipment	3 to 7 years
Leasehold improvements	7 to 10 years
Automotive equipment	5 to 7 years
Capital leases	Over the lease terms

Capital leases

        The Company enters into leases relating to laboratory, computer and software, furniture and office, automotive equipment, in which substantially all the benefits and risks of ownership are transferred to the Company. They are recorded as capital leases and classified as property and equipment and long-term borrowings. All other leases are classified as operating leases and leasing costs are expensed in the year in which they are incurred.

Intangible assets

        An acquired intangible asset is recorded at cost and amortized on a straight-line basis over the following periods which represent the respective estimated useful lives:

Patents	10 to 20 years
Trademarks	10 years
Customer list	22 months
Customer contracts and relationships	3 to 7 years
Non-competition agreement	5 years
FDA/DEA certifications	3 years

Impairment of long-lived assets

        The Company tests long-lived assets or asset groups for future recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. The Company's long-lived assets consist primarily of property and equipment and intangible assets.

        Recoverability of a long-lived asset is assessed by comparing the carrying amount of the asset to the sum of the estimated undiscounted future cash flows expected from its use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable and the amount of such impairment loss is determined as the excess of the carrying amount over the asset's fair value. Fair value is the estimated value at which the asset could be bought or sold in a transaction between willing parties. The fair value against which the asset is measured may be established based on comparable information or transactions, or any other acceptable method of assessment.

Deferred financing fees

        The costs of obtaining long-term financing are recorded in other assets in the consolidated balance sheets and amortized using the effective interest method over the term of the related debts ranging from three to five years.

Income taxes

        The Company uses the tax liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to reverse. The Company establishes a valuation allowance against deferred income tax assets if, based on available information, it is more likely than not that some or all of the deferred income tax assets will not be realized.

Revenue recognition

        The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" and Emerging Issues Task Force, Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables."

        Pharma's revenues consist of pharmaceutical testing services performed on behalf of third parties. Revenues are recognized at the time research activities are performed under the agreement. Upfront and milestone payments which require the Company's ongoing involvement are deferred and amortized into income over the estimated period of service. Upfront payments are nonrefundable. When a milestone is achieved, a portion of the milestone revenue equal to the amount of progress towards completion of the total contract is recognized. The remaining portion of the milestone is amortized into future periods as additional progress towards completion is achieved. To measure performance, the Company compares the direct labor costs incurred to estimated total direct labor contract costs through completion. The Company believes direct labor cost reliably tracks the progress toward completion and is the best indicator of the performance under the contract obligations because our service is people intensive. Therefore, such costs directly correspond to the level of effort necessary to perform the service. The estimated total direct labor costs to complete a project are reviewed and revised periodically throughout the lives of the contracts, with adjustments to revenue resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are first identified. Fees for development funding, sales and royalties are recognized when the service is rendered or the product delivered, the amount is determinable and collectibility is reasonably assured. Deferred revenues represents deferred license fees and payments received in advance of services being performed, milestones being reached or from final deliverables being provided.

        LRI's revenues are included up until August 3, 2006 (see note 3), consisting of services rendered to customers, and are recognized as the services are performed or delivered by the Company. Revenue is recorded by determining the status of work performed per contract in relation to the total services to be provided. Work in progress represents amounts receivable for services rendered, but which only become billable in accordance with contractual payment terms.

        Revenues that include multiple elements are considered to be revenue arrangements with multiple deliverables. Under these arrangements, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values or using the residual method. Revenues for each unit of accounting are then recorded as described above.

        Sales taxes collected from customers are presented on a net basis.

        PharmaForm's revenues are included from the date of acquisition, January 25, 2007. PharmaForm revenue for contract services is recognized as work is performed, and amounts are earned. The timing of cash received from our contract services agreements can differ from when revenue is recognized. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. For contracts with fees based on time and materials, revenue is recognized over the period of performance.

For fixed price contracts, depending on the specific contractual provisions and the nature of the deliverables, revenue may be recognized as milestones are achieved or when final deliverables have been provided. At times, our arrangements with customers involve multiple elements. The deliverables in each arrangement are evaluated at contract inception to determine whether they represent separate units of accounting. The total fee for the arrangement is allocated to each unit of accounting based on its relative fair value, taking into consideration any performance, cancellation or termination provisions. Fair value for each element is generally established based on the sales price charged when the same or similar services are sold separately to customers. Revenue is recognized when revenue recognition criteria for each unit of accounting is met.

Research and development expenses

        Research and development costs are expensed as incurred and include salaries, benefits and other operating costs such as outside services, supplies and allocated overhead costs. The Company performs research and development for its proprietary products and technology development and for others pursuant to collaboration agreements. For proprietary products and internal technology development programs, the Company invests its own funds without reimbursement from a third party. Costs associated with the treatment phase of clinical trials are accrued based on the total estimated cost of the clinical trials and are expensed ratably based on patient enrollment in the trials. Costs associated with the start-up and reporting phases of the clinical trials are expensed as incurred.

        Collaboration agreements typically include the development and licensing of the Company's technology. Under these agreements, the Company may be reimbursed for development costs, entitled to milestone payments when and if certain development or regulatory milestones are achieved, compensated for the manufacture and supply of clinical and commercial product and entitled to royalties on sales of commercial product. All of the Company's collaboration agreements are generally cancelable by the partner without significant financial penalty.

        From time to time the Company acquires in-process research and development programs as part of strategic business acquisitions. In-process research and development purchased in a business combination are expensed on the acquisition date.

Government assistance

        Amounts received resulting from government assistance programs, including grants and investment tax credits for research and development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditures are incurred. Tax credits are recorded in the accounts when reasonable assurance exists that they will be realized.

Foreign currency translation

Reporting and functional currency

  (a)
  To December 31, 2006

        The functional currency of the Company is the Canadian dollar. The reporting currency in these financial statements is the U.S. dollar and accordingly, the consolidated financial statements have been translated into the reporting currency (the U.S. dollar) using the current rate method. Under this method, the consolidated financial statements are converted as follows: assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate for the reporting period. Elements of stockholders' equity are translated and accumulated at the rates of exchange on the respective transaction dates or at cumulative average exchange rates. All adjustments resulting from the translation of the financial statements into the reporting currency are included in accumulated other comprehensive income.

  (b)
  Effective January 1, 2007 (unaudited)

        As a result of a significant portion of its revenues, expenses, assets and liabilities being denominated in US dollars, the Company adopted the US dollar as its functional and reporting currency effective January 1, 2007.

Foreign currency transactions

        Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of recurring revenue and expense transactions. Monetary assets and liabilities are revalued into the functional currency at each balance sheet date using the exchange rate in effect at that date, with any resulting exchange gains or losses being credited or charged to the consolidated statements of operations. Non-monetary assets and liabilities are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction and are not revalued for subsequent changes in exchange rates.

Foreign operations

        Prior to July 1, 2005, the functional currency of Pharma's Finnish subsidiary was the euro. Accordingly, prior to this date, the assets and liabilities of the subsidiary were translated into Canadian dollars using the rate of exchange in effect at the balance sheet date. Revenue and expense items (including amortization) were translated at the average exchange rate for the year. Exchange gains and losses arising from translation were included in accumulated other comprehensive income.

        Translation gains and losses up to June 30, 2005 that were included in accumulated other comprehensive income continue to be included therein. Since July 1, 2005, the elements of the financial statements of this subsidiary have been measured in Canadian dollars using the same methodology described above for foreign currency transactions. Exchange gains and losses after July 1, 2005 arising on the remeasurement of monetary assets and liabilities of Pharma are included in the determination of net earnings (loss) for the period.

        The functional currencies of the Danish and Hungarian research operations were the respective local currencies to the date of sale. These operations were translated as described above for the Finnish subsidiary prior to July 1, 2005.

Stock-based compensation

        Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), "Share-Based Payment" ("Statement 123(R)"). This statement replaces FASB Statement No. 123, "Accounting for Stock-Based Compensation" and supersedes APB No. 25. Statement 123(R) requires that all stock-based compensation costs be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified retrospective application method, which resulted in restatement of all periods presented to reflect stock-based compensation costs under the fair value based accounting method, for all awards granted, beginning after December 15, 1994. There was no cumulative catch-up recorded at the date of adoption of this standard.

        The Company uses the Black-Scholes option pricing model to determine the estimated fair value of the stock-based compensation arrangements on the date of grant and records forfeitures based on an estimated forfeiture rate. This compensation cost is recognized as an expense ratably over the estimated requisite service period of the respective grantee. Expense amounts are allocated among direct costs, research and development expenses and selling, general and administrative expenses, based on the function of the applicable employee.

Net earnings (loss) per share

        Basic net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common stockholders for the year by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings (loss) per share is computed by dividing the net earnings (loss) applicable to common stockholders for the year by the weighted average number of shares of common stock and potential common stock outstanding during the year, such as stock options, warrants and conversion rights on convertible debentures, if dilutive. Since the Company is in a loss position for all years presented, there is no difference between basic and diluted per share figures. The items of potential common stock noted above are anti-dilutive and have therefore been excluded from the calculation.

        The dilutive effect of the convertible debentures is reflected in diluted earnings per share by application of the "if-converted" method, if dilutive. Under the if-converted method, convertible notes are assumed to have been converted at the beginning of the year (or at time of issuance, if later), and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share.

Advertising costs

        The Company expenses advertising and promotion costs as they are incurred.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses for the periods reported.

        Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets; the fair value of assets and liabilities in connection with business combinations; estimating discounted liabilities, stock-based compensation and evaluating the recoverability of deferred income tax assets, among others. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Management bases its estimates on historical experience, industry standards and on various other assumptions believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Recently issued accounting standards

SFAS No. 159

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which is effective for the Company beginning January 1, 2008. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company is currently assessing what impact, if any, the adoption of this statement, if adopted, will have on its financial statements.

SFAS No. 157

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value ranking used to classify the source of the information. This statement is effective on January 1, 2008. The Company is evaluating whether adoption of this statement will result in a change to its fair value measurements.

FIN 48

        In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". This interpretation, among other considerations, creates a two-step approach for evaluating uncertain tax positions. Recognition occurs when an enterprise concludes that a tax position, based on its technical merits, is more likely than not to be sustained upon examination. Management determines the amount of benefit that more likely than not will be realized upon ultimate settlement. De-recognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. The statement was effective January 1, 2007, and the Company adopted this statement at that time.

SFAS No. 123(R)

        Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement 123(R) using the modified retrospective application method as previously explained.

SAB 108

        In September 2006, the SEC issued SAB 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 requires analysis of misstatements using both an income statement (rollover approach) and a balance sheet (iron curtain approach) in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB 108 is effective for the Company's fiscal year 2006 annual financial statements. The application of this guidance did not have a material impact on its consolidated results of operations, financial position or cash flows.

3.    Corporate reorganization and disposal of interest in LRI

Corporate reorganization

        As part of the initial public offering of LRI completed on August 3, 2006, the Company completed the following corporate reorganization.

  a)
  On May 24, 2006, the Company incorporated a new entity, LRI, to acquire the preclinical contract research services business of the Company. These services were conducted by the LRI segment and consisted of LAB Preclinical International Research Inc. ("LAB Canada"), Scantox, Biologisk Laboratorium A/S ("LAB Denmark"), LAB International Research Center Hungary Limited Liability Company ("LAB Hungary") and LRI International, Inc. ("LAB US").

  b)
  LAB Canada transferred all of the assets and undertakings comprising its contract research business as well as its directly held shares of LAB US to LRI in consideration for a $23,245 (C$26,181) note and 101,915 common shares.

  c)
  The Company transferred all of its shares of LAB Denmark to LRI in consideration for a $12,430 (C$14,000) note and 2,015,713 common shares.

  d)
  The Company transferred all of its shares of LAB Hungary to LRI in consideration for a $6,962 (C$7,841) note and one common share.

  e)
  LAB Canada transferred all of its shares of LAB Hungary to LRI in consideration for a $70 (C$79) note and one common share.

  f)
  The Company sold all of the notes referred to above to 4349695 Canada Inc, a wholly owned subsidiary of the Company, in exchange for common shares.

  g)
  4349695 Canada Inc. subscribed for 12,025,226 common shares of LRI for a total of $42,707 (C$48,101) payable by the cancellation of the notes referred to above.

        Upon completion of these transactions, LRI owned all of the contract research assets of LAB Canada and all of the outstanding shares of LAB Hungary, LAB Denmark and LAB US.

        As part of this reorganization, the Company and LRI entered into a number of agreements, including a Preferred Supplier Agreement which requires that the Company use the preclinical inhalation toxicology services of LRI on an exclusive basis for a period of 60-months at reasonable terms and conditions. Both parties also entered into a 60-month non-competition agreement covering Canada, the U.S. and Europe, with the exception of Russia, Ukraine, Romania and Belarus.

Disposal of interest in LRI

        On August 3, 2006, the Company sold 6,250,000 common shares that it held in LRI for gross proceeds of $22,197 (C$25,000) with an over-allotment option granted to the underwriters for an additional 1,500,000 common shares at $3.55 (C$4) per share. Concurrently, LRI sold 3,750,000 common shares for aggregate proceeds of $13,318 (C$15,000). The Company retained approximately 44% of LRI subsequent to these transactions. Net proceeds amounted to $20,865 (C$23,500) after underwriters' commissions of $1,332 (C$1,500).

        On September 12, 2006, the underwriters exercised their over-allotment option and the Company sold an additional 1,500,000 common shares for gross proceeds of $5,364 (C$6,000). The transaction reduced the Company's interest in LRI to 35.4% and generated net proceeds of $5,042 (C$5,640) after underwriters' commissions of $322 (C$360).

        On November 9, 2006, after an unsolicited proposal from the Company's underwriters to sell its remaining interest in LRI to interested investors, the Company sold its remaining shares in LRI for gross proceeds of $22,929 (C$25,891) and net proceeds of $21,427 (C$24,195) after underwriters' commissions of $1,502 (C$1,696). This transaction was not related to nor contemplated at the time of the transactions referred to above.

        The $32,759 gain on dilution and disposal of LRI included in the consolidated statements of operations includes $50,490 (C$56,891) in gross proceeds less the carrying value of the assets sold and $5,185 (C$5,880) of related underwriters' commissions and professional fees. Senior management bonuses directly related to these transactions consisted of $2,469 (C$2,800) in cash payments and have been classified in selling, general and administrative expenses. The gain is also net of $1,128 (C$1,279) of accumulated foreign currency translation adjustment, which had previously been included in accumulated other comprehensive income, representing the proportionate amount of said adjustment disposed of by the Company.

4.    Business acquisitions

Scantox, Biologisk Laboratorium A/S ("LAB Denmark")

        On February 9, 2005, the Company acquired all of the issued and outstanding shares of LAB Denmark located in Ejby, Denmark. The acquisition has been accounted for using the purchase method, and accordingly, the results of operations are included in these consolidated financial statements from the date of acquisition.

        The total purchase price for the acquisition was $5,003 (C$6,259) including $125 (C$156) of corporate transaction costs, of which US$41 (C$51) were incurred before December 31, 2004. Of the US$5,003 purchase price, approximately ninety percent was paid at closing and the remaining portion was held in escrow and paid on March 31, 2006.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is based upon management's best estimate of the relative fair values of the identifiable assets acquired and liabilities assumed.

Assets acquired and liabilities assumed
Current assets	$3,058
Property and equipment	8,433
Customer contracts and relationships	3,156
Current liabilities, including bank indebtedness of $53	(2,894)
Long-term debt	(4,467)
Deferred income taxes	(2,283)

Net assets acquired for cash	5,003

Consideration
Cash	4,571
Balance of sale held in escrow and paid on March 31, 2006	432

$5,003

        LAB Denmark was subsequently disposed of as part of the corporate reorganization and disposal of LRI described in note 3.

Focus Inhalation OY (LAB Pharma OY)

        On January 1, 2004, the Company acquired all of the issued and outstanding shares of Lab Pharma OY located in Turku, Finland. LAB Pharma OY is a pulmonary drug delivery company developing products for the treatment of respiratory diseases, as well as products for systemic drug delivery via the pulmonary route, on the basis of its TAIFUN® platform. LAB Pharma OY developed Fentanyl TAIFUN®, a multidose dry-powder inhalation device approved for commercialization in certain European countries, as well as a suite of inhaled therapeutics for the treatment of break-through cancer pain and other products under formulation development.

        The total purchase price for the acquisition was $5,133 (C$6,622), consisting of 361,196 common shares with a value of $2,156 (C$2,781) issued on closing of the transaction, 357,143 common shares with a value of $2,616 (C$3,375) issued upon the achievement of regulatory milestones by LAB Pharma OY in the fourth quarter of 2004 in connection with the development of its lead product Fentanyl TAIFUN®, and cash of $361 (C$466). The Company may also contingently issue (i) 107,142 additional common shares to the principal vendors should the Company submit the Fentanyl TAIFUN® inhaler dossier for approval with any health administration and (ii) and an additional 107,143 shares should the Company receive approval to market a Fentanyl TAIFUN® inhaler from any health administration. This contingent consideration will be recorded as additional purchase consideration once the contingency is resolved.

        The transaction was accounted for as the acquisition of net assets by the Company. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Assets acquired and liabilities assumed
Current assets, including cash and cash equivalents of $851	$1,021
Acquired in-process research and development	4,341
Property and equipment	4,036
Current liabilities	(1,573)
Long-term liabilities	(2,063)
Debentures	(629)

Net assets acquired for cash	5,133

Consideration
718,339 common shares	4,772
Cash	361

$5,133

        As part of this transaction, the principal vendors of LAB Pharma OY co-invested €4,000 to finance the operations of LAB Pharma OY in return for common shares.

Acquired in-process research and development

        Of the total purchase price, $4,341 has been allocated to in-process research and development (IPR&D) and was charged to operations immediately following the acquisition. Projects that qualify for IPR&D are those that have not yet reached technological feasibility and which have no alternative future use.

        At the time of the acquisition, LAB Pharma OY had IPR&D efforts under way related to Fentanyl TAIFUN® technology. Fentanyl is a highly lipid soluble drug, enabling its delivery via transdermal, transmucosal and pulmonary routes. LAB Pharma OY was developing Fentanyl in its TAIFUN® inhalation delivery platform, as inhalation is the fastest, most painless alternative to intravenous administration. As of the date of the acquisition, Fentanyl TAIFUN® was beginning its second phase of development. In applying the discounted cash flow method, the value of the acquired technology was estimated by discounting to present value of the free cash flows expected to be generated by the commercialization of the Fentanyl TAIFUN® product and the milestone payments associated with its development in connection with another partner.

Seyvika Pharmaceuticals Inc. (Seyvika)

        On September 16, 2003, the Company acquired 100% of the issued and outstanding shares of Seyvika, a privately held development stage biotechnology company located in Montréal that held the rights to novel peptide therapeutics for the treatment of asthma. The Company issued 27,649 common shares having a market value of $148 (C$203) as consideration for the acquisition. Corporate transaction costs incurred in connection with the transaction were $46 (C$63). Under the agreement, additional consideration is payable by the Company contingent on specified development milestones.

        The Company was committed to issue an additional 27,649 common shares to the selling shareholders following regulatory filing for investigational new drug ("IND") status in Canada, the United States or equivalent jurisdiction for the principal compound acquired, as well as to issue additional common shares to a maximum of $1,753 (C$2,400) upon successful regulatory IND status approval and the successful completion of the first efficacy study performed on humans. The additional consideration is immediately payable if the Company licenses or sells the principal compound acquired, or if a successful takeover bid is exercised on the common shares of the Company.

        The Company is committed to provide minimum development funding for the principal compound acquired under the share purchase agreement (see note 17). The selling shareholders have an option to cancel and terminate the transaction should the Company fail to meet the minimum investment requirements under the agreement.

        The transaction was accounted for as an acquisition of a license to be used for research and development purposes. Since the license had no alternative future use, the total purchase consideration of $194 was immediately charged to research and development.

        In 2005, 265,745 common shares with a value of $1,160 (C$1,440) were issued relating to the achievement of certain of these milestones. In 2006, a further 192,617 common shares with a value of $1,069 (C$1,173) were issued on the achievement of another milestone. All of the additional purchase consideration paid was charged to operations, consistent with the original treatment of the transaction.

Formulation Technologies, L.L.C. (PharmaForm)

        See subsequent event note 22.

5.    Development and license agreements

        The Company has concluded development and license agreements for its Fentanyl TAIFUN® inhaler, a fast-acting fentanyl formulation delivered using the Company's approved TAIFUN® dry-powder inhaler platform. Under these agreements, the Company granted development, marketing and distribution rights to its Fentanyl TAIFUN® inhaler in specified world markets. The Company has received or will receive upfront payments, funding for development costs, milestone payments and revenues for supplying the finished product once commercialization begins along with royalties based on future sales. The Company recognized $1,433 (C$1,625) of revenues under these agreements in 2006 (2005—$2,403 (C$2,911)), representing development funding fees of $1,279 (C$1,450) (2005—$2,221 (C$2,691)) and amortization of non-refundable upfront and milestone payments received of US$154 (C$175) (2005—$182 (C$220)). The upfront payments are being recognized over the remaining estimated service period.

        In June 2007, the Company signed a licensing and development agreement with Janssen Pharmaceutica N.V. ("Janssen") for Fentanyl TAIFUN®, its fast-acting Fentanyl formulation using the Company's TAIFUN® dry powder inhaler, for the treatment of break-through cancer pain.

        The licensing agreement covers the European Union, Eastern Europe, Russia, the Middle East and Africa. The Company and Janssen will collaborate to develop the product for the initial indication of break-through cancer pain. The Company will manufacture and Janssen will market and distribute the product. Under the terms of the agreement, the Company received a signing free of $10.8 million (€8.0 million) which has been deferred and is being recognized ratably over the estimated development period. The Company can receive up to an additional $33.6 million (€25.0 million) for meeting certain development and regulatory milestones. The Company could also receive certain payments upon the achievement of certain commercial milestones and royalty revenues and revenues from the sales of the product to Janssen. The signing fee of $10.8 million was received in July 2007 and is included in "receivable from collaborative agreement" in the consolidated balance sheets at June 30, 2007 as it was due upon signing (unaudited).

        For the period ended June 30, 2007, the Company recognized $583 of revenues on all of its development and license agreements (unaudited).

6.    Accounts receivable

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Pharma and Corporate
Trade(1)	$2,496	$892	$2,169
Allowance for doubtful accounts	(1,892)	—	—
Grant receivable(2)	447	105	108
Sales taxes	270	199	448
Interest	—	121	—
Other	8	30	136

	1,329	1,347	2,861

LRI
Trade	5,261	—	—
Allowance for doubtful accounts	(45)	—	—
Note receivable	374	—	—
Sales taxes	181	—	—
Other	49	—	—

	5,820	—	—

	$7,149	$1,347	$2,861

(1)
The Company and Grupo Ferrer Internacional SA ("Ferrer") entered into a development and licensing agreement for Fentanyl TAIFUN® in April 2004. In 2005, the Company invoiced Ferrer $2,166 (€1,739) for services performed under the agreement in connection with Fentanyl TAIFUN®, of which $2,064 (€1,743) remained uncollected at December 31, 2005. The Company and Ferrer have had fundamental differences of opinion relating to the execution of the fentanyl development plan. At December 31, 2005, the Company recorded a reserve of $1,892 (€1,598) against the amount receivable from Ferrer. In December 2006, the Company settled for $265

  (€200) from Ferrer as full and final settlement of amounts owing under the fentanyl development agreement.

(2)
In 2004, the Company entered into a funding agreement with Tekes, a Finnish governmental body, which provides government assistance for the research and development of the Company's inhalation products. The Company is eligible to receive funding of up to 50% of eligible project costs to a maximum of $5,218 (€4,500), of which 30% or $1,565 (€1,350) will represent a grant and 70% or $3,653 (€3,150) will take the form of a loan. Refer to note 10.

During the year, the Company submitted claims under the agreement with Tekes of $2,195 (€1,420) (2005—$2,545 (€2,044)), of which $105 (€79) were receivable at year-end. Of the total claim, $372 (2005—$746) was recorded as a reduction of research and development expenses and $1,805 (2005—$1,799) was recorded as a liability in capital loans.

7.    Property and equipment

	December 31, 2005
	Cost	Accumulated amortization	Net
Pharma and Corporate
Laboratory equipment	$852	$180	$672
Manufacturing equipment not yet in service	1,205	—	1,205
Manufacturing equipment	2,065	234	1,831
Computer equipment and software	416	130	286
Furniture and office equipment	134	63	71
Automotive equipment	72	—	72

	$4,744	$607	$4,137

LRI
Land	486	—	486
Buildings	14,931	1,423	13,508
Laboratory equipment	5,360	1,617	3,743
Laboratory equipment under capital lease	765	146	619
Computer equipment and software	1,448	771	677
Computer equipment and software under capital lease	1,163	267	896
Furniture and office equipment	492	228	264
Furniture and office equipment under capital lease	106	64	42
Leasehold improvements	107	69	38
Automotive equipment	48	28	20
Automotive equipment under capital lease	25	7	18

	24,931	4,620	20,311

	$29,675	$5,227	$24,448

	December 31, 2006
	Cost	Accumulated amortization	Net
Laboratory equipment	$799	$799	$—
Manufacturing equipment	3,263	3,263	—
Computer equipment and software	675	401	274
Furniture and office equipment	135	107	28
Leasehold improvements	42	2	40
Automotive equipment	73	18	55

	$4,987	$4,590	$397

	June 30, 2007 (unaudited)
	Cost	Accumulated amortization	Net
Laboratory equipment	$2,333	$843	$1,490
Manufacturing equipment	3,405	3,405	—
Computer equipment and software	875	520	355
Furniture and office equipment	282	118	164
Leasehold improvements	1,658	193	1,465
Automotive equipment	123	29	94

	$8,676	$5,108	$3,568

        Depreciation expense related to assets under capital leases amounted to $170 in 2006 (2005—$193) and $15 for the six months ended June 30, 2007 (2006—$145) (unaudited).

        In December 2006, an impairment charge of $3,523 (C$3,996) was recorded against Pharma's property and equipment (note 15).

8.    Intangible assets

	December 31, 2005
	Cost	Accumulated amortization	Net
Pharma and Corporate
Customer list	$218	$138	$80
Patents	587	121	466
Trademarks	17	9	8

	822	268	554
LRI
Customer contracts and relationships	2,913	382	2,531

	$3,735	$650	$3,085

	December 31, 2006
	Cost	Accumulated amortization	Net
Customer list	$218	$218	$—
Patents	829	173	656
Trademarks	17	10	7

	$1,064	$401	$663

	June 30, 2007 (unaudited)
	Cost	Accumulated amortization	Net
Non-competition agreement	$1,400	$194	$1,206
FDA/DEA certifications	1,000	83	917
Customer contracts and relationships	2,000	278	1,722
Patents	984	202	782
Trademarks	17	11	6

	$5,401	$768	$4,633

        Amortization expense related to intangible assets over the next five years is estimated at approximately $1,100 per year.

9.    Other assets

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Pharma and Corporate
Deferred corporate transaction costs	$—	$828	$2,231
Deferred financing fees	54	—	—
Other	4	—	—

	58	828	2,231

LRI
Deferred financing fees, at cost, net of accumulated amortization of $269 (2005—$30)	35	—	—
Long-term investments, at cost, which approximates fair value	124	—	—
Long-term note receivable from lessor	692	—	—
Term deposit pledged as security for non-revolving loan	555	—	—
Other	4	—	—

	1,410	—	—

	$1,468	$828	$2,231

        At December 31, 2006 corporate transaction costs relate to direct and incremental costs incurred in connection with the acquisition of Formulation Technologies, L.L.C. which was acquired on January 25, 2007 (note 22). Deferred corporate transaction costs at June 30, 2007 relate to costs incurred in connection with a proposed share listing and financing in the US.

10.    Long-term debt

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Pharma and Corporate
Long-term debt in euros (2006 and 2005—€404), bearing 8% interest, repayable in quarterly payments starting October 2007, unsecured	$478	$533	$—
Long-term debt in euros (2006 and 2005—€700), bearing 8% interest, repayable October 2007, unsecured	829	923	947
Capital loan in euros (2006—€3,033; 2005—€1,922) from Finnish governmental agency, bearing interest at the European Central Bank's basic rate less 1% with a minimum interest rate of 3%. The term of the loan is eight years with no capital repayments in the first four years; repayments are conditional on specified capital requirements in Pharma	2,275	3,999	4,105
Capital loans in euros (2006—€199; 2005—€188) bearing 5% interest; repayments are conditional on specified capital requirements in Pharma, unsecured	223	249	255
Note payable, bearing 8.75% interest, repayable in monthly installments over 60 months, secured by a first lien on accounts receivable and property and equipment of PharmaForm and by a $600 certificate of deposit	—	—	1,200
Capital lease obligation, bearing 7.5% interest, secured by the related laboratory equipment repayable in monthly installments to March 2008	—	—	123

	3,805	5,704	6,630
LRI
Equipment loan, bearing interest at bank prime plus 0.5%, secured by a first ranking moveable hypothec on equipment located in Canada, repayable in 60 monthly installments of $19	$381	$—	$—
Non-revolving loan, bearing interest at bank prime plus 0.5%, secured by term deposit, repayable in monthly installments of $4, maturing in 2019	500	—	—
Mezzanine loan, bearing interest at bank prime plus 0.5%, repayable in monthly installments of $11, maturing in 2009	415	—	—
Equipment loan in euros (2005—€623), bearing interest at Euribor plus 2.3%, secured by a first ranking collateral mortgage on the building located in Hungary and repayable in 47 monthly installments of $18 starting July 2005	645	—	—

Equipment loan in euros (2005—€1,300), bearing interest at Euribor plus 2.3%, secured by a first ranking collateral mortgage on the building located in Hungary and repayable in 25 monthly installments of $72 starting September 2005	1,292	—	—
Term loan in Hungarian forints (HUF4,113), bearing interest at 7.84%, secured by automotive equipment, repayable in 72 monthly installments of $0.3	16	—	—
Obligations under capital lease, bearing interest at three-month Euribor, repayable in monthly installments of $16, maturing in October 2010	490	—	—
Bank loan in Danish kroner (DKK18,588), bearing interest at the bank bond rate plus 0.06%, secured by a first ranking collateral mortgage on one building located in Denmark, repayable in blended quarterly installments of $47, matured in December 2004	2,932	—	—
Bank loan in Danish kroner (DKK2,414), bearing interest at the bank bond rate plus 0.06%, secured by a first ranking collateral mortgage on one building located in Denmark, repayable in blended quarterly installments of $6, maturing in December 2034	381	—	—
Bank loans in Danish kroner (DKK5,000), bearing interest at CIBOR plus 2.75%, secured by a second ranking collateral mortgage on one building located in Denmark, repayable in semi-annual installments of $29, maturing in April and July 2013	372	—	—
Bank loan in Danish kroner (DKK4,000), bearing interest at 6%, secured by a second ranking collateral mortgage on one building located in Denmark, repayable in semi-annual installments of $37, matured in April 2006	28	—	—
Bank loans in Danish kroner (DKK5,000), bearing interest at 6%, repayable in quarterly installments of $22, maturing in January 2011	308	—	—
Bank loan in Danish kroner (DKK2,450), bearing interest at 6%, repayable in quarterly installments of $10, maturing in September 2015	231	—	—
Obligations under capital leases in Danish kroner (DKK2,396), bearing interest at rates ranging from 3.5% to 5.3% and repayable in monthly blended installments of $13, maturing in January 2006 and February 2007	83	—	—
Obligations under capital leases in Danish kroner (DKK1,701), bearing interest at rates ranging from 5.3% to 9.7% and repayable in quarterly blended installments of $23, maturing in April 2006 and July 2008	80	—	—
Obligations under capital leases, bearing interest at rates ranging from 8.7% to 10.9% and repayable in monthly blended installments of $26, maturing from November 2008 to October 2009	761	—	—

Obligation under capital leases bearing interest at 10.5% and repayable in monthly installments of $1, maturing in December 2009	27	—	—
Long-term debt in Canadian dollars, unsecured, bearing interest at 13.9%, repayable in monthly installments until October 2025*	6,188	—	—

	18,935	5,704	6,630
Less: Current portion	2,002	1,456	1,270

	$16,933	$4,248	$5,360

        Long-term debt repayments for the next five years and thereafter are as follows:

	December 31, 2006	June 30, 2007
		(unaudited)
2007	$1,456	$1,270
2008	—	218
2009	—	238
2010	—	260
2011	—	284
Thereafter	4,248	4,360

	$5,704	$6,630

*
Sale and leaseback transaction

On October 17, 2005, the Company entered into a sale and leaseback transaction involving LAB Canada's facility for total proceeds of $6,568 (C$7,750). As part of the transaction, the Company repaid the remaining mortgage on the building of $3,312 (C$3,908) and leased back the property over a 21-year term at market rates, with an option to renew for an additional 10 years. Under the agreement, $1,271 (C$1,500) of the total proceeds would be received by the Company as follows: $424 (C$500) to be repaid by the end of 2006 upon completion of the construction of the LAB Canada building extension and a $847 (C$1,000) non-interest-bearing note receivable to be repaid in equal installments over 10 years. The completed extension was also to form part of a separate sale and leaseback transaction. However, in accordance with FAS 98 and FAS 66, it was determined that the Company had a continuing involvement in the leased property which precluded sale-leaseback accounting. Accordingly, the transaction was treated as a financing whereby (a) the sale proceeds were recorded as a liability, (b) the facility continued to be reported in Property and equipment, and (c) the facility continued to be depreciated over its estimated useful life. Lease payments due to the purchaser under the leaseback were treated as repayments of the liability on account of capital plus accrued interest.

At December 31, 2005, an amount of $374 (C$435) of the balance of sale receivable has been classified as a current asset, $433 (C$504) has been classified as long-term and presented in Other assets and $6,188 (C$7,197) has been classified and presented as long-term debt, representing the $5,374 (C$6,250) of cash received on closing plus the present value of the amounts to be received at future dates.

In 2006, the lease was transferred to LRI in connection with the corporate reorganization and sale of the contract research organization (CRO) business as discussed in Note 3. Accordingly, the net carrying value of the building, the balance of sale and related long-term debt were de-recognized from the consolidated financial statements of the Company.

11.    Convertible debenture

        On April 22, 2005, the Company entered into a securities purchase agreement providing for the issuance of a secured convertible term note (the "Note") in the aggregate principal amount of $5,000.

        The Note bore interest at the Wall Street Journal U.S. prime rate plus 2% (subject to reduction in certain events), had a term of three years, was secured by the pledge of the shares of certain subsidiaries and was convertible into common shares at a price of $5.95 per share. The interest rate on the Note was to be adjusted if the market price of the Company's common shares for the five trading days immediately preceeding the last day of each month until maturity exceeded the fixed conversion price of $5.95 by at least 25%. If the condition was met, the interest rate would be automatically reduced by 100 basis points and similar adjustments would be made for each incremental 25% increase in the market price of the Company's shares. The Note was repayable over 32 months in equal monthly capital repayments of $156 beginning in September 2005 and was subject to mandatory conversion provided that the market price of the common shares for the five days preceding repayment was equal to or greater than 115% of the conversion price and the amount of conversion did not exceed a specified percentage of the aggregate dollar trading volume for the twenty-two days preceding the repayment. The Purchaser was not entitled to convert if the number of common shares held including the effect of dilutive securities exceeds 9.99% of the Company's outstanding common shares. The purchaser also had the right to force the Company to redeem the Note for an amount equal to 125% of the outstanding principal if an event of default occurred. In connection with this transaction, the Company had also issued to the holder a warrant exercisable for five years to purchase up to 252,898 common shares of the Company at a price of $7.70 per share. The aggregate amount of common shares issued by the Company pursuant to the Note and the warrant could not exceed 1,933,059.

        The Company had allocated the proceeds received from the issuance of the Note to the detachable warrant, then to the embedded derivatives inherent in the debt instrument (see below) and finally the residual balance to the Note. The warrant and embedded derivatives, consisting of an interest rate reset forward, an equity forward sale, a holder conversion option and a contingent put option were initially recorded as liabilities at their respective fair values and are revalued at fair value at each reporting date with any resulting gains or losses on revaluation being included in the consolidated statement of operations for the relevant period. The residual balance allocated to the Note is being accreted up to its face value using the effective interest method over the three-year term of the Note. Following is a summary of the allocation of the proceeds among the various elements for accounting purposes:

Net proceeds received	$4,811
Less: Fair value of warrant	793
Fair value of embedded derivatives	1,523

Residual amount allocated to the Note	$2,495

        The fair value of the warrant issued to the holder of the Note was determined using the Black-Scholes option pricing model using a risk-free interest rate of 4%, volatility of 66%, dividends of nil and an expected term of five years.

        In 2006, the Company made principal repayments of $458 (2005—US$891) and issued 659,777 common shares upon settlement of $3,926 of outstanding principal. At December 31, 2006, the warrants remain outstanding.

        In addition, the Company incurred fees in connection with this financing of $64 (C$80), a portion of which was expensed at inception and the balance amortized over the term of the Note using the effective interest method. Although the stated interest rate of the Note was prime plus 2%, as a result of the above-noted allocation and the related fees, the effective interest of the Note is approximately 46.2% per annum.

        Because the warrant was denominated in US dollars while the Company's functional currency was the Canadian dollar, the warrant was deemed to be indexed to foreign exchange in addition to the Company's own stock and was therefore classified as a liability and accounted for as a derivative. On January 1, 2007, the Company changed its functional currency to US dollars eliminating the dual indexing of the warrant. The Company therefore reclassified the carrying amount of the warrant to equity effective January 1, 2007.

12.    Income taxes

        The income tax provision (recovery) differs from the amount computed by applying the combined Canadian federal and Quebec provincial tax rate to earnings (loss) before income taxes. The reasons for the difference and the related tax effects are as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Earnings (loss) before income taxes	$(11,278)	$(11,683)	$6,409	$(9,880)	$(17,612)

Combined Canadian federal and Quebec provincial income tax at 32% (2005–31%) (2004–31%)	(3,496)	(3,621)	2,051	(3,162)	(5,636)
Adjustments for
Non-taxable portion of capital gain	—	—	(5,395)	—	—
Differences resulting from foreign tax rates	464	582	1,377	504	1,432
Benefit of losses not recorded	3,889	3,088	8,377	2,754	4,104
Stock-based compensation	234	115	205	114	135
Tax credits not taxable	(58)	(51)	(46)	—	—
Recognition of previously unrecognized tax assets	—	(703)	(63)	—	—
Permanent differences and other	(398)	39	707	(25)	103

Income tax provision (recovery)	$635	$(551)	$7,213	$185	$138

        The provision for (recovery of) income taxes is composed of the following:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Current income taxes	$1,236	$1,763	$2,520	$1,062	$138
Deferred income taxes	(601)	(2,314)	4,693	(877)	—

	635	(551)	7,213	185	138

Current income taxes
Canadian federal	1,201	1,410	1,379	185	138
Canadian provincial	—	—	779	—	—
Foreign	35	353	362	—	—

	1,236	1,763	2,520	185	138

Deferred income taxes
Canadian federal	(675)	(1,815)	4,769	(877)	—
Canadian provincial	86	(234)	—	—	—
Foreign	(12)	(265)	(76)	—	—

	$(601)	$(2,314)	$4,693	$(877)	$—

        The deferred income tax balances are summarized as follows:

	Years ended December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Deferred income tax assets
Non-capital losses	$12,540	$13,612	$18,844
Share issue costs and deferred financing fees	741	740	746
Research and development expenses	4,216	4,507	4,549
Property and equipment	414	—	—
Other	200	334	337

	18,111	19,193	24,476
Less: Valuation allowance	(11,563)	(19,193)	(24,414)

	6,548	—	62
Deferred income tax liabilities
Property and equipment	(2,009)	—	(62)
Intangible assets	(615)	—	—
Work in progress	(592)	—	—
Other assets	(156)	—	—

Net deferred income tax assets	3,176	—	—

Presented as
Long-term assets	5,909	—	—
Current liabilities	(592)	—	—
Long-term liabilities	(2,141)	—	—

	$3,176	$—	$—

        In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

        At December 31, 2006 the Company has accumulated scientific research and experimental development expenditures and non-capital losses which are available to reduce future years' taxable income. Details of the available deductions, before valuation allowance, are as follows:

	Canadian Federal	Canadian Provincial	Foreign
Scientific research and experimental development expenditures
Available indefinitely	$20,376	$—	$—
Non-capital losses expiring
2011	—	—	5,818
2012	—	—	4,955
2013	—	—	6,848
2014	—	—	5,098
2015	2,423	2,404	8,455
2016	—	—	16,364

        At June 30, 2007 accumulated scientific research and experimental development expenditures and non-capital losses which are available to reduce future years' taxable income before valuation allowance, are as follows:

	Canadian Federal	Canadian Provincial	Foreign
	(unaudited)
Scientific research and experimental development expenditures
Available indefinitely	$20,566	$—	$—
Non-capital losses expiring
2011	—	—	5,873
2012	—	—	5,002
2013	—	—	6,912
2014	—	—	5,145
2015	2,446	2,427	9,085
2016	—	—	16,517
2017	4,099	4,099	17,448

FIN 48—Accounting for tax uncertainties (unaudited):

        The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB No. 109 (FIN 48) on January 1, 2007. FIN 48 clarifies the accounting for income taxes recognized in a company's financial statements in accordance with FASB Statement No. 109. FIN 48 prescribes a more-likely-than-not recognition threshold for tax uncertainties. The adoption of FIN 48 resulted in no adjustment to the liability for unrecognized tax benefits. As of the date of adoption, the total amount of unrecognized tax benefits was $0.7 million which is included in "accrued liabilities" in the consolidated balance sheets, and all of which would impact the annual effective rate if realized. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. There have not been any material changes in the liability for unrecognized tax benefits, including interest and penalties, during the six months ended June 30, 2007.

        The Company and its Canadian subsidiaries file income tax returns with federal and provincial tax authorities within Canada. The Company's foreign affiliates file income tax returns in various jurisdictions, the most significant of which are the United States and Finland. In general, the Company is subject to examination by taxing authorities for years after 2000.

13.    Share capital

        Authorized share capital consists of the following:

Common shares, unlimited shares authorized, 9,997,476, 10,891,218 and 11,762,937 shares issued and outstanding on December 31, 2005, 2006 and June 30, 2007 (unaudited), respectively.

Preference shares, unlimited number of Preference Shares authorized, issuable in series. Preference Shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preference shares of each series including, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase price and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any other provisions.

The preference shares of each series will, with respect to payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of any series may also be given such other preferences over the common shares and over any other shares ranking junior to the preference shares as may be fixed by the board of directors. No preference shares have been issued by the Company.

        As part of the acquisition of Pharma in 2004, the principal vendors of Pharma agreed to co-invest €4,000 to finance the operations of Pharma in exchange for 892,857 common shares of the Company. In 2004, the Company issued 520,089 common shares in connection with advances received of $2,909 ($3,786; €2,330). In February 2005, the Company issued 372,768 common shares in connection with the remaining financing ($2,212, €1,670).

        During the three-year period ended December 31, 2006, the Company completed a number of private placements as outlined in the statement of stockholders' equity. In connection with certain of these private placements, the Company issued units which consisted of one common share and one-half warrant. Each whole warrant is exercisable for the purchase of one common share of the Company at a set price at any time before the expiration date.

Private placements

	Common shares		Warrants issued
Date	Number of units issued	Number issued	Number issued	Strike price	Maturity
12/30/04	988,462	988,462	494,231	$8.68 (C$10.15)	12/30/06
01/13/05	207,653	207,653	103,826	$8.68 (C$10.15)	12/30/06
01/17/05	114,286	114,286	57,142	$8.68 (C$10.15)	01/17/07
12/12/05	—	1,999,498	—	—	—

        Share issue costs incurred in connection with the private placements were settled by a combination of cash and the issuance of broker units (giving the right to purchase one common share of the Company and one-half warrant of the Company) or broker warrants (giving the right to purchase one common share of the Company) at a set price at any time before the expiration date.

	Broker units/Broker warrants issued
Date	Nature of instrument issued	Exercisable for	Number issued	Strike price	Maturity
12/30/04	Broker units	One common share and one-half warrant	69,192	$6.30 (C$7.35)	12/30/06
01/13/05	Broker warrants	One common share	2,250	$6.30 (C$7.35)	12/30/06
01/17/05	Broker warrants	One common share	1,000	$6.30 (C$7.35)	01/17/07

        The allocation of the gross proceeds, received pursuant to each private placement, between the common shares and the warrants issued has been determined based on their relative fair values. The fair value of the warrant and the broker units and broker warrants issued in each private placement was determined using the Black-Scholes option pricing model using the assumptions summarized below. All of these broker units and broker warrants have since expired unexercised.

Issue date	Dividend yield	Expected volatility	Risk-free interest rate	Expected life (years)	Fair value per warrant
December 30, 2004
Warrants	—%	72%	3.40%	2	$2.24
Broker units	—	59	3.23	2	2.80
January 13, 2005
Warrants	—	72	3.10	1.96	1.68
Broker warrants	—	61	3.20	1.96	3.29
January 17, 2005
Warrants	—	72	3.10	2	1.68
Broker warrants	—	61	3.20	2	3.29

        On December 18, 2004, the Company entered into a marketing agreement with a counterparty whose chief executive officer is a member of the board of directors. Under the agreement, a customer list was purchased and paid for by the issuance of 28,571 common shares with a fair value of $208 (C$254). The shares were issued on April 5, 2005.

        On January 25, 2005, the Company entered into an agreement in connection with investor relation services. Services were rendered and 2,857 shares were issued on June 5, 2006 for a fair value of $25 (C$27).

        On October 16, 2006, the Company issued 192,617 common shares (2005 - 265,745) in connection with research and development milestones attained relating to calcitone gene-related peptide which was acquired as part of the Seyvika transaction. The common shares had an aggregate market value of $1,069 (C$1,173) (2005—$1,160 (C$1,443)) at the date of issuance. The share issuance cost for services rendered was $39 (C$44).

        During the six month period ended June 30, 2007, the Company issued 862,791 common shares in connection with the PharmaForm acquisition (see note 22) and incurred $54 thousand in expense associated with 8,928 shares of common stock issued to an outside consultant for services rendered (unaudited).

Warrants and broker units

        As of December 31, 2006, the following warrants were outstanding:

Warrants	Broker units/warrants	Exercise price	Expiration
57,142(1)	—	$8.68 (C$10.15)	17-Jan-07
—	1,000(1)	$6.30 (C$7.35)	17-Jan-07
1(2)	—	$7.70	22-Apr-10

57,143	1,000

(1)
These warrants and broker units/warrants expired unexercised on January 17, 2007. In addition, 598,057 warrants with an exercise price of $8.68 (C$10.15) and 71,442 broker units/warrants with an exercise price of $6.30 (C$7.35) expired unexercised on December 31, 2006. Upon expiration of the warrants, the amount previously ascribed to those items is transferred into additional paid-in capital.

(2)
In connection with the issuance of the convertible debentures (note 11), the Company issued one warrant exercisable to purchase up to 252,898 common shares at a price of $7.70 per share at any time prior to April 22, 2010.

14.    Stock-based compensation

Stock option plan

        The stock option plan (the "Plan") is designed to attract, retain and motivate directors, officers, employees and consultants of the Company and to advance the interests of the Company by providing such persons with the opportunity to participate in the long-term growth of the Company. The Plan is administered by the Company's board of directors and, subject to the provisions of the Plan, the number of shares subject to each option, the option price, the expiration date of each option, the extent to which options are exercisable from time to time and the terms and conditions relating to each such option shall be determined by the board of directors.

        The aggregate number of common shares available for issuance is 10% of the common shares outstanding. The number of common shares, which may be issued to any one person under the Plan, and any other stock compensation agreement, shall not exceed 5% of the Company's common shares on a non-diluted basis. The exercise price of the stock options granted under the Plan must not be less than the most recent quoted closing market price per share. Options are granted for a term not exceeding ten years. In general, options vest over periods of up to three years.

        In June 2007, the shareholders approved the 2007 Stock Incentive Plan. Under the 2007 Stock Incentive Plan, the aggregate number of common shares available for issuance is 714,285. The maximum number of common shares that may be awarded to any one grantee during any calendar year cannot exceed 71,428. In addition, the number of common shares issuable to insiders, at any time or in any given year, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding common shares. Under the 2002 Plan, the number of common shares available for issuance is equal to 10% of the common shares outstanding. Effective June 2007, no further options can be granted under the 2002 Stock Option Plan. The Company may also issue restricted and unrestricted stock awards at a price that may be less than fair market value, subject to restrictions and conditions, if applicable, as the administrator may determine at the time of the grant. No stock awards have been issued by the Company.

        Changes in options outstanding under the Company's stock option plan for the years ended December 31, 2004, 2005 and 2006 were as follows:

	Number	Weighted average exercise price (C)	Weighted average contractual term	Aggregate intrinsic value
Balance—December 31, 2003	283,992	$9.38	9.19	$56
Granted	346,857	7.63
Cancelled/forfeited	(34,178)	11.83

Balance—December 31, 2004	596,671	8.19	8.63	268
Granted	243,761	6.79
Cancelled/forfeited	(86,614)	7.56

Balance—December 31, 2005	753,818	7.84	7.60	12
Granted	269,393	7.70
Cancelled/forfeited	(57,626)	7.49
Exercised	(22,776)	7.28

Balance—December 31, 2006	942,809	7.84	7.31	2
Granted	265,714	6.51
Cancelled/forfeited	(42,857)	9.45

Balance—June 30, 2007 (unaudited)	1,165,666	$7.56	7.50	$2

Options exercisable, December 31, 2006	712,689	$7.84	6.75	$2

Options exercisable, June 30, 2007 (unaudited)	740,606	$7.63	7.44	$2

        Total stock-based compensation recognized in 2004, 2005 and 2006 was $755, $379 and $619, respectively. During the six months ended June 30, 2007, stock-based compensation was $423 and $355 for the same respective period in 2006 (unaudited). The total intrinsic value of options exercised during the year ended December 31, 2006 was $88.

        The following table summarizes information about stock options outstanding and exercisable at December 31, 2006 and the six months ended June 30, 2007 (unaudited):

	Exercise price(C)	Options outstanding	Options exercisable	Weighted average remaining contractual life (years)
December 31, 2006
	$5.60-6.29	14,286	4,762	9.84
	6.30-6.99	262,363	161,846	7.67
	7.00-7.69	349,156	298,204	8.06
	7.70-8.39	20,059	15,774	7.97
	8.40-9.03	155,278	140,436	5.57
	10.50-11.19	113,096	91,667	5.56
	11.20-11.83	28,571	—	9.34

		942,809	712,689	7.31

June 30, 2007 (unaudited)
	$5.60-6.29	14,286	14,286	9.35
	6.30-6.99	325,934	198,731	5.83
	7.00-7.69	551,299	310,585	8.38
	7.70-8.39	20,059	15,774	7.49
	8.40-9.03	126,707	123,849	6.78
	10.50-11.19	98,810	77,381	7.74
	11.20-11.83	28,571	—	8.84

		1,165,666	740,606	7.44

        Subsequent to December 31, 2006, 265,714 options were granted at an exercised price of C$7.28 per share and 42,857 options with an exercise price of C$10.01 per share were cancelled.

Non-vested options	Number of options	Weighted average grant-date fair value
Balance—January 1, 2006	223,464	$3.64
Granted	269,392	3.57
Vested	(213,290)	3.64
Cancelled/forfeited	(49,446)	4.62

Balance—December 31, 2006	230,120	3.85
Granted	265,714	4.06
Vested	(70,774)	4.20

Balance—June 30, 2007 (unaudited)	425,060	$4.15

        At December 31, 2006, there was $520 of total unrecognized compensation cost related to non-vested share-based compensation arrangements under the Plan. That cost is expected to be recognized over a weighted average period of 1.52 years. The total fair value of shares vested during the year ended December 31, 2006 was $1,457.

        The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,			June 30,
	2006	2005	2004	2007	2006
				(unaudited)
Risk-free interest rate	4.01%	3.24%	3.86%	4.15%	3.13%
Expected volatility	65.00	53.45	68.00	65.00	59.00
Expected life in years	5	5	5	6	5
Expected dividend yield	—	—	—	—	—

        The following table summarizes the weighted average grant-date fair value per share for options granted during the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007 (unaudited):

	Number of options	Weighted average grant-date fair value
Exercise price per share equal to market price per share
2004	346,857	$4.27
2005	243,761	2.31
2006	269,393	3.57
June 30, 2007 (unaudited)	265,714	4.06

        Dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations.

15.    Restructuring

        In order to streamline its operations, the Company adopted a plan in December 2006 to transfer certain activities from Finland to Austin, Texas by October 31, 2007. In connection with this plan, the Company will terminate approximately 35 employees. For the periods ended June 30, 2007 (unaudited) and December 31, 2006, the Company recorded a charge of $264 and $335, respectively, associated with these terminations. In addition, the Company recorded an impairment loss on its property and equipment located in Finland in the amount of $3,523 (C$3,996). As of December 31, 2006 and June 30, 2007 (unaudited), all amounts accrued for severance costs remain unpaid and are included in "Accrued liabilities" on the consolidated balance sheet.

        On March 5, 2007, the Finnish subsidiary and its landlord agreed to an early termination of their lease agreement. The agreement requires a lump-sum payment of $2,780 (€2,130) which includes $1,896 (€1,452) covering the base rent for the period from February 1, 2007 to September 30, 2008, $306 (€236) for maintenance costs for the period from February 1, 2007 to September 30, 2008 and the repayment of the unsecured long-term debt of $577 (€442), including related accrued interest of $50 (€38). The lump-sum payment for rent and maintenance costs less $557 (€416) representing monthly rent charges for the period from July 1, 2007 to October 31, 2007, the cease-use date, was charged to operating lease expense in 2007 (unaudited).

16.    Earnings per share

        Basic and diluted earnings per share for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 (unaudited) are computed as follows (in thousands, except per share data):

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Net loss	$(11,913)	$(11,132)	$(804)	$(10,065)	$(17,750)
Basic and diluted weighted average number of common shares outstanding (in thousands)	5,338	7,906	10,389	10,077	11,675

Basic and diluted loss per share	$(2.23)	$(1.41)	$(0.08)	$(1.00)	$(1.52)

        Because the Company incurred losses in 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, the earnings per share impact of the following stock options, warrants and convertible debentures is considered anti-dilutive and have therefore been excluded from the calculations above:

	Stock Options	Warrants	Broker Units	Convertible Debentures*
Balance—December 31, 2004	596,671	1,232,088	94,142	372,767
Balance—December 31, 2005	753,818	655,200	72,428	741,859
Balance—December 31, 2006	942,809	57,143	1,000	334,992
Balance—June 30, 2007 (unaudited)	1,165,666	1	—	—

*
Per share impact of convertible debentures. See note 11 for further discussion.

17.    Commitments and contingencies

        The Company entered into operating leases for premises, cars and service contracts related to property and equipment. Minimum lease payments under these agreements are as follows: 2007—$2,510 (C$2,925); 2008—$154 (C$179); 2009—$9 (C$10).

        To pursue the development of its pharmaceutical products, the Company entered into various agreements. Under these agreements, the Company is committed to pay minimum payments of $2,647 (C$3,085) in 2007.

        The Company entered into one exclusive worldwide master license agreement whereby the Company was granted licenses to further develop and exploit commercial applications to be derived from a specific invention bearing a United States patent serial number. Under the license agreement, the Company undertakes to pay a royalty of 1.5% to 5% of specified sales, with a minimum annual amount of $9 (C$10). This license agreement will expire when the last of the patent rights expire.

        The Company entered into a service agreement with a company controlled by a shareholder, which will provide the services of the chief executive officer with respect to the overall management of the Company for a period of five years commencing on September 1, 2005. The amount payable under this agreement is $236 (C$275) per year.

        The Company entered into two license agreements and obtained exclusive rights to test an inhalation device process. Under the first agreement, the Company is committed to paying royalties based on a percentage of sales derived from commercial products developed using the licensed process. The license expires when the last of the patent rights expires. Under the second agreement, the Company is committed to paying royalties based on a percentage of sales derived from commercial products developed using the licensed product with a minimum amount of: 2008—$43 (C$50); 2009—$65 (C$75) and thereafter—$129 (C$150) each year.

        As part of the 2004 acquisition of LAB Pharma OY, the Company may contingently issue up to 214,285 additional common shares to the principal vendors should other specified regulatory milestones be achieved for the development of Fentanyl TAIFUN®. As part of the 2003 acquisition of Seyvika, the Company is committed to pay royalties based on a percentage of future sales derived from commercial products developed using the licensed process with a minimum amount of $43 (C$50) one year after commercialization and $86 (C$100) every year thereafter.

        In addition, under a banking agreement entered into prior to the spin-off and disposal of LRI, the Company was a guarantor of a term loan of LRI. At December 31, 2006, the amount of the loan outstanding was $191 (C$223). LRI repaid this amount after year-end.

        Our Finnish subsidiary has received certain low interest loans and subsidies from a Finnish governmental agency. Following our decision to transfer certain activities from Finland to our facilities in Austin, Texas, we recently have been notified that this agency is reviewing loans and subsidies previously granted to the Company totalling €2,556 and €954, respectively. Discussions with the agency are ongoing and we cannot, at this time, determine if such review will lead to changes to the terms of the original agreement or demands for repayment of all or a portion of amounts received. Accordingly, all loans received from the Finnish governmental agency continue to be presented as long-term debt in these financial statements in accordance with the original terms of the agreement and no additional provision has been made in these financial statements with respect to this matter (unaudited).

        Prior to the acquisition (see note 22), PharmaForm entered into license agreements with Auxilium Pharmaceutical, Inc. ("Auxilium") granting Auxilium an exclusive, worldwide royalty-bearing license to develop, make and sell products that contain oral transmucosal film technology for which there is an issued patent in the United States. The terms of these license agreements are for the life of the licensed patents (unaudited).

        To increase the speed of the development of products using the licensed technology, Auxilium entered into a research and development agreement with PharmaForm, on a fee-for-service basis. Auxilium will be the sole owner of any intellectual property rights developed in connection with this agreement (unaudited).

        In the event that the University of Mississippi license agreement, the sublicense agreement or the University of Texas license agreement are terminated during the term of the Auxilium agreement, PharmaForm shall pay to Auxilium one-half of all direct expenses and costs Auxilium has incurred relating to the research and development of the compounds, technology, or products pursued under the Agreement which exceed the cumulative gross profit earned by Auxilium on such products, as of the date of the termination of such agreement. With respect to each of the University of Mississippi license agreement and the sublicense agreement, the right to terminate for convenience may only be exercised by all inventors as a group. One of the PharmaForm selling owners ("Majority Members") is one of the inventors. The University of Texas license agreement may only be terminated for convenience by mutual agreement of the parties thereto. As of June 30, 2007, the minimum amount of this contingency is $1.4 million, representing one-half of amounts received by the Company from Auxilium, and is subject to upward adjustment for any additional amounts incurred by Auxilium on this project.

        The Company has entered into royalty bearing licenses for a drug delivery system in which the Company is required to pay 75% of any sublicense fees received by the Company to the licensors. The Company's sublicense to Auxilium is subject to these agreements (unaudited).

        In conjunction with the acquisition of PharmaForm on January 25, 2007, the Company entered into the following employment and consulting agreements with PharmaForm's former members (unaudited):

        The Company entered into an eighteen-month consulting agreement with one of the members to perform specific financial and management advisory services for a base compensation of $5 per month. In the event the agreement is terminated without cause, the consultant is entitled to continuation of the consulting fee, without modification, for a period equal to the remainder of the term or one year, whichever is greater.

        The Company entered into five-year consulting agreements with each of the two Majority Members, under which each of the Majority Members agree to perform consulting services for which they are to be paid $23 per month for an aggregate $560 per year. The agreements have initial terms of five-years after which they may be renewed for additional one-year periods. In the event the agreement is terminated without cause during the initial term of the agreement, the Majority Members are entitled to continuation of the fee, without modification, for the initial term or one year, whichever is greater. In the event that either of the agreements are terminated without cause during the renewal period, the Majority Members are entitled to receive the regular monthly payments for a period equal to one year.

        The Company entered into four-year employment agreements with each of the three remaining members (hereafter, the "Members") in which these Members agreed to perform specific services for the Company as a full-time employee and for which they are to be paid an aggregate base salary of $530. The base salaries can be adjusted upward for bonuses or commissions and provide for car allowances. The agreements have initial terms of four-years, after which they may be renewed for additional one-year periods. In the event the Members employment is terminated without cause by the Company or for "Good Reason", as defined in the agreements, the Members are entitled to continuation of their base salary, without modification, for the remainder of the initial or renewal term, whichever is applicable, cash payment for any vacation or leave accrued through the date of termination, and vesting and exercisability of any unvested stock grants or options granted subsequent to commencement of the employment agreement.

18.    Supplemental cash flow disclosure and other information

a)
Changes in operating assets and liabilities:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Accounts receivable	$(1,166)	$484	$(1,585)	$(3,726)	$(22)
Receivable from collaborative agreement	—	—	—	—	(10,828)
Work in progress	(726)	(206)	168	24	—
Research tax credits receivable	818	(341)	697	617	—
Prepaid expenses	(128)	(424)	(5,097)	(514)	(1,396)
Accounts payable and accrued liabilities	1,610	1,632	2,676	2,367	(311)
Income taxes payable	—	—	285	—	—
Deferred revenue	499	927	2,622	691	11,739
Long-term work in progress	30	214	—	—	—

	$937	$2,286	$(234)	$(541)	$(818)

b)
Cash paid for:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Interest	$364	$963	$472	$432	$301
Income taxes	—	—	—	—	411

c)
Non-cash transactions:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Warrants issued as settlement for additional compensation to agents	192	8	—	—	—
Issuance of common shares in connection with business acquisitions	4,772	1,160	1,069	—	4,379
Settlement of convertible debentures through issuance of common shares	—	—	5,264	3,607	—
Common shares issued of principal vendors of LAB Pharma Oy	2,909	2,212	—	—	—
Due to Scantox shareholders settled with cash held in escrow	—	—	—	475	—
Property and equipment financed through capital leases	26	1,314	463	618	—
Services rendered in exchange of shares	—	—	—	24	52
Issuance of common shares in connection with acquisition of customer list	208	—	—	—	—

	$8,107	$4,694	$6,796	$4,724	$4,431

d)
Cash and cash equivalents:

	Years ended December 31,			Six months ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
Term deposit, bearing interest at 2%	$1,121	$—	$—	$—	$—
Cash balances with banks	3,911	3,841	35,304	2,420	12,120
Money market fund	4,992	10,148	—	1,318	—

	$10,024	$13,989	$35,304	$3,738	$12,120

e)
Direct costs

        Direct costs were net of related research tax credits of $1,592 (C$1,806) (2005—$2,018 (C$2,445); 2004—$1,896 (C$2,468)).

19.    Related party transactions

        The Company incurred $370 (C$420) in 2006 (2005—$259 (C$314); 2004—$220 (C$286)) in expenses with firms connected with outside directors of the Company for professional services rendered. The Company incurred $2,859 (C$3,242) (2005—$500 (C$606); 2004—$247 (C$322)) as remuneration for services rendered by companies connected to certain shareholders and an outside director, including $2,645 (C$3,000) (2005—$318 (C$385)) to PRI International Consulting Inc., a company directly controlled by the Company's Chief Executive Officer under the agreement referred to in note 17. In 2005, the Company issued 28,571 common shares with a fair value of $208 (C$254) in connection with the purchase of a customer list from a company whose chief executive officer is a member of the Company's board of directors.

        In 2006, the Company incurred $880 (C$998) (2005—$718 (C$870); 2004—$741 (C$965)) to non-controlling shareholders for rent expense and services rendered. In addition, the Company incurred $112 (C$127) (2005—$115 (C$139); 2004—$68 (C$88)) to non-controlling shareholders for interest expense on long-term debt.

        From August 3, to November 9, 2006, the Company purchased $362 (C$410) of inhalation toxicology services from LRI. Included in accounts payable are amounts due to related parties of $264 (C$308) (2005—$441 (C$513); 2004—$95 (C$123)).

        During the six months ended June 30, 2007, the Company incurred legal and tax consulting fees of $282 from two firms associated with members of our Board of Directors. In addition, the Company incurred fees totaling $204 from a company directly controlled by the Company's Chief Executive Officer for CEO related services. The Company also incurred IT consulting fees totaling $112 from a firm owned by an affiliate of the Company's CEO (unaudited).

        As of June 30, 2007, the Company's long-term debt included $947 due to a non-controlling shareholder bearing interest of 8% due in October 2007. During the six months ended June 30, 2007, the Company incurred interest expense of $44 associated with the loan. The Company also incurred rent expense of $1,602 associated with a facilities lease held by this non-controlling shareholder (unaudited).

        During the six-month period ended June 30, 2007, the Company incurred expenses totaling $349 for consulting services paid to three current shareholders and the former principal owners of PharmaForm. One of these shareholders is also a member of the Company's Board of Directors (unaudited).

        These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

20.    Financial instruments

a)
Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash is maintained with a high credit quality financial institution. For accounts receivable, the Company performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

b)
Foreign currency risk

The Company is subject to foreign currency exchange risk as its revenues are primarily received in U.S. dollars and other currencies, while a significant portion of its expenses are paid in Canadian dollars. Its consolidated profitability could therefore be affected by the Canadian/U.S. dollar exchange rate and other exchange rates relative to the Canadian dollar, which exchange rates may fluctuate over time and cannot be accurately predicted. From time to time, the Company engages in the use of derivative financial instruments to manage its currency exposure. As of December 31, 2005 and 2006, the Company had not entered into any derivative financial instruments.

At June 30, 2007, the Company had commitments to buy foreign currencies using foreign exchange contracts as follows (unaudited):

Buy or Sell:	Notional Amount	Exchange Rate	Maturity	Notional US$ Equivalent
Buy	€500	1.443	7/3/07	$722
Buy	600	1.428	9/4/07	$857
Buy	500	1.440	8/1/07	$720

	€1,600			$2,299

All outstanding forward foreign exchange contracts are reported on a mark-to-market basis and the gains or losses, which were not significant, are included in earnings.

c)
Interest rate risk

The Company's exposure to interest rate fluctuations is with respect to the capital loan in euros from a Finnish governmental agency, which bears interest at a floating rate.

d)
Fair value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying values of the Company's short-term financial assets and liabilities are reasonable estimates of their fair values due to the relatively short periods to maturity of these instruments.

The fair value of the capital loan from the Finnish governmental body approximates its carrying values because interest is based on market-related variable rates. The fair value of the other long-term debt is as follows:

	Years Ended December 31,				June 30, 2007
	2005		2006
					(unaudited)
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt in euros (€404)	$478	$478	$533	$533	$—	$—
Long-term debt in euros (€700)	$829	$829	$923	$923	$947	$947
Capital loan in euros (€199)	$223	$223	$249	$186	$255	$255
LRI long-term debt	$15,130	$15,130	$—	$—	$—	$—
Warrants	$720	$720	$488	$488	$—	$—
Derivative related liability	$1,069	$1,069	$—	$—	$—	$—
Convertible debenture	$2,651	$4,347	$—	$—	$—	$—
Note payable	$—	$—	$—	$—	$1,200	$1,200
Capital lease obligation	$—	$—	$—	$—	$123	$123

21.    Segment disclosures

        Prior to January 1, 2007, the Company had three reportable segments: Contract Research Services, which was sold on August 3, 2006 (note 3), Pharma and Corporate. The activities of the operating segments are described in note 1 to these consolidated financial statements. The Corporate segment is responsible for the Company's financial and corporate direction, and also includes general expenses which cannot be directly attributed to a specific segment. The reporting on the segmented financial information does not include management fees charged by Corporate to the other segments.

        Effective January 1, 2007, following the corporate reorganization and business acquisition described in notes 3 and 22, the Company only operates in one reportable segment, Pharma.

        Segmented financial information is as follows:

	Year Ended December 31, 2004
	Contract Research Services	Pharma	Corporate	Sub-total Pharma and Corporate	Total
Revenues	$18,311	$1,040	$2	$1,042	$19,353
Cost of sales	8,828	—	—	—	8,828
Selling, general and administrative	4,868	1,233	3,400	4,633	9,501
Research and development	—	9,710	—	9,710	9,710
Operating leases	1,428	811	—	811	2,239
Interest expense	303	95	—	95	398
Foreign exchange	(143)	2	96	98	(45)
Segment earnings (loss)	3,027	(10,811)	(3,494)	(14,305)	(11,278)
Income tax (provision) recovery	(644)	9	—	9	(635)

Net earnings (loss)	$2,383	$(10,802)	$(3,494)	$(14,296)	$(11,913)

	Year Ended December 31, 2005
	Contract Research Services	Pharma	Corporate	Sub-total Pharma and Corporate	Total
Revenues	$35,767	$2,566	$—	$2,566	$38,333
Cost of sales	20,477	—	—	—	20,477
Selling, general and administrative	8,130	3,331	4,192	7,523	15,653
Research and development	—	9,580	—	9,580	9,580
Operating leases	1,799	809	12	821	2,620
Interest expense	760	114	1,533	1,647	2,407
Interest income	—	—	(38)	(38)	(38)
Foreign exchange	(97)	(48)	131	83	(14)
Segment earnings (loss)	4,698	(11,220)	(5,830)	(17,050)	(12,352)
Change in fair value of derivative-related liability and warrants	—	—	(669)	(669)	(669)
Income tax (provision) recovery	636	(85)	—	(85)	551

Net earnings (loss)	$5,334	$(11,305)	$(5,161)	$(16,466)	$(11,132)

	Year Ended December 31, 2006
	Contract Research Services	Pharma	Corporate	Sub-total Pharma and Corporate	Total
Revenues	$23,157	$2,249	$32	$2,281	$25,438
Cost of sales	12,857	—	—	—	12,857
Selling, general and administrative	6,512	2,198	8,053	10,251	16,763
Research and development	—	13,356	—	13,356	13,356
Operating leases	726	1,025	143	1,168	1,894
Interest expense	797	122	663	785	1,582
Interest income	—	—	(530)	(530)	(530)
Foreign exchange	22	680	367	1,047	1,069
Impairment of property and equipment	—	3,523	—	3,523	3,523
Restructuring	—	335	—	335	335
Segment earnings (loss)	2,243	(18,990)	(8,664)	(27,654)	(25,411)
Gain on disposal of LRI	—	—	32,759	32,759	32,759
Share in net income of investee company	—	—	265	265	265
Change in fair value of derivative-related liability and warrants	—	—	(1,204)	(1,204)	(1,204)
Income tax provision	(2,612)	(66)	(4,535)	(4,601)	(7,213)

Net earnings (loss)	$(369)	$(19,056)	$18,621	$(435)	$(804)

	Six Months Ended June 30, 2006
	Contract Research Services	Pharma	Corporate	Sub-total Pharma and Corporate	Total
	(unaudited)
Revenues	$19,941	$360	$—	$360	$20,301
Cost of sales	11,236	—	—	—	11,236
Selling, general and administrative	7,079	1,227	1,013	2,240	9,319
Research and development	—	5,097	—	5,097	5,097
Operating leases	802	424	49	473	1,275
Interest expense	675	61	645	706	1,381
Interest income	—	(33)	(11)	(44)	(44)
Foreign exchange	(51)	354	60	414	363
Segment earnings (loss)	200	(6,770)	(1,756)	(8,526)	(8,326)
Change in fair value of derivative-related liability and warrants	—	—	(1,554)	(1,554)	(1,554)
Income tax provision	(185)	—	—	—	(185)

Net earnings (loss)	$15	$(6,770)	$(3,310)	$(10,080)	$(10,065)

        Revenues were derived from customers located in the following geographic areas:

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(unaudited)
United States	$8,980	$13,156	$6,869	$6,115	$3,632
Denmark	—	7,099	5,172	4,497
Canada	4,009	5,318	2,672	1,607	130
Germany	1,139	2,722	2,432	1,984	30
Spain	886	2,402	606	502	—
United Kingdom	328	2,077	612	458	—
Sweden	—	1,729	1,356	1,115	—
Switzerland	—	647	1,607	1,302	—
Australia	515	574	302	296	—
Korea	1,408	566	257	289	16
Hungary	533	461	177	157	—
France	692	442	9	9	—
Belgium	—	410	452	376	—
Norway	—	253	290	193	—
Austria	467	212	195	194	—
Asia—Other	—	208	2,003	856	519
Europe—Other	396	57	427	351	31

	$19,353	$38,333	$25,438	$20,301	$4,358

        No customer accounted for greater than 10% of revenues.

        Segment assets and liabilities are as follows:

	December 31, 2005
	Contract Research Services	Pharma	Corporate	Sub-total Pharma and Corporate	Total
Cash and cash equivalents	$2,740	$142	$11,107	11,249	$13,989
Cash held in escrow	465	—	—	—	465
Accounts receivable	5,820	1,242	87	1,329	7,149
Work in progress	1,990	—	—	—	1,990
Research tax credits receivable	1,205	(59)	—	(59)	1,146
Prepaid expenses	741	205	139	344	1,085
Property and equipment	20,311	3,614	523	4,137	24,448
Intangible assets	2,531	181	373	554	3,085
Other assets	1,248	—	220	220	1,468
Deferred income taxes	5,909	—	—	—	5,909

	42,960	5,325	12,449	17,774	60,734

Bank loan	371	—	—	—	371
Accounts payable and accrued liabilities	6,154	1,817	1,857	3,674	9,828
Deferred revenue	4,017	760	432	1,192	5,209
Current portion of long-term debt	2,002	1,298	(1,298)	—	2,002
Current portion of convertible debenture	—	—	1,298	1,298	1,298
Due to selling shareholders of LAB Denmark	—	—	465	465	465
Deferred income taxes—current	592	—	—	—	592
Long-term debt	13,109	2,506	1,318	3,824	16,933
Convertible debenture	—	—	1,353	1,353	1,353
Deferred income taxes	2,141	—	—	—	2,141
Warrants	—	—	720	720	720
Derivative-related liability	—	—	1,069	1,069	1,069

	28,386	6,381	7,214	13,595	41,981
Equity	14,574	(1,056)	5,235	4,179	18,753

	$42,960	$5,325	$12,449	$17,774	$60,734

	December 31, 2006
	Contract Research Services	Pharma	Corporate	Sub-total Pharma and Corporate	Total
Cash and cash equivalents	$—	$209	$35,095	35,304	$35,304
Accounts receivable	—	1,083	264	1,347	1,347
Prepaid expenses	—	563	150	713	713
Property and equipment	—	—	397	397	397
Intangible assets	—	—	663	663	663
Other assets	—	—	828	828	828

		1,855	37,397	39,252	39,252

Accounts payable and accrued liabilities	—	2,578	2,363	4,941	4,941
Income taxes	—	—	277	277	277
Deferred revenue	—	1,354	252	1,606	1,606
Current portion of long-term debt	—	1,456	—	1,456	1,456
Long-term debt	—	4,248	—	4,248	4,248
Warrants	—	—	488	488	488

	—	9,636	3,380	13,016	13,016
Equity	—	(7,781)	34,017	26,236	26,236

	$—	$1,855	$37,397	$39,252	$39,252

        Property and equipment, intangible assets and goodwill by geographic areas are as follows:

	December 31,
			June 30, 2007
	2005	2006
			(unaudited)
Finland	$147	$4,058	$159
Canada	395	10,643	406
Barbados	518	(1,915)	579
Denmark	—	10,285	—
Hungary	—	4,194	—
United States	—	268	9,337

	$1,060	$27,533	$10,481

	Years Ended December 31,
				Six Months Ended June 30, 2006
	2004	2005	2006
				(unaudited)
Expenditures for segment property and equipment and intangible assets
Contract Research Services	$2,144	$14,169	$1,685	$1,169
Pharma	10,607	498	1,122	27
Corporate	33	65	501	235

	$12,784	$14,732	$3,308	$1,431

        Expenditures for segment property and equipment for the Contract Research Services segment include long-lived assets purchased through the acquisition of LAB Denmark.

22.    Subsequent events

(a)
Acquisition of PharmaForm

        On January 25, 2007, the Company completed the acquisition of all of the outstanding membership interests of Formulation Technologies, L.L.C. doing business as "PharmaForm" a privately held company headquartered in Austin, Texas. The aggregate purchase price amounted to $12,983 including $7,500 of cash and 862,791 common shares valued at $4,379. The value of the shares was based on the market price over a reasonable period before and after the date the business combination was agreed to and announced. Under the agreement, additional consideration is payable by the Company upon completion of certain milestones relating to PharmaForm's drug development programs. In total, the maximum contingent consideration payable by the Company is approximately $13 million, most of which is payable in common shares. All obligations to make contingent payments will terminate on January 25, 2012 (60 months following the closing date). Contingent payments made in the future will be accounted for as goodwill. The acquisition of PharmaForm added FDA and DEA approved specialized drug formulation and manufacturing capabilities and unique patent pending abuse deterrent and transmucosal drug delivery systems.

        The results of PharmaForm are consolidated from the date of acquisition. The Company is in the process of finalizing the valuation of the net assets acquired; thus, the allocation of the purchase price is subject to final modifications.

        The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The purchase price is based upon management's best estimate of the fair values of the identifiable assets acquired and liabilities assumed.

Net assets acquired
Current assets, including cash of $424	$2,036
Property and equipment	2,680
In-process research and development	3,600
Non-competition agreement	1,400
FDA/DEA certifications	1,000
Customer contracts and relationships	2,000
Goodwill	2,280
Current liabilities	(1,682)
Long-term liabilities	(331)

$12,983

Consideration
Cash	$7,500
862,791 common shares	4,379
Transaction costs	1,104

$12,983

        The following unaudited pro forma financial information reflects the consolidated results of operations as if the acquisition of PharmaForm had taken place on January 1, 2007. The pro forma financial information is not necessarily indicative of the results of operations as it would have been, had the transactions been reflected on the assumed date. No effect has been given for synergies that may have been realized through the acquisition.

Six Months Ended June 30, 2007
(unaudited)
Pro forma revenues	$5,105
Pro forma net loss	(17,853)
Pro forma diluted loss per share	(1.53)

        As part of the purchase agreement, the selling shareholders have the right to sell back to the Company the common shares issued in connection with this transaction as well as any common shares issued as part of the contingent consideration in the future, should the Company fail to either have its common shares listed on the Toronto Stock Exchange (TSX), or the NASDAQ Global Market ("NASDAQ") or another nationally recognized U.S. or international exchange, or use commercially reasonable efforts to have the common shares listed on NASDAQ or another U.S. exchange within a reasonable period after the closing date of the purchase transaction. Since the Company is already listed on the TSX, the Company believes that the probability of the selling shareholders obtaining this right is remote. However, in accordance with generally accepted accounting principles, because the ability to maintain a listing is considered to be outside of the Company's control, the Company has classified the 862,791 common shares and the redemption value in the amount of $4,379,000 issued in this transaction as redeemable common shares on the consolidated balance sheet at June 30, 2007. In such an event, the shares distributed to date would be sold back at a fixed price of C$5.75477 or $5.075, the U.S. dollar equivalent at the date the shares were issued, as stated in the agreement (the "Closing Price"), the average trading price of the common shares on the TSX for the ten trading days prior to the announcement of the transaction, as adjusted for stock splits, stock dividends, recapitalizations or similar events.

        The contingent payments required to be made to the PharmaForm sellers are as follows:

  (a)
  A payment (the Phase I Share Payment) is required to be made on the date which is the later of six months following the closing date and the date when an IND application dossier is filed with the FDA for the first proprietary non-inhalation product developed by PharmaForm.

  (b)
  A payment (the Phase II Share Payment) is required to be made if PharmaForm's gross revenue (as defined in the PharmaForm acquisition agreement) within 12 months of January 1, 2007 equals or exceeds $10 million, within 18 months equals or exceeds $15 million or within 24 months equals or exceeds $20 million.

  (c)
  A final payment (the Phase III Share Payment) is required to be made on the date which is the later of 18 months following the closing date and either (i) the date any proprietary non-inhalation product developed by PharmaForm completes the first Phase III clinical study or for which PharmaForm enters into a binding contractual arrangement with a third party, or (ii) the date of issuance to PharmaForm by the U.S. PTO of a notice that would allow PharmaForm to develop, produce and market an EDACS product candidate.

        Each of the Phase I, II and III contingent payments will be made in common shares in an amount of $4.375 million, plus $0.1 million per Phase, payable either in cash or in common shares at the option of the selling shareholders.

        If Phase I, II or III contingent payments are made, and the Company fails to maintain its listing requirements and the put option is exercised by the holder, the contingent shares would be sold back at a price equal to the average closing price of the common shares on the primary market for the common shares for the ten trading day period ending on the last trading day immediately preceding the triggering event but subject to a minimum price equal to 70% of the Closing Value and a maximum of 130% of the Closing Value for the Phase I Share Payment, 60% and 140% for the Phase II Share Payment and 30% and 170% for the Phase III Share Payment.

(b)
Reverse Stock Split

        The Company's Board of Directors, as authorized by the shareholders, declared effective October 10, 2007 a 1-for-7 reverse stock split, resulting in every seven shares of common stock being combined into one share of common stock. The stock split affects all of the Company's outstanding stock, stock options and warrants outstanding on the record date. The consolidated financial statements have been retroactively adjusted to reflect the stock split for all periods presented.

FORMULATION TECHNOLOGIES, L.L.C.

Financial Statements

December 31, 2005 and 2006

Independent Auditors' Report

The Members
Formulation Technologies, L.L.C.:

        We have audited the accompanying balance sheets of Formulation Technologies, L.L.C. (the "Company") as of December 31, 2005 and 2006 and the related statements of operations, members' equity and cash flows for the years ended December 31, 2005 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Formulation Technologies, L.L.C. as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Austin, Texas
September 13, 2007

FORMULATION TECHNOLOGIES, L.L.C.

Balance Sheets

	December 31,
	2005	2006
Assets
Current assets:
Cash	$347,716	$1,950,212
Trade accounts receivable, net of allowance of $0 and $51,500	1,626,670	845,806
Unbilled accounts receivable	659,568	254,529
Prepaid expenses	15,249	50,084
Other current assets	60,996	29,774

Total current assets	2,710,199	3,130,405

Property and equipment, net	1,637,214	2,625,884

	$4,347,413	$5,756,289

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$335,520	$314,396
Accrued payroll	67,082	92,169
Accrued expenses	36,499	27,042
Deferred revenue	343,333	421,017
Current portion of long-term debt and capital lease	88,654	334,849

Total current liabilities	871,088	1,189,473
Deferred rent	76,921	96,419
Deferred revenue, less current portion	281,250	156,250
Long-term debt and capital lease, less current portion	847,875	1,114,183

Total liabilities	2,077,134	2,556,325
Members' equity	2,270,279	3,199,964

	$4,347,413	$5,756,289

See accompanying notes to financial statements.

FORMULATION TECHNOLOGIES, L.L.C.

Statements of Operations

	Years Ended December 31,
	2005	2006
Revenues	$6,391,018	$9,527,507
Operating expenses:
Research and development	4,686,341	6,827,881
Selling, general and administrative	1,337,943	2,331,165

Total operating expense	6,024,284	9,159,046

Income from operations	366,734	368,461
Interest income (expense):
Interest income	2,354	16,937
Interest expense	(81,722)	(119,713)

Total interest income (expense)	(79,368)	(102,776)

Net income	$287,366	$265,685

See accompanying notes to financial statements.

FORMULATION TECHNOLOGIES, L.L.C.

Statements of Members' Equity

Years ended December 31, 2005 and 2006

Balance at December 31, 2004	$1,886,620
Distributions	(707)
Transfer of members' interests	97,000
Net income	287,366

Balance at December 31, 2005	2,270,279
Distributions	(110,000)
Transfer of members' interests	774,000
Net income	265,685

Balance at December 31, 2006	$3,199,964

See accompanying notes to financial statements.

FORMULATION TECHNOLOGIES, L.L.C.

Statements of Cash Flows

	Years Ended December 31,
	2005	2006
Cash flows from operating activities:
Net income	$287,366	$265,685
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	271,788	391,889
Provision for bad debt	—	51,500
Equity based compensation expense	97,000	774,000
Accretion of deferred rent	22,787	19,498
Accretion of interest on note and capital lease	5,749	8,633
Changes in operating assets and liabilities:
Trade accounts receivable	(540,306)	729,364
Unbilled accounts receivable	(314,365)	405,039
Prepaid expenses and other current assets	40,506	(3,613)
Accounts payable	163,331	(21,124)
Accrued payroll and accrued expenses	36,501	15,630
Deferred revenue	619,027	(47,316)

Net cash provided by operating activities	689,384	2,589,185

Cash flows from investing activities:
Capital expenditures	(264,104)	(1,041,712)
Deposit on equipment	(54,412)	—

Net cash used in investing activities	(318,516)	(1,041,712)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	379,633
Repayments of long-term debt and capital leases	(82,377)	(214,610)
Distributions to members	(707)	(110,000)

Net cash provided by (used in) financing activities	(83,084)	55,023

Net change in cash	287,784	1,602,496
Cash, beginning of year	59,932	347,716

Cash, end of year	$347,716	$1,950,212

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$77,054	$111,079

Supplemental disclosure of non-cash activities
Assets acquired through capital lease	$—	$178,740

Assets acquired through equipment loan	$—	$160,107

See accompanying notes to financial statements.

FORMULATION TECHNOLOGIES, L.L.C.

Notes to Financial Statements

December 31, 2005 and 2006

(1) Nature of Operations and Summary of Significant Accounting Policies

  Nature of Operations

        Formulation Technologies, L.L.C. d/b/a PharmaForm, L.L.C. (the "Company" and "PharmaForm") was formed in 1996 as a Texas limited liability company and elected to be taxed as a partnership. The Company provides research and development services including contract manufacturing, product development, process optimization, quality control testing and method validation, analytical method development, stability storage and testing and regulatory support.

  Basis of Presentation

        The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash

        Cash includes cash in banks and money market funds. These balances, at times, exceed federally-insured limits.

  Trade Accounts Receivable

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses and the aging of the receivables. Account balances are charged-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers beyond future milestones under its collaborative research agreements.

  Property and Equipment

        Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life. Maintenance and repair costs are expensed to operations as incurred.

  Long-Lived Assets

        In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the recorded values for long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long- lived asset to be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value.

  Debt Issuance Costs

        Costs incurred with obtaining financing have been deferred and are being amortized over the term of the financing using the effective interest method.

  Revenue Recognition

        Revenue for research and development services is recognized as work is performed, and amounts are earned in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition ("SAB 104"). The timing of cash received from the Company's research and development agreements can differ from when revenue is recognized. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. For contracts with fees based on time-and-materials, the Company recognizes revenue over the period of performance. For fixed-price contracts, depending on the specific contractual provisions and the nature of the deliverables, revenue may be recognized as milestones are achieved or when final deliverables have been provided.

        At times, the Company's arrangements with customers involve multiple elements. The deliverables in each arrangement are evaluated at contract inception to determine whether they represent separate units of accounting under the Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). The total fee for the arrangement is allocated to each unit of accounting based on its relative fair value, taking into consideration any performance, cancellation or termination provisions. Fair value for each element is established generally based on the sales price charged when the same or similar services are sold separately to customers. Revenue is recognized when revenue recognition criteria for each unit of accounting are met.

        Unbilled accounts receivable represents amounts recognized as revenue based on services performed in advance of billings, in accordance with contract terms. Under the Company's typical time-and-materials billing arrangement, the Company bills customers on a regularly scheduled basis, such as biweekly or monthly. Deferred revenue represents deferred license fees and payments received in advance of services being performed, milestones being reached, or final deliverables being provided.

        Product royalties are recognized as received from the Company's collaborators. Shipping and other transportation costs charged to buyers are recorded in both sales and operating expenses. Revenue also includes project-related reimbursable expenses separately billed to customers. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a gross basis. Revenue for the years ended December 31, 2006 and December 31, 2005 includes approximately $37,000 and $19,000, respectively in sales tax.

  Collaborative Agreements

        The Company receives payments from its collaborators for licenses to its technology and know-how and as reimbursement for collaborative research conducted on their behalf. These payments are generally non-refundable.

        License fees may be paid upfront upon the signing of a research and development agreement. In accordance with SAB 104 and EITF 00-21, the Company believes these payments are not separable from the payments related to contract services it provides. Accordingly, the Company treats these arrangements as one unit of accounting for financial accounting purposes and recognizes upfront payments as revenue over the expected period of the Company's performance.

        The Company's collaborative agreements also include contingent payments that can be earned upon its achieving predefined objectives, or upon its collaborator's achieving development or commercialization milestones using the Company's technology. The Company follows the substantive milestone method for recognizing contingent payments:

  •
  If a milestone is earned related to the Company's performance, the Company evaluates whether substantive effort was involved in achieving the milestone. Factors the Company considers in determining whether a milestone is substantive and can be accounted for separately from an upfront payment include assessing the level of risk and effort in achieving the milestone, the timing of its achievement relative to the upfront payments, and whether the amount of the payment was reasonable in relation to the Company's level of effort. If these criteria are met, the Company recognizes the milestone payment when it is earned.

  •
  If the Company determines the milestone is not substantive or the milestone relates to activities performed by its collaborators, the Company treats the milestone payments as contingent license fees and recognizes revenue for the milestone payment over the period of the Company's performance, similar to upfront payments. In the period that the contingent payment is earned, the Company will record a cumulative catch-up to revenue for the proportionate amount that related to the Company's past performance, and the remainder is deferred and recognized as the Company completes its performance obligations. If the Company has no further performance obligations, the contingent payments are recognized when earned.

  Research and Development Expenses

        Research and development expenses are comprised of costs incurred in performing research and development activities, including salaries and benefits, facilities costs, clinical trial and related supply costs, patent expenses, contract services, depreciation and amortization expense and other related costs. These costs are expensed as incurred.

  Income Taxes

        The Company has elected to be treated as a partnership for federal income tax reporting purposes. As such, its federal taxable income will be included in the income tax returns of its members.

  Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash, accounts receivable, accounts payable, accrued expenses, and long-term debt. The carrying values of these short-term financial instruments approximate their fair value due to the short-term nature of these instruments. The fair value of long-term debt is not materially different from its recorded values.

  Deferred Rent

        The Company's facility lease provides for scheduled annual increases in the base rent payments through the lease term. The Company records rent expense on a straight-line basis, and accrues lease liabilities representing the deferred portions of rent expense.

  Concentration of Credit and Business Risk

        The Company's three largest customers for the year ended December 31, 2006 and December 31, 2005 accounted for 68% and 53% of total revenue.

  Advertising Costs

        The Company expenses advertising and promotion costs as they are incurred. The amount charged to advertising expense for the years ended December 31, 2006 and December 31, 2005 was approximately $6,900 and $3,900, respectively.

  Recently Issued and Adopted Accounting Standards

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which is effective for the Company beginning January 1, 2008. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company is currently assessing what impact, if any, the adoption of this statement, if adopted, will have on its financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. This standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles ("U.S. GAAP"). This standard is effective for all financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating whether this standard will have a material effect on its financial position or results of operations.

        Effective January 1, 2006, the Company adopted the disclosure requirements of EITF Issue No. 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, gross versus net presentation) for tax receipts on the face of their income statement. The scope of this guidance includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, valued added, and some excise taxes. The Company presents taxes on a gross basis.

  Segment Reporting and Geographic Information

        SFAS No. 131, Disclosures about Segments of a Business Enterprise and Related Information, established standards for reporting information about operating segments. Operating segments are defined as components of a company which the chief operating decision maker evaluates regularly in deciding how to allocate resources and in assessing performance. The Company operated in one business segment, pharmaceutical research and development. Substantially all of the Company's revenue was derived within the United States.

(2) Property and Equipment

        Property and equipment consists of the following:

		December 31,
	Estimated Useful Life (Years)
		2005	2006
Equipment	5-7	$1,290,720	$2,307,930
Computer hardware and software	3-5	112,357	160,052
Furniture and fixtures	7	50,734	54,888
Leasehold improvements	10	1,031,948	1,343,448

Total property and equipment		2,485,759	3,866,318
Less: accumulated depreciation and amortization		(848,545)	(1,240,434)

Property and equipment, net		$1,637,214	$2,625,884

(3) Long-Term Debt and Capital Lease

        Long-term debt and capital lease consists of the following:

	December 31,
	2005	2006
Equipment loans, 7.75% interest rate, secured by equipment, repayable in 36 monthly installments of $9,678	$—	$278,636
Equipment loans, interest at Wall Street Journal Prime rate plus 1% (9.25%), secured by all of the Company's assets, repayable in 98 monthly installments of $13,484, net of unamortized issuance costs of $19,249 and $24,509 in 2006 and 2005, respectively	936,529	854,680
Note payable, 7.05% interest rate, repayable in 35 monthly installments of $7,116	—	133,603
Capital lease obligation, 7.5% interest rate, secured by the related laboratory equipment, net of discount of $12,797	—	182,113

Total long-term debt and capital leases	936,529	1,449,032
Less current portion of long-term debt and capital leases	(88,654)	(334,849)

Net long-term debt and capital leases	$847,875	$1,114,183

        The two Majority Members have personally guaranteed the Company's debt.

        The stated principal repayments for all indebtedness as of December 31, 2006 are as follows:

Year	Amount
2007	$334,849
2008	394,234
2009	186,811
2010	121,228
2011	131,290
Thereafter	312,666

(4) Significant Research, Development and Licensing Agreements

        In June 2003, the Company entered a license agreement with Auxilium Pharmaceutical, Inc. ("Auxilium"). Under this agreement, the Company granted Auxilium an exclusive, worldwide, royalty-bearing license to develop, make and sell products that contain hormones or that are used to treat urologic disorders, incorporating PharmaForm's oral transmucosal film technology for which there is an issued patent in the United States. The term of this license agreement is for the life of the licensed patents.

        In February 2005, the Company entered into an additional license agreement with Auxilium. Under this agreement, the Company granted Auxilium exclusive, worldwide royalty-bearing rights to develop, manufacture and market eight compounds using PharmaForm's proprietary transmucosal film technology for the management of pain, including acute and chronic pain. The compounds that may be developed include opioids as well other types of analgesics. In 2005, the Company received an up-front payment of $0.5 million and could be paid up to an additional $21.2 million in contingent milestone payments, if all underlying events for these eight compounds occur. The Company has deferred the upfront license payment and is recognizing the revenue over the expected remaining term of the Research and Development agreement of four years. In addition, the Company will receive on-going royalty payments from Auxilium. The timing of the remaining payments, if any, is uncertain.

        The Company can terminate the agreements only in the event of nonpayment and if Auxilium does not initiate clinical trials or full product launch within specified time periods. Auxilium can terminate the agreements only in the event of the Company's breach of warranty, breach of contractual terms or bankruptcy.

        To speed the development of products using the licensed technology, Auxilium entered into a research and development agreement with the Company, on a fee-for-service basis. Auxilium will be the sole owner of any intellectual property rights developed in connection with this agreement. The Company recorded revenue of $3.2 million and $2.0 million under the research and development agreement during 2006 and 2005, respectively.

(5) Commitments and Contingencies

  Leases

        The Company leases facilities and equipment for use in its operations under operating leases.

        Rental expense recorded by the Company was approximately $297,000 and $282,000 in 2006 and 2005, respectively. The aggregate minimum rental commitments under noncancelable operating leases for the periods shown at December 31, 2006, are as follows:

Year	Operating Leases
2007	$228,950
2008	242,118
2009	250,492

$721,560

  Indemnification and Penalty Payments

        The Company has entered into a number of standard indemnification agreements in the ordinary course of its business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, who are generally the Company's business partners or customers. The Company agrees to indemnify for claims, demands or judgments that arise out of gross negligence or misconduct of the Company, material breach of federal, state or local law by the Company, material breach of the respective agreement by the Company, or act of alleged infringement of intellectual property by any third-party with respect to the Company's activities under the agreement. The terms of these indemnification agreements are generally perpetual from the date of execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

        In the event that the University of Mississippi license agreement, the sublicense agreement or the University of Texas license agreement are terminated during the term of the Auxilium agreement, PharmaForm shall pay to Auxilium one-half of all direct expenses and costs Auxilium has incurred relating to the research and development of the compounds, technology, or products pursued under the Agreement which exceed the cumulative gross profit earned by Auxilium on such products, as of the date of the termination of such agreement. With respect to each of the University of Mississippi license agreement and sublicense agreement, the right to terminate for convenience may only be exercised by all inventors as a group. One of the Company's Majority Members is one of the inventors. The University of Texas license agreement may only be terminated for convenience by mutual agreement of the parties thereto. At December 31, 2006, the maximum amount of this contingency is 1.0 million, representing one-half of amounts received by the Company from Auxilium and is subject to upward adjustment for any amounts incurred by Auxilium on this project.

  Royalty Expense

        The Company has entered into royalty bearing licenses for a drug delivery system in which the Company is required to pay 75% of any sublicense fees received by the Company to the licensors. The Company's sublicense to Auxilium is subject to these agreements.

(6) Employee Benefit Plans

        The Company has a defined contribution plan that is available to all of its employees. Participants can voluntarily contribute a portion of their compensation to the plan, up to a maximum amount, as defined in the plan agreement. The Company may contribute to the plan at its discretion. In 2006 and 2005, the Company made contributions to the plan of approximately $69,000 and $34,000, respectively.

(7) Related Party Transactions

        During the years ended December 31, 2006 and 2005, the two Majority Members, who are not employees, were paid $580,000 and $335,000, respectively, for professional services rendered to the Company. Additionally, distributions to all members were $110,000 and $707 during the year ended December 31, 2006 and 2005, respectively.

        Effective January 1, 2006 and December 1, 2006, the Majority Members granted the transfer of an effective 2% and 4% members' interest, respectively, to three employees. Effective January 1, 2005 and June 22, 2005, the majority members granted the transfer of 2% and 0.5% members' interest, respectively, to three employees. The Company accounted for this as compensation expense and recorded $774,000 of compensation expense in 2006 and $97,000 of compensation expense in 2005 to Research and Development expense based on the fair value of the interests transferred at the grant dates. Fair value was determined using an income approach, which included an analysis of future cash flows and the risk associated with such cash flows.

        During the years ended December 31, 2006 and December 31, 2005, the Company performed research and development services for LAB Pharma, a subsidiary of LAB International, resulting in $176,110 and $0 of revenue respectively.

        The Company utilized a consultant during 2006 and 2005 to provide financial recordkeeping and management advisory services for which the Company incurred approximately $140,000 and $67,000 in expense for 2006 and 2005, respectively. The consultant was granted a 3% members' interest in the Company in 2006 contingent on the ultimate sale of the members' interests. The Company applies the provisions of EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18") for equity interests to non-employees. Under EITF 96-18, the measurement date at which the fair value of the equity-based award is measured is equal to the earlier of 1) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached or 2) the date at which the counterparties performance is complete. The consultant's grant was measured in 2006, but the expense will be recorded in the first Quarter of 2007, when the sale of the members' interest was finalized.

(8) Subsequent Events (unaudited)

  Purchase Agreement

        Effective January 25, 2007, the members entered into an agreement to sell all of the outstanding members' interests in the Company to LAB International, Inc. ("LAB"), a Canadian publicly-traded drug development company. The aggregate purchase price amounted to approximately $13 million. The members will be eligible for additional payments of up to approximately $13 million upon completion of certain milestones relating to the Company's drug development programs reaching specific clinical trial stages.

        As part of the purchase agreement, the selling shareholders have the right to sell back to LAB the common shares issued in connection with this transaction as well as any common shares issued as part of the contingent consideration in the future, should LAB fail to either have its common shares listed on the Toronto Stock Exchange (TSX), or the NASDAQ Global Market ("NASDAQ") or another nationally recognized U.S. or international exchange, or use commercially reasonable efforts to have the common shares listed on NASDAQ or another U.S. exchange within a reasonable period after the closing date of the purchase transaction. Since LAB is already listed on the TSX, the Company believes that the probability of the selling shareholders obtaining this right is remote.

        In such an event, the shares distributed to date would be sold back at a fixed price of C$5.75477 (the "Closing Price"), the average trading price of the common shares on the TSX for the ten trading days prior to the announcement of the transaction, as adjusted for stock splits, stock dividends, recapitalizations or similar events. The contingent payments required to be made to the PharmaForm sellers are as follows:

  (a)
  A payment (the Phase I Share Payment) is required to be made on the date which is the later of six months following the closing date and the date when an IND application dossier is filed with the FDA for the first proprietary non-inhalation product developed by PharmaForm.

  (b)
  A payment (the Phase II Share Payment) is required to be made if PharmaForm's gross revenue (as defined in the PharmaForm acquisition agreement) within 12 months of January 1, 2007 equals or exceeds $10 million, within 18 months equals or exceeds $15 million or within 24 months equals or exceeds $20 million.

  (c)
  A final payment (the Phase III Share Payment) is required to be made on the date which is the later of 18 months following the closing date and either (i) the date any proprietary non-inhalation product developed by PharmaForm completes the first Phase III clinical study or for which PharmaForm enters into a binding contractual arrangement with a third party, or (ii) the date of issuance to PharmaForm by the U.S. PTO of a notice that would allow PharmaForm to develop, produce and market an EDACS product candidate.

        Each of the Phase I, II and III contingent payments will be made in common shares in an amount of $4.375 million, plus $0.1 million per Phase, payable in either cash or in common shares at the option of the selling shareholders.

        If the Phase I, II or III contingent payments are made, and LAB fails to maintain its listing requirements and the put option is exercised by the holder, the contingent shares would be sold back at a price equal to the average closing price of the common shares on the primary market for the common shares for the ten trading day period ending on the last trading day immediately preceding the triggering event but subject to a minimum price equal to 70% of the Closing Value and a maximum of 130% of the Closing Value for the Phase I Share Payment, 60% and 140% for the Phase II Share Payment and 30% and 170% for the Phase III Share Payment.

  Employment and Consulting Agreements

        In conjunction with the acquisition by LAB International, Inc. on January 25, 2007, the Company entered into the following employment and consulting agreements with its former members:

        The Company entered into an eighteen-month consulting agreement with one of its members to perform specific financial and management advisory services for a base compensation of $5,555 per month. In the event the agreement is terminated without cause, the consultant is entitled to continuation of the consulting fee, without modification, for a period equal to the remainder of the term or one year, whichever is greater.

        The Company entered into five-year consulting agreements with each of the two Majority Members, under which each of the Majority Members agree to perform consulting services for which they are to be paid $23,333 per month for an aggregate $560,000 per year. The agreements have initial terms of five-years after which they may be renewed for additional one-year periods. In the event the agreement is terminated without cause during the initial term of the agreement, the Majority Members are entitled to continuation of the fee, without modification, for the initial term or one year, whichever is greater. In the event that either of the agreements are terminated without cause during the renewal period, the Majority Members are entitled to receive the regular monthly payments for a period equal to one year.

        The Company entered into four-year employment agreements with each of the three remaining members (hereafter, the "Members") in which these Members agreed to perform specific services for the Company as a full-time employee and for which they are to be paid an aggregate base salary of $530,000. The base salaries can be adjusted upward for bonuses or commissions and provide for car allowances. The agreements have initial terms of four-years, after which they may be renewed for additional one-year periods. In the event the Members employment is terminated without cause by the Company or for "Good Reason", as defined in the agreements, the Members are entitled to continuation of their base salary, without modification, for the remainder of the initial or renewal term, whichever is applicable, cash payment for any vacation or leave accrued through the date of termination, and vesting and exercisability of any unvested stock grants or options granted subsequent to commencement of the employment agreement.

  Lease Amendment

        On January 31, 2007, the Company executed an amendment to its office building lease agreement. The lease was amended to decrease the term of the lease, add additional square footage, acknowledge the change in control of the company and change the guarantor on the lease. The base amount paid per month under the amendment did not change.

  Long-term Debt

        On May 18, 2007, the Company repaid $1.2 million of debt acquired in the PharmaForm acquisition as well as the payments under existing debt facilities with $1.2 million in new borrowings. The new long-term debt bears interest at 8.75% and is due in monthly installments over the next 5 years. Under the terms of the debt agreement, the Company is required to maintain $0.6 million in a restricted certificate of deposit account. The debt is secured by a first lien on the accounts receivable and property and equipment of PharmaForm.

AKELA PHARMA INC.

Pro Forma Consolidated Statements of Operations
(Unaudited)

(in thousands of US dollars)

Pro Forma Consolidated Statement of Operations	F-74
Notes to Pro Forma Consolidated Financial Statements	F-76

AKELA PHARMA INC.

Pro Forma Consolidated Statement of Operations
(Unaudited)

Year ended December 31, 2006
(in thousands of US dollars, except per share data)

	Akela	Disposal of LRI (Note 2)	Subtotal	Acquisition of PharmaForm (Note 2)	Pro Forma adjustments (Note 3)	Notes	Pro Forma consolidated
Revenues	$25,438	$(23,157)	$2,281	$9,528	$—		$11,809
Expenses:
Cost of sales	12,857	(12,857)	—	—	6,828	(c)	6,828
Selling, general and administrative	16,763	(6,512)	10,251	2,331	1,333	(b)	14,234
					(297)	(c)
					616	(d)
Research and development	13,356	—	13,356	6,828	3,600	(a)	16,956
					(6,828)	(c)
Operating leases	1,894	(726)	1,168	—	297	(c)	1,465
Impairment of property and equipment	3,523	—	3,523	—	—		3,523
Restructuring	335	—	335	—	—		335
Foreign exchange	1,069	(22)	1,047	—	—		1,047

	49,797	20,117	29,680	9,159	5,549		44,388

Earnings (loss) before undernoted items	(24,359)	(3,040)	(27,399)	369	(5,549)		(32,579)
Other (income) expense:
Gain on disposal of LAB Research Inc.	(32,759)	32,759	—	—	—		—
Share in net income of company subject to significant influence	(265)	265	—	—	—		—
Interest on long-term debt	1,582	(797)	785	120	—		905
Interest income	(530)	—	(530)	(17)	—		(547)
Change in fair value of derivative—related liability and warrants	1,204	—	1,204	—	—		1,204

	(30,768)	32,227	1,459	103	—		1,562

Earnings (loss) before income taxes	6,409	(35,267)	(28,858)	266	(5,549)		(34,141)
(Provision for) recovery of income taxes:
Current	(2,520)	2,454	(66)	—	—		(66)
Deferred	(4,693)	4,693	—	—	—		—

	(7,213)	7,147	(66)	—	—		(66)

Net earnings (loss)	$(804)	$(28,120)	(28,924)	$266	$(5,549)		$(34,207)

Basic and diluted loss per common share	$(0.08)	$—	$(2.80)	$—	$—		$(3.04)

Basic and diluted weighted average common shares	10,338,586	—	10,338,586	862,791	—		11,251,377

See accompanying notes to unaudited pro forma consolidated financial statements.

AKELA PHARMA INC.
Pro Forma Consolidated Statement of Operations
(Unaudited)
Six months ended June 30, 2007
(in thousands of US dollars, except per share data)

	Akela	Acquisition of PharmaForm (Note 2)	Pro Forma Adjustment (Note 3)	Notes	Pro Forma consolidated
Revenues	$4,358	$747	$—		$5,105
Expenses:
Cost of sales	2,580	188	—		2,768
Selling, general and administrative	6,761	1,121	111	(b)	7,377
			(616)	(d)
Research and development	11,851	—	(3,600)	(a)	8,251
Operating leases	1,621	30	—		1,651
Restructuring charges	264	—	—		264
Foreign exchange	(779)	—	—		(779)

	22,298	1,339	(4,105)		19,532

Earnings (loss) before undernoted items	(17,940)	(592)	4,105		(14,427)
Other (income) expense:
Interest on long-term debt	(97)	(16)	—		(113)
Interest income	425	—	—		425

	328	(16)	—		312

Earnings (loss) before income taxes	(17,612)	(608)	4,105		(14,115)
Provision for income taxes:
Current	(138)	—	—		(138)
Deferred	—	—	—		—

	(138)	—	—		(138)

Net earnings (loss)	$(17,750)	$(608)	$4,105		$(14,253)

Basic and diluted loss per common share	$(1.52)	$—	$—		$(1.22)

Basic and diluted weighted average common shares	11,674,505	—	—		11,674,505

See accompanying notes to unaudited pro forma consolidated financial statements.

AKELA PHARMA INC.

Notes to Pro Forma Consolidated Financial Statements
(Unaudited)

(in thousands of US dollars)

1.    Basis of presentation:

        The unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 and for the six-month period ended June 30, 2007 give effect to the (i) disposition of LAB Research Inc. (LRI) through a series of transactions in 2006 and (ii) the business acquisition of Formulation Technologies, L.L.C. (PharmaForm) completed January 25, 2007 by Akela Pharma Inc. (formerly LAB International Inc.) (Akela or the Company) as if each of those transactions had taken place on January 1, 2006. The unaudited pro forma consolidated statements of operations have been prepared by management in accordance with U.S. generally accepted accounting principles (GAAP).

        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 is based on the audited consolidated statement of operations of Akela for the year ended December 31, 2006, as adjusted to eliminate the results of LRI, and the audited statement of operations of PharmaForm for the year ended December 31, 2006. The unaudited pro forma consolidated statement of operations for the six-month period ended June 30, 2007 is based on the unaudited consolidated statement of operations of Akela for the six-month period ended June 30, 2007, which include the results of PharmaForm from the date of acquisition, and the unaudited statement of operations of PharmaForm for the period January 1, 2007 to January 24, 2007.

        The functional currency of Akela in 2006 was the Canadian dollar. The statement of operations of Akela for the year ended December 31, 2006 has been converted into U.S. dollars at an average exchange rate for the year which was C$1 = $0.8817. The balance sheet of Akela at December 31, 2006 has been converted into US dollars at the closing rate as of December 31, 2006 which was C$1 = $0.8581. Effective January 1, 2007, Akela adopted the U.S. dollar as its functional currency.

        The pro forma consolidated statement of operations is not necessarily indicative of the results of operations that would have been realized for the year presented, nor do they purport to project the Company's results of operation for any future periods. The statement of operations does not include the expected benefits and cost savings that may arise from the business acquisition.

        The pro forma adjustments are based upon available information, estimates and certain assumptions that the Company believes are reasonable and are described in Note 3 to the unaudited pro forma consolidated financial statements.

        The pro forma consolidated statements of operations should be read in conjunction with the consolidated financial statements of Akela as of and for the year ended December 31, 2006, and as of and for the six-month period ended June 30, 2007 and the financial statements of PharmaForm as of and for the year ended December 31, 2006.

2.    Business disposition and acquisition:

  (a)
  Disposal of interest in LRI:

    On August 3, 2006, the Company sold 6,250,000 common shares that it held in LRI for gross proceeds of $22,197 ($25,000) and granted an over-allotment option to the Underwriters for an additional 1,500,000 common shares at $4 per share. Concurrently, LRI issued 3,750,000 common shares for aggregate proceeds of $13,318 ($15,000). The Company retained approximately 44% of LRI subsequent to this transaction. Net proceeds amounted to $20,865 after Underwriters' commissions of $1,332.

    On September 12, 2006, the Underwriters exercised their over-allotment option and the Company sold an additional 1,500,000 common shares for gross proceeds of $5,364 ($6,000). The transaction reduced the Company's interest in LRI to 35.4% and generated net proceeds of $5,042 (C$$5,640) after Underwriters' commissions of $322.

    On November 9, 2006 the Company sold its remaining interest in LRI for gross proceeds of $22,929 and net proceeds of $21,427 after Underwriters' commissions of $1,502.

    The gain on dilution and disposal of LRI included in the consolidated statement of operations includes $50,490 in gross proceeds less the carrying value of the assets sold and $5,185 of related Underwriter's commissions and professional fees. Senior management bonuses consisted of $2,469 in cash payments and have been classified as selling, general and administrative expenses. The gain is also net of $1,128 in cumulative translation adjustment ("CTA") representing the proportionate amount of the CTA disposed of by the Company.

    The results of operations of LRI were consolidated with those of the Company up until August 3, 2006, the date of loss of control. From August 3, 2006 to November 9, 2006, the date of sale of the remaining interest in LRI, the Company accounted for its interest in LRI using the equity method.

  (b)
  Acquisition of PharmaForm:

    On January 25, 2007, the Company completed the acquisition of all of the outstanding membership interests of PharmaForm a privately held company headquartered in Austin, Texas. The aggregate purchase price amounted to $12,983, including $7,500 of cash and 862,791 common shares valued at $4,379. Under the agreement, additional consideration is payable by the Company upon completion of certain milestones relating to PharmaForm's drug development programs. These amounts are payable at the option of the vendor, either in cash or in common shares. In total, the maximum contingent consideration payable by the Company is $13,200.

    The acquisition was accounted for using the purchase method of accounting. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation is based upon management's best estimate of the fair values of the identifiable assets acquired and liabilities assumed. Because the Company only recently acquired PharmaForm, it does not have all the information necessary to definitely allocate the purchase price. The Company is in the process of finalizing the valuation of the net assets acquired, including the determination of post-closing adjustments and other intangible assets; thus the allocation of the purchase price is subject to final modifications.

January 25, 2007
(Date of acquisition)
Net assets acquired:
Current assets, including cash of $424 at date of acquisition	$2,036
Property and equipment	2,680
In-process research and development	3,600
Intangible assets:
Non-competition agreement	1,400
FDA/DEA certifications	1,000
Customer contracts and relationships	2,000
Goodwill	2,280
Current liabilities	(1,682)
Long-term debt	(331)
Deferred income taxes	—

$12,983

Consideration:
Cash	$7,500
862,791 common shares	4,379
Transaction costs	1,104

$12,983

        Transaction costs includes an amount of $828 incurred prior to December 31, 2006 and recorded as "other asset" on the Company's consolidated balance sheet as of December 31, 2006.

        The pro forma statement of operations reflects the following:

  (a)
  for the statement of operations for the year ended December 31, 2006, a full year of operations for PharmaForm;

  (b)
  for the statement of operations for the six months ended June 30, 2007, the period prior to the acquisition from January 1, 2007 to January 24, 2007. The period from January 25, 2007 to June 30, 2007 is already reflected in the results of operations of Akela.

3.    Pro forma adjustments:

        As a result of the acquisition of PharmaForm:

  (a)
  Represents in-process research and development expense. In 2007, this expense is eliminated as it is assumed to have been incurred on January 1, 2006.

  (b)
  Represents the amortization of intangible assets using the straight-line method over the following estimated lives:

Non-competition agreement	5 years
FDS/DEA certifications	3 years
Customer contracts and relationships	3 years
  (c)
  Represents the reclassification of expenses to conform with Akela's presentation.

  (d)
  Reflects a 3% members' interest granted to a consultant of PharmaForm in 2006 contingent upon the ultimate sale of Formulation Technologies, L.L.C. The estimated fair value of the consultant's grant of $616 was measured in 2006, but expensed in January 2007, when the sale of the members' interest in PharmaForm was finalized. In 2007, this expense is eliminated as it is assumed the transaction occurred on January 1, 2006. See note 7 to the December 1, 2005 and 2006 financial statements of Formulation Technologies, L.L.C. for further discussion.

        Through and including November     , 2007 (the 25th day after the date of this prospectus), U.S. Federal securities law may require all dealers effecting transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

Subject to Completion, Dated October 22, 2007

5,250,000 Shares

AKELA PHARMA INC.

Common Shares

LAZARD CAPITAL MARKETS

OPPENHEIMER & CO.	BROADPOINT.

The date of this prospectus is        , 2007.

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Included in the prospectus, under the heading "Management—Limitations of Liability and Indemnification."

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES

        Pursuant to an agreement dated December 23, 2003 (the Focus Acquisition Agreement) between the Company, two Finnish institutional investors, and the Finnish subsidiary of Schering AG, effective January 1, 2004, we acquired Focus Inhalation Oy (Focus) (renamed LAB Pharma Oy). As consideration, we issued 361,196 common shares to the Focus shareholders, and agreed to issue an additional 571,428 common shares upon the achievement of development milestones related to Fentanyl TAIFUN®, of which 357,143 were subsequently issued in 2004. During 2004, we received 4 million euros from the two previous institutional shareholders of Focus in exchange for non-interest bearing non-secured convertible debt, all of which was subsequently converted into 892,857 common shares by February 2005. 520,089 shares were issued in 2004 and 372,768 shares were issued in February, 2005. All of these securities were issued to non-U.S. institutional investors outside the United States in reliance upon Regulation S under the Securities Act.

        On December 18, 2004, we entered into a marketing agreement with LTS Lohmann Therapy System A.G., a German corporation, pursuant to which we purchased a customer list in exchange for 28,571 common shares with a fair market value at such date of C$254,000. Such shares were subsequently issued on April 5, 2005 in reliance upon an exemption from the registration requirements of the Securities Act in accordance with Regulation S thereunder.

        On December 30, 2004, we completed the first closing of a private placement by issuing 988,462 units at C$7.35 for gross proceeds of C$7,265,200. On January 13, 2005, we completed the second closing of the private placement by issuing an additional 207,653 units for gross proceeds of C$1,526,000. The majority of shares delivered at the first closing were to institutional investors, but most shares delivered at the second closing were to individuals. Of the dozens of buyers, fewer than five were located in the United States. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant was exercisable to purchase one common share for C$10.15 until December 30, 2006. Dlouhy Merchant Group Inc., Jennings Capital Inc., Octagon Capital Corporation and PowerOne Capital Markets Limited, the agents for the private placement, received a commission of C$602,276 (7% of the gross proceeds) along with brokers warrants which were exercisable to acquire 81,942 common shares (7% of the total number of units sold) at C$7.35 per share until December 30, 2006. During 2006, 8,571 warrants were exercised. The remaining warrants and the broker warrants expired unexercised.

        On January 17, 2005, we completed a private placement of 114,286 units at C$7.35 per unit for gross proceeds of C$840,000. Three institutional investors and one individual purchased shares, all of whom were located outside of the United States. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant was exercisable to purchase one common share for C$10.15 until January 17, 2007. Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc., the agents for the private placement, received a commission of C$22,050 and broker warrants exercisable to acquire 1,000 common shares at C$7.35 per share until January 17, 2007. The broker warrants expired unexercised.

        On January 25, 2005, we entered into an agreement with a U.S. investor relations services company pursuant to which 2,857 shares were issued on June 5, 2006 for a fair market value of C$27,000. The shares were issued in reliance upon an exemption from the registration requirements of the Securities Act in accordance with Section 4(2) thereof and Regulation D thereunder.

        On April 27, 2005, we issued to Laurus Master Fund, Ltd. (Laurus) a secured convertible term note (the Secured Note) in the principal amount of $5 million (C$6.2 million). The Secured Note bore interest at the prime rate published in the Wall Street Journal plus 2% (subject to reduction in certain events), had a term of three years, was secured by the shares of LAB Denmark and LAB Hungary and was convertible into common shares at a price of $5.95 per share. Principal repayments commenced in September 2005 and were subject to mandatory conversion provided that the market price of the common shares for the five days preceding repayment was equal to or greater than 115% of the conversion price and did not exceed a specified percentage of the aggregate dollar trading volume. In connection with this transaction, we issued a share purchase warrant exercisable to purchase 252,898 common shares for five years at a price of $7.70 per share. The aggregate number of common shares that we issue pursuant to the Secured Note and the Warrant cannot exceed 1,933,059. Laurus retained 3% of the principal amount as compensation and an additional $150,000 was paid in related agent fees. During 2006, the unpaid balance of the Secured Note was settled for 659,777 common shares having an approximate value of $3,926,000. The securities were issued to an institutional accredited investor in reliance upon exemptions from the registration requirements of the Securities Act in accordance with Section 4(2) thereof and Regulation D thereunder.

        On December 12, 2005, we raised gross proceeds of C$12.3 million through the non-brokered private placement of 1,999,498 common shares at a price of C$6.16 per share. The common shares were purchased equally by investment funds managed by Great Point Partners, LLC of Greenwich, Connecticut and Atlas Venture of Waltham, Massachusetts. Oppenheimer & Co. Inc. of New York, New York acted as financial advisor to the Company and received advisory fees of C$872,000. The securities were issued to institutional accredited investors in reliance upon exemptions from the registration requirements of the Securities Act in accordance with Section 4(2) thereof and Regulation D thereunder.

        On October 16, 2006, we issued to non-U.S. persons 192,617 common shares with a fair market value of C$1,173,000 in connection with research and development milestones attained relating to the calcitonin gene related peptide that we acquired in September 2003. During 2005, 265,745 common shares with a fair market value of C$1,443,000 were issued to the same non-U.S. persons upon achievement of earlier milestones. All such common shares were issued in reliance upon exemptions from the registration requirements of the Securities Act in accordance with Regulation S thereunder.

        In January 2007, we issued 3,571 common shares, as payment in lieu of cash, to Global Business Partners, AG, a Swiss corporation, for investor relations services rendered.

        On January 25, 2007, we issued 862,791 common shares at an ascribed value of $5.075 per share to six accredited investors in connection with the acquisition of all outstanding membership interests of PharmaForm. The common shares were issued in reliance upon exemptions from the registration requirements of the Securities Act in accordance with Section 4(2) thereof and Regulation D thereunder.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Exhibits

        The following exhibits are filed as part of this Registration Statement.

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Articles of Continuance of the Registrant.
3.2	Bylaws of the Registrant.*
4.1	Specimen of common share certificates.
4.2	Form of Subscription Agreement, dated December 12, 2005, among the Company and the investors named therein.*
4.3	Form of Registration Rights Agreement, dated December 12, 2005, by and between the Company and each investor named therein.*
4.4	2007 Stock Incentive Plan.*
4.5	Stock Option Plan.*
4.6	Form of Lock-up Agreement.*
5.1	Opinion of Gowling Lafleur Henderson LLP.
10.1	Development and Manufacturing Agreement, dated January 20, 2003, by and between the Company and Medifiq Healthcare (f/k/a Perlos Oy).**
10.2	Funding Agreement, dated November 16, 2004, by and between LAB Pharma Oy, a wholly-owned subsidiary of the Company and TEKES, a Finnish funding agency for technology and innovation.*
10.3	Funding Agreement, dated October 15, 2005, by and between LAB Pharma Oy, a wholly-owned subsidiary of the Company and TEKES, a Finnish funding agency for technology and innovation.*
10.4	Purchase and Sale Agreement, dated January 10, 2007, among the Company and Daniel J. Bates, John J. Koleng, Jr., Feng Zhang, Michael M. Crowley, James W. McGinity and Robert O. Williams, III.*
10.5	Exclusive license, Development and Supply Agreement, dated June 20, 2007, by and among LAB Pharma Oy, LAB International SRL and Janssen Pharmaceutica N.V.**
14.1	Code of Ethics and Business Conduct.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of KPMG LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of Gowling Lafleur Henderson LLP (included in Exhibit 5.1).
24.1	Power of Attorney as set forth on the signature page of this registration statement.*
99.1	Audit Committee Charter.*
99.2	Compensation Committee Charter.*
99.3	Corporate Governance Committee Charter.*
99.4	Nominating Committee Charter.*
99.5	Qualified Legal Compliance Committee Charter.*

*
Previously filed.

**
Confidential Treatment requested for certain portions of this agreement.

(b)   Financial Statement Schedules

        All schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the Consolidated Financial Statements and notes thereto.

ITEM 9.    UNDERTAKINGS

        The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Québec, Canada, on this 22nd day of October, 2007.

AKELA PHARMA INC.

By:	/s/ ANDREW REITER Andrew Reiter Chief Financial Officer

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ANDREW REITER* Halvor Jaeger	Chief Executive Officer; Director (principal executive officer)	October 22, 2007
/s/ ANDREW REITER Andrew Reiter	Chief Financial Officer (principal financial officer)	October 22, 2007
/s/ ANDREW REITER* Richard Martin	Vice President Finance (principal accounting officer)	October 22, 2007
/s/ ANDREW REITER* Peter Barrett	Director	October 22, 2007
/s/ ANDREW REITER* Yves Glaude	Director	October 22, 2007
/s/ ANDREW REITER* Hans-Rainer Hoffmann	Director	October 22, 2007
/s/ ANDREW REITER* Günter Knorr	Director	October 22, 2007
/s/ ANDREW REITER* Rolf Reininghaus	Director	October 22, 2007

/s/ ANDREW REITER* Maurice St. Jacques	Director	October 22, 2007
/s/ ANDREW REITER* Robert O. Williams III	Director	October 22, 2007
/s/ ANDREW REITER Andrew Reiter	Authorized Representative in the United States	October 22, 2007

*
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Articles of Continuance of the Registrant.
3.2	Bylaws of the Registrant.*
4.1	Specimen of common share certificates.
4.2	Form of Subscription Agreement, dated December 12, 2005, among the Company and the investors named therein.*
4.3	Form of Registration Rights Agreement, dated December 12, 2005, by and between the Company and each investor named therein.*
4.4	2007 Stock Incentive Plan.*
4.5	Stock Option Plan.*
4.6	Form of Lock-up Agreement.*
5.1	Opinion of Gowling Lafleur Henderson LLP.
10.1	Development and Manufacturing Agreement, dated January 20, 2003, by and between the Company and Medifiq Healthcare (f/k/a Perlos Oy).**
10.2	Funding Agreement, dated November 16, 2004, by and between LAB Pharma Oy, a wholly-owned subsidiary of the Company and TEKES, a Finnish funding agency for technology and innovation.*
10.3	Funding Agreement, dated October 15, 2005, by and between LAB Pharma Oy, a wholly-owned subsidiary of the Company and TEKES, a Finnish funding agency for technology and innovation.*
10.4	Purchase and Sale Agreement, dated January 10, 2007, among the Company and Daniel J. Bates, John J. Koleng, Jr., Feng Zhang, Michael M. Crowley, James W. McGinity and Robert O. Williams, III.*
10.5	Exclusive License, Development and Supply Agreement by and among LAB Pharma Oy, LAB International SRL and Janssen Pharmaceutica N.V.**
14.1	Code of Ethics and Business Conduct.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of KPMG LLP.
23.2	Consent of KPMG LLP.
23.3	Consent of Gowling Lafleur Henderson LLP (included in Exhibit 5.1).
24.1	Power of Attorney as set forth on the signature page of this registration statement.*
99.1	Audit Committee Charter.*
99.2	Compensation Committee Charter.*
99.3	Corporate Governance Committee Charter.*
99.4	Nominating Committee Charter.*
99.5	Qualified Legal Compliance Committee Charter.*

*
Previously filed.

**
Confidential Treatment requested for certain portions of this agreement.